Exhibit 96.1

SEC Technical Report Summary Pre-Feasibility Study Greenbushes Mine Western Australia Effective Date: December 31, 2022 Report Date: February 14, 2023
Report Prepared for Albemarle Corporation 4350 Congress Street Suite 700 Charlotte, North Carolina 28209
Report Prepared by SRK Consulting (U.S.), Inc. 999 Seventeenth Street, Suite 400 Denver, CO 80202 SRK Project Number: USPR000574

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List of Tables

Table 1-1: Greenbushes Summary Mineral Resources Exclusive of Mineral Reserves as of December 31, 2022- Based on US$1,523/t of Concentrate at Mine Gate– SRK Consulting (U.S.), Inc.	3
Table 1-2: Greenbushes Summary Mineral Reserves at December 31, 2022 Based on US$1,381/t of Concentrate Mine Gate – SRK Consulting (U.S.), Inc.	5
Table 1-3: Life of Mine Operating Cost Averages	15
Table 1-4: Indicative Economic Results (Albemarle)	18
Table 2-1: Site Visits	25
Table 3-1: Land Tenure Table	31
Table 6-1: Major Lithium and Tantalum Ore Minerals	45
Table 7-1: Drilling in the Central Lode Deposit.	51
Table 7-2: Kapanga Deposit Drilling by Type	52
Table 8-1: Greenbushes Laboratory Detection Limit History	61
Table 8-2: Central Lode and Kapanga Dry In Situ Bulk Density	61
Table 9-1: 2020 Central Lode Data Verification Summary	73
Table 11-1: 2020 Central Lode Model vs. Drilling Comparison	80
Table 11-2: Statistics for Li2O Indicator Model	86
Table 11-3: Kapanga Mineralization Domain Definitions and Coding	90
Table 11-4: Descriptive Statistics for Raw Sample Data – RDEX vs. GC within the Central Lode Pegmatite	91
Table 11-5: RDEX Drilling Statistics, by Central Lode Pegmatite Resource Domain	93
Table 11-6: Outlier Impact Evaluation – Central Lode High Grade Domain	97
Table 11-7: Outlier Impact Evaluation – Central Lode Low Grade Domain	97
Table 11-8: Kapanga Sample versus Composites Summary Statistics	102
Table 11-9: Li2O Variogram Models	106
Table 11-10: Li2O Modeled Variography at the Kapanga Deposit	108
Table 11-11: Kapanga Block Model Parameters	115
Table 11-12: Greenbushes Property-Scale Block Model Details	115
Table 11-13: Central Lode Li2O Estimation Parameters	118
Table 11-14: Kapanga Estimation Neighborhood Parameters	119

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Table 11-15: Statistical Comparison Li2O% – Central Lode High Grade Domain	122
Table 11-16: Statistical Comparison Li2O% – Central Lode Low Grade Domain	122
Table 11-17: Estimation Performance of Li2O Grades in the Kapanga Block Model	125
Table 11-18: Statistical Validation - Kapanga Composites to Block Grades	126
Table 11-19: Specific Gravity Data by Rock Type – Bulk Density Assignment	130
Table 11-20: Mineral Resource Economic Cut-Off Grade Calculation	135
Table 11-21: Greenbushes Summary Mineral Resources Exclusive of Mineral Reserves as of December 31, 2022 Based on US$1,523/t of Concentrate at Mine Gate– SRK Consulting (U.S.), Inc.	139
Table 11-22: Deposit Contribution to Mineral Resources	140
Table 11-23: Grade Tonnage Sensitivities – Pit-Constrained Mineral Resources Exclusive of Reserves	140
Table 12-1: Pit Optimization Parameters	143
Table 12-2: Summary Pit Optimization Results	145
Table 12-3: Reserves Economic Cut-Off Grade Calculation	153
Table 12-4: Greenbushes Summary Mineral Reserves at December 31, 2022 Based on US$1,381/t of Concentrate Mine Gate – SRK Consulting (U.S.), Inc.	155
Table 13-1: Load and Haul Contractor Mining Fleet	157
Table 13-2: Slope Design Parameters for Kapanga Pit	158
Table 13-3: Summary of Limit Equilibrium Stability Analysis Minimum Factor of Safety	160
Table 13-4: Grade Tonnage Curve within the Reserves Pit (5% Diluted) – Current Stockpiles Not Included	163
Table 13-5: Phase Inventory (December 31, 2022 to End of Mine Life)	164
Table 13-6: LoM Production Schedule -Expit and Mill Concentrate Production	168
Table 13-7: LoM Yearly Bench Sinking Rates (Number of 10-m-High Benches Mined per Phase per Year)	170
Table 13-8: Waste Dump Capacities	171
Table 14-1: CGP1 and CGP2 Model Yield and Li2O Recovery vs. Feed Grade	185
Table 14-2: Production Summary for the Technical Grade Plant (TGP)	186
Table 14-3: Summary of CGP1 Production	187
Table 14-4: Summary of CGP2 Production (2021 - 2022)	188
Table 14-5: Greenbushes Lithium Product Specifications	190
Table 14-6: Crushing Circuit Operating Cost Summary	190
Table 14-7: TGP Operating Cost Summary	191
Table 14-8: CGP1 Operating Cost Summary	191
Table 14-9: CGP2 Operating Cost Summary	192
Table 15-1: Local Communities	197
Table 15-2: Labor by Area	198
Table 15-3: Capacity Confirmation	208
Table 16-1: Lithium Carbonate, Hydroxide, and 6% Spodumene Price Forecasts	218
Table 16-2: Chemical Grade Spodumene Specifications	220
Table 16-3: Historic Greenbushes Production (Tonnes Annual Production, 100% Basis)	220
Table 17-1: Mining Proposals and MCPs Conditioned in Mining Tenure	233
Table 17-2: Reclamation and Closure Domains and Responsibilities	237

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List of Figures

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List of Abbreviations
The metric system has been used throughout this report. Tonnes are metric of 1,000 kg, or 2,204.6 lb. All currency is in U.S. dollars (US$) unless otherwise stated.

Abbreviation	Unit or Term
A	ampere
AA	atomic absorption
A/m2	amperes per square meter
ANFO	ammonium nitrate fuel oil
Ag	silver
Au	gold
AuEq	gold equivalent grade
°C	degrees Centigrade
CCD	counter-current decantation
CIF	cost-insurance-freight
CIL	carbon-in-leach
CoG	cut-off grade
cm	centimeter
cm2	square centimeter
cm3	cubic centimeter
cfm	cubic feet per minute
ConfC	confidence code
CRec	core recovery
CSS	closed-side setting
CTW	calculated true width
°	degree (degrees)
dia.	diameter
EIS	Environmental Impact Statement
EMP	Environmental Management Plan
FA	fire assay
FOS	fine ore stockpile
FoS	factor of safety
ft	foot (feet)
ft2	square foot (feet)
ft3	cubic foot (feet)
g	gram
gal	gallon
g/L	gram per liter
g-mol	gram-mole
gpm	gallons per minute
g/t	grams per tonne
ha	hectares
HDPE	Height Density Polyethylene
hp	horsepower
HTW	horizontal true width
ICP	induced couple plasma
ID2	inverse-distance squared
ID3	inverse-distance cubed
IFC	International Finance Corporation
ILS	Intermediate Leach Solution
kA	kiloamperes
kg	kilograms
km	kilometer
km2	square kilometer
koz	thousand troy ounce
kt	thousand tonnes
kt/d	thousand tonnes per day

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kt/y	thousand tonnes per year
kV	kilovolt
kW	kilowatt
kWh	kilowatt-hour
kWh/t	kilowatt-hour per metric tonne
L	liter
LCE	Lithium Carbonate Equivalent
L/s	liters per second
L/s/m	liters per second per meter
lb	pound
LHD	Long-Haul Dump truck
LLDDP	Linear Low Density Polyethylene Plastic
LOI	Loss On Ignition
LoM	Life-of-Mine
m	meter
m2	square meter
m3	cubic meter
masl	meters above sea level
MARN	Ministry of the Environment and Natural Resources
mg/L	milligrams/liter
mm	millimeter
mm2	square millimeter
mm3	cubic millimeter
MME	Mine & Mill Engineering
Moz	million troy ounces
Mt	million tonnes
MTW	measured true width
MW	million watts
m.y.	million years
NGO	non-governmental organization
NI 43-101	Canadian National Instrument 43-101
OSC	Ontario Securities Commission
oz	troy ounce
%	percent
PLC	Programmable Logic Controller
PLS	Pregnant Leach Solution
PMF	probable maximum flood
ppb	parts per billion
ppm	parts per million
QA/QC	Quality Assurance/Quality Control
RC	rotary circulation drilling
RoM	Run-of-Mine
RQD	Rock Quality Description
SEC	U.S. Securities & Exchange Commission
sec	second
SG	specific gravity
SPT	standard penetration testing
st	short ton (2,000 pounds)
t	tonne (metric ton) (2,204.6 pounds)
t/h	tonnes per hour
t/d	tonnes per day
t/y	tonnes per year
TSF	tailings storage facility
TSP	total suspended particulates
µm	micron or microns
V	volts
VFD	variable frequency drive
W	watt
XRD	x-ray diffraction
y	year

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1Executive Summary
This report was prepared as a Prefeasibility-level Technical Report Summary in accordance with the Securities and Exchange Commission (SEC) S-K regulations (Title 17, Part 229, Items 601 and 1300 until 1305) for Albemarle Corporation (Albemarle) by SRK Consulting (U.S.), Inc. (SRK) on the Greenbushes Mine (Greenbushes). This report is an update of the previous report titled "SEC Technical Report Summary, Pre-Feasibility Study, Greenbushes Mine Western Australia. Amended Date December 16, 2022”.
Greenbushes is held within the operating entity, Talison Lithium Australia Pty Ltd (Talison), of which Albemarle is a 49% owner with the remaining 51% ownership controlled by a Joint Venture (Tianqi/IGO JV) between Tianqi Lithium (Tianqi) and IGO Ltd (IGO) with ownership of 26.01% and 24.99%respectively.
SRK’s reserve estimate is based on the production of chemical grade spodumene concentrate from three existing processing facilities, the two existing chemical grade plants (CGP1 and CGP2) as well as the existing technical grade (TGP) spodumene plant, and the expansion chemical grade plants (CGP3 and CGP4). Talison’s future production from the technical grade plant is planned to target technical grade spodumene products. However, classification of resource applicable for processing as technical grade product does not occur until the grade-control drilling stage and therefore adequate data is not available to characterize production from this plant as technical grade for this reserve estimate. Instead, production from this plant has been assumed as lower value (on average) chemical grade product.
Talison is operating a processing facility to recover lithium from historic tailings (tailings retreatment plant or TRP). SRK has excluded the TRP from its reserve estimate due to limited materiality and technical data underlying the resource.
1.1Property Description (Including Mineral Rights) and Ownership
The Greenbushes property is a large mining operation located in Western Australia extracting lithium and tantalum products from a pegmatite orebody. In addition to being the longest continuously operated mine in Western Australia, the Greenbushes pegmatite is one of the largest known spodumene pegmatite resources in the world. The Greenbushes Lithium Operations property area is approximately 2,000 ha, which is a smaller subset of a larger 10,067 ha land package controlled by Talison. Talison holds 100% of 10,067 ha of mineral tenements which cover the Greenbushes Lithium Operations area and surrounding exploration areas.
1.2Geology and Mineralization
The Greenbushes pegmatite deposit consists of a primary pegmatite intrusion (Central Lode) with a smaller, sub-parallel pegmatite to the east (Kapanga). The primary intrusion and its subsidiary dikes and pods are concentrated within shear zones within a metamorphic belt consisting of granofels, ultramafic schists and amphibolites. The pegmatites are crosscut by mafic dolerite dikes. The Central Lode pegmatite is over 3 kilometers (km) long (north by northwest), up to 300 meters (m) wide (normal to dip), strikes north to north-west and dips moderately to steeply west to south-west. The Kapanga deposit sits approximately 300 m to the east of the Central Lode deposit with strike length

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of 1.8 km, thickness averaging 150 m and dips between 40° and 60° toward the west. Current drilling has defined the Kapanga deposit to approximately 450 m depth below surface.
Overall, the Greenbushes pegmatite averages approximately 2% Li2O. Major minerals are quartz, spodumene, albite, and K-feldspar. Primary lithium-bearing minerals are spodumene, LiAlSi2O6 (approximately 8% Li2O) and spodumene varieties kunzite and hiddenite. Minor lithium minerals include lepidolite (mica), amblygonite and lithiophilite (phosphates).
1.3Status of Exploration, Development and Operations
SRK notes that the property is an active mining operation with a long history of tin, tantalum, and lithium mining. The results and interpretation from exploration data is supported by extensive drilling and active mining exposure of the orebody in multiple pits on the property. The area around the current Greenbushes Lithium Operations has been extensively mapped, sampled, and drilled over several decades of exploration work. For the purposes of this report, the active mining, drilling, and in-pit mapping are considered robust for exploration work to support the current mineral resource estimation.
1.4Mineral Resource and Mineral Reserve Estimates
1.4.1Mineral Resources
The Mineral Resource disclosed are based on a property-wide resource block model comprised of the 2020 Central Lode and the 2020 Kapanga deposit models combined during 2021. Changes from the previous resource statement include the inclusion of Kapanga mineral resources, depletion of the Central Lode model due to mining activities during the calendar year 2022, and revised pit optimization and cut-off grade (CoG) parameters. The mineral resource statement disclosed in this TRS has an effective date of December 31, 2022. These reflect adjustments in property topography, economics, or other factors which have not modified the underlying data such as drilling, geology models, or block models.
Mineral resources have been estimated by SRK and are based on a spodumene concentrate sales price of US$1,650 CIF China, which is US$1,523/t of concentrate at the mine gate after deducting for transportation and government royalty. The applied resource CoG used reflects current operational practices at 0.7% Li2O. All resources are categorized in a manner consistent with SEC definitions. Mineral resources have been reported using an optimized pit shape, based on economic and mining assumptions to support the reasonable prospects for economic extraction of the resource. Current mineral resources, exclusive of reserves, are summarized in Table 1-1.

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Table 1-1: Greenbushes Summary Mineral Resources Exclusive of Mineral Reserves as of December 31, 2022- Based on US$1,523/t of Concentrate at Mine Gate– SRK Consulting (U.S.), Inc.

Area	Category	100% Tonnes (Mt)	Attributable Tonnes (Mt)	Li2O (%)	Cut-Off (% Li2O)	Mass Yield	100% Concentrate Tonnes at 6.0% Li2O (Mt)	Attributable Concentrate Tonnes at 6% Li2O (Mt)	100% Li Metal in Concentrate (Kt)	Attributable Li Metal in Concentrate (Kt)
Resource Pit 2022	Indicated	44.4	21.8	1.53	0.7	16.4	7.3	3.6	203.0	99.5
	Inferred	57.7	28.3	1.15	0.7	11.3	6.5	3.2	181.1	88.7
Source: SRK, 2023
•Albemarle’s attributable portion of mineral resources is 49%.
•Mineral resources are reported exclusive of mineral reserves. Mineral resources are not mineral reserves and do not have demonstrated economic viability.
•Resources have been reported as in situ (hard rock within an optimized pit shell).
•Resources have been categorized subject to the opinion of a QP based on the quality of informing data for the estimate, consistency of geological/grade distribution, data quality, and have been validated against long term mine reconciliation.
•Resources which are contained within the mineral reserve pit design may be excluded from reserves due to an Inferred classification.
•All stockpiled resources have been converted to mineral reserves.
•Mineral resources tonnage and contained metal have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding.
oThe mass yield for resources processed through the chemical grade plants is estimated based on Greenbushes’ mass yield formula, which is Yield%=9.362*(Li2O %)^1.319, subject to a 97% recovery limitation when the Li2O grade exceeds 5.5%.
oDerivation of economic CoG for resources is based on the mine gate pricing of US$1,523/t of 6% Li2O concentrate. The mine gate price is based on US$1,650/t-conc CIF less US$127/t-conc for government royalty and transportation to China.
oCosts estimated in Australian Dollars were converted to U.S. dollars based on an exchange rate of 1.00AU$:0.72US$.
oThe economic CoG calculation is based on US$2.79/t-ore incremental ore mining cost, US$23.35/t-ore processing cost, US$3.57/t-ore G&A cost, and US$1.88/t-ore sustaining capital cost. Incremental ore mining costs are the costs associated with the RoM loader, stockpile rehandling, grade control assays and rockbreaker.
oThe price, cost and mass yield parameters produce a calculated resource economic CoG of 0.319% Li2O. However, due to the internal constraints of the current operations, an elevated resource CoG of 0.7% Li2O has been applied. SRK notes actual economic CoG is lower, but it is the QP’s opinion to use a 0.7% Li2O CoG to align with current site practices.
oAn overall 42° (east side) and 46° (west side) pit slope angle, 0% mining dilution, and 100% mining recovery.
oResources were reported above the assigned 0.7% Li2O CoG and are constrained by an optimized 0.95 revenue factor pit shell.
oNo infrastructure movement capital costs have been added to the optimization.
•Mineral resources tonnage and contained metal have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding.
•SRK Consulting (U.S.) Inc. is responsible for the mineral resources with an effective date: December 31, 2022.

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1.4.2    Mineral Reserve Estimate
The conversion of mineral resources to mineral reserves has been completed in accordance with United States Security and Exchange Commission (SEC) regulations CFR 17, Part 229 (S-K 1300). Mineral reserves were determined based on a spodumene concentrate sales price of US$1,500/t of concentrate CIF China (or US$1,381/t of concentrate at the mine gate after deducting for transportation and government royalty). The mineral reserves are based on PFS level study as defined in §229.1300 et seq.
The mineral reserve calculations for the Greenbushes Central Lode lithium deposit have been carried out by a Qualified Person as defined in §229.1300 et seq. SRK Consulting (U.S.) Inc. is responsible for the mineral reserves reported herein. Table 1-2 shows the Greenbushes mineral reserves with an effective date of December 31, 2022.

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Table 1-2: Greenbushes Summary Mineral Reserves at December 31, 2022 Based on US$1,381/t of Concentrate Mine Gate – SRK Consulting (U.S.), Inc.

Classification	Type	100% Tonnes (Mt)	Attributable Tonnes (Mt)	Li2O%	Mass Yield (%)	100% Concentrate (Mt)	Attributable Concentrate (Mt)	100% Li Metal in Concentrate (Kt)	Attributable Li Metal in Concentrate (Kt)
Probable Mineral Reserves	In situ	153.1	75.0	1.91	22.2	34.0	16.7	947.8	464.4
	Stockpiles	4.0	2.0	1.99	22.2	0.9	0.4	24.4	11.9
	In situ + Stockpiles	157.1	77.0	1.91	22.2	34.9	17.1	972.2	476.4
Source: SRK, 2022
Notes to Accompany Mineral Reserve Table:
•Albemarle’s attributable portion of mineral resources and reserves is 49%.
•Mineral reserves are reported exclusive of mineral resources.
•Indicated in situ resources have been converted to Probable reserves.
•Measured and Indicated stockpile resources have been converted to Probable mineral reserves.
•Mineral reserves are reported considering a nominal set of assumptions for reporting purposes:
oMineral reserves are based on a mine gate price of US$1,381/t of chemical grade concentrate (6% Li2O).
oMineral reserves assume 93% global mining recovery.
oMineral reserves are diluted at approximately 5% at zero grade for all mineral reserve blocks in addition to internal dilution built into the resource model (2.7% with the assumed selective mining unit of 5 m x 5 m x 5 m).
oThe MY for reserves processed through the chemical grade plants is estimated based on Greenbushes’ mass yield formula, which is Yield%=9.362*(Li2O %)^1.319, subject to a 97% recovery limitation when the Li2O grade exceeds 5.5%. The average LoM mass yield for the chemical grade plants is 22.2%.
oThe MY for reserves processed through the technical grade plant is estimated based on Greenbushes’ mass yield formula, which is Yield%=(31.792* Li2O %)–80.809. There is approximately 3.2 Mt of technical grade plant feed at 3.7% Li2O. The average LoM mass yield for the technical grade plant is 37.5%.
oAlthough Greenbushes produces a technical grade product from the current operation, it is assumed that the reserves reported herein will be sold as a chemical grade product. This assumption is necessary because feed for the technical grade plant is currently only defined at the grade control or blasting level. Therefore, it is conservatively assumed that concentrate produced by the technical grade plant will be sold at the chemical grade product price
oDerivation of economic CoG for reserves is based on mine gate pricing of US$1,381/t of 6% Li2O concentrate. The mine gate price is based on US$1,500/t-conc CIF less US$119/t-conc for government royalty and transportation to China.
oCosts estimated in Australian Dollars were converted to U.S. dollars based on an exchange rate of 1.00AU$:0.72US$.
oThe economic CoG calculation is based on US$2.79/t-ore incremental ore mining cost, US$23.35/t-ore processing cost, US$3.57/t-ore G&A cost, and US$1.88/t-ore sustaining capital cost. Incremental ore mining costs are the costs associated with the RoM loader, stockpile rehandling, grade control assays and rockbreaker.
oThe price, cost and mass yield parameters produce a calculated economic CoG of 0.344% Li2O. However, due to the internal constraints of the current operations, an elevated mineral reserves CoG of 0.7% Li2O has been applied.
oThe CoG of 0.7% Li2O was applied to reserves that are constrained by the ultimate pit design and are detailed in a yearly mine schedule.
oStockpile reserves have been previously mined and are reported at a 0.7% Li2O CoG.
•Waste tonnage within the reserve pit is 701.5 Mt at a strip ratio of 4.58:1 (waste to ore – not including reserve stockpiles)
•Mineral reserve tonnage, grade and mass yield have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding:
oMt = millions of metric tonnes
oReserve tonnes are rounded to the nearest hundred thousand tonnes
•SRK Consulting (U.S.) Inc. is responsible for the mineral reserves with an effective date: December 31, 2022.

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1.5Mining Operations
Greenbushes is an operating mine using conventional open pit mining methods to extract mineral reserves containing economic quantifies of Li2O to produce both chemical and technical grade spodumene concentrates. Drilling, blasting, and load and haul activities are performed by contractors. Grade control is performed with reverse circulation (RC) drills that sample on 2.5 m intervals. In ore areas, mining occurs on 5 m benches and in waste areas, 10 m benches are used. Ore is hauled to the run-of-mine (RoM) pad or to long-term ore stockpiles. Waste rock is hauled to a waste dump adjacent to the open pit.
The pit design has been checked for geotechnical stability. Rock mass parameters based on characterization work have been input according to structural domain into a limit equilibrium stability analysis. Results of the stability analyses indicate that all slopes meet the minimum acceptability criteria of factor of safety greater than 1.3.
The life-of-mine (LoM) production profile is shown in Figure 1-1. The peak annual material movement is approximately 56 Mt and mining spans approximately 19 years. The LoM average strip ratio (w:o) is 5.48.

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Mining and Rehandle Profile
Tonnes
Mined Grade (Li2O%)
60,000,000
50,000,000
40,000,000
30,000,000
20,000,000
10,000,000
-
3.00
2.50
2.00
1.50
1.00
0.50
-
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
Ore
Waste
Ore Rehandle
Mined LiO2 Grade

Source: SRK, 2023
Figure 1-1: Mine Production Profile

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1.6Mineral Processing and Metallurgical Testing
SRK notes that Greenbushes Chemical Grade Plant -1 (CGP1) is a mature operation and was used as basis for design of Greenbushes new Chemical Grade Plant-2 (CGP2) CGP2 processes ore from the same orebody using essentially the same flowsheet as CGP1. As a result, incorporation of process improvements at CGP2 is based on opportunities identified by Greenbushes during operation of CGP1, rather than on new fundamental metallurgical testing. SRK is of the opinion that this is an adequate basis for CGP2 design given that the CGP2 process flowsheet is based on the CGP1 flowsheet and that CGP2 would process ore from the same orebody as CGP1. SRK notes that Greenbushes did conduct metallurgical testwork to support a change to the comminution circuit that incorporates high pressure grinding rolls (HPGR) in CGP2, instead of the ball mill grinding circuit used in CGP1. This work resulted in the development of a yield model that estimates incrementally higher lithium recovery in CGP2, which is attributed to HPGR comminution instead of ball mill grinding as practiced in CGP1. This additional lithium recovery has not yet been demonstrated during CGP2 commissioning and initial operations.
1.7Processing and Recovery Methods
Greenbushes currently has two ore crushing facilities (CR1 and CR2) and three ore processing plants which include a technical grade plant (TGP), chemical grade plant-1 (CGP1) and chemical grade plant-2 (CGP2) with a nominal capacity of 4.5 Mt/y of pegmatite feed to produce a nominal 1.3 Mt/y of spodumene concentrate from all three plants combined. TGP is a relatively small plant that processes approximately 350,000 t/y of ore at an average grade of about 3.8% Li2O and produces about 150,000 t of spodumene concentrate products. TGP produces a variety of product grades identified as SC7.2, SC6.8, SC5.5 and SC5.0.
During 2022 TGP processed (Table 14-2) 370,893 t of ore at an average grade of 3.94% Li2O and recovered 72.5% of the contained lithium into six separate products (SC7.2-Standard, SC7.2-Premium, SC6.8, SC6.5, SC6.0 and SC5.0).
CGP1 and CGP2 process spodumene ore into lithium concentrates containing a minimum of 6% Li2O and a maximum iron content of 1% iron oxide (Fe2O3). The process flowsheets utilized by both CGP1 and CGP2 are similar and include the following major unit operations to produce chemical grade spodumene concentrates:
•Crushing
•Grinding and classification
•Heavy media separation
•Wet high intensity magnetic separation (WHIMS)
•Coarse mineral flotation
•Regrinding
•Regrind coarse mineral flotation
•Fine mineral flotation
•Concentrate filtration
•Final tailings thickening and storage at the tailing storage facility
During 2022 CGP1 processed 1.79 Mt of ore at an average grade of 2.69% Li2O and recovered 72.1% of the contained lithium into concentrates averaging 6.06% Li2O, representing a mass yield of 32%.

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CGP2 commissioning began during September 2019 and continued through April 2020 and was then shut down and put on care and maintenance during the period from March 2020 to April 2021 due to market demand considerations. CGP2 was then put back into production during May 2021.
During 2021 (May to December), CGP2 processed 1,387,985 t of ore at an average grade of 1.97% Li2O and recovered 50.5% of the lithium (versus a predicted recovery of 73%) into 229,521 t of concentrate at an average grade of 5.88% Li2O. Concentrate yield for this period averaged 16.5% versus the model yield projection of 24.5%. Although, product quality specifications were generally achieved, lithium recovery and concentrate yield were substantially below target.
During 2022 CGP2 processed 1,999,006 t of ore at an average grade of 1.96% Li2O and recovered 64.0% of the lithium (versus a predicted recovery of 74.3%) into 419,246 t of concentrate at an average grade of 5.98% Li2O. CGP2 performance improved steadily during 2022 with significant improvement during the fourth quarter. During the fourth quarter of 2022 lithium recovery averaged 68.2% versus a predicted recovery of 75.4%. The improved plant performance is attributed to improved operating availability, steady-state operation and ongoing efforts to improve performance of individual unit operations. As part of this effort, Greenbushes retained MinSol Engineering to undertake a performance assessment of CGP2 and identify areas where improvements in the plant could be made to increase lithium recovery. MinSol identified and coordinated process plant improvements which resulted in increasing lithium recovery from about 50% reported for 2021 to the Q4 2022 average of 68%. This represents an 18% increase in recovery.
Lithium recovery remains about 8% less than the design recovery and MinSol has identified additional process improvements for CGP2 that could be implemented during 2023 in an effort to achieve the original design lithium recovery.
SRK notes that that CGP2 and CGP1 flowsheets are similar and both plants process ore from the same mining operation, as such, SRK believes that it is reasonable to expect that CGP2 will eventually achieve performance similar to CGP1. SRK is of the opinion that the incrementally higher lithium recovery included in Greenbushes CGP2 yield model (attributed to the inclusion of the HPGR in CGP2’s comminution circuit) is not warranted as it has been determined that the HPGR results in higher unrecoverable lithium slimes production than had been anticipated. SRK recommends that Greenbushes CGP1 yield model be used for both for CGP1 and CGP2 for resource and reserve modeling to provide estimates of mass yield and lithium recovery at various ore grades in the mine plan.
Greenbushes is currently constructing Chemical Grade Plant-3 (CGP3), which will be identical to CGP2 with a capacity of 2.4 Mt/y. CGP3 is scheduled to come on-line during Q2 2025. Greenbushes also has plans to construct Chemical Grade Plant-4 (CGP4), which will also be based CGP2. CGP4 is currently planned to commence production during Q1 2027. For purposes of resource and reserve mine planning SRK recommends that Greenbushes’ yield model for CGP1 be used to estimate future production from CGP3 and CGP4.
1.8Infrastructure
Greenbushes is a mature operating lithium hard rock open pit mining and concentration project that produces lithium carbonate. Access to the site is by paved highway off of a major Western Australian highway. Employees travel to the project from various communities in the region. The established facilities on the site include security fencing and guard house access, communications systems,

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access roads and interior site roads, administrative and other offices, change houses, existing mine services area (MSA), warehousing, shops, crushing plants, processing plants (CGP1/CGP2/TGP/TRP), tailings facilities, new explosives storage facilities, water supply and distribution system with associated storage dams, power supply and distribution system, laboratory, fuel storage and delivery system, reverse-osmosis water treatment plant, health-safety-training offices, mine rescue area, storage sheds, mine waste storage area, miscellaneous waste storage facilities, and engineering offices. The concentrate is shipped by truck to port facilities located at Bunbury 90 km to the east of the Project. These facilities are in place and functional. An abandoned rail line is present north of the project but not currently used.
Several modifications to the infrastructure are currently in construction or planned. An upgraded 132 kV power line will be placed in service by 2023. A new Mine Service Area (MSA) will be constructed and operating in mid-2023 to provide mine heavy and light equipment maintenance facilities and technical services offices as the existing MSA will be impacted by the planned pit progression. A mine access road will be added to reduce truck traffic through Greenbushes. The warehouse and laboratories are planned to be expanded. The tailings facilities are being expanded with the addition of a new two cell facility known as TSF4 located adjacent to and south of the existing TSF2 and TSF1 facilities. TSF1 will be expanded late in the mine life to meet tailings storage needs. The waste rock facilities will continue to expand on the west side of the pit toward the highway and south toward the permit boundary adjacent to TSF4. A new mine village will be constructed starting in 2023 to provide additional housing. It is expected to be completed in Q1 2024.
1.9Environmental Studies, Permitting, and Plans, Negotiations, or Agreements with Local Individuals or Groups
The Project has been in operation as a hard rock mine since 1983 and is fully permitted for its current operations. The Project is in the process of obtaining further approvals for expansion; however, consideration of the expansion has been excluded from this evaluation, as detailed assessment information is not yet available. Talison holds the mining rights to lithium at the Project and Global Advanced Metals (GAM) holds the rights to non-lithium minerals. GAM processes tantalum and tin extracted by Talison during mining activities within the Project area under their own operating license and GAM are, therefore, responsible for the environmental management of their premises. Under agreement, Talison provides services to GAM consisting of laboratory analyses and environmental reporting, and shared use of some water circuit infrastructure.
Environmental Study Results
The Project is in the southwest of Western Australia in the Shire of Bridgetown-Greenbushes. The town of Greenbushes is located on the northern boundary of the mine. The majority of the Project is within the Greenbushes Class A State Forest (State Forest 20) which covers 6,088 ha and is managed by the Department of Biodiversity, Conservation and Attractions (DBCA) as public reserve land under the Conservation and Land Management Act 1984 (CALM Act). The DBCA manages State Forest 20 in accordance with the Forest Management Plan 2014-2023, that aims to maintain the overall area of native forest and plantation available for forest produce, including biodiversity and ecological integrity. The remaining land in the Project area is privately owned.

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During development and subsequent modifications to the mine, environmental studies and impact assessments have been completed to support project approval applications, including studies related to:
•Flora and vegetation
•Terrestrial and aquatic fauna
•Surface water and groundwater
•Material characterization (geochemistry)
•Air quality and greenhouse gas assessment
•Noise, vibration and visual amenity
•Cultural Heritage
Environmental Management and Monitoring
The Project operates under approvals that contain conditions for environmental management that include waste and tailings disposal, site monitoring, and water management. Primary approvals are authorized under the federal Environment Protection and Biodiversity and Conservation Act of 1999 (EPBC Act), the Environmental Protection Act of 1986 (EP Act) including the environmental impact assessment approval for the proposed mine expansion (Ministerial Statement 1111), the operation of a prescribed premises (License L4247/1991/13), approval for the construction and commissioning of a prescribed premises for the proposed mine expansion (W6283/2019/1), and under the Mining Act of 1978, under an approved Mine Closure Plan (Reg ID 60857) and several Mining Proposals (section 17.3) conditions.
Specific requirements for compliance and ambient monitoring are defined in the License (L4247/1991/13) and Works Approval (W6283/2019/1). The monitoring results must be reported to the regulators (DWER and DMIRS) on an annual basis and include point source emissions to surface water, including discharge and seepage locations, process water monitoring, permitted emission points for waste discharge to surface water, ambient surface water quality and ambient groundwater quality monitoring, ambient surface water flow and each spring, complete an ecological assessment of four sites upstream and six sites downstream of the Norilup Dam.
Project Permitting Requirements
Australia has a robust and well-developed legislative framework for the management of the environmental impacts from mining activities. Primary environmental approvals are governed by the federal EPBC Act and the environmental impact assessment process in Western Australia is administered under Part IV of the EP Act. Additional approvals in Western Australia are principally governed by Part V of the EP Act and by the Mining Act, as well as several other regulatory instruments. Primary and other key approvals are discussed in Section 17.
Environmental Compliance
The Project has not incurred any significant environmental incidents (EPA, 2020). Through the end of 2022 there were 14 non-conformance events reported to regulators.
The Project is responsible for contamination of five sites due to hydrocarbons and metals in soil, and elevated concentrations of metals in groundwater and surface water (Site IDs 34013, 73571, 73572, 75019, and 75017). These sites are classified as “Contaminated – Restricted use” and only permit commercial and industrial uses. This will need to be reviewed for final land use options for closure.

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Local Individuals and Groups
The mining tenure for the Project was granted in 1983 and, therefore, is not a future act as defined under the Native Title Act of 1993 (a 'future act' is an act done after the January 1, 1994, which affects Native Title). The Project is, therefore, not required to have obtained agreements with the local native title claimant groups.
The Project lies immediately south of the town of Greenbushes and maintains an active stakeholder engagement program and information sessions to groups such as the “Grow Greenbushes.” Senior mine management reside in the town. Talison promotes local education (the Greenbushes Primary School and tertiary sponsorships) and provides support community groups with money and services (allocated in the Environmental and Community budget).
Talison has two agreements in place with local groups:
•Blackwood Basin Group (BBG) Incorporated – offset management agreement whereby BBG have agreed to manage and improve the condition of native vegetation for the purpose of the Black Cockatoo offset requirements.
•Tonebridge Grazing Pty Ltd. – site conservation agreement for the protection and improvement of native vegetation to protect Black Cockatoo habitat.
Mine Closure
Talison has a mine closure plan submitted and approved by DMIRS on 23 February 2017, with their costs updated in October 2016.
Western Australia does not require a company to post performance or reclamation bonds. All tenement holders in Western Australia are required to annually report disturbance and to make contributions to a pooled fund based on the type and extent of disturbance under the Mining Rehabilitation Fund Act of 2012 (MRF Act). The pooled fund can be used by the Department of Mines, Industry Regulation and Safety (DMIRS) to rehabilitate mines where the tenement holder/operator has failed to meet their rehabilitation obligations and finances have not been able to be recovered. The interest earned on the pooled fund is used for administration and to rehabilitate legacy abandoned mine sites.
A cost estimate for immediate (unplanned) closure of Greenbushes has been prepared by Talison using the Victorian Government Rehabilitation bond calculator (dpi-bond-calculator-24-feb-2011) as a template to assist them in identifying and costing the rehabilitation, decommissioning, and monitoring requirements for the Greenbushes site. The Victorian Government bond calculator uses predefined third-party unit rates based on the typical current market ‘third party rates’ as of July 2010, which may overestimate or underestimate closure costs for Western Australia. Talison has been escalating these unit rates since 2013.
The latest version of the closure cost estimate available for review was the 2020 draft estimate. It only includes the facilities that were on site at that time and does not include any future expansions. Changes to the site during 2020, and any future plans, are not included. This closure cost estimate totals AU$37,232,334 for Talison’s portion of the operation. GAM is responsible for closure for the remainder of the site. SRK understands that an updated model has been submitted to the authorities but as it has not been approved it is not reviewed as part of this report.

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The Victorian Government model used by Talison to estimate closure costs was designed in 2011 using 2010 rates. It does not use site-specific rates as is good industry practice. There is no documentation on the basis of the unit rates used in the Victorian model and the government of Victoria was unable to provide any information regarding the accuracy of the rates. Because of this, SRK cannot validate any of the unit rates used in the model or the overall closure cost estimate.
Furthermore, because closure of the site is not expected until 2056, the closure cost estimate represents future costs based on current site conditions. In all probability, site conditions at closure will be different than currently expected and, therefore, the current estimate of closure costs is unlikely to reflect the actual closure cost that will be incurred in the future.
Currently, the site must treat mine water collecting in the Southampton and Cowan Brook Dams prior to discharge due to elevated levels of arsenic and lithium in the water. The sources of elevated lithium and arsenic in the mine water circuit include dewatering water from the open pit. However, there has been no study to determine if water that will eventually collect in the pit or from any other point source and discharge will meet discharge water quality standards. Therefore, no assessment of the probability that post-closure water management or water treatment has been performed.
Additionally, contaminated seepage from TSF2 has recently been observed in the alluvial aquifer and is now being collected via French drains constructed along the toe of the embankment and conveyed to the water treatment plant. At this time, no studies have been conducted to determine the cause of the current seepage, the likelihood and duration of continued seepage, or the possibility that additional seepage could occur from the other TSF facilities.
If perpetual, or even long-term, treatment of water is required to comply with discharge requirements, the closure cost estimate provided by Talison could be materially deficient.
1.10Summary Capital and Operating Cost Estimates
Capital cost forecasts were developed in Australian dollars. The cost associated with the sustaining capital at the operation are presented in Figure 1-2. The total sustaining capital spend over life of mine is forecast at US$1.29 billion.

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Source: SRK
Figure 1-2: Sustaining Capital Profile (Tabular data in Table 19-12)

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Operating costs were forecast in Australian dollars and are categorized as mining, processing and SG&A costs. Mining costs include the costs to move the ore and waste material to waste dumps, stockpiles or plant feed locations. Processing costs include the costs to process the ore into a concentrate. SG&A costs include the general and administrative costs of running the operation and the selling expenses associated with the concentrate product. A summary of the life of mine average for mining, processing and SG&A costs is presented in Table 1-3.
Table 1-3: Life of Mine Operating Cost Averages

Category	Unit	Value
Mining Cost	US$/t mined	5.33
Processing Cost	US$/t processed	23.69
SG&A Cost	US$/t concentrate	64.70
Source: SRK, 2023

These costs are typically broken out into fixed and variable costs. A life of mine summary of the operating cost breakdown is presented in Figure 1-3 and Figure 1-4.

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Source: SRK, 2023
Figure 1-3: Life of Mine Operating Cost Profile (Tabular data in Table 19-12)

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Source: SRK
Figure 1-4: Life of Mine Operating Cost Summary

1.11Economics
Economic analysis, including estimation of capital and operating costs is inherently a forward-looking exercise. These estimates rely upon a range of assumptions and forecasts that are subject to change depending upon macroeconomic conditions, operating strategy and new data collected through future operations and therefore actual economic outcomes often deviate significantly from forecasts.
The Greenbushes operation consists of an open pit mine and several processing facilities fed primarily by the open pit mine. The operation is expected to have a 20 year life.
The economic analysis metrics are prepared on annual after tax basis in US$. The results of the analysis are presented in Table 1-4. The results indicate that, at a CIF China chemical grade concentrate price of US$1,500/t, the operation returns an after-tax NPV at 8% of US$13.2 billion (US$6.5 billion attributable to Albemarle). Note, that because the mine is in operation and is valued on a total project basis with prior costs treated as sunk, IRR and payback period analysis are not relevant metrics.

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Table 1-4: Indicative Economic Results (Albemarle)

LoM Cash Flow (Unfinanced)	Units	Value
Total Revenue	US$ million	25,653
Total Opex	US$ million	(5,162)
Operating Margin	US$ million	20,490
Operating Margin Ratio	%	80%
Taxes Paid	US$ million	(5,631)
Free Cashflow	US$ million	12,972
Before Tax
Free Cash Flow	US$ million	18,603
NPV at 8%	US$ million	9,048
After Tax
Free Cash Flow	US$ million	12,972
NPV at 8%	US$ million	6,455
Source: SRK

A summary of the cashflow on an annual basis is presented in Figure 1-5.

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Source: SRK
Figure 1-5: Annual Cashflow Summary (Albemarle) (Tabular data in Table 19-12)

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1.12Conclusions and Recommendations
1.12.1Property Description and Ownership
The property is well known in terms of descriptive factors and ownership, and there are no additional recommendations at this time.
1.12.2Geology and Mineralization
Geology and mineralization are well understood through decades of active mining, and there are no additional recommendations at this time.
1.12.3Status of Exploration, Development and Operations
The status of exploration, development, and operations is advanced and active. Assuming that exploration and mining continue at Greenbushes using the current mining method, there are no additional recommendations at this time.
1.12.4Mineral Resource
SRK recommends updating the property-wide geological and resource block model from a first principles perspective to generate a continuous geological interpretation across the Central Lode and Kapanga deposits as well as incorporating all recent geological data. Generation of a 3D structural wireframe model will aid in the geological interpretation and understanding of structural influence on local uncertainties in the pegmatite. Lastly, SRK recommends annual exploration and condemnation drilling to continue to assess the property for additional pegmatite resources.
1.12.5Reserves and Mining Methods
SRK has reported mineral reserves that are appropriate for public disclosure. The mine plan, which is based on the mineral reserves, spans approximately 19 years. Annual material movement requirements are reasonable, with a peak annual material movement of approximately 56 Mt. Over the life of the project, approximately 701.5 Mt of waste will be mined from the open pit. A feasible surface waste dump design exists to accommodate 63% of the LoM waste quantity; the remaining waste tonnage will have to be dumped back into the southern portion of the Central Lode pit and the Kapanga pit after all ore has been mined from those areas. SRK recommends that Greenbushes closely monitor the mining sequence as mining progresses to ensure timely availability of in-pit dumps.
1.12.6Processing and Recovery Methods
A comparison of the CGP1 yield model with actual CGP1 plant performance shows that the CGP1 yield model is generally a good predictor of CGP1 plant performance. However, a comparison of the CGP2 yield model with actual CGP2 plant performance during commissioning shows that CGP2 has significantly underperformed the CGP2 yield model.
Greenbushes retained MinSol Engineering to undertake a performance assessment of CGP2 and identify areas where improvements in the plant could be made to increase lithium recovery. MinSol identified and coordinated process plant improvements which resulted in increasing lithium recovery from about 50% reported for 2021 to the Q4 2022 average of 68%. This represents an 18% increase in recovery.

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Lithium recovery remains about 8% less than the design recovery and MinSol has identified additional process improvements for CGP2 that could be implemented during 2023 in an effort to achieve the original design lithium recovery.
SRK notes that that CGP2 and CGP1 flowsheets are similar and both plants process ore from the same mining operation, as such, SRK believes that it is reasonable to expect that CGP2 will eventually achieve performance similar to CGP1. SRK is of the opinion that the incrementally higher lithium recovery included in Greenbushes CGP2 yield model (attributed to the inclusion of the HPGR in CGP2’s comminution circuit) is not warranted as it has been determined that the HPGR results in higher unrecoverable lithium slimes production than had been anticipated. SRK recommends that Greenbushes CGP1 yield model be used for both for CGP1 and CGP2 for resource and reserve modeling to provide estimates of mass yield and lithium recovery at various ore grades in the mine plan.
Greenbushes is currently constructing Chemical Grade Plant-3 (CGP3), which will be identical to CGP2 with a capacity of 2.4 Mt/y. CGP3 is scheduled to come on-line during Q2 2025. Greenbushes also has plans to construct Chemical Grade Plant-4 (CGP4), which will also be based CGP2. CGP4 is currently planned to commence production during Q1 2027. For purposes of resource and reserve mine planning SRK recommends that Greenbushes’ yield model for CGP1 be used to estimate future production from CGP3 and CGP4.
1.12.7Infrastructure
The infrastructure at Greenbushes is installed and functional. Expansion projects have been identified and are at the appropriate level of design depending on their expected timing of the future expansion. Tailings and waste rock are flagged as risks due to the potential for future expansion and location of future resources that are in development. SRK recommends a detailed review of long-term storage options for both tailings and waste rock to allow timely planning and identification of alternative storage options for future accelerated expansion if needed.
1.12.8Environmental Studies, Permitting, and Plans, Negotiations, or Agreements with Local Individuals or Groups
The Project has been in operation as a hard rock mine since 1983 and is fully permitted for its current operations. The Project is in the process of obtaining further approvals for expansion; however, consideration of the expansion has been excluded from this evaluation as detailed assessment information is not yet available.
During development and subsequent modifications to the mine, environmental studies and impact assessments have been completed to support project approval applications. Many of these studies are currently being updated as part of the current expansion efforts; as such, the most up-to-date information was not readily available. Some of the key findings from previous studies include:
•No Threatened Ecological Communities, Priority Ecological Communities or threatened flora have been reported in the vicinity of the mine site.
•There have been seven conservation significant fauna species recorded in the mine development area.
•Surface water drains through tributaries of the Blackwood River which is registered as a significant Aboriginal site that must be protected under the Aboriginal Heritage Act 1972.

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•Groundwater is not a resource in the local area due to the low permeability of the basement rock.
•Earlier studies indicated that the pits would overflow approximately 300 years after mine closure; however, more recent modeling suggests that water levels will stabilize in approximately 500 to 900 years and remain 20 m below the pit rims (i.e., no overflow).
•Background groundwater quality data are limited due to a lack of monitoring wells upgradient of the mine, and as monitoring wells are located close to the TSFs and/or in the historically dredged channels; some of these wells have been impacted by seepage and are under investigation and remediation efforts.
•Waste rock is not typically acid generating, though some potentially acid generating (PAG) granofels (metasediments) do occur in the footwall of the orebody. Significant acid neutralizing capacity (ANC) has been shown to exist in waste rock and pit walls.
•Studies into the potential for radionuclides has consistently returned results that are below trigger values.
•There are no other cultural sites listed within the mining development area.
The Project operates under approvals that contain conditions for environmental management that include waste and tailings disposal, site monitoring, and water management. The Project has not incurred any significant environmental incidents (EPA, 2021).
There has been no predictive modeling of the pit lake quality as far as SRK is aware, and this is recommended to inform closure management strategies. There is potential for site water management to be required post-closure until seepage from TSF2 attenuates.
The Project has contaminated five sites listed which encompass the entire mine area due to known or suspected contaminated site due to hydrocarbons and metals in soil, and elevated concentrations of metals in groundwater and surface water. These sites are classified as “Contaminated – Restricted use” and only permit commercial and industrial uses. This will need to be reviewed for final land use options for closure.
Talison has agreements in place with two local groups.
Although Greenbushes has a closure plan prepared in accordance with applicable regulations, this plan should be updated to include all closure activities necessary to properly closure all of the project facilities that are part of the current mine plan including future expansions and facilities. This update should be prepared in accordance with applicable regulatory requirements and commitments included in the approved closure plan. It should also be prepared in sufficient detail that a proper PFS-level closure cost estimate can be prepared.
1.12.9Summary Capital and Operating Cost Estimates
Greenbushes cost forecasts are based on mature mine budgets that have historical accounting data to support the cost basis and forward looking mine plans as a basis for future operating costs as well as forward looking capital estimates based on engineered estimates for expansion capital and historically driven sustaining capital costs. Forecast costs were provided in AU$. In SRK’s opinion, the estimates are reasonable in the context of the current reserve and mine plan.

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1.12.10Economics
The operation is forecast to generate positive cashflow over the life of the reserves with the exception of the final year of operations where minimal material is processed, based on the assumptions detailed in this report. This estimated cashflow is inherently forward-looking and dependent upon numerous assumptions and forecasts, such as macroeconomic conditions, mine plans and operating strategy, that are subject to change.
As modeled for this analysis, the operation is forecast to produce 34.9 Mt of spodumene concentrate to be sold at a CIF price of US$1,500/t. This yields an after-tax project NPV at 8% of US$13.2 billion, of which, US$6.5 billion is attributable to Albemarle.
The analysis performed for this report indicates that the operation’s NPV is most sensitive to variations in the grade of ore mined, the commodity price received and plant performance.

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2Introduction
This Technical Report Summary was prepared in accordance with the Securities and Exchange Commission (SEC) S-K regulations (Title 17, Part 229, Items 601 and 1300 through 1305) for Albemarle Corporation (Albemarle) by SRK Consulting (U.S.), Inc. (SRK) on the Greenbushes Mine (Greenbushes). Greenbushes is held within the operating entity, Talison Lithium Australia Pty Ltd (Talison), of which Albemarle is a 49% owner with the remaining 51% ownership controlled by Tianqi/IGO JV.
2.1    Terms of Reference and Purpose of the Report
The quality of information, conclusions, and estimates contained herein are consistent with the level of effort involved in SRK’s services, based on i) information available at the time of preparation and ii) the assumptions, conditions, and qualifications set forth in this report. This report is intended for use by Albemarle subject to the terms and conditions of its contract with SRK and relevant securities legislation. The contract permits Albemarle to file this report as a Technical Report Summary with American securities regulatory authorities pursuant to the SEC S-K regulations, more specifically Title 17, Subpart 229.600, item 601(b)(96) - Technical Report Summary and Title 17, Subpart 229.1300 - Disclosure by Registrants Engaged in Mining Operations. Any other uses of this report by any third party are at that party’s sole risk. The responsibility for this disclosure remains with Albemarle.
The Greenbushes property consists of two spodumene-bearing pegmatite dike areas: the actively mined Central Lode deposit and the undeveloped Kapanga deposit located immediately east of the Central Lode. The on-site Greenbushes facilities produce a range of spodumene concentrate products that are sold into technical and chemical lithium markets. However, for the purposes of developing the reserve estimate herein, SRK has based its economic analysis on the sale of only chemical grade spodumene concentrate. This is because Talison’s ability to predict lithium production for technical grade product at a level that meets the standard of uncertainty for a reserve requires grade control drilling. Therefore, instead of assuming sale of technical grade concentrates, SRK has assumed that all product is sold into chemical markets. In SRK’s opinion, from a geological standpoint this is a reasonable assumption as any material that is appropriate to feed technical grade production can also be used for chemical grade feed.
Greenbushes has developed and is operating a Tailings Reprocessing Plant (TRP) to reprocess tailings from Tailings Storage Area 1 (TSF1). In SRK’s opinion, due to the high level of inherent variability in mineral contained in a tailings storage facility, establishing geological, processing and production data to adequately meet the standard of uncertainty required to support an estimate of reserves is difficult. Further, the quantify of potential production from TSF1 is minimal in the context of the overall Greenbushes reserve. Therefore, the potential spodumene concentrate production from the reprocessing effort has not been included in the reserve estimate.
Further discussion and reference information for completeness on the TGP, TRP is provided in Chapter 21.
The purpose of this Technical Report Summary is to report mineral resources and mineral reserves. This report is an update of the previous report titled "SEC Technical Report Summary, Pre-Feasibility Study, Greenbushes Mine Western Australia. Amended Date December 16, 2022”.
The effective date of this report is December 31, 2022.

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2.2    Sources of Information
This report is based in part on internal Company technical reports, previous feasibility studies, maps, published government reports, company letters and memoranda, and public information as cited throughout this report and listed in the References Section 24.
Reliance upon information provided by the registrant is listed in the Section 25 when applicable.
2.3    Details of Inspection
Table 2-1 summarizes the details of the personal inspections on the property by each qualified person or, if applicable, the reason why a personal inspection has not been completed.
Table 2-1: Site Visits

Expertise	Date(s) of Visit	Details of Inspection	Reason Why a Personal Inspection Has Not Been Completed
Environmental/ Closure	August 19-20, 2020
Day 1: Site overview presentation with Craig Dawson (General Manager – Operations) and meeting with Site Environmental Team. Proceeded to Cornwall Pit, which is currently used for water capture, followed on to C1/C2/C3 Open pit lookout, inspection of the progressive rehabilitation at Floyds WRL, Tailings retreatment plant and finished with a tour of the technical and chemical grade processing plants.

Day 2: Inspection of the rehabilitation at TSF3, then to the seepage collection point just below Tin Shed Dam. Inspection of the buttress at TSF 2 and corresponding rehab of buttress, together with the new under drainage on the west side of TSF 2 to capture seepage. Visited Cowen Brook Dam.
Overview of the WTP to be commissioned in September 2020 and visited the storage dams Clearwater, Austins and Southhampton. Finished the tour with a visit to the 3 year old rehab to the west of Maranup Ford Road.

Resource/Geology	October 12-14, 2022	Site overview meeting, met with resource/geology team, pit tour and review of core, site laboratory tour.
Mining/Reserves	October 12-14, 2022	Site overview meeting, meetings with mining / reserves team and review of process/procedures, site mine-wide tour including pit and area infrastructure.
Metallurgy/Process	October 12-14, 2022	Site overview meeting, meetings with process personnel, tour of CGP1, CGP2, TRP, Tailings area, meetings with capital projects lead and projects overview.
Infrastructure/Tailings	October 12-14, 2022	Site overview meeting, meetings with process personnel, tour of CGP1, CGP2, TRP, tailings, overall site tour including infrastructure, pit, waste dump areas, meetings with capital projects lead and projects overview, meeting with infrastructure lead and review of infrastructure.

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2.4    Report Version Update
The user of this document should ensure that this is the most recent Technical Report Summary for the property.
This Technical Report Summary is an update of a previously filed Technical Report Summary. This Technical report is an update of the previous report titled "SEC Technical Report Summary, Pre-Feasibility Study, Greenbushes Mine Western Australia. Amended Date December 16, 2022”.
2.5    Qualified Person
This report was prepared by SRK Consulting (U.S.), Inc., a third-party firm comprising mining experts in accordance with § 229.1302(b)(1). The marketing section of the report, (Chapter 16) was prepared by Fastmarkets, a third-party firm with lithium market expertise in accordance with § 229.1302(b)(1). Albemarle has determined that SRK and Fastmarkets meet the qualifications specified under the definition of qualified person in § 229.1300. References to the Qualified Person (QP) in this report are references to SRK Consulting (U.S.), Inc. and Fastmarkets respectively and not to any individual.

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3Property Description
The Greenbushes property is a large mining operation located in Western Australia (Figure 3-1) extracting lithium and tantalum products from the Central Lode pegmatite deposit with the adjacent, undeveloped Kapanga pegmatite deposit located just east of the Central Lode. Historically, the operation also produced tin. Active mining of tin began in 1888, with tantalum production commencing in 1942, and lithium production beginning in 1983. In addition to being the longest continuously operated mine in Western Australia, the Greenbushes pegmatite is one of the largest known spodumene pegmatite resources in the world.
3.1    Property Location
Greenbushes is located directly south of and immediately adjacent to the town of Greenbushes (Figure 3-2) approximately 250 kilometers (km) south of Perth, at latitude 33° 52´S and longitude 116° 04´ E, and 90 km south-east of the Port of Bunbury, a major bulk handling port in the southwest of Western Australia (WA). It is situated approximately 300 meters (m) above mean sea level (AMSL).

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AUSTRALIA
Darwin
Northern Territory
Townsville
Western Australia
Queensland
South Australia
Brisbane
New South Wales
Perth
Sydney
Adelaide
Victoria
Greenbushes Lithium Operations
Melbourne
Tasmania
Hobart
N
Wyndham
Derby
Broome
Halls Creek
Port Hedland
Karatha
Marble Bar
Newman
Northern Territory
WESTERN AUSTRALIA
Carnarvon
Meekatharra
Mt Magnet
Leonora
Geraldton
South Australia
Indian Ocean
Kalgoorlie
Eucla
PERTH
Norseman
Fremantle
Greenbushes Lithium Operations
Bunbury
Manjimup
Esperance
Augusta
Southern Ocean
200 Km
Albany

Behre Dolbear Australia Pty Ltd

Source: Talison, 2018
Figure 3-1: General Location Map, Greenbushes Mine

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350000
400000
450000
6450000
6400000
6350000
6300000
6250000
PERTH
BUNBURY
DONNYBROOK
GREENBUSHES
Greenbushes Operations
Locality Plan
1:1,000,000
0 5 10 20 30 40
Kilometers
N

Source: Talison, 2018
Figure 3-2: Greenbushes Regional Location Map

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3.2    Property Area
The Greenbushes property area is approximately 2,000 ha, which is a smaller subset of a larger 10,067 ha land package controlled by Talison. A general layout of the operating property utilizing a 2017 aerial photo is shown in Figure 3-3, along with drilling collars used for exploration of the primary pegmatite bodies discussed herein. Mineralized pegmatites occur over the property area, generally trending north – south.
Source: SRK, 2023
Figure 3-3: Property Area Layout with Drilling Collars

3.3    Mineral Title
Talison holds 10,067 Ha of mineral tenements which cover the Greenbushes area and surrounding exploration areas. As noted in Table 3-1, some types of title are noted as general purpose leases, while others are discrete mining leases. Active mining and exploration are completely contained within mining leases or other licenses as appropriate. SRK notes that the entirety of the mineral resources and mineral reserves disclosed herein are contained within titles 100% controlled by

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Talison and summarized in Table 3-1. The layout of the relevant property boundaries is shown in Figure 3-4.
Table 3-1: Land Tenure Table

Claim ID	Owner(s)	As Reported Type	Status	Date Granted	Expiry Date	Source As Of Date	Area (Ha)
G 01/1	Talison Lithium Australia Pty Ltd	General Purpose Lease	Active/ Granted	11/14/1986	6/5/2028	11/30/2020	10
G 01/2	Talison Lithium Australia Pty Ltd	General Purpose Lease	Active/ Granted	11/14/1986	6/5/2028	11/30/2020	10
L 01/1	Talison Lithium Australia Pty Ltd	Miscellaneous License	Active/ Granted	3/19/1986	12/27/2026	11/30/2020	9
M 01/6	Talison Lithium Australia Pty Ltd	Mining Lease	Active/ Granted	12/28/1984	12/27/2026	11/30/2020	985
M 01/5	Talison Lithium Australia Pty Ltd	Mining Lease	Active/ Granted	12/28/1984	12/27/2026	11/30/2020	999
M 70/765	Talison Lithium Australia Pty Ltd	Mining Lease	Active/ Granted	6/15/1994	6/19/2036	11/30/2020	71
M 01/3	Talison Lithium Australia Pty Ltd	Mining Lease	Active/ Granted	12/28/1984	12/27/2026	11/30/2020	1,000
M 01/7	Talison Lithium Australia Pty Ltd	Mining Lease	Active/ Granted	12/28/1984	12/27/2026	11/30/2020	998
M 01/4	Talison Lithium Australia Pty Ltd	Mining Lease	Active/ Granted	12/28/1984	12/27/2026	11/30/2020	999
M 01/8	Talison Lithium Australia Pty Ltd	Mining Lease	Active/ Granted	12/28/1984	12/27/2026	11/30/2020	999
M 01/10	Talison Lithium Australia Pty Ltd	Mining Lease	Active/ Granted	12/28/1984	12/27/2026	11/30/2020	1,000
M 01/11	Talison Lithium Australia Pty Ltd	Mining Lease	Active/ Granted	12/28/1984	12/27/2026	11/30/2020	999
M 01/16	Talison Lithium Australia Pty Ltd	Mining Lease	Active/ Granted	6/3/1986	6/5/2028	11/30/2020	19
M 01/9	Talison Lithium Australia Pty Ltd	Mining Lease	Active/ Granted	12/28/1984	12/27/2026	11/30/2020	997
M 01/18	Talison Lithium Australia Pty Ltd	Mining Lease	Active/ Granted	9/16/1994	9/27/2036	11/30/2020	3
M 01/2	Talison Lithium Australia Pty Ltd	Mining Lease	Active/ Granted	12/28/1984	12/27/2026	11/30/2020	969
Source: Department of Mines and Petroleum (W. Australia), 2020

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116°0'0"E
116°2'0"E
116°4'0"E
116°6'0"E
33°48'0"S
33°50'0"S
33°52'0"S
M 01/5
M 01/4
M 01/9
M 01/8
M 01/11
M 01/18
South Western Hwy
M 01/2
M 01/3
M 01/6
M 01/7
M 01/10
M 01/16
G 01/1
G 01/2
L 01/1
Maranup Ford Rd
M 70/765

Western Australia
Talison

TALISON

GREENBUSHES OPERATIONS

Tenement Location

N
0
300
600
1,200
1,800
2,400
3,000
Meters

Datum: GDA94

Department: Mining	Date: 30/01/2020
Figure: --------------	Status: Final
Drawn by DBB / Requested by DBB	Internal Reference 0022_0C_2020 / Sheet Size A3

Legend

Tenement

TALISON LITHIUM AUSTRALIA PTY LTD

Local Roads

Maranup Ford Rd

South Western Hwy

Stanifer St

Source: Talison, 2020
Generalized Greenbushes operations area shown in red box.
Figure 3-4: Greenbushes Land Tenure Map

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Mining leases entitle the tenement holder to work and mine the land. The operating mine and processing plant area covers a total area of about 3,500 Ha and generally sits on mining leases M01/06, M01/07 and M01/16. Talison holds the mining rights for all lithium minerals on these tenements, while Global Advanced Metals (GAM) holds the mining rights to all minerals other than lithium through a reserved mineral rights agreement dated November 13, 2009.
All tenements are registered with the mining registrars located in the State of WA. They have been surveyed and constituted under the Mining Act 1978 (WA) (BDA, 2012). Talison continues to review and renew all tenements on an annual basis and ensures compliance with relevant regulatory requirements and fees for maintenance of these tenements.
3.4    Encumbrances
SRK is not aware of any material encumbrances that would impact the current resource or reserve disclosure as presented herein. Infrastructure movement or modifications which could be related to further expansion or development of the current mineral resource or mineral reserve are detailed in section 15 of this report.
3.5    Royalties or Similar Interest
In WA, a royalty of 5% of the value of lithium concentrate sales is payable for lithium mineral production as prescribed under the Mining Act. The royalty value is the difference between the gross invoice value of the sale and the allowable deductions on the sale. The gross invoice value of the sale is the Australian dollar value obtained by multiplying the amount of the mineral sold by the price of the mineral as shown in the invoice. Allowable deductions are any costs in Australian dollars incurred for transport of the mineral quantity by the seller after the shipment date. For minerals exported from Australia, the shipment date is deemed to be the date on which the ship or aircraft transporting the minerals first leaves port in WA (BDA, 2012).
3.6    Other Significant Factors and Risks
SRK is not aware of any other significant factors or risk that may affect access, title, or the right or ability to perform work on the property.

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4Accessibility, Climate, Local Resources, Infrastructure and Physiography
4.1    Topography, Elevation and Vegetation
Excerpted from BDA, 2012.
The Greenbushes site is situated approximately 300 m AMSL. The operations area lies on the Darling Plateau and is dominated by a broad ridgeline which runs from the Greenbushes township (310 m) towards the south-east (270 m) with the open pits located along this ridgeline (300 m). The current operating waste rock dump is located on an east facing hill slope which descends to 266 m and adjoins the South Western Highway, while the process plant area is located on the west facing hill slope which descends to 245 m. The tailings storage areas are located south of the mining and plant areas at 265 m.
4.2    Means of Access
Access to the property is via the paved major South Western Highway between Bunbury and Bridgetown to the Greenbushes Township, and via Maranup Ford Road to the mine. A major international airport is located in Perth, WA, approximately 250 km north of the mine area (BDA, 2012).
4.3    Climate and Length of Operating Season
Excerpted from BDA, 2012.
The Greenbushes area has a temperate climate that is described as mild Mediterranean, with distinct summer and winter seasons. The mean minimum temperatures range from 4°C to 12°C, while the mean maximum temperatures range from 16°C to 30°C. The hottest month is January (mean maximum temperature 30ºC), while the coldest month is August (mean minimum temperature 4ºC). There is a distinct rainfall pattern for winter, with most of the rain occurring between May and October. The area averages about 970 mm per annum with a range of about 610 mm to 1,680 mm per annum. The evaporation rate for the area is calculated at approximately 1,190 mm per annum. The area is surrounded by vegetation broadly described as open Jarrah/Marri forest with a comparatively open understorey.
Mining and processing operations at Greenbushes operate throughout the year.
4.4    Infrastructure Availability and Sources
4.4.1    Water
Water is currently supplied from developed surface water impoundments for capture of precipitation runoff, pumping from sumps within the mining excavations and recycled from multiple TSFs. No mine water is sourced directly from groundwater aquifers through production or dewatering wells. The majority of these water sources and impoundments are linked through constructed surface pumps and conveyance.

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4.4.2    Electricity
Power is provided by utility line power from existing Western Power transmission that runs along the east side of the deposit. 22 kV transmission lines feed off the Western power transmission line from both the north and south to form a loop configuration. The 22 kV transmission then feeds local power distribution to the various loads on the project.
4.4.3    Personnel
The mine and processing facilities are located about 3 km south of the community of Greenbushes part of Bridgetown-Greenbushes Shire and the community of Greenbushes is the closest community to the site. Personnel working at the project typically live within a thirty-minute drive of the project. A number of local communities are within 30 minutes of the site. Skilled labor is available in the region and Talison has an established work force with skilled labor. The current labor levels are approximately 1,300 people.
4.4.4    Supplies
Supplies are readily available from established vendors and services from the local communities and from the regional capital Perth located 250 km to the north.

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5History
Mining in the Greenbushes area has continued since tin was first discovered at Greenbushes in 1886. Greenbushes is recognized as the longest continuously operated mine in WA (BDA, 2012).
5.1    Previous Operations
Excerpted from BDA, 2012.
5.1.1    Tin
Since it was first discovered at Greenbushes in 1886, tin has been mined almost continuously in the Greenbushes area, although in more recent times lower tin prices and the emergence of lithium and tantalum as major revenue earners have relegated tin to the position of a by-product. Tin was first mined at Greenbushes by the Bunbury Tin Mining Co in 1888. However, there was a gradual decline in tin production between 1914 and 1930. Vultan Mines carried out sluicing operations of the weathered tin oxides between 1935 and 1943, while between 1945 and 1956 modern earth moving equipment was introduced and tin dredging commenced. Greenbushes Tin NL was formed in 1964 and open cut mining of the softer oxidized rock commenced in 1969.
5.1.2    Tantalum
Tantalum mining at Greenbushes commenced in the 1940s with the advancement in electronics. Tantalum hard-rock operations started in 1992 with an ore processing capacity of 800,000 t/y. By the late 1990s demand for tantalum reached all-time highs and the existing high grade Cornwall Pit was nearing completion. In order to meet increasing demand a decision was made to expand the mill capacity to 4 Mt/y and develop an underground mine, to provide higher grade ore for blending with the lower grade ore from the Central Lode pits. An underground operation was commenced at the base of the Cornwall Pit in April 2001 to access high grade ore prior to the completion of the available open pit high-grade resource.
In 2002, the tantalum market collapsed due to a slow-down in the electronics industry and subsequently the underground operation was placed on care and maintenance. The underground operation was restarted in 2004 due to increased demand but again placed on care and maintenance the following year. The lithium open pit operation has continued throughout recent times and mining is now focused on the Central Lode zone. Only lithium minerals are currently mined from the open pits. The tantalum mining operation and processing plants have been on care and maintenance since 2005.
5.1.3    Lithium Minerals
The mining of lithium minerals is a relatively recent event in the history of mining at Greenbushes with Greenbushes Limited commencing production of lithium minerals in 1983 and commissioned at 30,000 t/y lithium mineral concentrator two years later in 1984 and 1985. The lithium assets were acquired by Lithium Australia Ltd in 1987 and Sons of Gwalia in 1989. Production capacity was increased to 100,000 t/y of lithium concentrate in the early 1990s and to 150,000 t/y of lithium concentrate by 1997, which included the capacity to produce a lithium concentrate for the lithium chemical converter market.

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The Talison Minerals Group was incorporated in 2007 for the purpose of acquiring the assets of the Advanced Minerals Division of Sons of Gwalia by a consortium of US private equity companies led by Resource Capital Funds. The Talison Mineral Group’s assets included the Wodgina tantalum mine located about 1,500 km north of Perth and 120 km south of Port Hedland in the Pilbara region of WA as well as the Greenbushes Lithium Operations. Upon completion of the reorganization of the Talison Minerals Group in 2010, Talison acquired the Greenbushes Lithium Operations, and the remainder of the assets were acquired by GAM.
There are two lithium processing plants that recover and upgrade the spodumene mineral using gravity, heavy media, flotation, and magnetic processes into a range of products for bulk or bagged shipment. In the period of 2005 to 2008, demand from the Chinese chemical producers was satisfied by using the Greenbushes primary tantalum plant which had been on care and maintenance. Products from that plant had a lower grade than preferred by the Chinese customers and were supplied as a temporary measure until Talison’s lithium concentrate production capacity was increased.
In 2009, Talison’s processing plants were upgraded to total nominal capacity of approximately 260,000 t/y of lithium concentrates and in late 2010 capacity was increased to 700,000 t/y of ore feed yielding approximately 315,000 t/y of lithium concentrates.
5.2    Exploration and Development of Previous Owners or Operators
As noted above, the Greenbushes property is the longest continuously operating mine in WA and features an extensive exploration and operational history. Exploration work was conducted by previous owners and operators through the various commodities focuses as described in Section 5.1, including drilling (rotary, reverse circulation, and diamond core), surface sampling, geological mapping, trenching, geophysics.
Development work has generally included construction activities related to both open-pit and underground mining, as well as waste dumps, tailings facilities, surface water management infrastructure and more.

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6Geological Setting, Mineralization, and Deposit
6.1    Regional Geology
As stated by G. A. Partington (1990), the Greenbushes pegmatite in WA is intruded into rocks of the Balingup Metamorphic Belt (BMB), which is part of the Southwest Gneiss Terranes of the Yilgarn Craton. The Greenbushes pegmatite lies within, and is geometrically controlled by, the Donnybrook-Bridgetown Shear Zone. It appears to have been emplaced during the orogeny as is evidenced by the relatively fine grain size of the pegmatites as well as noted internal deformation which may be consistent with syn-deformation emplacement. The pegmatites are Archaean and dated at approximately 2,525 million years (Ma). Pegmatites are hosted by a 15 to 20 km wide, north to north-west trending sequence of sheared gneiss, orthogneiss, amphibolite and migmatite which outcrop along the trace of the lineament. A series of syn-tectonic granitoid intrusives occur within the BMB, elongated along the Donnybrook-Bridgetown Shear Zone. The pegmatites have been further affected by subsequent deformation and/or hydrothermal recrystallization, the last episode dated at around 1,100 Ma. Figure 6-1 shows the regional geology.

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GEOLOGY LEGEND
Phanerozoic - Perth Basin
Proterozoic granulites and amphibolites
Amphibolites and metasedimentary rocks
High-grade, ductile deformed gneiss
Granitoid
Archaean - Balingup Metamorphic Belt
Archaean - Western Gneiss Terrane
Indian Ocean
Western Gneiss Terrane
Loguebrook Granitoid
Donnybrook-Bridgetown Shear Zone
Donnybrook
Catterick Supercrustals
Millstream Dam Granitoid
Cowanbrook Dam Granitoid
Greenbushes
Dalgarup Brook Granitoid
Bridgetown
Darling Fault
Perth Basin
Balingup Supercrustals
Balingup Metamorphic Belt
Manjimup
Pemberton
Southern Ocean
Albany - Fraser Province
0 50
Kilometres
N
LEGEND
Town or City
Road
Railroad
Dry/Salt Lakes
Wyndham
20°S
Port Hedland
Newman
WESTERN AUSTRALIA
Carnarvon
Meekatharra
Wiluna
Laverton
Leonora
Geraldton
Kalgoorlie
30° S
Southern Cross
Perth
Bunbury
Greenbushes
Esperance
Albany
Greenbushes Project Area
(See Insert Above)
0 500
Kilometres
GEOLOGY LEGEND
Phanerozoic
Proterozoic
Archaean - Proterozoic
Archaean
110° E
120° E

Talison Lithium Limited *Greenbushes Lithium Operations*

Source: Talison Lithium Limited
Figure 6-1: Regional Geology Map

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6.2    Local Geology
The Greenbushes pegmatite deposits consists of a primary pegmatite intrusion with numerous smaller, generally parallel pegmatite dikes and pods to the east (Figure 6-2 and Figure 6-3). For the purposes of this report, the term Greenbushes pegmatite deposits relate to the property-scale pegmatites. Central Lode refers to the primary pegmatite area which has been the focus of mining activity while the Kapanga deposit refers to the area of sub-parallel pegmatite located to the east of the Central Lode. The primary Central Lode deposit intrusion and the subsidiary Kapanga deposit dikes and pods are concentrated within shear zones on the boundaries of granofels, ultramafic schists and amphibolites. The pegmatites are crosscut by mafic dolerite dikes. The broader pegmatite body is over 3 km long (north by northwest), up to 300 m wide (normal to dip), strikes north to north-west and dips moderately to steeply west to south-west. The syn-tectonic development of the pegmatite has given rise to mylonitic fabrics, particularly along host rock contacts.
The Greenbushes pegmatite is mineralogically segregated into five primary zones. Internally, the Greenbushes pegmatite consists of the Contact Zone, Potassium Feldspar (Potassium) Zone, Albite (Sodium) Zone, Mixed Zone and Spodumene (Lithium) Zone (Figure 6-5). The zones differ from many other rare-metal pegmatites in that they do not appear concentric, but are lenticular in nature, with inter-fingering along strike and down dip. They do not have a quartz core. The mine sequence was later subjected to the transgressive east-west dike and conformable sill dolerite intrusions.
The highest concentrations of primary Li-bearing minerals are found in specific mineralogical zones or assemblages within the pegmatite. The Lithium Zone within the main pegmatite body exhibit variable dips from 80 to 20° towards the west and south-west. Tantalum (tantalite) and tin (cassiterite) mineralization is concentrated in the Sodium Zone which is characterized by albite (Na-plagioclase), tourmaline and mica (muscovite). The Lithium Zone is enriched in the lithium bearing silicate spodumene. The mixed zone contains lower concentrations of tantalum and lithium. The final major zone is the potassium feldspar microcline which is not considered currently economic.
The predominant rock units on the Greenbushes property are a package of Archean amphibolite and metasediments above the basement Bridgetown Gneiss (Figure 6-4). Locally, this is present as the hanging wall Amphibolite and Footwall Granofels. Numerous Archean granitoid intrusions are present, all of which are cut by the Donnybrook-Bridgetown Shear zone represented onsite as the roughly N – S trending shear-zone gneiss. Pegmatite intrusions which host Li mineralization have intruded this package of Archean rocks. Post-mineralization dolerite dikes intrude older units, dated at approximately 1.1 Ga. Lastly, recent cover material of lateritic conglomerates, older alluvium, and recent alluvium are present as shallow cover. A simplified stratigraphic column is presented in Figure 6-2. Weathering and erosion of the pegmatites has produced adjacent alluvial deposits in ancient drainage systems. These are generally enriched in cassiterite. All rocks have been extensively lateritized during Tertiary peneplain formation; the laterite profile locally reaches depths in excess of 40 m below the original surface.
The Central Lode lithium deposit occurs within a large (250 m wide) lithium enriched pegmatite. Spodumene in the Lithium ore zone can make up more than 50% of the rock with the remainder being largely quartz. Toward the northern end of C3 pit (Figure 6-5), a highly felspathic (K-feldspar) zone separates the high-grade lithium zone from the hanging wall amphibolite and the dolerite sill. Tantalum/tin and lithium ore body mineralization are conformable with the trends of the pegmatites both along strike and down dip.

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Between C3 and C1 is the mining area referred to as C2. The pegmatite in this area dips approximately 40° west and has an intermediate composition with moderate lithium oxide Li2O values and moderate tantalum pentoxide (Ta2O5) values. This is in contrast to C1 and C3 which have large distinct zones of separate Li2O and Ta2O5 high grade.
At the southern end of the Central Lode pits is the C1 pit area. It contains the next largest concentration of high grade spodumene lithium mineralization after C3. The eastern footwall contact in the south of the C1 area dips 35°west steepening toward the north and with depth. The internal grade domains in C1 parallel the eastern footwall contact. The immediate footwall is enriched in tantalum with typical accessory minerals tourmaline and apatite visible. Weathering has locally resulted in argillic alteration of pegmatites near-surface, although this has only limited effects on current operations with the depth of current mining. Moving north the dip of the pegmatite shallows and the lithium domain at more than 1% Li2O is discontinuous.
The Kapanga deposit sits approximately 300 m east as a sub-parallel pegmatite to the Central Lode deposit (Figure 6-2). and represents a thinner zone of spodumene mineralization, near-surface, but with reduced volume compared to the Central Lode. It has been interpreted over a northerly strike length of approximately 1.8 km. The pegmatite intrusives within Kapanga typically dip at 40 to 50 with some steepening to 60 toward the southern end of the deposit. The pegmatite has been interpreted as several sub-parallel stacked lodes of varying thickness and length, as well as numerous smaller pods, with an overall thickens of approximately 150 m. Current drilling has identified depth continuity to approximately 450 m below surface.

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Dolerite dyke
Pegmatite
Granofels
Fine and coarse amphibolite
Amphibolite and ultramafic schist
Mylonitic fabric
9500E
10 000E
A
B
HP56
HP51A
HP63
HP75
HP76
Base of weathering zone
Li-zone
K-zone
Na-zone
Border zone
Amphibolite
B
Kapanga
North Cornwall
Cornwall Hill
Shear Zone
Shear Zone
New Enterprise
10,000E
Tantalite Corner
Central Lode
Highway Shoot
Lemonade Springs
0
200m
Police Cut
A
12,000N

Source: Partington, 1990 modified by SRK, 2022
Figure 6-2: Greenbushes Area Generalized Geology Map with Inset Cross Section

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9 000 E
10 000 E
11 000 E
Mine Grid
Magnetic North
N
N
13 000 N
Dolerite Dyke
FOLD
ZONE
6 254 000 N
CORNWALL
PIT
C3 PIT
12 000 N
6 253 000 N
CENTRAL LODE
C2 AREA
Kapanga
Pegmatite
11 000 N
C1 PIT
6 252 000 N
LEGEND
Current Pits
Dolerite Sill
Pegmatite
Amphibolite
Granofels
0
500
Metres
414 000 E
415 000 E

Source: BDA, 2022
Figure 6-3: Greenbushes Property Geology Map

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Source: SRK, 2022
Figure 6-4: Simplified Stratigraphic Column

6.2.1    Structure
Shear structures in the pegmatites are most strongly developed at margins and in albite rich zones. The orientation of shear fabrics is sub-parallel to the regional Donnybrook–Bridgetown Shear Zone indicating pegmatite intrusion was synchronous with this deformational event. Folding postdates mylonization of the albite zone yet predates or is synchronous with later stages of crystallization. Dilatant zones formed in footwall albite zones during folding and were infiltrated by late-stage Sn-Ta-

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Niobium (Nb) rich fluids which may be the sites for a second stage of high-grade mineralization. Later stage discordant structures have also been interpreted, the most obvious being the “Footwall Fault”, a sub-vertical structure striking north-south across the deposit. Faulted zones vary in structural intensity from heavily jointed to disintegrated rock greater than 30 m in width.
6.2.2    Mineralogy
Internally, the Greenbushes pegmatite displays up to five distinct mineralogically-defined zones (Figure 6-5); the Contact Zone, K-Feldspar (Potassium) Zone, Albite (Sodium) Zone, Mixed Zone and Spodumene (Lithium) Zone. Zones generally relate to multiple phases of intrusion and crystallization of the pegmatites.
The bulk of the lithium is contained within the Spodumene Zone. In the Central Lode deposit, this is typically located within the central part of the pegmatite. For the Kapanga deposit, the elevated spodumene concentrations in the individual lodes are generally located near the footwall contact, and to a lesser extent, near the hangingwall contact, with the core regions being largely barren. Differences between the spodumene concentration in the individual lodes are also evident, with the higher concentrations generally in the upper part of the sequence.
The mineralogical zones occur as a series of thick layers commonly with a lithium zone on the hanging wall or footwall, K-feldspar towards the hanging wall and a number of central albite zones. High-grade tantalum mineralization (more than 420 grams per tonne (g/t)) is generally confined to the Albite zone within the deposit. The Spodumene and K-Feldspar Zones typically have tantalum-tin grades of less than 100 ppm.
Table 6-1 summarizes the main minerals associated with the historically economic elements Tantalum (Ta), Tin (Sn), and Lithium (Li) at Greenbushes. Currently, only Lithium minerals are exploited and processed at Greenbushes.
Table 6-1: Major Lithium and Tantalum Ore Minerals

Tantalum	Composition	Lithium	Composition
Columbo Tantalite	(Fe,Mn)(Nb,Ta)2O6	Spodumene	LiAISi2O6
Stibio Tantalite	(Nb,Ta)SbO4	Varieties
Microlite	((Na,Ca)2Ta2O6(O,OH,F))	Spodumene – White
Ta – Rutile (Struverite)	(Ti,Ta,Fe3+)3O6	Hiddenite – Green	(Fe,Cr)
Wodginite	(Ta,Nb,Sn,Mn,Fe)16O32	Kunzite – Pink	(Mn)
Ixiolite	(Ta,Fe,Sn,Nb,Mn)4O8	Other Lithium Minerals
Tapiolites	(Fe,Mn)(Ta,Nb)2O6	Lithiophilite	Li(Mn2+,Fe2+)PO4
Holite	AI6(Ta,Sb,Li)[(Si,As)O4]3(BO3)(O,OH)3	Amblygonite	(Li,Na)AI PO4(F,OH)
Tin		Holmquisite	Li(Mg,Fe2+)3AI2Si8O22(OH)2
Cassiterite	SnO2	Lepidolite	K(Li,AI)3(Si,AI)4O10(OH)2
Source: Talison, 2018

Major minerals hosted in the pegmatites are quartz, spodumene, albite, and K-feldspar. Primary lithium minerals are spodumene, LiAlSi2O6 (approximately 8% Li2O) and spodumene varieties kunzite and hiddenite. Minor lithium minerals include lepidolite (mica), amblygonite and lithiophilite (phosphates). Spodumene is hard (6.5 to 7) with an SG of 3.1-3.2. Highest concentrations (50%) of Spodumene occur in the C1 and C3 pits.

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When spodumene-bearing pegmatite is weathered and oxidized, the contained lithium ions can become mobilized resulting in depleted zones of lithium concentration, alteration of spodumene to clay products, increased relative silica percentage, and uneconomic lithium grades.”. Oxidation of the pegmatites has generally occurred in near-surface weathering or along selected structures internal to the pegmatites. Only the near-surface weathering is considered to materially affect the pegmatite from a process mineralogy standpoint.
Source: Modified from BDA, 2012
Section looking north.
Figure 6-5: Cross Section Showing Generalized Stratigraphy and Greenbushes Pegmatite Mineral Zoning

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7Exploration
7.1    Exploration Work (Other Than Drilling)
The primary method of exploration on the property has been drilling for the past 40 years. While other means of exploration such as geological mapping, surface geochemical sampling, and limited geophysics have been considered or applied over the years, weathering and associated leaching of the near-surface pegmatites results in economic lithium mineralization not commonly being recognized via surface investigations (BDA, 2012).
It is SRK’s opinion that the current practices of active mining, exploration drilling, and in-pit mapping provide the most relevant and robust data supporting mineral resource estimation. In-pit mapping of the pegmatite and waste rocks is the most critical of the non-drilling exploration methods applied to this model and mineral resource estimation, as detailed in Section 11 of this report.
The area around the current Greenbushes Lithium Operations has been mapped and sampled over several decades of modern exploration work. While other nearby exploration targets have been identified and developed over the years, they are not included in the mineral resources disclosed herein and are not relevant to this report.
7.1.1    Significant Results and Interpretation
SRK notes that the Greenbushes property is not at an early stage of exploration, and that results and interpretation from exploration data is generally supported in more detail by extensive drilling and by active mining exposure of the orebody in multiple pits within the Central Lode deposit. The Kapanga deposit, to the east of the Central Lode has no historical or active mining but contains significant drilling in support of resources. Drilling at Kapanga occurred more recently with initial drilling in 1991 and the majority of drill evaluation occurring since 2012.
7.2    Exploration Drilling
Drilling on the Greenbushes property has been ongoing for over forty years with the majority of historical drilling focused on the Central Lode deposit. The drilling data presented in this section represent data used in the geological and resource models. SRK recognizes that drilling has been performed since model updates in 2020 for Central Lode and Kapanga and recommends recent drilling be incorporated and interpreted as models are updated.
7.2.1    Holes by Type Included in the 2020 Resource Block Model Drilling Surveys
Resource drillholes contained in the Greenbushes database date back to 1979. More recent (post-2000) down hole surveys used Eastman Single Shot cameras, while the later reverse circulation (RC) programs (since hole RC214) utilized either a gyroscopic or a reflex electronic tool. Eastman down-hole surveys were recorded at 25 m down hole and thereafter every 30 m to a minimum of 10 m from the final depth. The geologist checks the driller’s dip and azimuth written recordings by viewing all single shot photographic discs prior to data entry into the database.
Prior to 2000, surveys were based on a variety of industry standard methods that cannot be verified but, in SRK’s opinion, can be relied upon. Checks of surveys within the database, by comparing overlapping data between older and post 2000 drillholes, support the opinion that the surveying is reliable. Some of the RC holes drilled before 2002 were apparently not down-hole surveyed and

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were instead given linear design parameters based on collar orientations in the database. Also, some of the older vertical diamond holes were not down-hole surveyed. In SRK’s opinion, this is not a material issue given the relatively shallow drilling depths and tendency of vertical holes to not significantly drift.
The location of recent surface drillhole collars is surveyed by the mine surveyors using a differential global positioning system (dGPS) accurate to less than 1 m. Historical collars were surveyed using industry standard equipment available at the time and are considered acceptable for resource calculations in SRK’s opinion. Environmental rehabilitation programs to relocate historical collars using their coordinates and a handheld GPS have been successful and acts as a validation of historical collar surveys.
7.2.2    Sampling Methods and Sample Quality
The Greenbushes pegmatite is sampled by a combination of RC and diamond drilling programs. The drill patterns, collar spacing, and hole diameter are guided by geological and geostatistical understanding for reliability of geological continuity, interpretation, and for confidence of estimation in mineral resource block models.
Drill core samples provide intact geological contact relationships, mineralogical associations and structural conditions, while RC drill sampling provides mixed samples from which mineral proportions are estimated by visual examination.
A sample interval of 1 m is used as the maximum default length in RC and diamond drilling. Analysis of the deposit characteristics has been used to determine the appropriate sample interval in drillholes.
Distinguishing rock types in drill samples is considered robust given the dark internal and country waste rock and the lighter colored pegmatites. Where unaffected by shearing, the geological contacts are abrupt, often regular, and intact. Although contact relationships are masked in RC chips, the pegmatite/waste contact positions are inferred within the sample length. Both diamond drill and RC drillholes are distributed throughout the lithium deposits (Talison, 2020).
7.2.3    Diamond Drilling Sampling
In SRK’s opinion, diamond drillholes (DDH) are considered to be authoritative and representative of subsurface materials. Diamond core is collected in trays marked with hole identification and down hole depths at the end of each core run. Pegmatite zones are selected while logging and intervals are marked up for cutting and sampling. All pegmatite intersections are sampled for assay and waste sampling generally extends several meters on either side of a pegmatite intersection. Internal waste zones separating pegmatite intersections are routinely sampled, although in a small proportion of holes drilled prior to 2000, some waste zones separating pegmatite lenses have not been assayed.
Core recovery is generally above 95%. A line of symmetry is drawn on the core and the core is cut by diamond saw. Historically BQ and NQ core has been half core sampled with more recent HQ core quarter cut and sampled. The typical core sampling interval for assay is 1 m, but shorter intervals are sampled to honor geological boundaries and mineralogical variations.
It is SRK’s opinion that diamond core recovery and sampling is unbiased and suitable for the purposes of mineral resource estimation.

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7.2.4    RC Drilling Sampling
RC samples are collected by face sampling hammer for every meter drilled over the full length of the hole via a cyclone attached to the rig and split at the rig by the drilling contractor using either a riffle splitter, rotating cone splitter, or stationary cone splitter. A sample of approximately 3 to 4 kg is submitted to the laboratory. In some older RC holes, the regular sampling length was 2 m. Field duplicates are collected every 20 m and submitted to the laboratory for quality assurance and quality control (QA/QC) purposes. RC drillhole bit size is normally approximately 4.5 inches or 5.25 inches. The drilling conducted since the last resource update were all drilled using a 5.25-inch bit size.
All pegmatite intersections are submitted for assay. The sections sampled will normally extend several meters into the waste rock hosting the pegmatite. As with diamond drilling, internal waste zones separating pegmatite intersections are also sampled, although in some old holes some of this internal waste sampling is incomplete. Pegmatite intersections are visually distinguishable from waste zones in drill chips during drilling.
Drill cutting reject piles are reviewed by site geologists when geological logging and intervals with poor recoveries are recorded. The drill samples are almost invariably dry, and recoveries are consistently high (Talison, 2020).
7.2.5    Drilling Type and Extent
The drilling on the Greenbushes property is comprised of RC and DDH which extends across the property given the long history of site development and evaluation (Figure 7-1). The holes are drilled in a variety of orientations, primarily vertically or perpendicular to the pegmatite intrusive dikes with a total of approximately 1,189,895 m of resource drilling across the property. Holes are spread relatively uniformly throughout the Central Lode and Kapanga deposits, and mineralization is generally defined by exploration drilling at 25 to 50 m drill spacings for exploration purposes. More detailed grade control drilling is conducted in the Central Lode deposit in near-term production planning areas, as are detailed blastholes during production. There are no blastholes in Kapanga due to no active mining activities.

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Drill_Type
CEN_DDH
CEN_RC
KAP_DD
KAP_RC
+8250 E
+9000 E
+9750 E
+10500 E
+12750 N
+12000 N
+11250 N
+10500 N
Greenbushes
Property Drilling
North
0
250
500
750

Source: SRK, 2023
Figure 7-1: Greenbushes Property Drilling Type and Extents

Central Lode Deposit Drilling
The Central Lode dataset contains a total of 1,177 drillholes, equating to over 194 km of drilling. A tabulation of the drill quantities by type is presented in Table 7-1. The current drilling database used for resources includes historical RC drilling back to 1977 with drilling though to 2020.Drilling

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campaigns have been conducted by over 25 different contracting companies over the long history of evaluation. Figure 7-2 and Figure 7-3 illustrate Central Lode-focused drilling by year, drill method, and total length.
Table 7-1: Drilling in the Central Lode Deposit.

Hole Type	Holes	Meters
Diamond Core (DDH)	599	111,410
Reverse Circulation (RC)	560	77,565
RC/DDH	14	4,904
Trench	1	186
Not specified	3	310
Total	1,177	194,375
Source: SRK, 2020

Central Lode Resource Drill Holes
Grouped by Type
TYPE
Other
RC
DDH
Holes by Year
Cumulative Count
Year
0
50
100
150
200
250
0
200
400
600
800
1000
1200
1977
1978
1979
1980
1981
1982
1984
1985
1988
1990
1991
1993
1994
1996
1997
1998
1999
2000
2001
2002
2004
2005
2006
2007
2008
2010
2011
2012
2014
2015
2017
2018
2019
2020
2021

Source: SRK, 2020
Figure 7-2: Central Lode Resource Model Drilling by Drilling Method

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Source: SRK, 2020
Figure 7-3: Central Lode Resource Model Drilling by Meterage

Kapanga Deposit Drilling
The Kapanga deposit modeling and resources utilized 240 drillholes, representing over 47 km. The majority of the holes were drilled in the past five years due to the more recent discovery of Kapanga. The modeled drilling database contains 23 DDH and 217 RC holes (Table 7-2). Drilling at Kapanga was performed on a regular grid pattern with nominal spacing of 40 m along west to east sections and 50 m between section lines (Figure 7-4). Approximately 80% of Kapanga drillholes are vertical, with the remaining 20% angled between 60° and 75° to the east.
Table 7-2: Kapanga Deposit Drilling by Type

Year	Diamond Core (DDH)		Reverse Circulation (RC)		RC and DDH		All Drilling
	Holes	Meters	Holes	Meters	Holes	Meters	Holes	Meters
1991	1	105					1	105
2012			4	744			4	744
2017			10	2668			10	2668
2018	5	1466	25	4973	1	247	31	6686
2019	11	1903	85	13260			96	15163
2020	3	816	92	20756			95	21572
2021	3	282					3	282
Total	23	4572	216	42401	1	247	240	47220
Source: SRK, 2021

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Source: SRK, 2022
Figure 7-4: Drilling at the Kapanga Deposit

7.2.6    Drilling Type and Extents Drilling, Sampling, or Recovery Factors
To evaluate the various types of drilling, SRK compared overall mean Li2O grades of multiple drilling types on a global and local basis. Global comparisons for drill types are shown in Figure 7-5, and demonstrate that the different types feature different mean Li2O values. In SRK’s opinion, the spatial component of where the specific type of drilling occurred is the source of variance in the means at a global comparison scale. For example, it is natural that the blasthole data or the RC data (which features closely spaced grade control drilling) would be higher grade on average than the DDH

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drilling, which is sparser, exploration focused (i.e., determining extents of mineralization and waste dilution), and less likely to be located in the higher-grade portions of the pegmatite.
SRK notes that only DDH and RC drilling are considered for the mineral resource estimation with exclusion of blasthole data. These data types were compared on a local basis as well.
To do this, RC samples were compared against paired closely spaced DDH samples based on the distance between the two, and SRK noted similar trends in grade distribution between the two data types as shown in Figure 7-6. These comparisons feature excellent comparison of RC and DDH sample grades at close spacings, with differences occurring at distances greater than approximately 10 m. In SRK’s opinion, this likely reflects inherent geologic variability or variability of grade within the pegmatites rather than a consistent bias in drilling methodology. SRK also notes that, as distances between samples increase to more global populations, that the inherent spatial bias of the RC grade control drilling (preferentially located within the ore zones of the pegmatite) likely influences overall global comparisons to favor the RC drilling with a higher mean Li2O.

Box plot of Li2O_pct, grouped by DH_TYPE_1
BH
DDH
DIA
DIA BTW
DIA/BTW
RC
RC/DDH
Trench
0
1
2
3
4
5
6
7
Li2O_pct

Source: SRK, 2020
BH = Blastholes, DDH = Diamond Drillhole, DIA = Diamond Drillhole, DIA/BTW = Diamond Drilling Thin Wall, RC = Reverse Circulation, RC/DDH = Reverse Circulation with Diamond Drill “Tail”
Figure 7-5: Box and Whisker Plot – Li2O by Drilling Type

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Source: SRK, 2020
Only RC vs. DDH drilling shown.
Figure 7-6: Drilling Type Mean Comparison – By Average Separation Distance

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To consider the possible impact of drilling recovery (only noted in DDH drilling) SRK reviewed recovery information for those holes where recovery was logged.
Recovery logs are made of all diamond drill core as a part of the standard logging procedure which includes collection of geological, mineralogical, and structural information. Core recoveries within the fresh pegmatite range from 95% to 100%. SRK noted no bias in Li2O or relationship with recovery in those samples where both are noted.
Mass measurements are made of RC samples from selected holes to understand potential impacts with recovery in RC drilling but are not quantitative due to the drilling method. Site geologists also inspect the size of the cutting piles, and intervals differing from average mass or moisture content are noted on drill logs. RC sample recovery generally has been assumed to be excellent.
SRK is not aware of any additional material factors to the drilling that would affect the results.
7.2.7    Drilling Results and Interpretation
Geological logging from DDH and RC drilling along with pit mapping is used to construct 3D geological models utilizing implicit and explicit modeling practices. When blasthole data is available in the Central Lode deposit, this close-spaced data is used in aid in guiding geological contacts and general lithological interpretations. No analytical data from blastholes is used for resource estimation purposes.
Analytical data from drill sampling for Li2O and other elements is interpolated in 3D to develop geochemically distinct domains within the geological model and were driven by structural or interpreted grade continuity models.
7.3    Hydrogeology
SRK reviewed the previous groundwater and surface water studies at Greenbushes, including water balance and groundwater modeling.
The hydrogeologic data collected indicate that the mineral resource is overlain by a relatively low permeability groundwater system consisting of lateritic caprocks and well developed saprolitic clays which yield very little water. Beneath these weathering products, exists a sharp to gradual transition into the fractured bedrock. Within this transition zone the variably weathered bedrock and remnant fractures form the highest yielding groundwater due to the enhanced permeability. Deeper within the bedrock, localized faults and fractures may result in enhanced permeabilities. Based on testing completed, hydraulic conductivity (K) for the weathered bedrock zone ranges from 0.01 m/d to 1 m/d, while the bedrock (pegmatite/greenstone) has a K of 3.0 x 10-4 m/d to 6.0 x 10-3 m/d (GHD, 2019a), although it should be noted that these values are based on bulk averages within a fracture bedrock groundwater system.
Local aquifers are hosted within the surficial alluvial sediments (where present), at the interface between the saprolitic profile and the underlying basement rocks, and within the deep fracture basement rocks. In general, the alluvial aquifers received most of the recharge from precipitation, with limited vertical migration through the lower clay-rich sediments, to the bedrock contact zone and deeper. Any impacts from TSF seepage would be limited to the alluvial aquifer, with only minimal probability of infiltration to deeper groundwaters.

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In SRK’s opinion, the completed hydrogeologic studies, collected data, and subsequent analysis is appropriate for the overall low hydraulic conductivity of the local hydrogeologic system.
7.4    Geotechnical Data, Testing and Analysis
A geotechnical study for the Central Lode LoM pit for the Greenbushes operations was conducted by PSM Consult (2020). The Central pit is currently in operation, and they have good experience with slope and bench performance. In SRK’s opinion, the geotechnical data collected has sufficient coverage around the pits to demonstrate knowledge of pit sector characterization and strength properties of the rock mass. SRK has not conducted any new field geotechnical work for this report. Rather we have reviewed and rely on the work conducted by PSM.
Data Collection
The characterization data comprised geotechnical borehole logging, televiewer interpretation, oriented core logging, geotechnical mapping, photogrammetry, piezometer and laboratory testing data from historical and recent site investigation programs. The data collected from the 2018/2019 investigation represents a substantial increase in the available geotechnical data for Greenbushes.
Geology and Structure
The Greenbushes Pegmatite Group is situated within the regional-scale Donnybrook-Bridgetown Shear Zone. On a mine-scale, the geology consists of amphibolites and granofels which host the pegmatite intrusions, and late mafic dolerite dikes and sills which intrude the entire sequence. A weathering profile extends to about 30 m below the surface (up to 60 m in places).
Major geologic structures are at or nearby major lithologic contacts and faults/shears that are typically steeply to moderately dipping to the west. Two primary fault zones will impact slope stability. The Northern Dolerite Sill Fault Corridor is exposed in the current Cornwall and C3 pits. The Pegmatite Shear Zone (PSZ) consists of soil to low strength rock material located behind the northern portion of the west wall. The orientation of the PSZ dips favorably into the wall, has a thickness of 20 to 50 m and the spatial extent appears to be limited by the lack of exposure in the Cornwall Pit and boreholes south of 12,000N.
Structural Domains
Eleven (11) structural domains were identified from televiewer and photogrammetry data. The west wall has steeply dipping structures with variability from north to south and within the Dolerite lithologies. The Pegmatite is separated into two domains with the main set steeply to moderately dipping to the west.
Discontinuity shear strengths were assessed from direct shear tests and using typical joint characteristics from logging. The shear strength ranged from 36° to 41° friction with assumed zero cohesion. The estimated strengths also considered lithology, defect shape and roughness characteristics.
Rock Mass Strength
The rock mass was separated into 14 units based on weathering, lithology and strength characteristics. Below the near-surface upper weathered zone the rock masses are high strength with UCS values from 50 to 190 MPa, with the exception of the PSZ which is very weak rock.

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Strengths were assessed using GSI values, except for the upper weathered zone where triaxial test results were used.
Hydrogeology
The impact of hydrogeology on slope stability has been limited due to insufficient data. Vibrating wire piezometers were installed during the recent field investigation. The water table is estimated to be between 30 to 60 m below surface at the base of the weathered zone. It is understood that perched aquifers form during winter from precipitation recharge; however, connectivity of the perched aquifer is uncertain.
Data Gaps
Uncertainties in the geotechnical model include the following:
•Variability in the upper weathered zone and location of the contact between the Granofels and Amphibolite behind the east wall
•The character and orientation of modeled faults, the extent of the PSZ and the length and waviness characteristics of structures
•Rock mass conditions within the PSZ and strength of Amphibolite units behind the east wall
•The pore pressure response to mining of the basement geology and the connectivity with the weathered zone

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8Sample Preparation, Analysis and Security
8.1    Sample Preparation Methods and Quality Control Measures
This section is largely quoted and modified from the 2018 Central Lode Resource Update (Talison, 2018), and discloses information about sample preparation for all drilling across the Greenbushes property, with additions supporting recent drilling used in support of resource modeling at Central Lode and Kapanga deposits.
Drill samples from RC drilling programs are collected and bagged at the rig as drilling progresses. The RC samples are collected in sequential, pre-numbered bags directly at a discharge chute on the sample splitter to which the sample bag is attached. The splitter is either fed via a closed sample collection circuit at the drillhole collar or is fed manually from a sample bagged at the cyclone.
Drill core samples are collected sequentially in pre-numbered sample bags after cutting with a diamond saw. The integrity and continuity of the core string is maintained by reassembling the core in the tray. If any apparent geological discontinuities are noted within or at the end of core runs these are resolved by the logging geologist.
All sample preparation and analytical work for the resource models is undertaken at the operation’s on-site laboratory, which is ISO 9001: 2008 certified and audited in accordance with this system, most recently in June 2016. The Greenbushes laboratory provides quick and secure turn-around of geological samples using well established quality control procedures. The laboratory also services processing plant samples and samples from shipping products.
Upon submission to the laboratory, samples are entered into the laboratory sample tracking system and issued with an analytical work order and report (AWOR) number. Separate procedures have been developed for RC and diamond drill samples.
Preparation, analysis and management of geological samples are covered comprehensively in laboratory procedures. The sample preparation is summarized as follows:
•All samples are dried for 12 hours at a nominal 110ºC.
•Samples are passed through a primary crusher to reduce them to minus 10 millimeters (mm).
•Secondary crushing in a Boyd crusher to -5 mm.
•A rotary splitter is used to separate an approximate 1 kg sub-sample.
•Final grinding in a ring mill to minus 100 µm or two minutes in a tungsten carbide media in a ring mill for a “low iron” preparation procedure.
Historically, two routes have been used for the preparation of geological samples. The first utilizes standard ferrous pulverizer bowls, while the second uses a low iron preparation method with a non-ferrous tungsten bowl. A low iron preparation has been used for all samples in recent drilling programs. All resource drilling sample pulp residues are retained in storage. Coarse sample rejects are normally discarded unless specifically required for further test work. Sample preparation is carried out by trained employees of the company in the Greenbushes site laboratory following set laboratory procedures.

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8.2    Sample Preparation, Assaying and Analytical Procedures
Excerpted from the 2018 Central Lode Resource Update (Talison, 2018), this section covers information about assay preparation for drilling across the Greenbushes property. SRK has supplemented additional information in support of the 2020 resource models at Central Lode and Kapanga deposits.
Given the more recent drilling which has evaluated the Kapanga deposit, all Kapanga drill samples were prepared using the tungsten carbide ring mill at the Greenbushes laboratory, which was introduced in 2011 to reduce the likelihood of Fe contamination from the preparation equipment.
Due to the long history of operations on the Greenbushes property, the meta-data regarding assaying is somewhat incomplete; however, the recording of analytical data has been at the current standard since at least 2006. All assaying of drill samples has been by XRF and Atomic Absorption Spectroscopy (AAS). The majority of samples have been analyzed for 36 elements at the Greenbushes laboratory. Sodium peroxide dissolution and AAS is used for Li2O determination. The other elements/oxides are analyzed by XRF following fusion with lithium metaborate. The analysis of geological samples for Li2O by AAS and other elements/oxides by XRF is documented in laboratory procedures.
Over time, the detection limits of some elements assayed at the Greenbushes laboratory have improved, as outlined in Table 8-1, with implications for the accuracy of some of the older assays in the database. This appears only to be significant for the low concentration elements and has no material effect on the resource model estimates. Current detection limits remain as listed for PW2400 (low level) June 2001. Detection limits are stored in the acQuire geological database.

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Table 8-1: Greenbushes Laboratory Detection Limit History

Element	Detection Limit (%)
	PW1400 - 1983	PW2400 – Nov 1995	PW2400 (Low Level) – June 2001
Ta2O5	0.005	0.005	0.001
SnO2	0.005	0.005	0.002
Li2O	0.010	0.010	0.010
Na2O	0.005	0.005	0.005
K2O	0.005	0.005	0.005
Sb2O3	0.005	0.005	0.002
TiO2	0.005	0.005	0.005
As2O3	0.005	0.005	0.005
Nb2O5	0.005	0.005	0.002[1]
Fe2O3	0.005	0.005	0.005
U3O8	0.005	0.005	0.002
1The detection limits for June 2001 are current apart from Nb2O3, which reduced from 0.005% to 0.002% in 2010
Source: BDA, 2012

In 2002, a proportion of underground drill core samples from the Cornwall Pit were sent to the Ultra Trace Pty Limited Laboratory in Perth, WA, for analysis. XRF was used to analyze for Ta, Sn and other components, and ICP for Li2O analysis.
Dry in situ bulk density (DIBD) tests were performed on a total of 2,074 samples collected from diamond core holes from the Central Lode deposit. The tests were performed using water immersion techniques and performed onsite. The samples were grouped according to the major lithology type. A statistical summary of the Central Lode DIBD data is presented in Table 8-2. No DIBD samples were collected or tested for the Kapanga deposit though mean data was used for modeling purposes due to the same major rock types in both deposits.
Table 8-2: Central Lode and Kapanga Dry In Situ Bulk Density

Lithology	Samples	Dry In situ Bulk Density (t/m3)
		Average	Std Dev	Minimum	Maximum
Amphibolite	254	3.03	0.13	2.38	3.98
Dolerite	198	2.98	0.15	2.53	3.71
Granofels	91	2.93	0.17	2.60	3.17
Pegmatite	1,528	2.76	0.14	1.59	3.79
Alluvial	0	-	-	-	-
Fill	0	-	-	-	-
Source: SRK, 2022

8.3    Quality Assurance and Quality Control Procedures
The majority of this summary comes from previous public reporting (BDA, 2012) and internal Talison reporting on mineral resource updates as of 2018. The processes and procedures are the same at the effective date of this report.
Quality assurance and quality control (QA/QC) systems at Greenbushes have developed over time and therefore vary for the dataset used for the 2020 Mineral Resource models at Central Lode and Kapanga deposits. Duplicate field samples are collected and analyzed for RC drillholes but not diamond core samples. Current RC drilling practice is to submit a field duplicate sample for every 20

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samples submitted. These duplicates are collected in the same way as the routinely assayed samples. Results are recorded in the acQuire database software and QA/QC reports generated for each drill program.
The quality of the recent drill program was accepted for Li2O resource estimation. QA/QC relating to all previous drilling has been completed and data accepted with each successive drill program and resource update.
8.4    Assay QA/QC
QA/QC systems have relied upon the Greenbushes laboratory’s internal quality systems, which include replicate (pulp repeat) laboratory analyses and analysis of known standards by X-ray fusion (XRF), both included in each batch of drill samples. Greenbushes also has participated in round-robin reviews of analyses with other independent laboratories as checks on their internal processes. Li2O in geological drill samples is not analyzed in replicated samples to calibrate the machine; instead, the atomic absorption (AA) machine is recalibrated before every batch of samples.
Known solution standards and blanks are embedded in each batch and the accuracy of the calibration is monitored regularly during the analysis of each batch. The results are also captured in the database. The precision of the AA analysis technique is statistically monitored using plant processing and shipping data. In SRK’s opinion, the resulting precision at mining grades is of high quality and confirms the quality of the AA method employed.
In SRK’s opinion, RC drill sampling results do not indicate any significant bias between the original and check sample populations as evaluated statistically using Q-Q plots. Scatter plots of original and field duplicates for Li2O from recent RC holes show less variability than the same plot over all the RC resource holes suggesting a reduction in sample error. A scatter plot for Li2O replicates from RC samples shows acceptable repeatability of results (Figure 8-4). Plots for half absolute relative difference (HARD) show less sampling error in recent RC data compared to the overall RC data (Figure 8-5).
8.5    QA/QC - Recent Drilling
The post-2016 RC drilling samples were submitted to the site laboratory with the geology department submitting custom certified reference material (CRM) standards SORE1 and SORE2. The CRMs were prepared by ORE Research and Exploration Pty Ltd (ORE) in early 2014 from run of mine material having grades and matrix representative of the deposit. The custom geological standards SORE1 and SORE2 performed within two standard deviations (2SD) for Li2O analysis in all 403 laboratory batches since January 2017. Talison has continuously evaluated and monitored the QA/QC and noted this performance for all relevant sampling, so the analytical accuracy for the database is considered acceptable for Indicated and Inferred resource reporting (Figure 8-1 and Figure 8-2) in SRK’s opinion.

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Source: Talison, 2020
Figure 8-1: Results for CRM SORE1

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Source: Talison, 2020
Figure 8-2: Results for CRM SORE2

Approximately 5% of pegmatite samples submitted to the site laboratory are duplicated in the field. The results are first reviewed using a scatter plot (Figure 8-3) during the drilling program and duplicates with greater than 20% variation investigated. As the reliable determination level of the laboratory is 0.05% Li2O, duplicates with Li2O assays less than 0.2% Li2O are ignored for monitoring. A primary sample of 0.2% Li2O with a duplicate of 0.25% Li2O would present as an error with half absolute relative difference (HARD) of 11%.
A common historical error is a similar mis-ordering of samples through the laboratory process. In recent years, barcode labelling and QR readers have greatly reduced the opportunity for sample mis-ordering in the laboratory. There are still a couple of processes such as when samples are dissolved in solution in reusable glassware that rely on good procedure and keeping things ordered. This will also offset sample location by 1 m on drillholes, on a review of the returned results a preceding or following sample will show as essentially identical to the duplicate rather than the result reported. Note that the entire 36 element suite is correlated for a sample not just the Li2O value.
Samples are collected for every meter drilled so field duplicates not resolved by the previous two methods are typically addressed by re-splitting the bagged sample and submitting the second

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sample (a duplicate) for several samples around the failure. Good correlation of the additional duplicates to their samples confirms the original sample allocation on the hole is correct. Where poor correlation remains and there is no confidence in the alignment of results to the hole then the whole assay job may be re-split to get acceptable results which was the case for an assay job on RC484 which was clearly mixed up in the laboratory.
There are some failed duplicates that remain unresolved which are interpreted to be due to the natural variation within a coarse-grained variable mineralogy at the sample location. These have strong correlation between many elements in the assay suite but differ on several others. These will often occur in a mixed mafic and pegmatite mineralogy where a sample interval crosses a lithology boundary.
Some remaining failed duplicates are interpreted to be due to poor drilling conditions that affect a sample such as water coinciding with a duplicate position or hydraulic failure of splitter mechanisms, while others may be due to poor field practice. The simple (although time consuming) resolution of many failed duplicates to show the underlying data, in SRK’s opinion, was representative and gives enough confidence in the dataset to use for MRE of Li2O. A Q-Q plot (Figure 8-4) of field duplicates during recent drilling does not show bias between the primary and duplicate sample populations. The splitter hygiene and operation during the program is therefore interpreted as acceptable.

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Source: Talison, 2020
Figure 8-3: Scatterplot of Recent Field Duplicates >0.2% Li2O

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Source: Talison, 2020
Figure 8-4: QQ Plot of Field Duplicates Post-January 2016

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Source: Talison, 2020
Figure 8-5: HARD Plot of Field Duplicates Post January 2016

A HARD plot displays 85% of the data with Li2O >=0.2% has a value of less than 10% which is considered by the QP as acceptable for the current level of disclosure (Figure 8-5).
8.6    Twinned Drillholes
Talison reports that twinned hole programs are not routinely conducted with the express purpose of comparing RC and DDH data. However, Talison notes sufficient overlap has occurred with holes from various drilling campaigns to enable a regional comparison to be made and reports the results to be comparable.
The Kapanga database contain eight sets of DDH and RC holes that had been collared within a few meters of each other. Of these, assay data were available for five of the paired sets of holes. For most paired holes, the collars are within a few meters though at depth, some of the hole pairs were up to 15 m apart and therefore not true twinned holes. It is SRK’s opinion that general continuity between these nearby holes is useful for high level comparisons.

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In general, the hole pairs displayed consistent grade characteristic with regards to the position and thickness of the pegmatites and the high-grade lithium intercepts. However, some apparent grade biases are evident, with the RC Li2O grades generally reporting higher than the nearby DDH grades. SiO2 appears to be biased low in the RC samples with hypothesized preferential loss of the lighter minerals from the cyclone or collar pipe. Q-Q plots comparing the DDH and RC grade distributions for pegmatite composites inside and outside of the Kapanga lithium domain are shown in Figure 8-6 and Figure 8-7 respectively. The RC sample Fe2O3 grades are biased high compared to the DDH sample grades.
Source: SRK, 2020
Figure 8-6: DDH v RC Composites QQ PLOTS for Kapanga Pegmatite Lithium Domain

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Source: SRK, 2020
Figure 8-7: DDH v. RC Composites QQ Plots for Kapanga Pegmatite Low Grade

8.7    Opinion on Adequacy
SRK has reviewed the sample preparation, analytical, and QA/QC practices employed by Talison for the Central Lode and Kapanga deposits, and notes the following:
•In SRK’s opinion, the current and historical analytical procedures are or were consistent with conventional industry practices at the time that they were conducted. The majority of the resource is supported by modern drilling and QA/QC, and analyses as described above.

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•SRK has performed detailed verification of historical QA/QC as part of the 2020 Central Lode resource model and found results satisfactory.
•SRK has not performed a verification on QA/QC associated with the Kapanga deposit. This work was performed by Talison.
•In SRK’s opinion, recent QA/QC practices are satisfactory in design and monitoring and demonstrates that the analytical process is sufficiently accurate for supporting mineral resource estimation.
•SRK has considered the historical nature of the drilling, and the limited QA/QC associated with it, in the mineral resource classification.

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9Data Verification
The Central Lode drilling database was verified by SRK as part of the 2020 resource model. Failures were investigated to ensure the error was not due to logic failures in the scripting. SRK was provided a total of 6,918 usable assay certificates the earliest of which date from 2006. More certificates in multiple formats were provided (pdf, excel, csv, paper) which cover the period prior to 2006 of which many are not material to the Central Lode area.
Through personal communications with Talison staff, the Kapanga drilling data was reviewed and verified prior to Talison completing the 2020 Kapanga resource model. SRK has not performed a verification exercise on Kapanga drilling data.
Additionally, SRK personnel have visited the Greenbushes property, inspected various aspects of data and the site laboratory, and interviewed Talison staff central to data acquisition and management.
9.1    Data Verification Procedures
The following details data verification procedures applied by SRK as part of the 2020 Central Lode resource model construction. No documentation was available regarding data verification on the Kapanga drilling data supporting the 2020 Kapanga resource model.
Verification was completed by compiling analytical information provided in the supplied certificates and cross referencing with the analytical file for the project. Analytical certificates in both Comma Separated Value (CSV) and Excel (XLS) file format were used in verification. Certificates were supplied in other formats including pdf and paper; however, verification was not attempted on those.
Verification on the on the XLS and CSV data was done using the Python scripting language to merge and compare the certificate data against the analytical file (Table 9-1). Tests were done on the string values of Li2O geochemistry from the certificates, matched by sample ID. Assumptions for these tests in comparing the data sets are as follows:
•In cases where the merged file’s value was below the detection limit, half the lower limit of detection was applied (e.g., <0.01 became 0.005 for comparison purposes)
Merged results from the comparison were imported back to Excel for comparison and analysis. Matched tests were assigned a numeric code of 1, and failures a 0. Through this analysis, SRK compared 45,408 records from the database against the original analytical data and noted a match rate of over 98.5%. Errors were likely related to the challenges in matching samples between data sets (see Section 9.2).
Values were identified for Li2O comparison from 51.9% of the data used in the mineral resource estimation. The complete analytical file includes 87,412 samples. From the analytical certificates provided, SRK was able to identify 45,408 unique samples.

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Table 9-1: 2020 Central Lode Data Verification Summary

Number of samples in the assay file for comparison	87,412
Number of samples identified in the lab certificates for comparison	45,408
Total percentage of samples compared from the assay file	51.9%
Number of tests compared per sample	1 (Li2O)
Maximum number of possible matches between identified lab certificate sample and assay file samples when comparing	45,408
Actual number of matches between lab certs and assay database when comparing sample tests	44,761
Percentage of matched tests	98.5%
Source: SRK, 2020

Assay Sheet Data Quality Analytic Procedure
The sample IDs in the assay sheets contained a widely varying set of characters with little consistency. “Fuzzy” matching was attempted to correlate nomenclature across laboratories and generations of data, but mismatches in the naming is likely the source of the majority of the failed comparisons.
Example: Sample ID from certificate: UGX10362.
SRK tested the assay database for:
•UGX10362
•*GX10362
•*X10362
•*10362
If no matches are found, then there is no comparison for this sample.
Duplicate sample IDs in the assay sheets were eliminated from analysis unless all values from duplicate samples were identical.
Within the analytical certificates provided, and due to variability in the naming, formatting, and characters of the sample IDs described in the lab assay sheets, only 45,408 unique sample IDs of the 87,412 sample IDs from the digital drilling database (51.9% of the total) were able to be corresponded to sample IDs in the assay sheets across both verification phases.
Data Comparison
SRK compared Li2O grades only for the matched assays from assay sheets and the digital database.
Of these 45,408 values in the 2020 Central Lode assay database, there were 647 mismatches between the values recorded in the assay database and the lab assay sheet resulting in an error rate of approximately 1% (1.42%) and a match rate more than 98% (98.58%) in the assay database.
Li2O values for all corresponding sample IDs were compared and any value which did not match was failed. Only those values which matched were identified as a pass.
Errors were provided to Talison, and failures are primarily attributed to shifts in sample nomenclature which could not be dealt with through the scripted data comparison, or mis-identified duplicates as noted in previous sections.

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External Review
According to BDB (2022), Talison commissioned RSC Consulting Services (RSC) to undertake a fatal-flaw level audit of the 2021 JORC Mineral Resources and Ore Reserves focused on the 2020 Central Lode and 2020 Kapanga resource models including a site visit. RSC findings concluded no fatal flaw and technical work supporting the resource models were undertaken to a high technical standard. Three findings were identified as areas of low to moderate risk that represent opportunities for improvement:
1)Potential for RC lithium grade bias noted at Kapanga.
2)Potential sensitivity of the resource model to use a 0.7% Li2O threshold for mineralization which coincides with the applied Mineral Resource cut-off grade (CoG).
3)Geometrical consistency between composite size and block size in the resource models.
9.2    Limitations
Certificates for lab samples were given to SRK in two batches with the second batch especially difficult to identify in relation to the assay file. Many of the sample IDs in the certificates appeared to have a changing nomenclature scheme that was not reflected in the assay file. As a result, matching many of the assay samples with appropriate sample from lab certificates was challenging.
Although higher percentages for validation could be completed, the time associated with the process is prohibitive for the purposes of public reporting.
9.3    Opinion on Data Adequacy
In SRK’s opinion, sampling, analyses, and management of the digital database provided by Talison is of sufficient quality to support mineral resource estimation and disclosure. Low incidents of quality control failure were noted in the comparisons made to original source data, and explanations for failures are reasonable and common amongst mining projects with extensive histories and various generations of logging styles and analytical laboratories.
SRK notes good practices in data acquisition, analyses, management, and modeling by Talison staff. Additionally, SRK’s opinion is that Talison technical staff are competent, experienced, and aligned with good industry practices in support of high confidence data supporting mineral resources.
SRK recommends a data verification and review of both Central Lode and Kapanga drilling data including QA/QC upon future model updates.

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10Mineral Processing and Metallurgical Testing
Greenbushes operates their Chemical Grade Plant-1 (CGP1) to recover spodumene from ore containing about 2.5% Li2O into lithium concentrates containing about 6% Li2O. The CGP1 process flowsheet utilizes unit operations that are standard to the industry including: ball mill grinding, HMS, WHIMS, coarse mineral flotation and conventional fine mineral flotation. In addition, Greenbushes completed the construction of their Chemical Grade Plant-2 (CGP2) during 2019.
As part of the process design for CGP2, Greenbushes conducted an evaluation of the use of HPGR as an alternative to the ball mill grinding circuit currently used in CGP1. The HPGR was determined by Greenbushes to generate fewer non-recoverable fines (less than 45 µm) and offer the potential of improving overall lithium recovery. The results of this evaluation are documented in the report, “Chemical Grade Plant Number 2, High Pressure Grinding Roll (HPGR) Study”, April 2017. The results of this study indicated the following benefits associated with the use of a HPGR instead of ball mill grinding in CGP2:
•Reduction in over-grinding of spodumene enables a reduction in lithium losses with the slimes
•Better liberation of spodumene in coarse size fractions for improved HMS performance
•Better liberation of spodumene in the fine fractions
•Selectively grinding softer minerals than spodumene to a fine size. Iron minerals are therefore concentrated in the fine fractions where they are easier to remove in WHIMS
•HPGR is easier to adjust on-line to suit variations in ore hardness compared to a ball mill circuit.
10.1    Metallurgical Testwork and Analysis
Greenbushes evaluated ball mill grinding versus HPGR comminution by comparing samples from the CGP1 banana screen undersize with samples from closed circuit HPGR testwork. For this analysis closed circuit HPGR crushing of -38 mm feed with a 3.35 mm closing screen was compared with crushing to 12 mm followed by closed circuit ball-mill grinding. This comparison gave an indication of the wt% and Li2O grade reporting to heavy media separation, coarse flotation, fine flotation and the potential slime losses. In order to estimate the effect that shifting the lithium distribution has on estimated plant yield and recovery, heavy liquid separation (HLS) tests were conducted on selected samples at specific gravities ranging from 2.70 to 3.32 gram per cubic centimeter (g/cc). For this evaluation, lithium reporting to HLS sink products at specific gravities greater than 2.96 g/cc were considered 100% liberated. HLS tests were conducted on plant feed prepared by ball mill grinding (CGP1), conventional crushing, low pressure HPGR comminution and high pressure HPGR comminution. The results show improved liberation with the HPGR when compared to ball mill grinding or conventional crushing. Greenbushes used a combination of size distributions, Li2O analysis of size fractions and liberation data to estimate the yield and lithium recovery that could result by using an HPGR instead of conventional ball mill grinding in the comminution circuit.

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10.2    SRK Opinion
Greenbushes Chemical Grade Plant -1 (CGP1) is a mature operation and was used as basis for design of Greenbushes new Chemical Grade Plant-2 (CGP2), which would process ore from the same orebody using essentially the same flowsheet as CGP1. As a result, the design for CGP2 was based largely on the operating experience of Greenbushes with CGP1 and incorporation of process improvements identified by Greenbushes during operation of CGP1 rather than on new fundamental metallurgical testing. SRK is of the opinion that this is an adequate basis for CGP2 design given that the CGP2 process flowsheet is based on the CGP1 flowsheet and that CGP2 would process ore from the same orebody as CGP1 even though CGP2 was designed to process ore at an average grade of 1.7% Li2O versus 2.5% Li2O for CGP1. SRK notes that Greenbushes did conduct metallurgical testwork to support a change to the comminution circuit that incorporates high pressure grinding rolls (HPGR) in CGP2, instead of the ball mill grinding circuit used in CGP1. As discussed in Section 14, during actual operation of CGP2, it has been found that the HPGR circuit actually generates more lithium fines than had been predicted from the metallurgical test program, which may, in part, contribute to the lower lithium recoveries reported to-date from CGP2.

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11Mineral Resource Estimates
11.1    Geological Model
Digital 3D geological models were constructed for the Central Lode and Kapanga deposits to approximate the geological features relevant to mineral resources. SRK developed the geological model for the Central Lode, in collaboration with Talison geologists and Albemarle personnel, to leverage the site-based expertise and improve the overall model consistency. The geological model for Kapanga was constructed by Talison staff in September 2020 with a July 2021 update by SRK Consulting (Australia) Pty Ltd which merged the two deposit geological models into a single property-wide model. As these models were constructed as independent deposit-scale models, SRK views the property-wide model as an interim geological model satisfactory in supporting mineral resources but recommends future updating of a consistent property-scale geological model. All geological information supporting the development of the models were collected by Talison geologists and contractors with data reviews and interpretations performed as a collaborative effort between SRK and Talison staff.
The combined site 3D geological model was developed using a combination of Leapfrog Geo and Surpac softwares. In general, model development is primarily based on lithology logging from drilling but incorporates a range of other geological information including:
•Alteration and mineralogical logging
•Geological mapping (historical and modern)
•Interpreted cross sections (historical and modern)
•Surface/downhole structural observations
•Historical drill logging (historical samples are not utilized in resource estimation)
•Interpreted geological contacts (surface and sub-surface 3D)
11.1.1    2020 Central Lode Geological Model
The 3D digital geological model utilized for calculating Mineral Resource was prepared by SRK using Leapfrog Geo software. The model was prepared using an extensive dataset that included geological logging data and geochemical data acquired from both resource definition and grade control drillhole samples, as well as pit mapping data. The model included the main lithological units, structural features, alteration zones and grade domains.
The geological model developed was designed to address the complex nature of the deposit geology. This includes an oxidation model for characterizing oxidized, transition, and fresh material, a lithology model for characterizing geological rock types present, a depletion model to address previously mined out material, and a number of numerical models to identify and segregate domains by geochemical indicators, specifically lithium.
Central Lode Lithological Model
The lithological model was prepared by interpreting the lithological logging and mapping data into the following grouped major lithological units for modeling purposes:
•Pegmatite (P, PC)
•Amphibolite (A)

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•Dolerite (D)
•Granofels (G)
•Alluvial (ALLUV)
Granofels was set as the host or country rock with pegmatite and amphibolite modeled as intrusives within the broader granofels body. Dolerite dikes were modeled as both intrusives and veins, with alluvials modeled as an erosional unit of near surface unconsolidated or lateritic material. Backfill material (Fill) was also modeled though information was limited. A significant amount of control was added in the form of structural elements and controlling data interpreted from the drilling and mapping data. In general, the lithological contacts were snapped to the drill samples or mapped contact lines. Snapping was not used in localized areas of high data density where minor spatial inconsistencies were observed between data types. A minimum modeling thickness of 2.5 m was used for the pegmatite modeling, with any intersections less than 2.5 m ignored.
Based on field observations, amphibolite is likely under-represented in the model. SRK retained this lithological coding in the updated Central Lode model. However, prior to merging Central Lode into the combined property scale model, all granofels were recoded to amphibolite and then applied a revised and limited granofels interpretation provided by Talison personnel. This resulted in improved consistency where the Central and Kapanga models joined in the combined model. Given that the Mineral Resource is limited to pegmatite material, this change has no effect on estimated resource quantities or quality.
Of note is the integration of extensive pit mapping from individual mapping sheets, compiled into a mosaic image and draped on relevant periodic topographic surfaces to when the mapping was conducted. As shown in Figure 11-1, these sheets denoting benches or specific production areas were georeferenced and draped over topography to enable digitization of contacts for rock types at fine detail. This provides excellent geological context in addition to the dense drilling and enables the model to rely on observations made in the pit which may or may not have been as well defined by the drilling.

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Source: SRK, 2020
Figure 11-1: Example of In-Pit Geological Mapping Integration for 3D Modeling

No major brittle structures were modeled as a part of this work, as structural data defining brittle faults in the pit is minimal. Talison geologists have noted that offsetting or brittle structural features are not critical to the current geological understanding, so they are not modeled given the limited data available. Structural data was incorporated as strike and dip measurements from the pit areas, as well as overall 3D interpretations on trends for pegmatites and dolerites separately. These were developed along section and in 3D views based on the mapping and drilling intervals.
The geological model is shown in plan view and cross section in Figure 11-2 and Figure 11-3.
In SRK’s opinion, the level of data and information collected during both the historical and modern exploration efforts is sufficient to support the geological model and mineral resources.
To examine the relative accuracy of the modeling process against the reality of the logging, SRK examined the overall percentages of logged rock types contained within the modeled pegmatites, and vice versa (Table 11-1). SRK notes that the pegmatite model features an internal dilution of 3.15%, with the majority of dilutive material being associated with internal dolerite dikes for the pegmatite. SRK notes that, given the local internal complexity of the pegmatites and the waste rocks, that this type of internal dilution for a geological model is considered reasonable.

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Table 11-1: 2020 Central Lode Model vs. Drilling Comparison

Model Values Matching Drilling Pegmatite
Model Lithology	Model Length (m)	Percent Length
Pegmatite	109,891	96.85%
Dolerites	2,578	2.27%
Surface (Alluvial)	570	0.50%
Granofels	304	0.27%
Amphibolites	121	0.11%
Model Values Matching Drilling Amphibolites
Model Lithology	Model Length (m)	Percent Length
Amphibolites	39,930	98.17%
Pegmatite	219	0.54%
Granofels	204	0.50%
Dolerites	180	0.44%
Surface (Alluvial)	141	0.35%
Model Values Matching Drilling Dolerites
Model Lithology	Model Length (m)	Percent Length
Dolerites	14,793	94.25%
Pegmatite	571	3.64%
Surface (Alluvial)	124	0.79%
Granofels	124	0.79%
Amphibolites	85	0.54%
Model Values Matching Drilling Granofels
Model Lithology	Model Length (m)	Percent Length
Granofels	17,226	95.74%
Dolerites	361	2.01%
Pegmatite	274	1.52%
Surface (Alluvial)	99	0.55%
Amphibolites	32	0.18%
Source: SRK, 2020

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Source: SRK, 2023
Granofels and surface/alluvial material removed.
Figure 11-2: Plan View of 3D Lithology Model

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Source: SRK, 2020
Looking North and section width +/- 50 m
Figure 11-3: Cross-Section View of Geological Model

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Central Lode Oxidation Model
The oxidation model (Figure 11-4) was developed by grouping coding within the geologic logging into three categories. The original data provided by Greenbushes has five subjective categories on the degree of relative oxidation: extreme (e), high (h), moderate (m), weak (w), and fresh (f). The general grouping used by SRK, grouped extremely and highly oxidized material as “Oxide” (e and h) and non-oxidized or “Fresh” rock (m, w, f). SRK considered the moderately oxidized or transition material, where logged, as a part of the overall fresh rock zone. A small quantity of codes was subjectively changed to produce a more geologically acceptable model. Though the original assignment of oxidation values was subjective and varied from logger to logger, the broad categories used were suggested by Greenbushes personnel and are considered acceptable in SRK’s opinion.
Source: SRK, 2020
Section looking southwest
Logged transition intervals are incorporated into fresh rock for the purposes of simplifying the model.
Figure 11-4: Cross Section View of Oxidation Model

Central Lode Mineralization Model
Historically, the pegmatite geological model has been separated into spodumene-dominant pegmatite and pegmatites which may feature less spodumene or be more tin-tantalum rich. Talison has found in previous years that a 0.7% Li2O cut-off for analyses tends to define this spodumene-rich pegmatite domain well. SRK conducted some initial exploratory data analysis on the Li2O assays within the pegmatite geological model, and notes that there is a distinct bimodal population in a histogram of the Li2O as shown in Figure 11-5. Visualizing these intervals on section and 3D above and below the 0.7% Li2O CoG (Figure 11-6) show that these >=0.7% assays do define a relatively contiguous and spatially discrete area of the pegmatite that corresponds to interpretation of higher spodumene pegmatite.
SRK elected to model the spodumene-rich portions of the pegmatite using an indicator interpolation approach, bound by the pegmatite itself but considering the overall internal structural trends as defined by the pegmatites. The indicator modeling process was conducted also using Leapfrog Geo,

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compositing the samples to a 3 m nominal length, with a probability factor for the indicator of 50%. SRK reviewed this probability factor (as well as a suite of threshold grades) in the context of geological continuity defined by the continuous Li2O variable, relative dilution of intervals below the threshold, and exclusion of those intervals above the threshold, and comparison to the geological volumes as shown in Table 11-2. Tables like this were produced for every scenario and reviewed along with the wireframe itself with Talison geological staff for reasonability with interpretation. The resulting shape comprises about 36% of the overall pegmatite body, generally in the upper portions (although it does plunge in the northern areas under C3). Lithium does occur external to this shape, but as noted in the statistics for the model, approximately 4% of samples above the threshold is excluded. Internal to the indicator model, approximately 4% of total samples are included which are below the threshold.
SRK utilized the >0.7% Li2O indicator volume internal to the pegmatite as the higher-grade domain for estimation, and remaining pegmatite as the lower grade domain for estimation (Figure 11-7).

Histogram of log(Value)
Frequency (percent)
0
2
4
6
8
10
12
14
0.01
0.1
1
Value

Source: SRK, 2020
Figure 11-5: Li2O Histogram of Raw Assays Internal to Pegmatite

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Source: SRK, 2020
Figure 11-6: Pegmatite Distribution of Composited Li2O Assays Around 0.7% Li2O

Source: SRK, 2020
>0.7% Li2O = Red, <0.7% Li2O = Yellow
Figure 11-7: Perspective View of 0.7% Li2O Spodumene Pegmatite

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Table 11-2: Statistics for Li2O Indicator Model

Indicator Statistics	Li2O - Pegmatite
Total Number of Composites	46,960
Cut-Off Value	0.7
	≥ cut-off	< cut-off
Number of points	32,177	14,783
Percentage	0.69	0.31
Mean value	2.73	0.28
Minimum value	0.70	0.01
Maximum value	6.56	0.70
Standard deviation	1.23	0.17
Coefficient of variance	0.45	0.61
Variance	1.50	0.03
Output Volume Statistics
Resolution	6.00
Iso-value	0.50
	Inside	Outside
≥ Cut-Off
Number of samples	30,812.00	1,365.00
Percentage	66%	0.3%
< Cut-Off
Number of samples	1,317.00	13,466.00
Percentage	0.3%	29%
All points	Li2O
Mean value	2.70	0.36
Minimum value	0.04	0.01
Maximum value	6.56	4.99
Standard deviation	1.27	0.41
Coefficient of variance	0.47	1.12
Variance	1.62	0.16
Volume	83,768,607	-
Number of parts	1	418
Dilution	4.1%
Exclusion	4.2%
Pegmatite Volume % Diff	230,100,000	36%
Source: SRK, 2020

1.1.12020 Kapanga Geological Model
The 3D digital geological model for Kapanga was prepared by Talison in September 2020, using Leapfrog Geo software. Since completion of this model, Talison had revised the geological model from six additional drillholes. Talison requested that SRK refine and update the geological model for use in estimation and could be merged with the Central Lode model into a single Surpac model file. The geological model was constrained by topography. Due to no active mining at this deposit, the topography is assumed to be original and unmodified by development activities.
Kapanga Lithological Model
The lithological model (Figure 11-8) was prepared by assigning and recoding the lithological logging into the following major lithological units, similar to the Central Lode:
•Pegmatite (P, PC)
•Amphibolite (A)
•Dolerite (D)

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•Granofels (G).
Amphibolite was set as the host or country rock lithology with pegmatite and granofels modeled as intrusives within the broader amphibolite body. A single dolerite dike comprises a single cross-cutting dike, was modeled as a vein. Control was added in the form of structural elements and controlling contacts interpreted from the drilling. In general, the lithological contacts were snapped to the drill samples or mapped contact lines. A minimum modeling thickness of 2.5 m was used for the pegmatite modeling, with any intersections less than 2.5 m ignored.
Source: SRK, 2022
Figure 11-8 : Oblique View of the Kapanga Lithological Model and Drilling

Kapanga Oxidation Model
The degree of weathering has a significant impact on lithium deposits because of the high mobility of both lithium and iron, and limited mobility of tantalum and tin. Weathering logging codes from drilling were interpreted and modeled into the following three general categories:
•Oxide (extremely and highly weathered)
•Transition (moderately weathered)

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•Fresh (weakly weathered and fresh)
The 3D interpretations of these three weathering codes were used to model the approximate degree of weathering in Leapfrog Geo as an erosional model used to define the oxide and transition zone materials at Kapanga (Figure 11-9).
Source: SRK, 2022
Figure 11-9: Kapanga Oxidation Model with Drilling and Pegmatite

Kapanga Mineralization Model
The pegmatite is observed to have zones that contain elevated concentrations of lithium, tantalum, or tin. Talison used a 0.7% Li2O threshold to delineate spodumene-rich zones within the pegmatite, with the zones above this threshold defined as an intrusion model. Similar domains were defined for Ta2O5 and SnO2 using threshold grades of 200 ppm and 400 ppm respectively (Figure 11-10). SRK conducted independent assessments of the pegmatite assay data and concluded that these thresholds were appropriate.

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The lithology, oxidation, and mineralization models were used to assign codes to the drillhole samples and model cells. These codes were combined to define a set of domain codes that were used for estimation control. A summary of the coding is presented in Table 11-3.
Source: SRK, 2022
Figure 11-10: Kapanga Mineralization Model

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Table 11-3: Kapanga Mineralization Domain Definitions and Coding

Type	Code_N	Code_A	Description
LCODE	1	AIR	Air
	10	AMPH	Amphibolite (host lithology)
	20	GRAN	Granofels
	30	PEG	Pegmatite
	40	DYKE	Dolerite
	50	FILL	Fill
WCODE	1	BOCO	Oxide
	5	TRAN	Transition
	9	FRESH	Fresh (host weathering)
li_dom	1,0		Inside, outside lithium domain
sn_dom	1,0		Inside, outside tin domain
ta_dom	1,0		Inside, outside tantalum domain
EDOM_LI	Variable		Lithium estimation domains
#VALUE!
EDOM_SN	Variable		Tin estimation domains
#VALUE!
EDOM_TA	Variable		Tantalum estimation domains
#VALUE!
Source: SRK (AU), 2021

11.2    Exploratory Data Analysis
SRK conducted detailed exploratory data analysis (EDA) on a wide range of elements within each domain for both the Central Lode and Kapanga models. Of note were elements of potential economic interest, including Li2O, Fe2O3, SnO2 and Ta2O5. Additional elements for the purposes of density assignment or materials type characterization include MnO, Na2O, P2O5 and SiO2. Data was split on the basis of the resource development exploration drilling (RDEX) and the grade control (GC) drilling for this analysis, primarily due to the spatial distributions of each dataset (Figure 11-11). Raw sample statistics for the elements of interest, as well as specific gravity (SG) within the pegmatite are summarized in Table 11-4.
SRK had the following observations of the analyses within the pegmatite domains between the two data types:
•The GC drilling is consistently higher in average Li2O content, due to the nature of it being almost entirely in the active mining areas. Other elements are generally similar.
•Elements are relatively consistently accounted for across the drilling types, with Mn and SiO2 being the least-assayed-for amongst the elements of interest.
•The GC dataset, due to being isolated and clustered in the production areas, does show significant differences in internal variance of Li2O (measured by the CV) and other elements.
•Other elements such as Sn or Ta are generally of low quantities in the pegmatite, and do not occur in high enough concentrations to warrant consideration in the mineral resource.
•Fe2O3 is also relatively low but is affected significantly by the contributions of limited waste samples from dolerite or amphibolite. Greenbushes geologists generally do not consider estimated Fe2O3 grades in the resource as definitive characteristics for materials typing or reporting, and instead rely on a calculated Fe variable from other elements.

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Table 11-4: Descriptive Statistics for Raw Sample Data – RDEX vs. GC within the Central Lode Pegmatite

Name		Count	Length	Mean	Standard Deviation	Coefficient of Variation	Variance	Minimum	Lower Quartile	Median	Upper Quartile	Maximum
RDEx		66825	78,219
	Fe2O3_pct	63818	73,639	1.29	1.90	1.47	3.62	0.01	0.51	0.79	1.28	60.71
	Li2O_pct	62591	72,117	1.46	1.40	0.96	1.96	0.00	0.26	0.95	2.40	7.14
	MnO_pct	54604	58,217	0.10	0.14	1.43	0.02	0.00	0.04	0.06	0.10	3.81
	Na2O_pct	63880	73,713	3.28	2.25	0.69	5.08	0.00	1.51	2.78	4.64	20.78
	P2O5_pct	62066	71,185	0.38	0.56	1.46	0.31	0.00	0.15	0.24	0.37	10.56
	SG_d	1528	1,387	2.76	0.14	0.05	0.02	1.59	2.66	2.75	2.87	3.79
	SiO2_pct	54604	58,217	72.22	5.68	0.08	32.25	18.51	69.86	72.96	75.35	97.39
	SnO2_pct	64809	74,879	0.05	0.07	1.52	0.00	0.00	0.01	0.03	0.05	3.53
	Ta2O5_pct	66318	77,329	0.02	0.02	1.12	0.00	0.00	0.01	0.01	0.02	1.14
RGRC		30804	70,419
	Fe2O3_pct	29292	66,747	1.53	3.35	2.19	11.22	0.03	0.24	0.41	0.78	29.41
	Li2O_pct	29292	66,749	2.55	1.58	0.62	2.50	0.02	1.10	2.72	4.01	6.43
	MnO_pct	29292	66,747	0.05	0.06	1.04	0.00	0.00	0.03	0.04	0.06	2.03
	Na2O_pct	29292	66,747	1.72	1.32	0.77	1.75	0.03	0.70	1.37	2.38	10.33
	P2O5_pct	29292	66,747	0.19	0.16	0.82	0.03	0.00	0.09	0.16	0.26	6.65
	SG_d	0	-
	SiO2_pct	29292	66,747	72.20	5.95	0.08	35.36	33.99	71.38	73.90	75.56	93.61
	SnO2_pct	29292	66,747	0.02	0.03	1.68	0.00	(0.00)	0.01	0.01	0.02	1.75
	Ta2O5_pct	29292	66,747	0.01	0.02	2.00	0.00	0.00	0.00	0.01	0.01	3.19
Source: SRK, 2020
Statistics are length-weighted and reported inside pegmatite geologic wireframe. Intervals may have been split for the purposes of statistical reporting across model domains.

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Source: SRK, 2020
Red holes are RC grade control, Blue are exploration (mixed RC/DDH)
Figure 11-11: Spatial Relationship of RDEX and GC Drilling in the Central Lode Deposit

Based on these observations, SRK elected to only utilize the RDEX dataset for the purposes of estimation for the resource at the Central Lode deposit. Due to the extensive RDEX dataset which is far more spatially representative than the GC dataset, there are no material gains to be had from using the GC data for long term resource estimation purposes, and possible risk due to the clustered nature of the drilling and the observed bias in the GC sampling.
Considering then only the RDEX data, statistics were again reviewed for the data inside the 0.7% Li2O pegmatite domain, and outside, as shown in Table 11-5. Other than expected increases in the Li2O means, and relative decreases in Fe2O3, SRK notes that there also is far more SG data located in the higher-grade domains than the lower. Sn and Ta tend to increase in the low-grade domain, consistent with observations of the Li-bearing pegmatites being broadly discrete from the Sn/Ta pegmatites. In general, the statistics support the domaining process by showing them to be geochemically and mineralogically distinct.

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Table 11-5: RDEX Drilling Statistics, by Central Lode Pegmatite Resource Domain

Name		Count	Length	Mean	Standard Deviation	Coefficient of Variation	Variance	Minimum	Lower Quartile	Median	Upper Quartile	Maximum
High Grade		36,998	43,052
	Fe2O3_pct	35,345	40,292	1.02	1.59	1.57	2.54	0.01	0.46	0.67	1.00	32.35
	Li2O_pct	35,646	40,793	2.32	1.28	0.55	1.64	0.00	1.28	2.14	3.38	7.14
	MnO_pct	29,482	30,289	0.07	0.09	1.37	0.01	0.00	0.03	0.05	0.07	3.13
	Na2O_pct	35,326	40,259	2.29	1.53	0.67	2.35	0.04	1.08	2.04	3.23	20.78
	P2O5_pct	34,484	39,096	0.26	0.30	1.16	0.09	0.00	0.12	0.20	0.29	8.78
	SG_d	1,213	1,109	2.79	0.13	0.05	0.02	1.59	2.71	2.79	2.89	3.62
	SiO2_pct	29,482	30,289	73.15	3.90	0.05	15.22	45.06	71.83	73.71	75.45	95.09
	SnO2_pct	35,143	39,776	0.03	0.03	1.20	0.00	0.00	0.01	0.02	0.03	1.16
	Ta2O5_pct	36,358	41,779	0.01	0.01	1.05	0.00	0.00	0.01	0.01	0.02	1.14
Low Grade		31,068	37,427
	Fe2O3_pct	28,582	33,458	1.66	2.24	1.35	5.00	0.01	0.62	0.99	1.69	60.71
	Li2O_pct	27,053	31,433	0.35	0.40	1.16	0.16	0.00	0.14	0.24	0.40	4.40
	MnO_pct	25,226	28,030	0.13	0.17	1.31	0.03	0.00	0.05	0.08	0.15	3.81
	Na2O_pct	28,663	33,565	4.47	2.40	0.54	5.75	0.00	2.41	4.29	6.45	11.60
	P2O5_pct	27,691	32,200	0.54	0.73	1.37	0.54	0.00	0.20	0.30	0.53	10.56
	SG_d	322	283	2.65	0.12	0.04	0.01	2.28	2.60	2.63	2.67	3.79
	SiO2_pct	25,226	28,030	71.16	7.03	0.10	49.41	18.51	67.70	71.36	75.07	97.39
	SnO2_pct	29,775	35,214	0.07	0.09	1.34	0.01	0.00	0.02	0.05	0.08	3.53
	Ta2O5_pct	30,070	35,662	0.02	0.03	1.03	0.00	0.00	0.01	0.02	0.03	0.59
Source: SRK, 2020
Statistics are length-weighted and reported inside 0.7% Li2O pegmatite shape, and outside. Intervals may have been split for the purposes of statistical reporting across model domains.

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11.2.1    Outliers and Compositing
SRK and Talison assessed the drilling data for the presence and potential impact of high yield outlier data in the Central Lode and Kapanga models respectively. Additionally, prior to block estimation drilling data is composited into point data thus requiring a composite length analysis to assess potential dilution and consistent sample support for estimation reliability. Details of these procedures and assumptions by deposit model are outlined below.
Central Lode Outlier Analysis
SRK evaluated the populations of data split between the high- and low-grade domains utilizing log probability plots and a matrix comparison of multiple potential caps to consider impacts on the coefficient of variation, mean, and total lost grade due to capping. The log probability plots, as shown in Figure 11-12 and Figure 11-13 show stable and consistently increasing populations of grade above the 90th percentile, with breaks in the distribution occurring around 5.4 to 5.6% Li2O for the higher grade population, and around 3.3% Li2O for the lower grade population. To examine the potential impact of these outliers on the overall estimation, SRK reviewed the grade populations at higher limits to determine if there were consistent groupings or clusters of higher-grade data which may need sub-domaining and noted that this was not the case. Higher grades at or above these limits are sparse and scattered throughout the deposit (although generally isolated to the larger higher-grade core of the deposit). SRK reviewed outlier impact tables for each domain as well, reviewing the impacts to the overall variance and mean metrics, and noted very limited impact to the Li2O in either case (Table 11-6 and Table 11-7).
SRK selected nominal points of outlier restriction at 5.5% and 3.3% Li2O for the high- and low-grade populations respectively. SRK did not “cap” or limit the input dataset prior for estimation, but instead applied outlier restrictions on the estimate itself as described in Section 11.1.

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Source: SRK, 2020
Figure 11-12: Log Probability Plot – Li2O% Central Lode High Grade Domain

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Source: SRK, 2020
Figure 11-13: Log Probability Plot – Li2O% Central Lode Low Grade Domain

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Table 11-6: Outlier Impact Evaluation – Central Lode High Grade Domain

Column	Cap	Capped	Percentile	Capped%	Lost		Count	Weight	Min	Max	Mean	Total	Variance	CV
					Total%	CV%
Li2O_pct							82688	96819	0.023	6.562	2.707	262049	1.62	0.47
Li2O_pct	6.56	0	100%	0%	0%	0%	82688	96819	0.023	6.562	2.707	262049	1.62	0.47
Li2O_pct	6.00	2	100%	0%	0%	0%	82688	96819	0.023	6	2.707	262047	1.62	0.47
Li2O_pct	5.75	9	99.90%	0.01%	0%	0.01%	82688	96819	0.023	5.75	2.707	262045	1.62	0.47
Li2O_pct	5.50	31	99.90%	0.04%	0%	0.02%	82688	96819	0.023	5.5	2.706	262039	1.62	0.47
Li2O_pct	5.40	45	99.80%	0.10%	0.01%	0.02%	82688	96819	0.023	5.4	2.706	262034	1.61	0.47
Li2O_pct	5.14	202	99.70%	0.20%	0.02%	0.07%	82688	96819	0.023	5.138	2.706	261993	1.61	0.47
Li2O_pct	5.02	343	99.50%	0.40%	0.04%	0.10%	82688	96819	0.023	5.023	2.706	261949	1.61	0.47
Li2O_pct	4.96	480	99.30%	0.60%	0.05%	0.20%	82688	96819	0.023	4.957	2.705	261910	1.61	0.47
Li2O_pct	4.91	618	99.10%	0.70%	0.07%	0.20%	82688	96819	0.023	4.905	2.705	261871	1.61	0.47
Li2O_pct	4.83	966	98.60%	1.20%	0.10%	0.30%	82688	96819	0.023	4.833	2.704	261791	1.6	0.47
Li2O_pct	Li2O_pct > 5.5						31	42.6	5.501	6.562	5.727	243.9	0.08	0.05
Li2O_pct	Li2O_pct <= 5.5						82657	96777	0.023	5.497	2.705	261805	1.61	0.47
Source: SRK, 2020

Table 11-7: Outlier Impact Evaluation – Central Lode Low Grade Domain

Column	Cap	Capped	Percentile	Capped%	Lost		Count	Weight	Min	Max	Mean	Total	Variance	CV
					Total%	CV%
Li2O_pct							43768	42629	0.005	4.993	0.354	15092	0.15	1.08
Li2O_pct	4.20	17	99.90%	0.04%	0.05%	0.40%	43768	42629	0.005	4.2	0.354	15085	0.15	1.08
Li2O_pct	3.77	32	99.90%	0.10%	0.10%	1.10%	43768	42629	0.005	3.77	0.354	15072	0.14	1.07
Li2O_pct	3.30	66	99.80%	0.20%	0.30%	2.30%	43768	42629	0.005	3.3	0.353	15044	0.14	1.06
Li2O_pct	2.98	115	99.70%	0.30%	0.50%	3.60%	43768	42629	0.005	2.977	0.352	15012	0.14	1.04
Li2O_pct	2.75	166	99.60%	0.40%	0.80%	4.90%	43768	42629	0.005	2.746	0.351	14977	0.13	1.03
Li2O_pct	2.51	217	99.50%	0.50%	1.10%	6.30%	43768	42629	0.005	2.514	0.35	14933	0.13	1.02
Li2O_pct	2.42	260	99.40%	0.60%	1.20%	7%	43768	42629	0.005	2.421	0.35	14911	0.12	1.01
Li2O_pct	2.31	304	99.30%	0.70%	1.40%	7.80%	43768	42629	0.005	2.311	0.349	14882	0.12	1
Li2O_pct	2.24	352	99.20%	0.80%	1.50%	8.50%	43768	42629	0.005	2.238	0.349	14858	0.12	0.99
Li2O_pct	2.16	410	99.10%	0.90%	1.70%	9.30%	43768	42629	0.005	2.16	0.348	14829	0.12	0.98
Li2O_pct	Li2O_pct >3.3						66	74.95	3.405	4.993	3.938	295.1	0.21	0.12
Li2O_pct	Li2O_pct <=3.3						43702	42554	0.005	3.291	0.348	14797	0.12	1.01
Source: SRK, 2020

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Kapanga Outlier Analysis
No high yield capping was performed on lithium data at the Kapanga deposit. SRK notes that iron grades were assessed showing outlier samples that may represent isolated xenolith material within the mineralized pegmatites. Outliers were assessed using log probability plots (Figure 11-14). Instead of applying a straight capping to high yield iron data, SRK has applied a distance restriction to Fe2O3 grades that report above 1.5%, thus limited the high yield data’s influence on block estimation.
Source: SRK, 2021
Figure 11-14: Log Probability Plot of Fe2O3 Distribution in Fresh Pegmatite at the Kapanga Deposit

Central Lode Compositing
Drilled sample length within the pegmatites was considered for the purposes of understanding the variability of the sample size. Nominally, samples have been collected at 1.5 m intervals for the majority (46.5%) of exploration and development drilling. A comparatively smaller set of samples were collected at intervals between 2.5 m and 3 m (about 30%), with the remaining percentages of samples collected at lengths between or below these populations. An immaterial number of samples

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are collected at lengths longer than 3 m. The histogram distribution of samples within the pegmatite is shown in Figure 11-15. In addition to the distribution of the sample lengths, SRK reviewed the overall relationship between the Li2O grades and the sample length and noted no bias which would insinuate nominally higher grades associated with shorter samples (Figure 11-16).
In order to make the sample support more consistent for the purposes of estimation, as well as to begin scaling up the sample size to approximate a mining unit, SRK elected to composite the drilling to a length of 3 m. A comparison of the distribution of Li2O% in original samples vs. composited data is shown in Figure 11-17. In general, compositing results in a reduction of the overall sample population from 112,336 samples to 57,603 composites, with an incremental decrease in the CV from 0.92 to 0.88.
Source: SRK,2020
Figure 11-15: Histogram of Sample Length within Central Lode Pegmatite

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Source: SRK, 2020
Figure 11-16: Scatter Plot Li2O% and Sample Length – Central Lode

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Source: SRK,2020
Figure 11-17: Compositing Comparisons – Li2O% Grades in Central Lode Model

Kapanga Compositing
Kapanga pegmatite drill samples were downhole composited to a nominal interval length of 1 m. This was selected as corresponding to the interval length over which the majority of the samples had been collected. The composites were terminated at domain boundaries and the composite length was adjusted slightly to prevent residuals near domain boundaries. No significant grade relationships were observed between sample length and Li2O grade. The composite grades were checked against the sample grades in each domain to confirm that the compositing process had performed as intended. Table 11-8 shows a comparison between the sample and composite grades in the lithium domain.

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Table 11-8: Kapanga Sample versus Composites Summary Statistics

Type	Analyte	Li_Dom	Count	Min	Max	Mean	StDev	CV	Median
Sample	Fe2O3	1	6,582.00	0.05	20.81	1.12	1.75	1.56	0.71
Composite	Fe2O3	1	6,518.00	0.07	20.81	1.11	1.72	1.54	0.71
Sample	Li2O	1	6,588.00	0.02	6.80	2.09	1.18	0.56	1.98
Composite	Li2O	1	6,532.00	0.02	6.80	2.10	1.18	0.56	1.98
Sample	Sn_d	1	6,588.00	8	4726	193	171	0.89	151
Composite	Sn_d	1	6,532.00	8	4726	193	171	0.88	151
Sample	Ta2O5	1	6,588.00	0.00	0.33	0.01	0.01	1.02	0.01
Composite	Ta2O5	1	6,532.00	0.00	0.33	0.01	0.01	1.02	0.01
Sample	Fe2O3	0	20,674.00	0.11	110.62	10.26	7.14	0.70	11.89
Composite	Fe2O3	0	20,443.00	0.11	110.62	10.30	7.15	0.69	11.89
Sample	Li2O	0	20,690.00	0.01	6.06	0.28	0.47	1.71	0.13
Composite	Li2O	0	20,464.00	0.01	6.06	0.27	0.47	1.72	0.13
Sample	Sn_d	0	20,686.00	8	16225	128	323	2.52	8
Composite	Sn_d	0	20,460.00	8	16225	126	315	2.5	8
Sample	Ta2O5	0	20,691.00	0.00	0.71	0.01	0.01	2.06	0.00
Composite	Ta2O5	0	20,465.00	0.00	0.71	0.01	0.01	2.05	0.00
Source: SRK (AU), 2021

11.2.2    Continuity Analysis
SRK performed continuity analyses via variography to determine dominant direction and distances of grade relationships for utilization in estimation. A continuity analysis of the composited Li2O grades within the separate resource domains was conducted on both deposits. Although other elements were estimated and utilized geostatistical estimators, only Li2O is relevant for the long-term mineral resource reporting and will be described herein. Other elements which are estimated are utilized for internal conceptual materials typing and are not considered for resource reporting. Continuity analysis was calculated through the use of conventional semi-variogram calculation using normal scores transform of the input data and was generated in Snowden Supervisor software for import and review to Leapfrog EDGE. Orientations were determined based on 3D visualization of the trends of mineralization along with variogram maps showing relative orientations of “best” continuity. Variograms were back transformed from the normal scores for use in Leapfrog EDGE for estimation purposes.
Central Lode - High Grade Domain Variography
The high-grade domain featured robust variography, with low nugget effects modeled using the down-hole variogram, and stable experimental variograms to ranges of 250 to 360 m in the semi-major and major directions respectively. Given the relatively tabular nature of the pegmatite intrusion, the minor variogram range is considerably shorter, with a range of about 80 m. This defines an ellipsoid which is generally flattened and oriented along the strike and down dip of the overall pegmatite domain. Individual variograms for the high-grade domain are shown in Figure 11-18.

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Source: SRK, 2020
Figure 11-18: Modeled Variograms – Li2O% - High Grade Domain

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SRK Consulting (U.S.), Inc.

SEC Technical Report Summary – Greenbushes Mine	Page 104

Central Lode - Low Grade Domain Variography
The lower grade domain featured comparably less robust variography. Low nugget effects modeled using the down-hole variogram, and stable experimental variograms out to ranges of 90 to 125 m in the semi-major and major directions respectively. Given the relatively tabular nature of the pegmatite, the minor variogram range is considerably shorter, with a range of about 20 to 25 m. This defines an ellipsoid which is flat and oriented along the strike and down dip of the overall pegmatite domain. Directional variography for the high-grade domain is shown in Figure 11-19. In general, SRK notes that the continuity analysis for both domains is reasonable and is consistent with the geological orientations and expectations of continuity. Variogram outputs for the two domains as utilized in the kriging estimators in EDGE are summarized in Table 11-9.

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Source: SRK,2020
Figure 11-19: Modeled Variograms – Li2O% - Low Grade Domain

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SEC Technical Report Summary – Greenbushes Mine	Page 106

Table 11-9: Li2O Variogram Models

General	Direction						Structure 1						Structure 2
Variogram Name	Dip		Dip Azimuth	Pitch	Model Space	Variance	Nugget	Sill	Structure	Alpha	Major	Semi- Major	Minor	Sill	Structure	Alpha	Major	Semi- Major
Li2O_pct HG: Transformed Variogram Model Li2O HG	45	260	5	Normal score	1	0.05	0.48	Spheroidal	3	66	41	63	0.47	Spheroidal	3	360	250	85
Li2O_pct LG: Transformed Variogram Model Li2O LG	45	260	45	Normal score	1	0.08	0.4794	Spheroidal	3	25	30	20	0.18	Spherical		122.1	95	22
Source: SRK,2020

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Kapanga Variography
A variography study was conducted to quantify the grade continuity of the selected analytes in each estimation domain at Kapanga. Supervisor software was used to generate the experimental variograms and to fit the theoretical models. The variography was undertaken using normal score transforms of the 1 m composite grades within each domain. Back transforms were applied to the theoretical models, which were imported into Studio RM for use in the estimation process.
To ensure that any grade relationships existing in the dataset were adequately reproduced in the model, the Li2O variogram model was used for all analytes, in line with the approach applied at the Central Lode deposit.
Li2O variogram definition was observed to be acceptable in most domains, with a nugget value of approximately 20%, a practical range of approximately 100 m (80% of the sill), and a total range of approximately 350 m. For the main mineralised domain, the variography is quite similar to that for the equivalent domain in Central Lode. The nugget value is significantly lower for Central Lode, which is likely due to the larger composite length. Some of the oxide domains contained too few samples to enable variograms to be modeled, and the fresh domain equivalents were used for estimation in these domains. The theoretical variogram model parameters are shown in Table 11-10. Examples of the experimental variograms and fitted model are shown in Figure 11-20.

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Table 11-10: Li2O Modeled Variography at the Kapanga Deposit

Domain	Direction (Major, Mid, Minor)			Nugget	Structure 1 a1 a2 a3 C1				Structure 2 a1 a2 a3 C2				Structure 3 a1 a2 a3 C3
101	00/000	00/270	90/000	0.21	37	72	21	0.27	211	218	38	0.21	814	243	40	0.31
109	00/000	-35/270	55/270	0.18	31	26	5	0.40	92	81	43	0.16	533	508	50	0.27
201	00/000	-65/270	25/270	0.16	51	148	28	0.14	423	158	32	0.23	424	226	57	0.48
209	00/000	-65/270	25/270	0.16	51	148	28	0.14	423	158	32	0.23	424	226	57	0.48
301	00/000	00/270	90/000	0.35	79	12	8	0.25	345	26	41	0.06	346	105	47	0.35
309	-50/270	00/180	40/270	0.36	87	85	28	0.38	174	512	68	0.11	215	855	94	0.15
319	-50/270	00/180	40/270	0.27	21	33	30	0.22	93	61	72	0.26	367	270	85	0.25
401	55/090	-35/090	00/000	0.33	90	28	11	0.18	425	44	34	0.30	514	233	141	0.19
409	55/090	-35/090	00/000	0.33	90	28	11	0.18	425	44	34	0.30	514	233	141	0.19
501	00/000	00/270	90/000	0.21	37	72	21	0.27	211	218	38	0.21	814	243	40	0.31
Source: SRK (AU), 2021

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SRK Consulting (U.S.), Inc.

SEC Technical Report Summary – Greenbushes Mine	Page 109

NS Variogram for Li2O
Fresh Pegmatite Li Domain
Lag
50
Gamma (1.000)
Sample Separation (m)
(1) -50-->270 NormalScores Variogram
(2) 00-->180 NormalScores Variogram
(3) 40-->270 NormalScores Variogram

NS Variogram for Li2O
Fresh Pegmatite Other
Lag
60
Gamma (1.000)
Sample Separation (m)
(1) -50-->270 NormalScores Variogram
(2) 00-->180 NormalScores Variogram
(3) 40-->270 NormalScores Variogram

Source: SRK, 2021
Figure 11-20: Kapanga Modeled Variography for Li2O

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11.3    Mineral Resources Estimates
The geological model and block model used in the mineral resource estimate is based on the 2021 Greenbushes property model, which combined the Central Lode and Kapanga deposits. Differences from the prior TRS are due to 1) addition of mineral resources in the Kapanga deposit, and 2) mining depletion during the 2022 calendar year. SRK notes that limited additional drilling has been performed on the Greenbushes property in the subsequent 12 months and thus the resource block models were not updated during 2022.
11.3.1    Quantitative Kriging Neighborhood Analysis (QKNA)
QKNA was utilized at the Central Lode model to assess potential impacts and sensitivity of estimation parameters such as block size, sample selection, and search distances. QKNA was reviewed at Kapanga during model construction by Talison, but final block model parameters were driven primarily to align the model with the Central Lode block model.
While QKNA is not the definitive measure of what parameters must be, it is a useful data point in gauging the potential sensitivity of the estimation to these parameters. In general, QKNA evaluates the impact of varying parameters, but bases the sensitivity on outputs to the kriging efficiency (KE) and slope of regression (SoR) averages for the estimate. KE and SoR are commonly referred to as measures of the relative quality of the estimate and are dependent on the input variogram. SRK evaluated the impacts to the KE and SoR for multiple scenarios evaluating block size, sample selection, and search range as shown in Figure 11-21, Figure 11-22, and Figure 11-23 respectively.
In general, SRK notes that the QKNA suggests an optimum block size (of those tested) of 15 x 15 x 15 m, sample selection criteria of between 4 and 20 samples, and effectively a negligible impact to estimation quality based on the search ranges tested. Search ranges considered were done in +/-25% increments oscillating around a base case of the high-grade total variogram range.

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Source: SRK,2020
Figure 11-21: QKNA Block Size Sensitivity

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Source: SRK,2020
Figure 11-22: QKNA Sample Selection Sensitivity

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Source: SRK,2020
Figure 11-23: QKNA Search Range Sensitivity

11.3.2    Central Lode Variable Orientation Modeling
Despite the need to calculate and model continuity analysis using variography, which are oriented in a specific direction, it is clear from geological modeling and previous mining that the Central Lode pegmatite anastomoses and changes orientation at small scales. Due to the relatively uniform geometry and dip of the Kapanga pegmatite domain, SRK determined that variable orientation modeling was not necessary.
To incorporate this geological variance into the estimation and producing a more accurate estimate, SRK incorporated a number of geological features from the 3D model into a variable orientation model. This effectively calculates an orientation to be used for estimation searches from the input wireframes. Wireframes in this case are based on the interpolated structural data for overall pegmatite trends, as shown in Figure 11-24. Outputs from this process are individual search orientations for each block based on the relative proximity of the block itself to the surfaces. Blocks which are external to the modeled surfaces take on the overall variogram orientation from continuity analysis. The search ellipse is also re-oriented for blocks based on the variable orientation model.

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SRK Consulting (U.S.), Inc.

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Source: SRK, 2020
Figure 11-24: Structural Planes Utilized for Variable Orientation Modeling

11.3.3    Block Models
Central Lode Block Model
The Central Lode resource block model was generated in Leapfrog Geo software. As shown in Figure 11-24, the block model encompasses the geological model for the Central Lode deposit. The model is sub-blocked, with parent blocks at a 20 m x 20 m x 20 m block divided into a minimum sub-block size of 2.5 m3 along geological or topographic (pit) boundaries.

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Kapanga Block Model
In 2020, Talison created a block model for the Kapanga deposit. The model extents and parameters are presented in Table 11-11. When choosing appropriate model block dimensions, consideration was given to the drill spacing and sampling interval, the interpreted geometry and thickness of the lithological units. Consideration was given to the end-user requirements that the model could be merged with the Central Lode model to form a single Surpac combined model.
Table 11-11: Kapanga Block Model Parameters

Parameter	Value
Model origin	East: 8,650. North: 9,350. Elevation: 1,400 m.
Model extents	East: 3,800 m. North: 5,600 m. Elevation: 1,340 m.
Parent cell size	East: 20 m. North: 20 m. Elevation: 20 m.
Sub-celling	East: 5 m. North: 5 m. Elevation: 5 m.
Rotation	None. Orthogonal to the MGA94 UTM – WGS Zone 50 grid.
Source: SRK, 2021

Greenbushes Property-Scale Block Model
During 2021, SRK (Australia), in collaboration with Talison, performed a block model merging exercise to generate a combined block model representing the combined Central Lode and Kapanga models. When merging the Central Lode and Kapanga models, SRK (Australia) modified the original model parameters such that the models could be merged. A smaller sub-cell size was used for the combined model to enable the models to be added. This required SRK (Australia) to modify the variables for a consistent set of names and data types. All variables that Talison identified as being mandatory were included. Because of the differences in the input data, modeling approach, and parameters, some of the variables that were specific to individual models have not been retained in the combined model.
The combined block model details are presented in Table 11-12 with the aerial extents presented in Figure 11-25. The underlying key parameters and assumptions of the individual Central Lode and Kapanga deposit scale models remain and are incorporated in the broader Greenbushes model for use in reporting and mine planning purposes.
Table 11-12: Greenbushes Property-Scale Block Model Details

Base point:	8650, 9350, 1400
Parent block size (m):	20 × 20 × 20
Dip:	0°
Azimuth:	0°
Boundary size:	3000 × 4100 × 900
Sub-blocking (m):	2.5 × 2.5 × 2.5
Total Blocks	1,383,750
Source: SRK, 2023

SRK considers the combined Greenbushes property scale block model to be interim in nature due to the modifications required for merging. The Greenbushes property-scale model is considered appropriate for use in mine planning and calculation of mineral resources, but SRK recommends a geologically continuous, property scale model be constructed from first principals at the Greenbushes property to standardize the procedures, process, and parameters for each the Central Lode and Kapanga deposits.

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SEC Technical Report Summary – Greenbushes Mine	Page 116

+8000 E
+9000 E
+10000 E
+11000 E
+14000 N
+13000 N
+12000 N
+11000 N
+10000 N
+9000 N
North
Looking down
0 250 500 750 1000

Source: SRK, 2023
Figure 11-25: Block Model Extents in Plan View

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11.3.4    Grade Interpolation
Central Lode Block Estimation
Grades were interpolated from the composited Central Lode drilling data for Li2O using Leapfrog EDGE. A nested two-pass estimation was designed to accomplish estimation in a first pass from more sampling, at higher data densities, with more restrictions on estimation methodology in the initial passes. Ordinary kriging (OK) was utilized for interpolation of grade. Estimation parameters are based on overall Li2O variogram ranges within the high-grade domain, with ranges in the first pass being approximately 50% of the total range (80% of the total variance) and the second pass being the full range of the variogram at 100% variance. Other estimation parameters were selected based on initial assessments from the QKNA results and were refined based on model validation. Summary neighborhood parameters are presented in Table 11-13.
Orientations for searches are variable using the variable orientation modeling parameters as noted in Section 11.3.2. Outliers are addressed through the use of the “clamping” modifier in EDGE. This limits the extent to which an outlier grade is utilized over a smaller range than the actual search (defined as a percentage of the ellipsoid ranges). SRK utilized a 5.5% Li2O and 3.3%Li2O threshold over 5% of the search distance for each pass. SRK also utilized sector limitations (quadrants) for the first pass of estimation to ensure that data was pulled from multiple locations rather than clustered from groups of closely spaced data. To further ensure this, a restriction of a maximum of two samples per hole was utilized. This, combined with the five-sample minimum for the first pass, resulted in the first estimation pass using no fewer than three drillholes. The second estimation pass significantly reduces the overall restrictions by expanding the search, reducing the overall minimum of samples, and eliminating the sector requirements.

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Table 11-13: Central Lode Li2O Estimation Parameters

General			Ellipsoid Ranges (m)			Variable Orientation	Number of Samples		Outlier Restrictions			Sector Search			Drillhole Limit, Max Samples per Hole
Name	Domain	Values	Maximum	Intermediate	Minimum		Minimum	Maximum	Method	Distance	Threshold	Method	Max Samples	Max Empty Sectors
Kr, Li2O_pct HG P1 RDEX	Li2O_pct Indicator 0.7 100 0.50: Inside	Li2O_pct	180	150	25	VO_Li_PEG	5	15	Clamp	5	5.55	Quadrant	5	1	2
Kr, Li2O_pct HG P2 RDEX	Li2O_pct Indicator 0.7 100 0.50: Inside	Li2O_pct	360	250	50	VO_Li_PEG	1	15	Clamp	2.5	5.55				2
Kr, Li2O_pct LG P1 RDEX	Li2O_pct Indicator 0.7 100 0.50: Outside	Li2O_pct	180	125	25	VO_Li_PEG	5	15	Clamp	5	3.3	Quadrant	5	1	2
Kr, Li2O_pct LG P2 RDEX	Li2O_pct Indicator 0.7 100 0.50: Outside	Li2O_pct	360	250	50	VO_Li_PEG	1	15	Clamp	2.5	3.3				2
Source: SRK, 2020

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Kapanga Block Estimation
Grades were estimated into the Kapanga block model for the following variables:
Li2O, Fe2O3, Sn, Ta2O5, Al2O3, SiO2, CaO, and MgO
The estimates were performed using Datamine Studio RM software. Local grades were estimated for all domains, but the detailed assessment and selection of parameters were largely limited to the mineralized domains. The unmineralized domains were included for completeness and to assist with dilution studies.
Ordinary kriging was used to estimate into discretized (3 × 3 × 3) parent blocks. The estimation parameters were largely based on the Li2O variography results. All domain contacts were treated as hard boundary constraints.
A three-pass search strategy was used, with larger search distances and less-restrictive sample selection criteria used for the second and third pass. The first pass search distances approximately corresponding to the distance at which 80% of the variogram sills were reached in each direction, with factors of 2 and 3 used for the second and third pass respectively. The search ellipsoid was oriented parallel to the general orientation of the lithology units. A summary of the estimation parameters is presented in Table 11-14.
Table 11-14: Kapanga Estimation Neighborhood Parameters

Domain	Rotation			S1 Distance			S1 Samples		S2 Samples		S3 Samples		Samples per Hole
	Z	X	Z	Main	Mid	Minor	Min	Max	Min	Max	Min	Max
101	0	0	-90	150	150	30	4	15	3	15	2	15	2
109	-90	35	0	150	150	30	4	15	3	15	2	15	2
201	0	0	-90	150	150	30	4	15	3	15	2	15	2
209	-90	65	0	150	150	30	4	15	3	15	2	15	2
301	0	0	-90	100	100	20	4	15	3	15	2	15	2
309	-90	50	-90	100	100	20	8	20	7	20	2	15	3
319	-90	50	-90	100	100	20	8	20	7	20	2	15	3
401	0	90	55	150	150	30	4	15	3	15	2	15	2
409	0	90	55	150	150	30	4	15	3	15	2	15	2
501	0	0	-90	150	150	30	4	15	3	15	2	15	2
999	-90	50	-90	30	30	5	1	1	1	1	1	1	3
Source: SRK, 2021

A distance constraint was applied to limit the influence of Fe2O3 grades exceeding 1.5% in the pegmatite domains. Based on its mining experience with Central Lode, Talison consider that most of the elevated Fe2O3 grades are due to small slivers of mafic material that have become entrained in the pegmatite. Talison has observed from reconciliation data that applying a distance restriction to these grades effectively moderates them during estimation. SRK observed that most of the Kapanga drillholes contain at least one pegmatite intersection that exceeds the Fe2O3 threshold. For this reason, a constraint distance of just over the nominal drill spacings (30 m) was chosen to better ensure that the relative frequency of occurrences in the model match those in the dataset.
Default grades equivalent to the estimation datasets averages were assigned to model blocks that did not receive an interpolated grade. These blocks were assigned a search pass number of 4 (LIVOL = 4) such that they could be identified in the model and considered in the resource classification.

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Dry bulk densities were assigned to each model cell using the same approach and values used for Central Lode.
11.3.5    Block Model Validation
The interpolation of grade was validated in each the Central Lode and Kapanga models through a series of checks on the visual and statistical distribution of grades compared to the input composite data. Visual grade distribution on section and level plans was reviewed carefully across the entire estimate to ensure that grades compared well to composite date and that the geological trends were being honored.
Central Lode Block Model Validation
The Central Lode model was validated using a combination of visual, statistical, and comparative analysis to production data. An example of the visual validation is shown in Figure 11-26. Statistical comparison of the individual domain estimates to the input composite data shows satisfactory agreement globally (Table 11-15 and Table 11-16). To evaluate a localized statistical comparison, SRK produced swath plots. These plots evaluate the means of blocks and composites along swaths or slices through the model oriented along the NS, EW, and elevation axes. In general, these plots show excellent local agreement of the composites and blocks along slices, an example of which is shown in Figure 11-27. These plots were created for each axis in each domain.

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Source: SRK, 2020
Figure 11-26: Visual Comparison of Li2O Distribution – Central Lode

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Table 11-15: Statistical Comparison Li2O% – Central Lode High Grade Domain

	Composites	Blocks
Count	50,937	425,803
Length	46,649	71,063,325
Mean	2.09	1.99
SD	1.26	0.85
CV	0.60	0.43
Variance	1.59	0.73
Minimum	0.02	0.14
Q1	1.08	1.34
Q2	1.90	1.83
Q3	3.04	2.53
Maximum	6.56	4.89
Source: SRK, 2020

Table 11-16: Statistical Comparison Li2O% – Central Lode Low Grade Domain

	Composites	Blocks
Count	43,267	276,735
Length	38,180	55,880,325
Mean	0.55	0.45
SD	0.65	0.33
CV	1.18	0.72
Variance	0.42	0.11
Minimum	0.01	0.03
Q1	0.18	0.23
Q2	0.30	0.35
Q3	0.62	0.58
Maximum	4.94	2.97
Source: SRK, 2020

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Swathplot in Y, 2 block spacing
Kr, Li2O_pct HG P1 RDEX
Kr, Li2O_pct HG P1 RDEX
Kr, Li2O_pct HG P1 RDEX: Li2O_pct Values
Kr, Li2O_pct HG P2 RDEX
NN, Li2O_pct HG RDEX
Average
Volume
Swath
0.0
0.5
1.0
1.5
2.0
2.5
3.0
3.5
0
1000000
2000000
3000000
4000000
5000000
0
15
30
45
60
75
90
105
120
135

Source: SRK, 2020
Figure 11-27: Swath Plot – Li2O% – Central Lode High Grade Domain

Kapanga Block Model Validation
The estimated Kapanga block model was validated through a combination of visual and statistical comparisons with composited data. As no development has occurred at this deposit, production data is not available for validation purposes.
Interpolated cell grades were visually compared to the drillhole sample grades to ensure that the cell grade estimates appeared consistent with the drillhole data. Satisfactory correlation between the estimated block grades and the composite grades was observed. No significant issues were identified, with the local grade characteristics in the sample data being adequately reproduced in the model. Example section plots showing the sample grades superimposed on the model cell grades are presented in Figure 11-28.

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Source: SRK, 2021
Top image is 12,200N and bottom image is 12,100N.
Figure 11-28: Visual Validation of Lithium Grades to Original Drilling Data at the Kapanga Deposit

The estimation performance data at Kapanga were assessed to confirm that the model blocks were estimated using an adequate number of samples. A summary of the percentage of model blocks estimated in each search pass and the average number of samples used for estimation, is presented in Table 11-17. These results are based on the Li2O estimates; however, they should be similar for most of the other variables, given that a similar dataset and the same estimation parameters were used. The summaries indicate that almost all of the Indicated Mineral Resource model blocks were estimated using the first search pass using at least 10 samples.

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Cumulative probability plots showing the slope of regression (SoR) distributions for the Li2O estimates for blocks in the Indicated and Inferred regions in the fresh Li2O domains are presented in Figure 11-29. The plots indicate acceptable estimation performance, with approximately 95% of the Indicated blocks and approximately 40% of the Inferred blocks reporting an SoR exceeding 0.60.
Table 11-17: Estimation Performance of Li2O Grades in the Kapanga Block Model

Indicated	% Resource Estimated in each Pass				Average Number of Samples
	Pass 1	Pass 2	Pass 3	Default	Pass 1	Pass 2	Pass 3
301	91.21	8.79	0.00	0.00	11	15	0
309	91.32	8.67	0.01	0.00	17	20	14
319	97.57	2.43	0.00	0.00	18	20	15
Inferred	% Resource Estimated in each Pass				Average Number of Samples
	Pass 1	Pass 2	Pass 3	Default	Pass 1	Pass 2	Pass 3
301	60.63	39.37	0.00	0.00	6	11	0
309	15.27	80.51	4.22	0.00	10	17	15
319	28.76	64.54	6.70	0.00	10	19	15
Source: SRK, 2021

Source: SRK, 2021
Figure 11-29: Li2O Slope of Regression Distribution at Kapanga

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Statistical comparisons were conducted between the interpolated block model grades and the sample composite grades. The summaries indicate satisfactory correlation between the model and sample grades. Some differences are expected because the sample data spacings are not uniform in the sub-regions. Satisfactory agreement is evident for Li2O, Ta2O5, and Sn in the lithium tantalum and tin domains respectively. The impact of the distance restriction on Fe2O3 is evident in this comparison. The composite and model grade comparison for Li2O is presented in Table 11-18.
Table 11-18: Statistical Validation - Kapanga Composites to Block Grades

Domain	Variable	Code	Min	Max	Mean	Min	Max	Mean	Rel Diff
Li_Dom	Al2O3	301	6.43	38.93	19.87	12.23	34.60	19.16	3.57
	CaO	301	0.00	8.69	0.54	0.01	4.58	0.69	-27.22
	Fe2O3	301	0.21	34.59	4.88	0.72	18.52	2.68	45.11
	Li2O	301	0.01	3.91	0.12	0.01	1.15	0.15	-22.58
	MgO	301	0.03	23.73	0.80	0.13	8.93	1.07	-33.13
	SiO2	301	21.73	82.45	62.90	34.10	75.68	63.47	-0.91
	Sn_d	301	8	2237	256	8	1058	228	10.94
	Ta2O5_d	301	5	1020	97	5	652	102	-5.20
	Al2O3	309	1.31	23.76	15.50	9.63	18.77	15.54	-0.28
	CaO	309	0.01	16.47	1.22	0.13	8.16	1.60	-30.82
	Fe2O3	309	0.13	18.92	2.09	0.52	10.50	1.45	30.46
	Li2O	309	0.01	6.06	0.60	0.03	3.94	0.58	3.35
	MgO	309	0.00	20.79	0.84	0.10	8.88	1.05	-24.32
	SiO2	309	43.11	98.50	71.93	55.55	78.80	70.90	1.43
	Sn_d	309	8	14099	312	62	3206	295	5.18
	Ta2O5_d	309	5	7110	124	21	1407	108	12.86
	Al2O3	319	2.17	25.47	16.03	12.45	18.88	16.01	0.12
	CaO	319	0.02	16.36	0.60	0.08	6.15	0.82	-37.10
	Fe2O3	319	0.07	19.60	1.10	0.41	8.20	1.01	8.42
	Li2O	319	0.02	6.80	2.10	0.50	4.21	2.00	4.71
	MgO	319	0.00	16.69	0.37	0.07	3.68	0.51	-38.65
	SiO2	319	46.06	97.31	73.76	62.97	79.81	73.19	0.77
	Sn_d	319	8	4726	193	60	1963	207	-7.06
Ta_Dom	Ta2O5_d	319	5	3283	87	23	929	92	-6.41
	Ta2O5_d	301	5	623	93	5	258	98	-5.18
	Ta2O5_d	309	5	7110	98	21	1407	99	-1.72
	Ta2O5_d	319	50	1550	357	39	688	361	-1.34
Sn_Dom	Sn_d	301	8	2237	203	8	582	196	3.42
	Sn_d	309	8	14099	211	60	3206	233	-10.52
	Sn_d	319	8	5222	731	286	2291	688	5.85
Source: SRK, 2021

Easting, northing, and elevation swath plots were calculated to compare the average grades for the composites (red line), with the kriged estimates (black line). In general, satisfactory correlation is observed, with the grade trends evident in the composite data adequately reproduced in the block model. The nearest neighbor estimates (blue line) are also shown on the Li2O plots to demonstrate that the apparent biases in the easting and elevation plots are likely due to variation in the volumes influenced by individual samples (due to pinching and swelling, variable extrapolation distances, and minor data clustering). Example swath plots for Li2O and Fe2O3 estimates are presented in Figure 11-30 and Figure 11-31.

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Validation Trend Plot
EDOM_LI = 319, 20m X
Li2O Average Grade
Number of Samples
Slice Centroid (m X)
0.0
0.5
1.0
1.5
2.0
2.5
3.0
0
200
400
600
800
1000
1200
10350
10450
10550
10650

Validation Trend Plot
EDOM_LI = 319, 50m Y
Li2O Average Grade
Number of Samples
Slice Centroid (m Y)
0.0
0.5
1.0
1.5
2.0
2.5
0
100
200
300
400
500
600
11400
11800
12200
12600

Validation Trend Plot
EDOM_LI = 319, 40m Z
Li2O Average Grade
Number of Samples
Slice Centroid (m Z)
0.0
0.5
1.0
1.5
2.0
2.5
3.0
0
200
400
600
800
1000
1200
1400
950
1000
1050
1100
1150
1200
1250

Source: SRK, 2021
Figure 11-30: Kapanga Swath (Trend) Plots for Li2O – Fresh Lithium Domain

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Validation Trend Plot
EDOM_LI = 319, 40m X
Naive Mean
Sample Count
Data: Fe2O3 [DHEST.dm]
Filters: EDOM_LI = 319
Estimate Mean
Fe2O3 [RESM_280921.dm]
Filters: EDOM_LI = 319
Density: DENSITY
Fe2O3 Average Grade
Number of Samples
Slice Centroid (m X)

Validation Trend Plot
EDOM_LI = 319, 50m Y
Fe2O3 Average Grade
Number of Samples
Slice Centroid (m Y)

Validation Trend Plot
EDOM_LI = 319, 10m Z
Fe2O3 Average Grade
Number of Samples
Slice Centroid (m Z)

Source: SRK, 2021
Figure 11-31: Kapanga Swath (Trend) Plots for Fe2O3 – Fresh Lithium Domain

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11.3.6    2022 Depletion
For annual depletion of mineral resources, SRK calculated the volumetric differences between the 2021 end-of-year (eoy) topographic surface and the 2022 eoy, as provided by Talison. The booleaned volumetric difference was applied to the property scale Greenbushes model to determine the tonnage of mineral resources depleated during the time period, and thus the remaining tonnes and grade of mineral resource as of 31 December 2022. Mining activites during calendar year 2022 were solely focused on the Central Lode deposit with no extraction from Kapanga.
As part of the open-pit mining depletion, SRK used surveyed underground voids from the previous tantalum mining operation at depth in the northern C3 area (Figure 11-32) to exclude these volumes in the calculation of mineral resource. This was done via a 1 m distance buffer around a combined void wireframe to account for potential inaccuracy in the survey of the wireframes, and due to closure/consistency issues in the survey wireframes themselves. This underground depletion affects density assignment in blocks for both the mineral resource and the mineral reserve, although overall impacts are minimal.
Additionally, the stockpile inventory of material greater than the 0.7% Li2O CoG is managed onsite by Talison staff. This material is classified appropriately and included for use in mineral resource and mineral reserve calculations. For the 2022 eoy mineral resources, all stockpiled material which exceeded 0.7% Li2O was classified as Indicated and thus fully utilized in mineral reserve calculations. As mineral resources are reported exclusive of mineral reserve, no stockpiled material are stated as resources.
Source: SRK, 2020
Shown are June 30, 2020 mine topography (yellow) and 1 m distance buffer around underground mining/development (red).
Figure 11-32: Underground Void Wireframes

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11.3.7    Bulk Density
During block model construction in 2020, SRK was provided with specific gravity data (SG) from 2,074 samples collected from pegmatite, amphibolite, granofels, and dolerite rock types. Descriptive statistics for the SG from these rock types is shown in Table 11-19. To assign bulk density into the Central Lode and Kapanga block models, mean SG was coded into the waste rocks based on the data provided. Alluvial and fill material were assigned a nominal density of 1.8 g/cm3 and 1.5 g/cm3 based on reasonable average densities for these unconsolidated material types. For the pegmatite, Talison has previously utilized a regression analysis of the Li2O content to accurately calculate bulk density. This is developed from the pegmatite SG sampling and the extensive production history of the mine. The calculation of density for pegmatite is shown below:
Density (Pegmatite) = 0.071 * (Li2O) + 2.59
Bulk densities were assigned to the block model based on the values in Table 11-19. SRK considers the assignment of mean densities of the waste rocks reasonable, and the determination of the regression analysis for the Li2O - SG relationship satisfactory given its reliable use in production tracking and reporting as stated by Talison. All bulk densities are assumed to relate equally to SG for this study, with assumption of negligible moisture content in the hard rock at the time of blasting and mining.
Table 11-19: Specific Gravity Data by Rock Type – Bulk Density Assignment

	Model Bulk Density (g/cm3)	Count	Length	Mean SG	Standard Deviation	Coefficient of Variation	Variance	Minimum	Maximum
Rock Type		2074	1,819.44	2.81	0.17	0.06	0.03	1.59	3.98
A	3.03	254	206.97	3.03	0.13	0.04	0.02	2.38	3.98
D	2.98	198	149.31	2.98	0.15	0.05	0.02	2.53	3.71
G	2.93	91	73.32	2.93	0.17	0.06	0.03	2.60	3.17
P	Variable	1528	1,387.20	2.76	0.14	0.05	0.02	1.59	3.79
Alluvial	1.8	NA
Fill	1.5	NA
Source: SRK, 2020

The 31 December 2022 stockpile inventory are based on the surveyed volume multiplied by stockpile bulk density on 31 December. Mass calculations are based on crusher weightometer throughput (tonnes), truck count movements, and the distribution of oversize which is allocated an average bulk density of 1.8 g/cm3. SRK notes all stockpiles are utilized in the mineral reserve statement.
11.3.8    Reconciliation
The reconciliation of production data is utilized by SRK as validation against the volumetric depletion exercise. SRK compares the tonnes and grades estimated in the resource block model to annual production for the time period. Talison produces annual end of year pit surfaces which were used to flag the production periods in the block model and compare against the documented production from those periods. This comparison is generally dependent on the quality of the reconciliation done by site, and can be influenced by materials handling, stockpile movement, and operational challenges which locally may make the comparisons challenging.

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11.3.9    Resource Classification and Criteria
SRK has made reasonable efforts to model the geological complexity and estimate the mineral resources at a high level of detail, but the uncertainty of geological complexity and its effect on mining and processing of pegmatites is better assessed at the grade-control scale through short-range modeling. The mineral resources at the deposit scale are reported as Indicated and Inferred categories to convey the confidence in the geological continuity and grade consistency in the pegmatite. The largest source of uncertainty in the Central Lode and Kapanga models is the reliability of the local estimates and the accuracy of the lithological interpretation, both of which are influenced by drillhole spacing.
To assess this relative confidence, SRK considered a number of factors in the classification scheme. SRK considered:
•The geological complexity within the pegmatites
•The number of drillholes used in the estimate
•The average distances to the informing composites
•The slope of regression (SoR) for Li2O estimates as a measure of relative accuracy of the estimate as inputs to a script-based classification of the resource
•Final QP spatial review, manual digitizing of polylines, and modification of final classification
To classify the Central Lode deposit, SRK digitized polylines and generated smoothed classification wireframes which addressed the edge effects and artifacts of scripted classification. The general criteria for defining Indicated blocks in the Central Lode block model script is shown below. A graphical example of this process is shown in Figure 11-33. All resources estimated within the pegmatite which were not categorized as Indicated were assigned an Inferred category:
•Indicated resources – Central Lode Deposit:
oHigh Grade Domain:
->=Three Drillholes
-Average Distance of <= 180 m
-SoR >= 0.5
oLow Grade Domain:
->=Three Drillholes
-Average Distance of <= 40 m
-SoR >= 0.2

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Source: SRK, 2020
Figure 11-33: Central Lode Resource Classification

At the Kapanga deposit, Talison and SRK consider that the level of uncertainty enables Indicated and Inferred Resources to be defined but precludes the delineation of Measured Resources. Indicated and Inferred resource definition is defined as follow:
•Indicated resources – Kapanga Deposit:
oPegmatite Domain:
->=Three Drillholes
-Pass 1 estimate
-Extrapolated Distance of <= 30 m
-SoR >= 0.6

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•Inferred resources – Kapanga Deposit:
oPegmatite Domain:
-Within manual controlled boundary
-Extrapolated Distance of <= 50 m

An Indicated boundary was defined by delineating strings around areas where the drill spacing was regular, the majority of the blocks had been estimated using the first search pass, and the slope of regression exceeded 0.6. Extrapolation distances beyond the drilling was limited to approximately 20 to 30 m.
The Inferred boundary was generally interpreted approximately 20 to 50 m beyond the Indicated boundary, and in most places captured all of the modeled pegmatite. The Indicated and Inferred strings were linked to form wireframe surfaces that were used to assigned classification cells to the model cells. Figure 11-34 presents an example cross section showing the classification boundaries superimposed on the drillholes and the model cells color coded by slope of regression and search pass.

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10500 E
11000 E
Legend
Leg 0-1 0.1
[ABSENT]
[0,0.1]
[0.1,0.2]
[0.2,0.3]
[0.3,0.4]
[0.4,0.5]
[0.5,0.6]
[0.6,0.7]
[0.7,0.8]
[0.8,0.9]
[0.9,1.1]
1000 Elev

Red - Indicated boundary. Blue – Inferred boundary
Model blocks color-coded by slope of regression

10500 E
11000 E
Legend
CODE 0-3
[ABSENT]
[0]
[1]
[2]
[3]
1000 Elev

Red - Indicated boundary. Blue – Inferred boundary
Model blocks color-coded by search pass

Source: SRK, 2021
Figure 11-34: Kapanga Resource Classification - Section 11,600N

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11.4    Resource Cut-Off Grades Estimates
The mineral resource cut-off grade determination is based on assumptions and actual performance of the Greenbushes operation. SRK has utilized a mineral resource CoG of 0.7% which is elevated from a calculated resource economic CoG. SRK has decided to utilize the 0.7% Li2O CoG to align with current site practices.
Concentrate attributes and production cost inputs to the cut-off calculation are presented in Table 11-20. Recovery of a 6% Li2O concentrate is based on weight recovery calculations from actual operational data.
Pricing was assumed based on a review of historical price trends for the product (spodumene concentrate) supported by a market study (Chapter 16) and a strategy of utilizing an optimistic and longer-term resource price projection for the 20+ year mine life. This pricing was discussed with Albemarle and is consistent with resource pricing scenarios developed for other spodumene concentrate operations. It is the QP’s opinion that the selected pricing is reasonable for the purpose of declaring the mineral resources. Mineral resources have been calculated by SRK and are based on a spodumene concentrate sales price of US$1,650 CIF China, which is US$1,523/t of concentrate at the mine gate after deducting for transportation and government royalty.
SRK has utilized a mineral resource CoG of 0.7% which is elevated from an economic CoG. SRK has decided to utilize the 0.7% Li2O CoG to align with current site practices.
Table 11-20: Mineral Resource Economic Cut-Off Grade Calculation

Revenue	Units	Value
Cut-Off Grade	Li2O%	0.319
Mass Yield	T of 6% Li2O concentrate	0.02074
Price at Mine Gate	US$/t of 6% Li2O Concentrate	1,523
Total Revenue	US$/t-RoM	31.59
Costs
Incremental Ore Mining	US$/t-RoM	2.79
Processing	US$/t-RoM	23.35
G&A	US$/t- RoM	3.57
Sustaining Capital	US$/t-RoM	1.88
Total Cost	US$/t-RoM	31.59
Source: SRK, 2022
Notes:
•The Greenbushes mass yield equation varies based on the Li2O % grade and is subject to a 97% recovery limitation when the lithium oxide grade exceeds 5.5%. Mass yield varies as a function of grade and may be reported herein at lower mass yields than the chemical grade plant average.
•Incremental ore mining costs include RoM loader, rehandle from long-term stockpiles, grade control assays, and rock breaker. Full mining costs, including drilling, blasting, loading, hauling and overheads are not included in the CoG calculation but were included in the pit optimization. In the QP’s opinion this methodology for the cut-off grade calculation is appropriate because the pit limits have been established by economic pit optimization.
•Based on the internal constraints of the current operations, a nominal 0.7% Li2O CoG was utilized to report mineral resources.

11.5    Reasonable Prospects for Economic Extraction (RPEE)
It is SRK’s opinion that the Greenbushes mineral resource is amenable to open pit mining based on the historical mining completed on the property to date. SRK constrained the mineral resources to material above the resource CoG of 0.7% Li2O within an optimized economic pit shell produced using Maptek Vulcan software using the internal Lerch-Grossman (LG) algorithm. The optimized pit

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shell is designed to consider the ability of the resource tonnes to pay for the waste tonnes based on the input economics. The result is a surface or volume which constrains the resources but provides RPEE at the resource pricing revenue factor while utilizing the current pricing for overall inputs. Pit optimization inputs are noted as follows:
•Mine gate resource price assumption = US$1,523/t Li2O at 6% concentrate pricing.
•CGP1 weight recovery (mass yield) is based on Greenbushes’ mass yield formula. Mass yield varies as a function of grade and may be reported herein at lower mass yields than the CGP1 average.
•Pit slope (46 on the west wall and 42 on the east wall)
•0% mining dilution, 100% mining recovery
•US$4.54/t mining cost (average life-of-mine for ore and waste), US$23.35/t processing cost, US$3.57/t G&A cost, and US$1.88/t sustaining capital cost.
The resource pit is then used as a reporting constraint to exclude all mineralized tonnes from resource reporting which are external to this pit volume. SRK notes that the mineral reserves (Section 12) are constrained by a reserve pit. The reserve pit generally sits within the resource pit, although it locally extends beyond the limits of the resource pit due to more stringent design constraints such as ramps and subject to reserve economics. SRK also notes that the optimized pit for resource reporting is not limited by boundaries for mining infrastructure, and that no capital costs for movement or replacement of this infrastructure are assumed.
11.6    Uncertainty
As a baseline consideration for uncertainty and how it is discussed in this report, SRK notes that Greenbushes is an operating mine with a long history and extensive experience with the exploration, definition, and conversion of mineral resources to reserves which have been mined profitably. SRK has assessed the relative uncertainty in the quantity and quality of mineral resources for Greenbushes and mineral resource classification based on this assessment.
SRK considered multiple factors of uncertainty in the classification of resources on the Greenbushes property. Most importantly, there are no Measured resources stated despite the long production history and extensive detailed drilling and mapping. Reasons for this are as follows:
•The geological and inherent local variability of grade within the pegmatite body is highly variable in localized areas, and difficult to characterize to a Measured degree of certainty for a mineral resource.
•There is potential for dolerite dikes and internal waste rock to be incorporated into the pegmatite resulting in mine dilution. These geological features represent small-scale features which are not modeled at the deposit scale and have the potential to contaminate the pegmatite with iron (Fe2O3) that may deleteriously affect the recoverability and concentration of final product.
•There is a lack of long-term confidence in the definition of mineralization appropriate to produce higher value products such as technical grade concentrates. Greenbushes consistently produces technical grade concentrates, which on average, sell at a higher price than chemical grade concentrate and features a separate recovery facility. However, the

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detail needed to define and predict this material happens at the blasthole scale and is thus not reported in the long-term through the resource block model.
These geological factors are relevant to the overall confidence in the distribution of the quality and quantity of pegmatites and does not satisfy the definition of Measured resources at a long-term scale as reported herein. Greenbushes accounts for this variability operationally through detailed grade control drilling in near-term production areas, logging, and sampling of blastholes for integration into short range planning, selective mining of the deposit, and ore-sorting at the crusher to limit inputs from waste rock.
Indicated resources are those which are defined at a sufficient level of confidence to assume geological and grade continuity between points of observation. SRK notes that this characterizes the majority of the detailed drilling and sampling at Greenbushes, and that the modeling effort has been designed to incorporate all relevant geological information which supports these assumptions. Confidence assumptions built into the designation of Indicated mineral resources are based on geological consistency as noted through cross section and level plan view reviews, 3D observations of the modeling, similarity in drilling characteristics and thicknesses, model validation, and estimation quality metrics.
Uncertainty regarding lack of evidence for geological or grade continuity at the levels of the Indicated mineral resources is dealt with by categorizing this material as Inferred. In general, this typically suggests lack of continuity from at least two drillholes, extrapolated mineralization, high internal variance of Li2O grades (as determined through estimation quality metrics), or other factors. In short, there is sufficient evidence to imply geological or grade continuity for this material, but insufficient to verify this continuity. Inferred resources do not convert to mineral reserves during the reserve estimation process and are treated as waste in mine scheduling and reserve economic calculations.
Economic uncertainty associated with the resources is mitigated to a large degree by the nature of the Greenbushes mine functioning for many years, as well as the reasonable application of both a pit optimization and CoG assumptions for reporting. SRK has provided sensitivity tables and graphs for the mineral resources in the next section as grade tonnage curves.
11.7    Summary Mineral Resources
The Greenbushes mineral resource statement is based on the property-scale model comprised of the Central Lode and Kapanga deposit-scale models. This model has been updated to reflect revised pit optimization parameters for the December 31, 2022 effective date. These may reflect adjustments in economics, pit slope angles, or other factors which have not modified the June 30, 2020 input data such as drilling, geology models, or block models. All mineral resource statement calculations were performed using Leapfrog Geo software. The Greenbushes Mineral Resources are stated as in situ and exclusive of Mineral Reserves. (hard rock within an economic pit shell and above the assigned CoG). Table 11-21 shows the SEC defined mineral resources, exclusive of reserves. Resources are contained within the resource pit shell and include material above the Li2O CoG of 0.7% Li2O. The stockpile material is classified as Indicated and reports to mineral reserves.
SRK notes that this is not a multiple commodity resource. The only relevant commodity of interest for Albemarle is Li2O in the form of spodumene concentrate. Although, other elements have been estimated for the purposes of downstream materials characterization, in the opinion of the QP, none

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are considered deleterious to the point of exclusion from the mineral resources, and none are considered to be a co-product with economic value for the purposes of reporting.

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Table 11-21Error! No sequence specified.: Greenbushes Summary Mineral Resources Exclusive of Mineral Reserves as of December 31, 2022 Based on US$1,523/t of Concentrate at Mine Gate– SRK Consulting (U.S.), Inc.

Area	Category	100% Tonnes (Mt)	Attributable Tonnes (Mt)	Li2O (%)	Cut-Off (% Li2O)	Mass Yield	100% Concentrate Tonnes at 6.0% Li2O (Mt)	Attributable Concentrate Tonnes at 6% Li2O (Mt)	100% Li Metal in Concentrate (Kt)	Attributable Li Metal in Concentrate (Kt)
Resource Pit 2022	Indicated	44.4	21.8	1.53	0.7	16.4	7.3	3.6	203.0	99.5
	Inferred	57.7	28.3	1.15	0.7	11.3	6.5	3.2	181.1	88.7
Source: SRK, 2023
•Albemarle’s attributable portion of mineral resources is 49%.
•Mineral resources are reported exclusive of mineral reserves. Mineral resources are not mineral reserves and do not have demonstrated economic viability.
•Resources have been reported as in situ (hard rock within an optimized pit shell).
•Resources have been categorized subject to the opinion of a QP based on the quality of informing data for the estimate, consistency of geological/grade distribution, data quality, and have been validated against long term mine reconciliation.
•Resources which are contained within the mineral reserve pit design may be excluded from reserves due to an Inferred classification.
•All stockpiled resources have been converted to mineral reserves.
•Mineral resources are reported considering a nominal set of assumptions for reporting purposes:
oThe mass yield for resources processed through the chemical grade plants is estimated based on Greenbushes’ mass yield formula, which is Yield%=9.362*( Li2O %)^1.319, subject to a 97% recovery limitation when the Li2O grade exceeds 5.5%.
oDerivation of economic CoG for resources is based on the mine gate pricing of US$1,523/t of 6% Li2O concentrate. The mine gate price is based on US$1,650/t-conc CIF less US$127/t-conc for government royalty and transportation to China.
oCosts estimated in Australian Dollars were converted to U.S. dollars based on an exchange rate of 1.00AU$:0.72US$.
oThe economic CoG calculation is based on US$2.79/t-ore incremental ore mining cost, US$23.35/t-ore processing cost, US$3.57/t-ore G&A cost, and US$1.88/t-ore sustaining capital cost. Incremental ore mining costs are the costs associated with the RoM loader, stockpile rehandling, grade control assays and rockbreaker.
oThe price, cost and mass yield parameters produce a calculated resource economic CoG of 0.319% Li2O. However, due to the internal constraints of the current operations, an elevated resource CoG of 0.7% Li2O has been applied. SRK notes actual economic CoG is lower, but it is the QP’s opinion to use a 0.7% Li2O CoG to align with current site practices
oAn overall 42° (east side) and 46° (west side) pit slope angle, 0% mining dilution, and 100% mining recovery.
oResources were reported above the assigned 0.7% Li2O CoG and are constrained by an optimized 0.95 revenue factor pit shell.
oNo infrastructure movement capital costs have been added to the optimization.
•Mineral resources tonnage and contained metal have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding.
•SRK Consulting (U.S.) Inc. is responsible for the mineral resources with an effective date: December 31, 2022.

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11.7.1    Mineral Resource Breakdowns and Sensitivity
This section provides additional transparency and demonstrates resource sensitivity on the Greenbushes property. Given the 2022 inclusion of both the Central Lode and Kapanga deposits in the disclosure of mineral resources, Table 11-22 provides the relative breakdown of contributing resources by deposit on the Greenbushes property. As shown, the Central Lode comprises the majority of resource tonnage on the Greenbushes property.
Table 11-22: Deposit Contribution to Mineral Resources

Greenbushes Deposits	Resource Classification	100% Tonnes (Mt)	Contribution (%)	LI2O (%)
Kapanga	Indicated	7.1	16%	1.78
	Inferred	3.7	6%	1.96
Central Lode	Indicated	37.2	84%	1.48
	Inferred	53.9	93%	1.09
Total Property	Indicated	44.4		1.53
	Inferred	57.7		1.15
Source: SRK, 2022

To evaluate the sensitivity of the mineral resources to modification of the CoG, SRK generated a grade-tonnage curve and accompanying table (Table 11-23). This sensitivity to changes in the CoG is shown graphically in Figure 11-35.
Table 11-23: Grade Tonnage Sensitivities – Pit-Constrained Mineral Resources Exclusive of Reserves

Cut-off grade Li2O (%)	Tonnes ≥ cut-off (Mt)	Average Li2O grade ≥ cut-off (%)
0.0	245.0	0.8
0.1	242.8	0.8
0.2	221.6	0.8
0.3	185.5	0.9
0.4	155.3	1.0
0.5	133.6	1.1
0.6	115.8	1.2
0.7	102.1	1.3
0.8	89.5	1.4
0.9	77.4	1.5
1.0	66.7	1.6
1.1	57.4	1.6
1.2	47.7	1.7
1.3	39.7	1.8
1.4	32.9	2.0
1.5	26.7	2.1
1.6	21.6	2.2
1.7	18.1	2.3
1.8	15.0	2.4
1.9	12.5	2.5
2.0	10.6	2.6
Source: SRK, 2023
Mineral resources are reported exclusive of mineral reserves.

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Source: SRK, 2023
Figure 11-35: Grade-Tonnage Curve for Mineral Resources.

11.8    Opinion on Influence for Economic Extraction
SRK notes that the influence of the pit shell on the resource is significant, as mineralized material exists external to the shell. It is SRK’s opinion that additional resources may be developed with realization of additional confidence in material through additional technical evaluation work, higher commodities pricing, and lower costs. No boundaries or limitations were placed on the resource pit optimization scenario to account for infrastructure movement or other surface disturbance considerations, as these are considered modifying factors which are relevant to the mineral reserves. SRK is of the opinion that all relevant factors to the RPEE of mineral resources have been considered as a part of this study.

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12Mineral Reserve Estimates
The conversion of mineral resources to mineral reserves has been completed in accordance with SEC regulations CFR 17, Part 229 (S-K 1300). Mineral reserves were estimated based on a spodumene concentrate sales price of US$1,500/t of concentrate CIF China (or US$1,381/t of concentrate at the mine gate). The mineral reserves are based on PFS level study as defined in §229.1300 et seq.
The mineral reserve calculations for the Greenbushes Central Lode and Kapanga lithium deposits have been carried out by a Qualified Person as defined in §229.1300 et seq. SRK is responsible for the mineral reserves reported herein.
Greenbushes is an operating mine that uses conventional open pit methods to extract mineral reserves containing economic quantifies of Li2O to produce both chemical and technical grade spodumene concentrates.
12.1    Key Assumptions, Parameters, and Methods Used
The key mine design assumptions, parameters and methods are summarized as follows.
12.1.1    Resource Model and Selective Mining Unit
The in situ mineral resources used to define the mineral reserves are based on the SRK block model as described in Section 11 of this report. The block model is depleted to December 31, 2022. The SRK block model was used without modification, as the subblock size in the model matches the selective mining unit (SMU) size that was adopted for mine planning purposes.
12.1.2    Pit Optimization
The mineral reserves are reported within an ultimate pit design that was guided by pit optimization (Lerch-Grossman algorithm). The pit optimization considered only Indicated mineral resources as there are no in situ Measured resources in the SRK block model. Inferred resource blocks were assigned a Li2O% grade of zero prior to pit optimization and were treated as waste.
The overall pit slopes used for pit optimization are based on operational level geotechnical studies and range from 27° to 50°. This includes a 5° allowance for ramps and geotechnical catch benches.
Pit optimization parameters are shown in Table 12-1.

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Table 12-1: Pit Optimization Parameters

Parameter	Unit	Value
Mining Cost	US$/t-mined	Variable based on depth and material type (Average is US$5.49/t mined)
Processing Cost	US$/t ore	23.35
G&A Cost	US$/t ore	3.57
Sustaining Capital Cost	US$/t ore	1.88
Mass Yield	%	Variable based on Li2O grade (Average is 23.0%)
Gross Sales Price (CIF China)	US$/t of 6% Li2O Conc	1,500
Shipping, Transportation and Royalty	US$/t of 6% Li2O Conc	119
Net Sales Price (mine gate)	US$/t of 6% Li2O Conc	1,381
Discount Rate	%	8.0
Source: SRK, 2022
The Greenbushes mass yield equation is subject to a 97% recovery limitation when the Li2O grade exceeds 5.5%. The MS Excel equation used for pit optimization is "=IF(Li2O%>5.5,Li2O%/6*97%,9.362*Li2O%^1.319/100).

The mine planning process begins with pit optimization using preliminary estimates of costs, recoveries, and other input parameters. At the conclusion of the pit optimization, an economic pit shell is selected to guide the design of the final reserves pit. In this case, the revenue factor (RF) 0.30 pit shell was selected, which corresponds to a mine gate price of US$414/t of 6% Li2O. The mining schedule for the final reserves pit is then generated. Detailed mining costs (both operating expenditures and capital expenditures) are then calculated from the reserves mining schedule. Provided that the detailed mining costs are not materially different from the preliminary mining costs used for pit optimization, the pit optimization results are typically considered to be valid.
In this instance, the average preliminary mining cost used for pit optimization was US$5.49/t mined (this is the average corresponding to the RF 0.30 pit shell). The preliminary mining cost was estimated based on established mining, drilling and blasting contractor rates, along with estimates for mining overheads. We note that the mining cost applied to each block in the block model is variable depending on the depth of the block (i.e., deep blocks have longer haul pathways than shallow blocks and therefore the haulage cost for deep blocks is higher). Also, the mining costs vary depending on whether the material is ore, soft rock waste (which doesn’t require blasting), or hard rock waste (which does require blasting).
The average mining cost used in the Technical Economic Model (TEM) is AU$7.40/t. This cost was calculated from the final mining schedule and is shown in Table 18-5. Based on the modeled exchange rate (Table 19-2), this equates to US$5.33/t-mined (Table 19-5). In SRK’s opinion, the average preliminary mining cost of US$5.49/t-mined used for pit optimization is sufficiently close to the average final mining cost used in the TEM of US$5.33/t-mined. SRK notes that the preliminary average mining cost will never exactly match the final average mining cost used in the TEM because the mining planning process is iterative (i.e., changing the input parameters changes the pit shells, which changes the final pit design, which changes the schedule, which changes the detailed cost estimate). Also, the quantities (and ratios) of ore and waste in the final designed reserves pit are different from the quantities in the optimized pit shell because the final pit design includes ramps and other practical mine design features.

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A LoM sustaining capital allowance of US$1.88 per tonne of ore was used for the purposes of pit optimization and cut-off grade calculation. Because pit optimization is performed as a first step in the mine planning process, SRK typically relies on the most recent information that is available at the time when the pit optimization process commences. In this instance, SRK used the estimate of LoM annual sustaining capital costs for Greenbushes that was included in the 2023 budget provided by the Company. The budgetary estimate of average annual sustaining capital costs for Greenbushes in such budget was AU$21.6 M/y, or AU$2.62 per tonne of ore based on the LoM average 8.26 Mt/y processing rate. This cost was then converted to US$1.88 per tonne of ore based on an assumed exchange rate of 0.72 US$:AU$. SRK reviewed the budgetary projection of the sustaining capital costs for Greenbushes and determined that it was reasonable to rely thereon for the purposes of pit optimization and cut-off grade calculation.
Subsequent to pit optimization, design and scheduling, a detailed estimate of LoM sustaining capital costs was prepared as discussed in Section 18 of this report. The detailed estimate based on the final reserves was used in the TEM in Section 19.
It is noted that the other preliminary cost parameters used for pit optimization (processing cost, site G&A cost) may differ slightly from the final estimated costs used in the technical economic model (TEM) discussed in Sections 18 and 19 of this report. The differences in costs are not considered material.
The summary pit optimization results are shown in Table 12-2. The RF 0.30 pit shell was selected to guide the design of the ultimate reserves pit. This pit shell is highlighted as “Pit 3” in Table 12-2. The RF 0.30 pit corresponds to a mine gate price of US$414/t of 6% Li2O concentrate (i.e., 30% of the mine gate reserves price of US$1,381/t of 6% Li2O concentrate).
The reason that a relatively low revenue factor pit shell was selected to guide the design of the ultimate reserves pit is because of infrastructure and land ownership constraints that currently exist at the Greenbushes operation. If such constraints are removed at some point in the future, the Company will have the option selecting a higher revenue factor optimized pit shell, which would result in a larger ultimate reserves pit. In the QP’s opinion, the selection of a relatively low revenue factor pit shell (RF 0.30) is conservative and helps to de-risk the mine design because it results in a lower strip ratio than would otherwise be required for a higher revenue factor pit.

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Table 12-2: Summary Pit Optimization Results

Pit Shell	Revenue Factor	Mine Gate Selling Price (US$/t-conc)	Strip Ratio (w:o)	Total Ore + Waste (Mt)	Ore (Mt)	Waste (Mt)	6% Li2O Concentrate (Mt)	Mass Yield (%)	Diluted Grade (Li2O%)
1	0.20	276	2.50	332.3	95.1	237.2	24.8	26.1	2.14
2	0.25	345	2.93	481.5	122.6	358.9	30.0	24.4	2.03
3	0.30	414	3.55	703.4	154.6	548.8	35.6	23.0	1.94
4	0.35	483	3.84	798.5	165.0	633.5	37.4	22.6	1.91
5	0.40	552	4.03	879.0	174.6	704.3	38.7	22.2	1.88
6	0.45	621	4.20	934.8	179.8	755.0	39.5	21.9	1.86
7	0.50	691	4.45	1,014.3	186.3	828.0	40.4	21.7	1.85
8	0.55	760	4.62	1,066.2	189.7	876.5	40.9	21.6	1.84
9	0.60	829	4.83	1,134.8	194.5	940.3	41.5	21.3	1.82
10	0.65	898	4.94	1,166.0	196.4	969.6	41.8	21.3	1.82
11	0.70	967	5.04	1,197.1	198.1	999.0	42.0	21.2	1.81
12	0.75	1,036	5.25	1,255.9	200.8	1,055.1	42.4	21.1	1.81
13	0.80	1,105	5.44	1,303.4	202.4	1,101.0	42.6	21.1	1.80
14	0.85	1,174	5.50	1,320.5	203.2	1,117.3	42.7	21.0	1.80
15	0.90	1,243	5.57	1,338.2	203.8	1,134.4	42.8	21.0	1.80
16	0.95	1,312	5.62	1,352.7	204.5	1,148.3	42.9	21.0	1.80
17	1.00	1,381	5.66	1,364.6	205.0	1,159.6	42.9	20.9	1.80
18	1.05	1,450	5.71	1,379.0	205.5	1,173.5	43.0	20.9	1.80
19	1.10	1,519	5.73	1,384.5	205.6	1,178.8	43.0	20.9	1.80
20	1.15	1,588	5.84	1,410.6	206.2	1,204.5	43.1	20.9	1.80
21	1.20	1,657	5.86	1,415.2	206.3	1,208.9	43.1	20.9	1.79
22	1.25	1,726	5.88	1,419.5	206.4	1,213.1	43.1	20.9	1.79
23	1.30	1,795	5.88	1,421.2	206.5	1,214.7	43.2	20.9	1.79
Source: SRK 2022
Optimized Pit 3 (the revenue factor 0.30 pit) was selected to guide the design of the final reserves pit.

12.1.3    Ultimate Pit and Phase Design
A 3D mine design based on optimized Pit 3 (RF 0.30) was completed using Vulcan software and is the basis for the in situ mineral reserves. The reserves pit has been designed with 10 m benches, variable bench widths, variable face angles and overall wall angles of between 27° and 50°. Local berm angles vary with local ground conditions and in some areas a double bench is applied (20 m bench height with zero catch bench). Ramp width is 20 m for single-way and 32 m for two-way traffic. The ramp gradient is 1:10. The ultimate pit floor is designed at 860 mRL, with a maximum wall height of approximately 480 m. The pit has been designed with a dual ramp system with exits on both the east and west walls. Figure 12-1 is a plan view of the final pit design that was used for mineral reserves, and Figure 12-2 is a section view through the middle part of the final design pit.

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N
12800 N
12300 N
11800 N
11300 N
10800 N
9500 E
10000 E
10500 E
11000 E

Source: SRK, 2022
Figure 12-1: Plan View of the Ultimate Pit Design

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Source: SRK, 2022
Figure 12-2: Section View of Ultimate Pit Design (12,100N) – Central Lode and Kapanga

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Phase design resulted in a total of fourteen phases being designed, with the ultimate reserves pit representing the fourteenth and final phase. Figure 12-3 shows the location of the fourteen pit phases in plan view. Figure 12-4 is a sectional view though the northern part of the ultimate pit showing multiple nested phases. Figure 12-5 is a plan view of the ultimate pit and the final waste rock dumps.

N
12800 N
12300 N
11800 N
11300 N
10800 N
9500 E
10000 E
10500 E
11000 E
13
4b
10
1
3
8
6
5
2
14
7
9
11
12
4

Source: SRK, 2022
Figure 12-3: Plan View of Phase Design (14 Phases)

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Source: SRK, 2022
Figure 12-4: Section View of Phase Design (12,100N) – Central Lode and Kapanga

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Source: SRK, 2022
Figure 12-5: Greenbushes Final Pit and Waste Dump Design in Plan View

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12.2    Modifying Factors
Modifying factors are the factors that are applied to Indicated and Measured mineral resources to establish the economic viability of mineral reserves. For Greenbushes, the modifying factors include mining dilution, mining recovery, processing recovery (mass yield), and application of a cut-off grade (CoG). The CoG incorporates processing recovery and operating costs (mining, processing, G&A) and is applied to the diluted grade of each Indicated and Measured block inside the reserves pit. Each of the modifying factors is discussed below.
12.2.1    Mining Dilution and Mining Recovery
Based on reconciliation data for prior resource block models, the Greenbushes operation has historically applied a 95% grade factor and 100% mining recovery to the mineral reserves. The 95% grade factor was intended to account for, among other things, external dilution introduced by the mining process. SRK is of the opinion that this 95% grade factor should be applied to all ore blocks and, accordingly, the year-end 2022 mineral reserves adopt this historical factor.
The SRK resource block model includes 2.7% internal dilution for all Indicated resource subblocks (5 m by 5 m by 5 m) inside the reserves pit. Including this internal dilution, the total block dilution is 7.7% (5% + 2.7%) for all blocks. The global mining recovery applied is 93%. The mining recovery is applied by targeting edge blocks that have greater than 2.3% Fe2O3. Any blocks above 2.3% Fe2O3 are removed from the ore reserves estimation. This results in the removal of approximately 11.4 Mt of edge blocks with high iron content (high iron content in the mill feed is detrimental to processing plant performance).
SRK is of the opinion that these mining dilution and mining recovery adjustments are appropriate for the conversion of Indicated mineral resources to Probable mineral reserves.
12.2.2    Processing Recovery
Processing recovery is discussed in Section 14 of this report. For the purposes of converting mineral resources to mineral reserves, two mass yield (MY) equations were applied.
•For reserves that will be processed through the technical grade plant, the mass yield of concentrate was determined at the block level by applying the Greenbushes mass yield equation. (LoM MY is 37.5%).
•For reserves that will be processed through the chemical grade plants, the mass yield (MY) of concentrate was determined by applying the Greenbushes mass yield equation. (LoM MY is 22.2%). Where the lithium oxide grade is greater than 5.5%, a maximum recovery of 97% is applied.
Although Greenbushes produces a technical grade product from the current operation, it is assumed that the reserves reported herein will be sold as a chemical grade product. This assumption is necessary because feed for the technical grade plant is currently only defined at the grade control or blasting level. Therefore, it is conservatively assumed that concentrate produced by the technical grade plant will be sold at the chemical grade product price (US$1,381/t of 6% Li2O concentrate at the mine gate).

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12.2.3    Reserves Cut-Off Grade Estimate
The CoG estimation is based on assumptions and actual performance of the Greenbushes operation. Concentrate attributes and production cost inputs to the cut-off calculation are presented in Table 12-3. Recovery of a 6% Li2O concentrate is based on the previously noted weight recovery calculations from actual operational data.
The basis for the reserves price forecast is discussed in Section 16 of this report. Considering forecast operating costs, predicted mass yield and the forecast sales price, SRK calculated an economic CoG of 0.344% Li2O. However, based on the internal constraints of the current operations, a nominal 0.7% Li2O CoG was utilized to report mineral reserves.
Drilling, blasting, loading, hauling and mining overhead costs are excluded from the CoG calculation for in situ material because the pit design was guided by economic pit optimization. I.e., only incremental ore mining costs (RoM loader, rehandle from long-term stockpiles, grade control assays, and rock breaking) were considered in the decision whether to send material to the waste dump or to the processing plant. Because an incremental ore mining cost is used in the cut-off grade calculation, the value in Table 12-3 (US$2.79 per tonne of ore) is different from the average full mining cost shown in Table 19-5 (US$5.33 per tonne of ore and waste mined).
The processing recovery is discussed in Section 14 of this report and is summarized in Section 12.2.2 in the text that precedes Table 12-3. The mass yield equation used in the cut-off grade calculation is dependent on the LiO2% grade as follows:
Mass yield % =IF(Li2O%>5.5,Li2O%/6*97%,9.362*Li2O%^1.319/100)
Pursuant to this equation, where the lithium oxide grade is greater than 5.5%, a maximum recovery of 97% is applied This CoG was applied to both in situ and stockpile material, although SRK notes that stockpiles are generally used to augment other material types for processing during active mining.
It is important to note that the pit optimization process determines the economic potential of the reserves pit, given the costs involved in moving every block inside the optimized pit shell to some location, either a waste dump in the case of a waste block or an ore stockpile in the case of an ore block. For this reason, the mining cost used in the cut-off grade calculation is an incremental ore mining cost rather than the full mining cost.

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Table 12-3: Reserves Economic Cut-Off Grade Calculation

Revenue	Units	Value
Cut-Off Grade	Li2O%	0.344
Mass Yield	t of 6% Li2O Concentrate	0.02287
Price at Mine Gate	US$/t of 6% Li2O Concentrate	1,381.00
Total Revenue	US$/t-RoM	31.59
Costs
Incremental Ore Mining	US$/t-RoM	2.79
Processing	US$/t-RoM	23.35
G&A	US$/t- RoM	3.57
Sustaining Capital	US$/t-RoM	1.88
Total Cost	US$/t-RoM	31.59
Source: SRK, 2022
•The Greenbushes mass yield equation varies based on the Li2O% grade and is subject to a 97% recovery limitation when the lithium oxide grade exceeds 5.5%. Mass yield varies as a function of grade and may be reported herein at lower mass yields than the chemical grade plant average.
•Incremental ore mining costs include RoM loader, rehandle from long-term stockpiles, grade control assays, and rock breaker. Full mining costs, including drilling, blasting, loading, hauling and overheads are not included in the CoG calculation but were included in the pit optimization and technical economic model. In the QP’s opinion this methodology for the cut-off grade calculation is appropriate because the pit limits have been established by economic pit optimization.
•Based on the internal constraints of the current operations, a nominal 0.7% Li2O CoG was utilized to report mineral reserves.
•RoM denotes material that is designated as process plant feed.

12.2.4    Material Risks Associated with the Modifying Factors
In the opinion of SRK as the QP, the material risks associated with the modifying factors are:
•Product Sales Price:
oThe price achieved for sales of spodumene concentrates is forecast based on predicted supply and demand changes for the lithium market on the whole. There is considerable uncertainty about how future supply and demand will change which will materially impact future spodumene concentrate prices. The reserve estimate is sensitive to the potential significant changes in revenue associated with changes in spodumene concentrate prices.
•Mining Dilution and Mining Recovery:
oThe mining dilution estimate depends on the accuracy of the resource model as it relates to internal waste dilution/dikes identification. Due to the spacing of the resource drillholes, it is not possible to identify all of the waste dikes the operation will encounter in the future. SRK studied the historical dilution factors and applied a 3D dilution halo around ore and waste contact blocks. This is accurate as long as the resource model identifies all the waste dikes; however, it is known that this is not always possible with the resource drilling. If an increased number of waste dikes are found in future mining activities, the dilution may be greater than estimated because there will be more ore blocks in contact with waste blocks. This would potentially introduce more waste into the plant feed, which would decrease the feed grade, slow down the throughput and reduce the metallurgical recovery. A potential mitigation would be to mine more selectively around the waste dikes, although this would result in reduced mining recovery.
•Impact of Currency Exchange Rates on Production Cost:
oThe operating costs are modeled in Australian dollars (AU$) and converted to US$ within the cash flow model. The foreign exchange rate assumption for the cash flow model was

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provided by Albemarle. If the AU$ strengthens, the cash cost to produce concentrate would increase in US$ terms and this could potentially reduce the mineral reserves estimates.
•Geotechnical Parameters:
oGeotechnical parameters used to estimate the mineral reserves can change as mining progresses. Local slope failures could force the operation to adapt to a lower slope angle which would cause the strip ratio to increase and the economics of the pit to change.
•Processing Plant Throughput and Mass Yields:
oThe forecast cost structure assumes that the technical grade plant and the two existing chemical grade plants remain fully operational and that the estimated mass yield assumptions are achieved. Moreover, it is assumed that two additional chemical grade plants will be constructed in the future. If one or more of the plants does not operate in the future, the cost structure of the operation will increase. If the targeted mass yield is not achieved, concentrate production will be lower. Both of these outcomes would adversely impact the mineral reserves.
12.3    Summary Mineral Reserves
The conversion of Indicated mineral resources to Probable mineral reserves has been completed in accordance with CFR 17, Part 229 (S-K 1300). Mineral reserves were estimated based on a spodumene concentrate (6% Li2O) price of US$1,500/t of concentrate CIF China or US$1,381/t of concentrate at the mine gate. The reserves are based on a reserves pit that was guided by pit optimization. Appropriate modifying factors have been applied as previously discussed. The positive economics of the mineral reserves have been confirmed by LoM production scheduling and cash flow modeling as discussed in sections 13 and 19 of this report, respectively.
Table 12-4 shows the Greenbushes mineral reserves as of December 31, 2022.

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Table 12-4: Greenbushes Summary Mineral Reserves at December 31, 2022 Based on US$1,381/t of Concentrate Mine Gate – SRK Consulting (U.S.), Inc.

Classification	Type	100% Tonnes (Mt)	Attributable Tonnes (Mt)	Li2O%	Mass Yield (%)	Attributable Concentrate (Mt)	Attributable Concentrate (Mt)	100% Li Metal in Concentrate (Kt)	Attributable Li Metal in Concentrate (Kt)
Probable Mineral Reserves	In situ	153.1	75	1.91	22.2%	34.0	16.7	947.8	464.4
	Stockpiles	4.0	2.0	1.99	22.2%	0.9	0.4	24.4	11.9
	In situ + Stockpiles	157.1	77.0	1.91	22.2%	34.9	17.1	972.2	476.4
Source: SRK, 2022
Notes to Accompany Mineral Reserve Table
•Albemarle’s attributable portion of mineral resources and reserves is 49%.
•Mineral reserves are reported exclusive of mineral resources.
•Indicated in situ resources have been converted to Probable reserves.
•Measured and Indicated stockpile resources have been converted to Probable mineral reserves.
•Mineral reserves are reported considering a nominal set of assumptions for reporting purposes:
oMineral reserves are based on a mine gate price of US$1,381/t of chemical grade concentrate (6% Li2O).
oMineral reserves assume 93% global mining recovery.
oMineral reserves are diluted at approximately 5% at zero grade for all mineral reserve blocks in addition to internal dilution built into the resource model (2.7% with the assumed selective mining unit of 5 m x 5 m x 5 m).
oThe MY for reserves processed through the chemical grade plants is estimated based on Greenbushes’ mass yield formula, which is Yield%=9.362*(Li2O%)^1.319, subject to a 97% recovery limitation when the Li2O grade exceeds 5.5%. The average LoM mass yield for the chemical grade plants is 22.2%.
oThe MY for reserves processed through the technical grade plant is estimated based on Greenbushes’ mass yield formula, which is Yield%=(31.792* Li2O %)–80.809. There is approximately 3.2 Mt of technical grade plant feed at 3.7% Li2O. The average LoM mass yield for the technical grade plant is 37.5%.
oAlthough Greenbushes produces a technical grade product from the current operation, it is assumed that the reserves reported herein will be sold as a chemical grade product. This assumption is necessary because feed for the technical grade plant is currently only defined at the grade control or blasting level. Therefore, it is conservatively assumed that concentrate produced by the technical grade plant will be sold at the chemical grade product price.
oDerivation of economic CoG for reserves is based on mine gate pricing of US$1,381/t of 6% Li2O concentrate. The mine gate price is based on US$1,500/t-conc CIF less US$119/t-conc for government royalty and transportation to China.
oCosts estimated in Australian Dollars were converted to U.S. dollars based on an exchange rate of 1.00AU$:0.72US$.
oThe economic CoG calculation is based on US$2.79/t-ore incremental ore mining cost, US$23.35/t-ore processing cost, US$3.57/t-ore G&A cost, and US$1.88/t-ore sustaining capital cost. Incremental ore mining costs are the costs associated with the RoM loader, stockpile rehandling, grade control assays and rockbreaker.
oThe price, cost and mass yield parameters produce a calculated economic CoG of 0.344% Li2O. However, due to the internal constraints of the current operations, an elevated mineral reserves CoG of 0.7% Li2O has been applied.
oThe CoG of 0.7% Li2O was applied to reserves that are constrained by the ultimate pit design and are detailed in a yearly mine schedule.
oStockpile reserves have been previously mined and are reported at a 0.7% Li2O CoG.
•Waste tonnage within the reserve pit is 701.5 Mt at a strip ratio of 4.58:1 (waste to ore – not including reserve stockpiles)
•Mineral reserve tonnage, grade and mass yield have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding:
oMt = millions of metric tonnes
oReserve tonnes are rounded to the nearest hundred thousand tonnes
•SRK Consulting (U.S.) Inc. is responsible for the mineral reserves with an effective date: December 31, 2022.

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13Mining Methods
Greenbushes is an operating mine that uses conventional open pit methods to extract mineral reserves containing economic quantities of Li2O to produce both chemical and technical grade spodumene concentrates. Historically there was underground and open pit mining at Greenbushes, but the mineral reserves and LoM plan are based only on open pit mining.
Figure 13-1 illustrates the current status of the Greenbushes Central Lode open pit.
Source: SRK, 2022
Figure 13-1: Greenbushes Central Lode Pit as of December 31, 2022

13.1.1    Current Mining Methods
The material encountered at Greenbushes is a combination of weathered material within the first 20 to 40 m with a small transition zone followed by fresh rock. The weathered zone is loosely consolidated sand which can be mined without the need for drilling and blasting. Mineralization is not present in the

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weathered zone thus drilling for the purposes of ore control and waste classification is not necessary. Sand and historical waste dumps are mined without blasting.
Drilling and blasting are required in all hard rock (both ore and waste). Drilling and blasting services are performed by a contractor (currently Action Drilling and Blasting) with explosives supplied by Orica. Production drilling is performed with Atlas Copco T45 and D65 drills with hole diameters ranging in diameter from 115 mm to 165 mm depending on material type and application. Blasthole depth in waste is 10 m (plus subdrill) and 5 m in ore (plus subdrill). Grade control is performed by reverse circulation (RC) drills rigs that drill 137 mm diameter holes that are sampled on 2.5 m intervals.
Flitch height is variable. Waste is typically mined on a 10 m flitch. Ore is typically mined on 5 m flitches.
A contractor (SG Mining Pty Ltd) provides all necessary equipment and operating/maintenance personnel for the load and haul operations. The load and haul contractor’s current main equipment fleet is shown in Table 13-1.
Table 13-1: Load and Haul Contractor Mining Fleet

Make	Model	Type	No. of Units
Komatsu	PC1250-8	Excavator	2
Caterpillar	6015B	Excavator	3
Caterpillar	988G/H/K	Loader	6
Caterpillar	992K	Loader	1
Caterpillar	777F/G	Dump Truck (90t)	16
Caterpillar	D10R/T	Dozer	3
Caterpillar	16G/H	Grader	2
Caterpillar	IT28B	Tool Carrier	1
Caterpillar	930K	Tool Carrier	1
Caterpillar	777F	Watercart	2
Caterpillar	330GC	Rockbreaker	3
Hino	-	Service Truck	2
Source: Talison, 2021

Ore is taken to the RoM pad where it is stockpiled according to ore type, mineralogical characteristics and grade. Waste is taken to the waste dump to the east of the pits.
13.2    Parameters Relevant to Mine Designs and Plans
13.2.1    Geotechnical
Slope stability and bench design analyses have been conducted by Pells Sullivan Meynink Consult Pty (PSM) on the 2019 pit design to assess the stability of pit slopes during operations. The existing slope performance is typically good with no instances of inter-ramp failures which is supported by prism data. Bench-scale instabilities and rockfall are the principal geotechnical hazards which are managed operationally. Slope stability analyses include kinematic assessments, limit equilibrium and FEM stability analyses and rockfall assessments.
The adopted slope design acceptance criteria include:
•Bench face angles of 10% to 30% probability of undercutting
•Inter-ramp slope angles of 3% to 5% probability of undercutting
•Inter-ramp slope factor of safety greater than 1.2

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•Overall slope factor of safety greater than 1.5
Results of PSM’s analyses showed that the 2019 pit design met the above stability acceptance criteria. PSM noted that the west hangingwall is higher risk than the east footwall because the ore plunges beneath the west wall and each push back must remain stable to recover the reserves.
Recent work by PSM (PSM2193-060R, 2/2021) reevaluated the geotechnical model with all the existing data. The result of this work was updated slope design parameters summarized in Table 13-2.
Table 13-2: Slope Design Parameters for Kapanga Pit

Slope Design Sector	Inter-Ramp Angle (°)	Bench Configuration
		Bench Face Angle (°)	Bench Height (m)	Berm Width (m)
Waste Dumps	12 to 14°	Single batter configuration
Weathered Zone (< 30 m height)	40°
Weathered Zone (> 30 m and < 50 m height)	30°
		40	20	11
KEW 1	38°	50	20	8.5
KEW 2	42°	55
KWW	55°	75
Source: Talison, 2021

Key risks that were identified by PSM were:
•The bullnose was a stability risk. SRK has removed the bullnose in the current pit design.
•Hydrogeological conditions, particularly in relation to bench face stability due to pore pressures and dewatering. SRK has recommended additional work be done on hydrogeological conditions before the pit wall gets through the weathered zone.
•The character and orientation of the PB Geology Interpretation structures in the recent geological model in the Central Lode west and east walls have a high degree of uncertainty and may impact the slope design. SRK has recommended that as stripping begins the geologists/geotechnical engineers evaluate the consistency and orientation of these structures.
PSM recommended that additional work should be conducted on hydrogeological conditions because pore pressures will reduce wall stability, especially where structures form wedges and when large precipitation periods persist. Safety risks are focused on rockfall events because benches are only 8.5 m wide, and a high percent of loose boulders can make it to the working floor. Future monitoring should include radar such that minor events can be used to predict more major rockfall events thereby mitigating safety risks.
Updated Stability Analysis
SRK has reanalyzed pit slope stability with the SRK reserve pit design described in Section 12. The following is a description of the analyses input, assumptions and results.
Two-dimensional limit equilibrium stability analyses were conducted along critical cross sections of the 2020 pit design. The most recent 3D geologic solids developed in Leapfrog were imported to Vulcan as was the 3D ultimate pit shell. Cross sections were cut in Vulcan and exported as DXF files into the Rhino visualization program so that re-orientation would allow the 2D model to be in X,Y coordinates. The cross sections were imported to the RocScience Slide (2018) limit equilibrium program. Metric units were used for the analysis.

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The stability solution is based on Spencers’ method of slices where the slope was discretized into 50 slices and 75 iterations were used to compute the balance of forces. A non-circular search path was used with over 5000 potential failure surfaces. The results are presented as the minimum factor of safety (FoS) potential failure surface.
Material properties were taken from Table 25 in PSM for the Upper Weathered Zone (Mohr-Coulomb behavior), Kapanga Pegmatite, Granofels, Lower East Amphibolite and North West Dolerite (each Hoek-Brown behavior). The critical cross section locations for the stability analyses are identified in Figure 13-2.
Source: SRK 2021
Figure 13-2: Plan View of 3D 2020 Ultimate Pit with Slope Stability Cross Section Locations

Table 13-3 is a summary of the results. These results indicate that all the sections analyzed have a FoS greater than the minimum acceptable criteria. The reduced strength case assumed an approximate 10% strength reduction by reducing the cohesion of the Upper Weathered Zone by 10% and reducing the GSI values for the other rock units by about five points. Results of the stability analyses are provided in detail in SRK (2020).

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Table 13-3: Summary of Limit Equilibrium Stability Analysis Minimum Factor of Safety

Section	Location	Average Strength		Reduced Strength
		Global FoS	Local FoS	Global FoS	Local FoS
A	North West C3 Highwall	2.5		2.2
B	South East C2 Highwall	3.9		3.4
C	East C1 Wall	7.5	1.4	6.2	1.3
D	South West C2 Highwall	3.1	1.8	2.5	1.8
Source: SRK 2021

Potential Geotechnical Risks
The greatest gap appears to be hydrogeology data and analyses. Slope performance section of the PSM report has no descriptions of seeps or wet spots and slope stability analyses only considered dewatering of 10 m within bench face.
During mining, Greenbushes might encounter voids from historic workings. There is no discussion in the PSM report about whether workings are flooded, or elevation of workings compared to piezometer estimates of groundwater levels.
The weathered zone at the surface has the potential to continue to move, especially if the zone is saturated. It is essentially a soil. It will be important to monitor gradual movements and have operations occasionally clear benches, especially on the steeper west wall and during the wet season.
The 2019 proposed inter-ramp angles are more aggressive (by 5° to 7°) than previously proposed, even though no new data has been collected. Although slope factors of safety are still higher than the minimum acceptance criteria, the steeper slopes could result in increased rockfall events
The PSM geotechnical report makes no mention of current blasting practices and their impact on bench stability. Blasting practices should be reviewed.
Stability of the bullnose between the Cornwall pit and Central pit has not been examined for stability. This is important, especially because this is the area where the historic underground workings are located. These workings could have an adverse impact on the overall stability of the deeper northwest wall of the Central pit, especially if groundwater interaction is involved.
The most recent 2022 pit designs have not significantly changed from the 2020 pit slopes. In SRK’s opinion the above analysis is applicable to the current design.
13.2.2    Hydrological
The low hydraulic conductivity of the resource hosting rocks, and lack of significant aquifer storage, decreases operational concerns for mine dewatering. Dewatering to date has been managed through in-pit sumps and pumping to remove passive groundwater inflow and storm event precipitation. Current passive groundwater inflow to the pit is less than 10 L/s. Due to the low hydraulic conductivity of the host rocks, pore pressure may be a concern, however this has been adequately managed to date with the installation of lateral drains as necessary. Proposed expansion will not change the appropriateness of the current inflow management strategy within the pit, nor the adequacy based on the current available data.
Surface water, primarily in the form of short-term flow from precipitation events, is managed through a network of natural and engineered drainages to direct capture of precipitation behind five dams (Cowan, Brook, Southampton/Austin’s Dam, Clear Water Dam, Clear Water Pond, and Tin Shed Dam).

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These structures serve to feed several water supply impoundments across the mine site, water not used in site operations is released through evaporation or very slow seepage through the clay underlining.
All water usage on site is derived from capture of surface water run-off and groundwater production from removal of passive groundwater inflow to the pit. There are no groundwater production wells to support mine operations.
Potential Hydrologic Risks
The primary hydrology concern is the availability of water to support mining operations. The mine water supply is limited by the annual precipitation, storage capacity behind dams, and overall efficiency of the surface water management system to recycle water from the TSFs. The infrastructure has adequately performed to date, supplying sufficient water to support mine operations. However, due to these potentially limiting factors, additional surface water storage facilities may need to be constructed to support expansion of operations. Section 15.6 further discusses mine water supply and infrastructure.
13.3    Mine Design
13.3.1    Pit Design
Pit optimization and design are discussed in detail in Section 12 of this report. The major design parameters used for the open pit are as follows:
•Ramp grade = 10%
•Full ramp width = 30 to 32 m (approximately 3x operating width for Cat 777F/G)
•Single ramp width = 20 m for up to 60 m vertical or six benches
•Minimum mining width = 40 m but targets between 100 m to 150 m
•Flat switchbacks
•Bench heights, berm widths and bench face angles in accordance with current site-specific design criteria
Figure 13-3 illustrates the LoM reserves pit design and associated ramp system. Ramp locations targeted saddle points between the various pit bottoms with ramps also acting as catch benches for geotechnical purposes. Each bench has at least one ramp for scheduling purposes.

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Source: SRK, 2022
Figure 13-3: LoM Pit Design

Grade Tonnage
Table 13-4 details the grade tonnage at various cut-offs within the reserves pit design. The CoG used for reserves is 0.7 Li2O%.

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Table 13-4: Grade Tonnage Curve within the Reserves Pit (5% Diluted) – Current Stockpiles Not Included

Cut-off	Diluted Li2O%	Tonnage	Fe2O3%
0.30	1.80	165,508,419	1.03
0.40	1.84	162,028,007	1.03
0.50	1.86	159,047,290	1.03
0.60	1.89	156,243,555	1.03
0.70*	1.91	153,447,888	1.03
0.80	1.93	149,939,860	1.03
0.90	1.96	145,942,524	1.02
1.00	2.00	141,270,397	1.02
1.10	2.04	135,470,757	1.01
1.20	2.09	128,091,745	1.01
1.30	2.14	120,381,040	1.00
1.40	2.20	111,724,054	0.98
1.50	2.27	102,408,933	0.97
1.60	2.34	93,484,855	0.96
1.70	2.42	84,340,667	0.94
1.80	2.49	75,622,519	0.92
1.90	2.57	67,754,725	0.91
2.00	2.64	60,637,981	0.90
2.10	2.72	53,944,013	0.89
Source: SRK 2022
* Cut-off of 0.7% of Li2O defines the in situ mineral reserves

Phase Design Inventory
The ultimate pit has been broken into fourteen mine phases for sequenced extraction in the LoM production schedule. The design parameters for each phase are the same as those used for the ultimate pit including assumed ramp widths. Phase designs were constructed by splitting up the ultimate pit into smaller and more manageable pieces, while still ensuring each bench within each phase has ramp access. The phases have been developed by balancing mining constraints with the optimum extraction sequence suggested by pit optimization results presented previously.
The phases and direction of extraction allow for multiple benches on multiple elevations with a sump always available for pit dewatering. This means that during periods of heavy rainfall, perched benches will be available for extraction.
Once the phases have been designed, solid triangulations are created for each phase as they cut into topography from previous phases. These solid phases are then shelled (cut) on a 10 m lift height. These shells form a bench within each phase and represent the basic unit that is scheduled for the LoM production plan.
Table 13-5 details the phase inventory that formed the basis of the LoM production schedule.

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Table 13-5: Phase Inventory (December 31, 2022 to End of Mine Life)

PHASE_ID	Total Mt	Ore Mt [1]	Waste Mt	Inferred Waste Mt	Li2O% Diluted	FE2O3%
PH_01	1.50	1.4	0.1	-	3.52	0.47
PH_02	6.90	4.4	2.4	0.1	2.44	1.17
PH_03	16.40	7.9	8.1	0.4	2.03	1.04
PH_04	2.30	1.8	0.4	0.1	2.17	0.79
PH_04B	0.70	0	0.6	0.1	1.22	1.63
PH_05	110.60	32.8	76.8	0.9	2.21	1.06
PH_06	97.40	22.5	73	1.9	1.88	1.06
PH_07	86.20	13.2	71.3	1.8	1.75	1.04
PH_08	13.90	1	12.9	-	1.65	0.84
PH_09	29.40	4.4	25	0	1.65	0.94
PH_10	39.00	5.8	33.2	-	1.84	0.92
PH_11	130.20	14.3	115.7	0.2	2.02	0.87
PH_12	25.00	3.7	20.7	0.6	1.92	1
PH_13	131.80	17.5	111.5	2.9	1.45	1.25
PH_14	163.50	22.5	134.2	6.8	1.68	0.96
Total	854.70	153.1	685.8	15.7	1.91	1.03
Source SRK, 2022
1 An additional 4.0 Mt of existing stockpile material as of December 31, 2022, is not included in the phase design

13.4    Mining Dilution and Mining Recovery
Based on reconciliation data for prior resource block models, the Greenbushes operation has historically applied a 95% grade factor and 100% mining recovery to the mineral reserves. The 95% grade factor was intended to account for, among other things, external dilution introduced by the mining process. SRK is of the opinion that this 95% grade factor should be applied to all ore blocks and, accordingly, the year-end 2022 mineral reserves adopt this historical factor.
The SRK resource block model includes 2.7% internal dilution for all Indicated resource subblocks (5 m x 5 m x 5 m) inside the reserves pit. Including this internal dilution, the total block dilution is 7.7% (5% + 2.7%) for all blocks. The global mining recovery applied is 93%. The mining recovery is applied by targeting edge blocks that have greater than 2.3% Fe2O3. Any blocks above 2.3% Fe2O3 are removed from the ore reserves estimation. This results in the removal of approximately 11.4 Mt of edge blocks with high iron content (high iron content in the mill feed is detrimental to processing plant performance).
SRK is of the opinion that these mining dilution and mining recovery adjustments are appropriate for the conversion of Indicated mineral resources to Probable mineral reserves.
13.5    Production Schedule
The LoM production is inherently forward-looking and relies upon a variety of technical and macroeconomic factors that will change over time and therefore is regularly subject to change. The schedule is based on December 31, 2022 pit topography, and the mine was scheduled on a quarterly basis for the full LoM timeframe. Bench sinking rates were limited to eight benches per phase per year.
Figure 13-4 through Figure 13-8 show the mine and mill metrics on a yearly basis.

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Source: SRK, 2022
LoM values are provided in Table 19-12.
Figure 13-4: Mining and Rehandle Profile

Source: SRK, 2022
LoM values are provided in Table 19-12.
Figure 13-5: Feed Grade by Plant

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Source: SRK, 2022
LoM values are provided in Table 19-12.
Figure 13-6: Combined Process Plant Throughput and Grade (TECH, CPG1, CPG2, CPG3 and CPG4)

Source: SRK, 2022
LoM values are provided in Table 19-12.
Figure 13-7: Concentrate Production by Plant (TECH, CPG1, CPG2, CPG3 and CPG4)

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Source: SRK, 2022
LoM values are provided in Table 19-12
Figure 13-8: Long-Term Ore Stockpile Size

The LoM production schedule is detailed in Table 13-6.

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Table 13-6: LoM Production Schedule -Expit and Mill Concentrate Production

In-Pit RoM Summary	Total	1-Jan-23	1-Jan-24	1-Jan-25	1-Jan-26	1-Jan-27	1-Jan-28	1-Jan-29	1-Jan-30	1-Jan-31	1-Jan-32	1-Jan-33	1-Jan-34	1-Jan-35	1-Jan-36	1-Jan-37	1-Jan-38	1-Jan-39	1-Jan-40	1-Jan-41	1-Jan-42
		31-Dec-23	31-Dec-24	31-Dec-25	31-Dec-26	31-Dec-27	31-Dec-28	31-Dec-29	31-Dec-30	31-Dec-31	31-Dec-32	31-Dec-33	31-Dec-34	31-Dec-35	31-Dec-36	31-Dec-37	31-Dec-38	31-Dec-39	31-Dec-40	31-Dec-41	31-Dec-42
RoM (t)	153,144,457	4,000,000	6,000,000	6,000,000	7,600,000	8,762,500	9,150,000	9,150,000	9,150,000	9,150,000	9,150,000	9,150,000	8,567,037	9,150,000	9,150,000	9,150,000	6,166,582	8,428,708	9,150,000	5,990,925	128,706
RoM Li2O (%)	1.91	2.77	2.16	2.18	2.08	2.18	2.27	2.11	1.81	1.82	1.90	1.73	1.59	1.79	1.90	1.83	1.63	1.48	1.58	2.08	2.13
Strip Ratio (w:o)	4.58	5.89	5.70	5.67	5.58	4.86	4.66	4.66	4.66	4.66	4.66	4.66	5.54	4.66	4.66	3.47	7.34	3.91	1.81	1.62	1.23
Total Mill Feed Tonnes [1]	157,081,508	4,617,126	4,644,548	5,890,243	6,908,715	9,175,218	9,375,324	9,490,652	9,490,652	9,490,652	9,140,606	9,115,632	9,115,632	9,115,632	9,140,606	9,115,632	9,115,632	8,752,566	9,140,606	6,117,127	128,706
Mill Feed Li2O (%)	1.91	2.27	2.25	2.17	2.14	2.07	2.13	2.02	1.97	1.93	1.80	1.75	1.70	1.74	1.95	1.81	1.93	1.55	1.58	2.06	2.13
Mill Feed Mass Yield (%)	22.22	26.48	26.38	25.59	25.21	24.48	25.58	23.66	22.86	22.32	20.75	19.94	19.23	19.91	23.07	21.07	22.79	17.04	17.38	24.93	25.82
TECH Produced	1,202,596	137,004	137,302	140,522	140,621	133,106	88,447	140,998	138,105	146,489	0	0	0	0	0	0	0	0	0	0	0
CGP 01 Produced	10,606,423	606,108	603,660	611,639	620,704	610,833	604,534	593,599	605,355	605,983	490,777	492,996	502,541	506,745	527,241	495,073	496,327	462,997	486,351	649,722	33,237
CGP 02 Produced	9,515,478	479,414	484,185	486,007	495,827	497,073	592,802	504,616	502,633	494,504	519,111	472,427	440,044	457,537	632,303	520,010	577,939	426,496	456,909	475,641	0
CGP 03 Produced	8,009,703	0	0	268,907	484,556	529,774	585,314	498,254	507,578	524,500	509,175	480,011	462,560	486,501	608,527	484,276	505,743	374,372	393,351	306,305	0
CGP 04 Produced	5,567,197	0	0	0	0	475,743	526,764	507,796	416,248	346,717	377,814	371,880	348,057	364,139	340,490	421,324	497,679	227,830	251,634	93,082	0
Source: SRK 2022
1 Includes expit RoM and approximately 4 Mt of existing stockpiles.

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Bench Sinking Rate
Table 13-7 shows the benches mined from each pit/phase on an annual basis. In SRK’s opinion, the sinking rate is reasonable.

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Table 13-7: LoM Yearly Bench Sinking Rates (Number of 10-m-High Benches Mined per Phase per Year)

Year	PH_01	PH_02	PH_03	PH_04	PH_05	PH_06	PH_07	PH_08	PH_09	PH_10	PH_11	PH_12	PH_13	PH_14
2023	6.0	5.3	3.0	2.0	5.2	4.2	4.0	1.0	2.0	2.0	3.0	2.0	-	-
2024	-	3.7	4.1	1.6	0.8	1.8	2.0	2.0	2.0	1.0	1.0	1.0	-	-
2025	-	-	6.8	-	4.6	-	1.0	-	-	1.0	1.0	1.0	-	-
2026	-	-	0.1	-	5.7	1.0	-	-	-	-	0.9	1.0	6.0	-
2027	-	-	0.0	-	3.7	3.0	4.0	0.2	-	-	-	3.0	1.0	-
2028	-	-	0.0	-	3.6	2.0	2.0	-	-	-	-	2.0	0.2	8.0
2029	-	-	2.0	-	5.5	2.8	2.0	1.8	2.0	-	-	2.0	0.8	1.0
2030	-	-	-	3.4	2.0	4.2	3.2	3.0	3.0	1.6	-	4.0	-	-
2031	-	-	-	-	0.9	7.1	2.8	-	0.8	0.9	1.0	3.0	1.0	1.0
2032	-	-	-	-	-	5.9	-	-	-	1.9	2.3	-	2.0	2.0
2033	-	-	-	-	-	2.7	-	-	3.2	5.1	1.7	-	2.0	2.0
2034	-	-	-	-	-	2.3	8.0	-	-	2.4	2.4	-	2.5	-
2035	-	-	-	-	-	-	2.7	-	-	-	6.0	-	1.0	1.0
2036	-	-	-	-	-	-	-	-	-	-	6.9	-	2.5	4.5
2037	-	-	-	-	-	-	5.3	-	-	-	4.7	-	4.4	2.1
2038	-	-	-	-	-	-	4.0	-	-	-	-	-	6.9	5.1
2039	-	-	-	-	-	-	-	-	-	-	-	-	3.7	7.6
2040	-	-	-	-	-	-	-	-	-	-	-	-	-	4.9
2041	-	-	-	-	-	-	-	-	-	-	-	-	-	8.0
2042	-	-	-	-	-	-	-	-	-	-	-	-	-	0.7
Source: SRK 2022

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13.6    Waste Dump Design
Waste for the final pit will be distributed between the main dump to the east of the pits (East Dump), the southern pit backfill and the Kapanga pit backfill. The current East Dump design has a final slope angle of 11 to 12° overall. This is to support concurrent reclamation to final configuration. The pit backfill dumps have been assumed to be dumped at steeper angles and can then be dozed into the pit bottom to achieve desired reclaimed slope angles.
SRK has designed the waste dump to match the waste volumes in the LoM production schedule. Table 13-8 shows the volumetrics including the 27% compacted swell factor. Figure 12-5 in Section 12 of this report shows the final waste dump design and location in relation to the open pit. In the future it is possible that part of the waste dump will need to be relocated due to potential additional resources within its footprint.
Table 13-8: Waste Dump Capacities

Dump	Capacity
Loose Cubic Meters (27% Swell Factor Compacted)
East Waste Dump	202,271,062
South Pit Backfill	46,696,295
Kapanga Pit Backfill	72,321,527
Total	321,288,883
Source: SRK 2022

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14Processing and Recovery Methods
Greenbushes currently has two ore crushing facilities (CR1 and CR2) and three ore processing plants which includes the Technical Grade Plant (TGP), Chemical Grade Plant-1 (CGP1) and Chemical Grade Plant-2 (CGP2) with a nominal capacity of 4.5 Mt/y of pegmatite feed to produce a nominal 1.3 Mt/y of spodumene concentrates (chemical and technical grades). This section provides a discussion of the operation and performance of the CR1, CR2, TGP, CGP1 and CGP2. In addition, Greenbushes is currently constructing Chemical Grade Plant-3 (CGP3), which is based on the CGP2 design. CGP3 is scheduled to come on-line during Q2 2025. Greenbushes also has plans to construct Chemical Grade Plant-4 (CGP4), which will also be based CGP2 design. CGP4 is currently planned to commence production during Q1 2027.
14.1    Technical Grade Plant (TGP)
TGP is a relatively small plant that processes approximately 350,000 t/y of ore at an average grade of about 3.8% Li2O and produces about 150,000 t of spodumene concentrate products. The TGP produces a variety of product grades identified as SC7.2, SC6.8, SC6.5 and SC5.0 (specifications for each grade are presented in Section 14-7). There are two sub-products for SC7.2 designated as Premium and Standard, and these products carry the SC7.2P and SC7.2S designation. TGP can be operated in two different production configurations as shown in Figure 14-1. When operating in configuration 1 TGP produces SC7.2, SC6.8 and SC5.0 products. Configuration-1 can be split into two subsets, producing either SC7.2P or SC7.2S. When operating in configuration 2, the coarse processing circuit (SC5.0 circuit) and flotation concentrate circuit are combined to produce SC6.5 and SC6.8 products All products, with the exception of SC6.8 are shipped in 1,000 kg bags or in bulk. SC6.8 is shipped only in 1,000 kg bags
.

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Source: Greenbushes 2020
Blue Represents Configuration-1 and Blue + Red Represents Configuration 2
Figure 14-1: Simplified TGP Flowsheet

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TGP has a current maximum sustainable feed rate of 50 dry tonnes per hour if maximum production for SC5.0 is required (configuration 1) and a maximum feed rate of 35 dry tonnes per hour if the SC5.0 circuit is off-line (configuration 2).
Feed to TGP is defined primarily by Li2O grade and the iron grade that will achieve the final product iron quality specification for SC7.2. The iron grade for the plant feed is governed by mineralogy and is modeled using oxides of manganese, calcium, potassium, sodium and lithium in plant feed.
The TGP process flowsheet is shown in Figure 14-2 and incorporates the following unit operations:
•Crushing
•Grinding
•Classification
•Flotation
•Magnetic separation
•Filtration
•Drying

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Source: Greenbushes, 2022
Figure 14-2: TGP Process Flowsheet

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14.1.1    Crushing
TGP ore is crushed in crushing plant -1 (CR1), which serves both the TGP and CGP1. The CR1 plant and operation and flowsheet is discussed in Section 14.2.
14.1.2    Grinding and Classification Circuit
TGP feed is blended with a front-end loader and fed by conveyor to a primary screen. Oversize from the screen is fed into a ball mill with the ball mill discharge reporting back to the primary screen fitted with a 3 mm screen. The +3 mm screen fraction is returned to the ball mill and the -3 mm fraction is subjected to low intensity magnetic separation to remove iron mineral contaminants, which are discarded to tailings. The nonmagnetic fraction is screened at 0.7 mm with Derrick Stacksizers. The -3 mm +0.7 mm fraction is recirculated back to the grinding circuit and the -0.7 mm fraction is advanced to the hydraulic classification circuit. The classifier underflow is processed in the coarse processing circuit and the classifier overflow is advanced to the fine processing circuit.
14.1.3    Coarse Processing Circuit
The coarse classifier underflow is advanced to the coarse processing circuit where it is first deslimed and then processed through a spiral gravity circuit to produce a rougher tantalum gravity concentrate that is further upgraded on shaking tables to produce a final tantalum gravity concentrate. The gravity circuit tailings are screened at 0.8 mm on a safety screen and then dewatered with hydrocyclones and filtered on a horizontal belt filter to produce the SC5.0 product (glass grade product). The SC5.0 product is then dried in a fluid bed dryer and then subjected to a final stage of magnetic separation to remove any remaining iron contaminants. The final SC5.0 product is then conveyed to a 180 t storage silo pending packaging and shipment. It should be noted that the coarse processing circuit is operated only to fill market demand for the SC5.0 product and can be bypassed when SC5.0 production is not required.
14.1.4    Fines Processing Circuit
The classifier overflow is advanced to the fines processing circuit where it is first deslimed and then subjected to two stages of reagent conditioning prior to spodumene rougher flotation. The spodumene rougher flotation concentrate is further upgraded with two stages of cleaner flotation. The spodumene cleaner flotation concentrate is then attritioned and processed through both low intensity magnetic separation (LIMS) and wet high intensity magnetic separation (WHIMS) to remove iron mineral contaminants. The nonmagnetic spodumene concentrate is filtered on a horizontal belt filter and then dried in a fluid bed drier. Dried concentrate from the lower portion of the fluid bed drier is final SC7.2 product which is conveyed to a 250 t storage silo pending packaging and shipment. The fine fraction that discharges from the upper portion of the fluid bed drier is classified in an air classifier. The classifier underflow is the SC6.8 product, which is conveyed to a storage silo. The air classifier overflow is captured in a baghouse and subsequently recycled back to the process.
14.1.5    Control Philosophy
A process control system (PCS) provides an operator interface with the plant and equipment. A programmable logic controller (PLC) and operator workstations communicate over a fiber optic Ethernet link and are linked to the workstations in CGP1. The PCS controls the process interlocks, and PID control loop set-point changes are made at the operator interface station (OIS). Local

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control stations are located in the field proximal to the relevant drives. The OIS’ allow drives to be selected to local or remote via the drive control popup. Statutory interlocks such as emergency stops are hardwired and apply in all modes of operation.
14.2    Chemical Grade Plant-1 Crushing and Processing Plants
The Chemical Grade Plant-1 (CGP1) process flowsheet includes the following major unit operations to produce chemical grade spodumene concentrates:
•Crushing
•Grinding and classification
•Heavy media separation
•WHIMS
•Coarse mineral flotation
•Regrinding
•Regrind coarse mineral flotation
•Fine mineral flotation
•Concentrate filtration
•Final tailings thickening and storage at the TSF
14.2.1    Crushing Circuit (CR1)
CR1 provides crushed ore to both the TGP and CGP1. The CR1 flowsheet is shown in Figure 14-3. RoM ore is delivered from the mine to the RoM storage bin. Ore is drawn from the RoM bin using a variable speed plate feeder that feeds a vibrating grizzly with bars spaced at 125 mm. The +125 mm grizzly oversize fraction reports to a Metso C160 primary jaw crusher, where it is crushed before recombining with the -125 mm grizzly undersize on the crusher discharge conveyor. The crusher discharge conveyor conveys the crushed ore to a second vibrating grizzly. The grizzly oversize fraction is fed to the secondary crusher. The grizzly undersize fraction and the secondary crusher discharge are combined and then conveyed to a double-deck banana screen. The oversize from the top deck is conveyed to a tertiary cone crusher which is operated in closed circuit with the banana screen. The oversize from the bottom deck is conveyed to two quaternary cone crushers which are also operated in closed circuit with the banana screen. The -12 mm bottom deck screen undersize is the final crushed product, which is conveyed to a 4,200 t (live capacity) fine ore stockpile (FOS). A weightometer is installed ahead of the FOS feed conveyor to monitor and record the crushing plant production rate and overall tonnage of crushed ore delivered to the FOS. The crushing circuit is controlled from a dedicated LCR located within the main crushing building.

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Source: Greenbushes, 2022
Figure 14-3: CR1 Crushing Plant Flowsheet

14.2.2    Chemical Grade Plant-1 (CGP1)
CGP1 has been upgraded over the years to process ore at the design rate of 2 Mt/y of crushed ore and during 2022 produced almost 575 kt/y of spodumene concentrate grading 6% Li2O from ore containing 2.7% Li2O. CGP1 produces concentrates from heavy media separation (HMS), coarse flotation and fine flotation circuits which are combined as a single product. A simplified flowsheet for CGP1 is shown in Figure 14-4.

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Source: Greenbushes, 2022
Figure 14-4: CGP1 Process Flowsheet

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Grinding and Classification
Plant feed is conveyed to the grinding circuit and is first screened on the primary vibrating screen. The screen oversize feeds a 3.6 m diameter by 4.06 m long ball mill which is operated in closed circuit with the primary screen. The screen undersize is then advanced to the primary screening circuit that consists of four five-deck Derrick Stacksizers. The Stacksizers serve to classify the ground ore into four size fractions. The coarsest fraction is processed in the HMS circuit, and the intermediate size fractions are processed by WHIMS followed by hydro-classification and then very coarse and coarse flotation. The fine screen fraction is processed by WHIMS and fine flotation. The screen undersize is too fine to process and is disposed of in the TSF. Several stages of classification throughout the flowsheet serve to remove the very fine fraction (slimes) that would otherwise interfere with the process.
HMS Circuit
The coarsest size fraction is processed in an HMS cyclone at a slurry feed specific gravity of about 2.55 which is adjusted with ferrosilicon to the correct specific gravity. The high specific gravity sink product is screened and washed to remove residual ferrosilicon and then filtered on a horizontal vacuum filter. The HMS float product is advanced to the regrind circuit for further processing.
WHIMS and Coarse Flotation
The intermediate-coarse screen fraction is processed by WHIMS to remove magnetic contaminants. The magnetic fraction is waste and sent to the TSF thickener. The nonmagnetic fraction is classified into coarse and very coarse fractions which are processed in separate flotation circuits to recover spodumene flotation concentrates, which are then filtered on horizontal vacuum filters as finished concentrate. The tailings from both the coarse and very coarse flotation circuits are advanced to the regrind circuit for further processing.
WHIMS and Fine Flotation
The intermediate-fine screen fraction is processed by WHIMS to remove magnetic contaminants. The magnetic fraction is waste and sent to the tailing thickener and then to the TSF. The nonmagnetic fraction is processed in a fine flotation circuit to recover spodumene flotation concentrate, which is then filtered as finished concentrate. The fine flotation tailing is waste and is sent to the tailing thickener and then to the TSF.
Regrinding and Regrind Flotation
The HMS float product and coarse and very coarse flotation tailings are reground and then classified into two size fractions. The coarse size fraction is processed in the regrind flotation circuit to produce a finished flotation concentrate which is then filtered and stockpiled in the concentrate storage bin. The regrind flotation tailing is recycled back to the regrind ball mill. The fine size fraction is processed in the fine flotation circuit. The fine flotation concentrate is filtered and sent to the concentrate storage bin. The fine flotation tailing is a waste product which is thickened and disposed of in the TSF.
Tailings Thickening
Tailings are thickened and the thickener underflow is pumped to the TSF, and thickener overflow is recycled as process water back to the process.

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14.3    Chemical Grade Plant-2 Crushing and Processing Plants
Crushing plant-2 (CR2) is a new crushing facility that was commissioned during 2019 and 2020 to provide crushed ore to CGP2. CGP2 is a new chemical grade processing plant that was commissioned during 2019 and 2020. CGP2 was designed to process 2.4 Mt/y of ore at an average grade of 1.7% Li2O to produce final concentrates containing greater than 6% Li2O and meet the specification for Greenbushes’ SC6.0 product. The flowsheet is very similar to CGP1 but was designed with a number of modifications based on HPGR (high pressure grinding rolls) comminution studies and CGP1 operational experience. A schematic flowsheet for CGP2 is shown in Figure 14-5. The most notable modifications include:
•Replacement of the ball mill grinding circuit with HPGRs
•Plant layout to simplify material flow and pumping duties
•Orientation of the HMS circuit to allow the sinks and floats products to be conveyed to the floats WHIMS circuit and sinks tantalum circuit
•Locating the coarse flotation circuits above the regrind mill to allow flow steams to gravity feed directly into the mill
•Orientation of the fines flotation cells in a staggered arrangement to allow the recleaner and cleaner flotation tails to flow by gravity into the cleaner and rougher cells, respectively
•Orientation of the concentrate filtration circuit to allow the sinks to be conveyed to the sinks filter
•Provision for sufficient elevation for the deslime and dewatering cyclone clusters to gravity feed to the thickener circuits located at ground level

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Source: Greenbushes, 2022
Figure 14-5: CGP2 Process Flowsheet

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14.3.1    Crushing Plant-2 (CR2)
Ore is crushed to 80% passing (P80) 25 mm in a two-stage crushing circuit with a nominal feed capacity of 500 t/h, sufficient to crush 2.4 Mt/y on a 4,800 hours/y schedule, which allows for additional crushing capacity if it is needed. RoM ore is truck-hauled to the RoM pad and is stored next to the RoM bin in separate stockpiles of varying ore types and grades to facilitate blending of the feed into the crushing plant.
The RoM bin is fed from the various ore stockpiles with a front-end loader and is protected by a grizzly with bars on a 670 mm spacing. A dedicated rock breaker is provided to break grizzly oversize material. Feed to the RoM bins is controlled by a “dump–no dump” traffic signal mounted on the RoM pad adjacent to the RoM bin. The traffic signal is controlled by a level sensor mounted above the RoM bin and by the crusher operator.
Ore is drawn from the RoM bin using a variable speed apron feeder which feeds a vibrating grizzly with grizzly bars on a 100 mm spacing. The +100 mm grizzly oversize fraction reports to a Metso C160 primary jaw crusher, where it is crushed and combined with the grizzly undersize on the crusher discharge conveyor.
The primary crushed ore is then screened on a double-deck banana screen. The screen oversize fractions are conveyed to the secondary feed bin which feeds the secondary cone crusher. The undersize fraction (P80 25 mm) is conveyed to the fine ore stockpile ahead of the HPGR circuit. The fine ore stockpile has a “live” capacity of 7,200 t and total capacity of approximately 56,000 t. A weightometer is installed ahead of the fine ore stockpile to monitor and record the crushing plant production rate and overall tonnage of crushed ore delivered to the fine ore stockpile. The crushing circuit is controlled from a dedicated LCR controller located within the main crushing building.
14.3.2    Chemical Grade Plant-2 (CGP2)
HPGR Circuit
The HPGR circuit is fed from the fine ore stockpile by a single reclaim conveyor and conveyed to HPGR feed bins via a series of transfer conveyors. Two HPGR’s are installed in a duty/standby configuration. HPGR feed rate is measured by a weightometer on the HPGR feed transfer conveyor and is controlled to a set-point by independently varying the speed of the reclaim feeders. The HPGR product reports to the primary screens where the ore is separated into screen undersize, which enters the wet plant, and oversize which is recycled back to the HPGR. The HPGR circuit serves to crush the ore to -3 mm prior to processing in CGP2
Plant Feed Preparation
The -3 mm HPGR product is advanced to the primary screening circuit that consists of five-deck Derrick Stack Sizers. The stack sizers serve to screen the HPGR product into four size fractions. The coarsest screen fraction is processed in the HMS circuit, the intermediate size fractions are processed by WHIMS followed by hydro-classification and very coarse and coarse flotation. The fine screen fraction is processed by WHIMS and fine flotation. The screen undersize is too fine to process and is disposed of in the TSF.

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HMS Circuit
The coarsest size fraction is processed in an HMS cyclone at a slurry feed specific gravity of about 2.55, which is adjusted with ferrosilicon to the correct specific gravity. The HMS sink product is further processed by WHIMS. The nonmagnetic WHIMS product is finished concentrate and is screened and washed to remove residual ferrosilicon and then filtered on a horizontal vacuum filter. The HMS float product is processed by WHIMS and advanced to the regrind circuit for further processing.
WHIMS and Coarse Flotation
The intermediate-coarse size fraction is processed by WHIMS to remove iron contaminants. The magnetic fraction is waste and sent to the TSF thickener. The nonmagnetic fraction is classified into coarse and very coarse fractions which are processed in separate flotation circuits to recover spodumene flotation concentrates. The flotation concentrates are filtered on horizontal vacuum filters and stockpiled in the concentrate storage bin. The tailings from both the coarse and very coarse flotation circuits are advanced to the regrind circuit for further processing.
Regrinding and Regrind Flotation
The HMS float product and the coarse and very coarse flotation tailings are reground and then classified into two size fractions. The coarse size fraction is processed in the regrind flotation circuit to produce a finished flotation concentrate which is then filtered and stockpiled in the concentrate storage bin. The regrind flotation tailing is recycled back to the regrind ball mill. The fine size fraction is processed in the fine flotation circuit.
WHIMS and Fine Flotation
The intermediate-fine size fraction is processed by WHIMS to remove iron contaminants. The magnetic fraction is waste and sent to the tailing thickener and then to the TSF. The nonmagnetic fraction is processed in a fine flotation circuit to recover spodumene flotation concentrate, which is then filtered as finished concentrate. The fine flotation tailing is waste and is sent to the tailing thickener and then to the TSF.
Tailings Thickening
Tailings are thickened and the thickener underflow is pumped to the TSF, and thickener overflow is recycled as process water back to the process.
14.4    CGP1 and CGP2 Mass Yield and Recovery Projection
Greenbushes has developed mass yield models for both CGP1 and CGP2 which are used to predict concentrate mass yield and lithium recovery, based on ore grade, into concentrates containing 6% Li2O. The mass yield models were developed from on an analysis of CGP1 plant performance at different feed grades. Greenbushes’ Yield % model for CGP1 is given as:
CGP1 Yield Model
Yield % = 9.362 * (Plant Feed Li2O%) 1.319
Greenbushes’ yield model for CGP2 is based on the CGP1 yield model but includes provision for additional lithium recovery based on the use of HPGR’s for plant feed comminution as opposed to

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ball mill grinding as practiced in CGP1. The provision for incrementally higher lithium recovery in CGP2 is based on a metallurgical evaluation conducted by Greenbushes and the expectation that fewer unrecoverable fines will be generated during comminution with an HPGR compared to ball mill grinding. Greenbushes’ Yield % model for CGP2 is given as:
CGP2 Yield Model
Yield % = 9.362 * (Plant Feed Li2O%) 1.319 + (0.82 * Plant Feed Li2O%)
Predicted mass yield and lithium recoveries versus ore grade are shown Table 14-1 for both CGP1 and CGP2 (assuming final concentrate grade of 6% Li2O). At the average planned feed grade of 2.5% Li2O, the mass yield for CGP1 is estimated at 31.4% and lithium recovery is estimated at 75.2%. At the design feed grade of 1.7% Li2O for CGP2 the mass yield for is estimated at 20.2% and lithium recovery is estimated at 71.5%.
Table 14-1: CGP1 and CGP2 Model Yield and Li2O Recovery vs. Feed Grade

Feed Li2O%	CGP1		CGP2
	Yield (%)	Li2O Recovery (%)	Yield (%)	Li2O Recovery (%)
0.5	3.8	45.0	4.2	49.9
0.6	4.8	47.7	5.3	52.6
0.7	5.8	50.1	6.4	55.1
0.8	7.0	52.3	7.6	57.2
0.9	8.1	54.3	8.9	59.2
1.0	9.4	56.2	10.2	61.1
1.1	10.6	57.9	11.5	62.8
1.2	11.9	59.5	12.9	64.5
1.3	13.2	61.1	14.3	66.0
1.5	16.0	63.9	17.2	68.8
1.6	17.4	65.3	18.7	70.2
1.7	18.9	66.5	20.2	71.5
1.8	20.3	67.8	21.8	72.7
1.9	21.8	68.9	23.4	73.9
2.0	23.4	70.1	25.0	75.0
2.1	24.9	71.2	26.6	76.1
2.3	28.1	73.3	30.0	78.2
2.2	26.5	72.2	28.3	77.2
2.3	28.1	73.3	30.0	78.2
2.4	29.7	74.3	31.7	79.2
2.5	31.4	75.2	33.4	80.2
2.6	33.0	76.2	35.1	81.1
2.7	34.7	77.1	36.9	82.0
2.8	36.4	78.0	38.7	82.9
2.9	38.1	78.9	40.5	83.8
3.0	39.9	79.7	42.3	84.7
Source: Greenbushes and SRK, 2020

14.5    TGP Performance
TGP performance for the period 2017 - 2022 is summarized in Table 14-2. During this period ore tonnes processed ranged from 343,760 to 373,643 t (excluding 2020 production which was impacted by Covid) and ore grades ranged from 3.72% to 3.96% Li2O. Overall lithium recovery ranged from 69.8% to 75.1% into six separate products (SC7.2-Standard, SC7.2-Premium, SC6.8, SC6.5, SC6.0 and SC5.0). Overall mass yield during this period ranged from 38.4% to 44.9%. Mass yield and

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lithium recovery are estimated based on mass yield and recovery equations developed by SRK from actual production, which are given as follows:
Li2O Recovery = 24.658 * Li2O% - 22.504    (R2 = 0.9986)
Mass Yield = 31.792 * Li2O - 80.809         (R2 = 0.9838)
As shown in Table 14-2, there is good agreement between actual and estimated lithium recoveries. The TGP lithium mass yield and recovery equations have been used in resource and reserve modeling to provide estimates of TGP mass yield and lithium recovery at various ore grades in the mine plan.
Table 14-2: Production Summary for the Technical Grade Plant (TGP)

CGP-1	2017	2018	2019 [1]	2020	2021	2022
Feed Tonnes	343,760	363,462	373,643	232,055	354,075	370,893
Feed (Li2O%)	3.96	3.93	3.75	3.72	3.88	3.94
Conc. Tonnes
SC7.2 - Standard	42,063	56,919	56,387	37,470	43,146	52,995
SC7.2 - Premium	35,808	26,621	23,164	13,349	28,749	32,518
SC6.8	12,340	13,380	11,063	9,115	13,156	14,762
SC6.5	12,718	14,183	14,532	14,536	21,381	3,266
SC6.0	6,190	1,322	849	257	917	12,549
SC5.0	45,200	47,735	40,529	14,478	46,757	47,244
Total Conc.	154,319	160,160	146,524	89,205	154,106	163,334
Avg. Conc. (Li2O%)[1]	6.62	6.64	6.68	6.94	6.55	6.49
Mass Yield (%)	44.9	44.1	39.2	38.4	43.5	44.0
Li2O Recovery (%)	75.1	74.5	69.8	71.6	73.4	72.5
Model Yield (%)	45.1	44.1	38.5	37.5	42.5	44.5
Model Recovery (%)	75.1	74.4	70.0	69.2	73.2	74.6
Source: Greenbushes, 2022
1.Calculated

14.6    CGP1 Performance
The performance of CGP1 for the period 2016 to 2022 is summarized in Table 14-3. Ore tonnes processed during this period ranged from 1.18 Mt to 1.83 Mt with ore grades ranging from 2.46 to 2.70% Li2O. During 2022 CGP1 processed 1.79 Mt of ore at an average grade of 2.69% Li2O with 72.1% of the contained lithium recovered into concentrates averaging 6.06% Li2O. CGP1 plant performance is also compared to Greenbushes’ yield model for CGP1 in Table 14-3. Greenbushes’ CGP1 yield model provides an estimate of plant performance and is used in resource and reserve modeling to provide estimates of mass yield and lithium recovery at various ore grades in the mine plan. SRK notes that during 2021 and 2022 Greenbushes’ yield model over predicted mass yield by about 2%. This may be due to the impact of processing of weathered ore during this period.

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Table 14-3: Summary of CGP1 Production

Year	Ore		Concentrate		Li2O Recovery (%)		Yield (%)
	Tonnes	Li2O%	Tonnes	Li2O%	Actual	Model	Actual	Model
2016	1,184,572	2.51	355,199	6.08	72.7	76.3	30.0	31.5
2017	1,652,259	2.46	492,151	6.04	73.2	75.4	29.8	30.7
2018	1,817,853	2.49	563,883	6.04	75.3	75.6	31.0	31.2
2019	1,659,148	2.70	565,438	6.05	77.0	77.8	34.1	34.7
2020	1,401,625	2.51	435,772	6.06	74.9	76.1	31.1	31.5
2021	1,834,719	2.57	570,343	6.08	73.4	76.9	31.1	32.5
2022	1,795,316	2.69	574,876	6.06	72.1	77.8	32.0	34.5
Source: Greenbushes, 2022

14.7    CGP2 Performance
CGP2 commissioning began during September 2019 and continued through April 2020 and was then shut down and put on care and maintenance during the period of March 2020 to April 2021 due to market demand considerations. CGP2 was then put back into production during May 2021. CGP2 performance during 2021 (May-Dec) and 2022 is summarized in Table 14-4 and compared with Greenbushes’ yield model for CGP2.
During 2021 (May to December), CGP2 processed 1,387,985 t of ore at an average grade of 1.97% Li2O and recovered 50.5% of the lithium (versus a predicted recovery of 73.2%) into 229,521 t of concentrate at an average grade of 5.88% Li2O. Concentrate yield for this period averaged 16.5% versus the model yield projection of 24.5%. Although, product quality specifications were generally achieved, lithium recovery and concentrate yield were substantially below target.
During 2022 CGP2 processed 1,999,006 t of ore at an average grade of 1.96% Li2O and recovered 64.0% of the lithium (versus a predicted recovery of 74.3%) into 419,246 t of concentrate at an average grade of 5.98% Li2O. Concentrate yield for this period averaged 21.0% versus the model yield projection of 24.4%. CGP2 performance improved steadily during 2022 with significant improvement during the fourth quarter. During the fourth quarter of 2022 lithium recovery averaged 68.2% versus the modeled recovery of 75.4% and the mass yield to concentrate was 22.5% versus the modeled yield of 24.7%.

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Table 14-4: Summary of CGP2 Production (2021 - 2022)

Year	Month	Ore		Concentrate		Li2O Recovery (%)		Yield (%)
		Tonnes	Li2O%	Tonnes	Li2O%	Actual	Model	Actual	Model
2021	May	172,144	2.03	30,612	5.98	57.9	75.1	17.8	25.5
2021	June	148,981	1.94	23,268	5.79	46.9	71.7	15.6	24.0
2021	July	164,446	1.99	29,824	6.02	54.9	75.1	18.1	24.8
2021	Aug	193,138	2.03	29,786	6.01	45.6	75.5	15.4	25.5
2021	Sept	185,442	2.02	31,806	5.90	50.0	74.0	17.2	25.3
2021	Oct	194,598	1.92	28,229	5.88	44.6	72.6	14.5	23.7
2021	Nov	141,212	1.89	25,686	5.90	56.7	72.5	18.2	23.2
2021	Dec	188,024	1.94	30,310	5.57	50.1	69.0	16.1	24.0
2022	Jan	163,848	1.89	27,499	5.95	52.7	73.1	16.8	23.2
2022	Feb	126,975	1.92	22,762	5.82	54.5	71.9	17.9	23.7
2022	Mar	143,947	1.87	27,242	5.94	60.1	72.8	16.9	22.9
2022	Apr	163,370	1.76	31,020	5.94	63.9	71.5	19.0	21.2
2022	May	153,337	2.14	35,766	5.98	65.1	76.3	23.3	27.3
2022	June	166,656	2.08	38,932	5.95	66.8	75.2	23.4	26.3
2022	July	156,468	1.93	33,022	5.92	64.6	73.2	21.1	23.9
2022	Aug	180,265	1.88	35,513	5.98	62.8	73.4	19.7	23.1
2022	Sept	166,392	2.05	37,623	6.05	66.7	76.2	22.6	25.8
2022	Oct	192,958	1.92	40,779	6.07	66.7	75.0	21.1	23.7
2022	Nov	182,543	1.96	40,015	6.03	67.4	74.9	21.9	24.4
2022	Dec	202,249	2.05	49,124	6.05	71.5	76.2	24.3	25.8
Total
2021	YTD	1,387,985	1.97	229,521	5.88	50.5	73.2	16.5	24.5
2022	YTD	1,999,006	1.96	419,246	5.98	64.0	74.3	21.0	24.4
2022	Q4	577,750	1.98	129,918	6.05	68.2	75.4	22.5	24.7
Source: Greenbushes, 2022

14.7.1    CGP2 Process Performance Assessment
Greenbushes retained MinSol Engineering (MinSol) to undertake a performance assessment of CGP2 and identify areas where improvements in the plant could be made to increase lithium recovery. MinSol issued a report of their finding on October 27, 2022, which presented their findings and a path forward to improve CGP2 performance. MinSol noted that the following key changes to CGP2 had been made since commencement of the plant optimization program:
•Plant sampling and handling methods have been improved.
•Accuracy of plant instrumentation has been improved.
•Screen sizes have been adjusted throughout the plant to debottleneck process circuits and provide optimal sizing for improved performance.
•Process split points throughout the plant have been manipulated to improve process efficiency, including:
oFeed tonnage and sizing to the fine flotation circuit has been lowered to improve recovery by reducing coarse spodumene losses to rougher tails.
oMore even feed distribution through the fine and coarse WHIMS to aid iron removal efficiency.
oIncreased feed to the very coarse hydrofloat to increase high grade concentrate production.
•Operating conditions for the hydrofloat drum conditioners have been optimized and gearboxes upgraded. Density control and motor control upgrades were also in progress.

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•Modifications to flotation circuit pump arrangement to increase flotation cell slurry density from 11 to 20%w/w.
These optimization changes have resulted in increasing lithium recovery from about 50% reported for 2021 to the Q4 2022 average of 68.2%. This represents an 18% increase in recovery. However, overall lithium recovery remains about 8% less than the design recovery. MinSol has identified the following process areas that could be further optimized in an effort to achieve the original design lithium recovery:
•Blending of ore on the ROM pad to decrease plant feed variability
•Redirecting fines flotation cleaner tailings to allow for additional reagent conditioning
•Improve reagent conditioning efficiency of the fines flotation conditioner
•Improve reagent conditioning in the Hydrofloat reagent conditioners.
•Prescreening HPGR feed to reduce slimes generation
•Add a scavenger flotation circuit
•Add a scavenger WHIMS circuit
It is expected that the optimization programs will be completed during 2023.
14.7.2    Revised CGP2 Yield Equation
SRK notes that that CGP2 and CGP1 flowsheets for are similar and both plants process ore from the same mining operation, as such, SRK believes that it is reasonable to expect that if the optimization programs proposed by MinSol are successfully implemented, CGP2 will eventually achieve lithium yields and recoveries defined by Greenbushes’ CGP1 yield model. SRK is of the opinion that the incrementally higher lithium recovery included in Greenbushes CGP2 yield model (attributed to the inclusion of the HPGR in CGP2’s comminution circuit) is not warranted as it has been determined that the HPGR results in higher unrecoverable lithium slimes production than had been anticipated.
SRK recommends that Greenbushes CGP1 yield model be used for both for CGP1 and CGP2 for resource and reserve modeling to provide estimates of mass yield and lithium recovery at various ore grades in the mine plan. It is expected that CGP2 optimization efforts will continue through 2023 and, as such, SRK has modified the yield model applied to 2023 CGP2 production which recognizes CGP2’s performance achieved during Q4 2022. The revised yield equation applied to CGP2 for 2023 is given as:
Yield % = (9.362 * (Plant Feed Li2O%) 1.319 ) - 0.5
14.8    Product Specifications
CGP1 and CGP2 are operated to produce a spodumene concentrate designated as SC6.0. The specification for SC6.0 is a minimum grade of 6% Li2O and a maximum iron content of 1% Fe2O3. The moisture content is specified at 8% maximum (6% target) and there is no grain size specification. Greenbushes also produces a range of specialized spodumene concentrates in their technical grade plant. Table 14-5 provides a summary of the product specifications produced by Greenbushes.

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Table 14-5: Greenbushes Lithium Product Specifications

Criteria	SC5.0	SC6.0	SC6.5	SC6.8	SC7.2 Std	SC7.2 Prem
Element (%)
Li2O	5 min	6 min	6.5 min	6.8 min	7.2 min	7.2 min
Fe2O3	0.13 max	1 max	0.25 max	0.20 min	0.12 max	0.12 max
Al2O3				24.5 min	25 min	25 min
SiO2				63.5 min	62.5 min	62.5 min
Na2O				0.50 max	0.35 max	0.35 max
K2O				0.60 max	0.30 max	0.30 max
P2O5				0.50 max	0.25 max	0.25 max
CaO					0.10 max	0.10 max
LOI				0.70 max	0.5 max	0.5 max
Grain Size (µm)
+1,000			<2%
+850	0%
+500					0%	0%
+212					18% max	18% max
+125				3% max
+106	95%
+75					60% min	60% min
-75				80% min
Moisture (%)		8 max
6 target
Source: Greenbushes, 2022

14.9    Process Operating Cost
Process operating costs for Greenbushes two crushing plant (CR-1 and CR-1), the TGP and the chemical grade plants (CGP1 and CGP2) are presented in this section.
14.9.1    Crushing Plant Operating Costs
Operating costs for CR1 and CR2 are summarized in Table 14-6. During 2021 CR1 operating costs were reported at AU$6.80, which increased significantly during 2022 to AU$13.95/t. CR2 operating costs were reported at AU$6.61/t during 2020 and AU$7.84/t during 2022. CR1 provides crushed ore to both the TGP and to CGP1, and CR2 provides crushed ore to CGP2.
Table 14-6: Crushing Circuit Operating Cost Summary

Cost Area	CR1 (AU$)		CR2 (AU$)
	2021	2022	2021	2022
Overhead	7,629,132	12,917,145	4,613,871	8,508,337
Employee Overhead	2,289,432	2,647,561	1,059,446	1,780,782
Feed Preparation	4,926,383	14,605,376	3,482,693	5,334,205
Ancillary Equipment	23,021	30,609	16,095	48,417
Safety	9,936	11,224	4,226	4,942
Total	14,877,904	30,211,915	9,176,331	15,676,683
Ore Tonnes Processed	2,188,794	2,166,209	1,387,956	1,999,008
AU$/t Ore	6.80	13.95	6.61	7.84
Source: Greenbushes Foreman's Reports 2021 - 2022

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14.9.2    TGP Operating Costs
TGP operating costs for 2021 and 2022 are shown in Table 14-7. During 2021 TGP processing costs were reported at AU$36.74/t ore processed. During 2021, processing costs were AU$44.36/t ore processed. TGP processing costs averaged AU$40.64/t during this two year period.
Table 14-7: TGP Operating Cost Summary

Cost Area	2021	2022
Overhead	4,774,241	7,047,317
Employee Overhead	3,180,578	2,969,008
Primary Grinding	1,697,044	2,179,581
SC 5.0 Circuit	464,114	724,922
Concentrate Circuit	2,442,525	3,086,433
Product Handling	270	-1,343
Tailing Disposal	1,154	2,159
Tailings Dam	210,325	243,817
Ancillary Equipment	122,810	146,869
Safety	116,028	53,529
Total	13,009,089	16,452,292
TGP (AU$/t ore)	36.74	44.36
Ore Tonnes Processed	354,075	370,893
Source: Greenbushes Forman's Report, 2021 and 2022

14.9.3    CGP1 Operating Costs
CGP1 operating costs for 2021 and 2022 are shown Table 14-8. During 2021, CGP1 processing costs were reported at AU$16.76/t ore processed. During 2022, CGP1 costs were reported at AU$22.53/t ore processed. CGP1 processing costs averaged AU$19.64/t during this two year period.
Table 14-8: CGP1 Operating Cost Summary

Cost Area	AU$
	2021	2022
Overhead	7,053,327	10,630,825
Employee Overhead	5,550,993	6,297,295
Primary Grinding	3,484,385	4,986,455
HMS Circuit	1,043,843	1,750,777
Product Handling	5,049	1,342
Tailing Disposal	1,235,890	1,945,766
Tailings Dam	1,171,693	1,405,851
Ancillary Equipment	122,810	173,651
Safety	127,752	166,779
Classification	722,742	1,148,875
Filtration	1,655,663	1,659,968
Hydrofloat	2,753,915	3,230,670
Regrinding	3,142,269	3,945,923
Flotation	2,149,755	2,441,421
WHIMS	528,579	665,179
Total	30,748,665	40,450,777
CGP1 (AU$/t ore)	16.76	22.53
Ore Tonnes Processed	1,834,719	1,795,316
Source: Greenbushes Foreman's Reports 2021-2022

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14.9.4    CGP2 Operating Costs
CGP2 operating costs for 2021 and 2022 are shown Table 14-9. During 2021, CGP2 processing costs were reported at AU$18.64/t ore processed. During 2022, CGP2 costs were reported at AU$22.47/t ore processed. CGP2 processing costs averaged AU$22.08/t during this two year period.
Table 14-9: CGP2 Operating Cost Summary

Cost Area	AU$
	2021	2022
Overhead	8,800,643	16,154,599
Employee Overhead	3,887,965	6,214,171
Primary Grinding	2,561,244	5,046,645
HMS Circuit	1,043,038	1,859,675
Product Handling	41,018	4,054
Tailing Disposal	585,139	1,534,984
Tailings Dam	628,433	1,856,716
Ancillary Equipment	2,418	22,604
Safety	98,412	92,003
Classification	1,096,038	2,001,541
Filtration	259,139	884,387
Hydrofloat	1,259,464	1,962,083
Regrinding	2,080,193	4,375,851
Flotation	1,864,366	4,591,875
WHIMS	1,659,160	2,304,560
Total	25,866,670	48,905,748
CGP2 (AU$/t ore)	18.64	24.47
Ore Tonnes Processed	1,387,985	1,999,006
Source: Greenbushes Foreman's Reports 2021-2022

14.10    Expansion Plans
Greenbushes is currently constructing Chemical Grade Plant-3 (CGP3), which is based on CGP2 design, with a design capacity of 2.4 Mt/y. CGP3 is scheduled to come on-line during Q2 2025. As of December 2022, the Capex for CGP3 is estimated at AU$611.3 million. Greenbushes also has plans to construct Chemical Grade Plant-4 (CGP4), which will also be based CGP2 at a design capacity of 2.4 Mt/y. CGP4 is currently planned to commence production during Q1 2027. For purposes of resource and reserve mine planning SRK recommends that Greenbushes’ yield model for CGP1 be used to estimate future production from CGP3 and CGP4.
14.11    SRK Opinion
TGP and CGP1 are mature processing facilities with a record of consistent and predictable production. Greenbush’s yield equation for CGP1 provides a reasonable prediction of plant production versus ore grade and can be used for resource and reserve modeling.
SRK is of the opinion that the incrementally higher lithium recovery included in Greenbushes CGP2 yield model (attributed to the inclusion of the HPGR in CGP2’s comminution circuit) is not warranted as it has been determined that the HPGR results in higher unrecoverable lithium slimes production than had been anticipated. SRK recommends that Greenbushes CGP1 yield model be used for both

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for CGP1 and CGP2 for resource and reserve modeling to provide estimates of mass yield and lithium recovery at various ore grades in the mine plan. It is expected that CGP2 optimization efforts will continue through 2023 and, as such, SRK has modified the yield model applied to 2023 CGP2 production which recognizes CGP2’s performance achieved during Q4 2022.
SRK notes that that CGP2 and CGP1 flowsheets for are similar and both plants process ore from the same mining operation, as such, SRK believes that it is reasonable to expect that if the optimization programs proposed by MinSol are successfully implemented, CGP2 will eventually achieve lithium yields and recoveries defined by Greenbushes’ CGP1 yield model.
For purposes of resource and reserve mine planning SRK recommends that Greenbushes’ yield model for CGP1 be used to estimate future production from CGP3 and CGP4.

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15Infrastructure
Greenbushes is a mature operating lithium hard rock open pit mining and concentration project that produces lithium carbonate. Access to the site is by paved highway off of a major Western Australian highway. Employees travel to the project from various communities in the region. The established facilities on the site include security fencing and guard house access, communications systems, access roads and interior site roads, administrative and other offices, change houses, existing mine services area (MSA), warehousing, shops, crushing plants, processing plants (CGP1/CGP2/TGP/TRP), tailings facilities, new explosives storage facilities, water supply and distribution system with associated storage dams, power supply and distribution system, laboratory, fuel storage and delivery system, reverse-osmosis water treatment plant, health-safety-training offices, mine rescue area, storage sheds, mine waste storage area, miscellaneous waste storage facilities, and engineering offices. The concentrate is shipped by truck to port facilities located at Bunbury 90 km to the east of the Project. These facilities are in place and functional. An abandoned rail line is present north of the project but not currently used.
Several modifications to the infrastructure are currently in construction or planned. An upgraded 132 kV power line will be placed in service by 2023. A new Mine Service Area (MSA) will be constructed and operating in mid-2023 to provide mine heavy and light equipment maintenance facilities and technical services offices as the existing MSA will be impacted by the planned pit progression. A mine access road will be added to reduce truck traffic through Greenbushes. The warehouse and laboratories are planned to be expanded. The tailings facilities are being expanded with the addition of a new two cell facility known as TSF4 located adjacent to and south of the existing TSF2 and TSF1 facilities. TSF1 will be expanded late in the mine life to meet tailings storage needs. The waste rock facilities will continue to expand on the west side of the pit toward the highway and south toward the permit boundary adjacent to TSF4. A new mine village will be constructed starting in 2023 to provide additional housing. It is expected to be completed in Q1 2024.
15.1    Access, Roads, and Local Communities
15.1.1    Access
The project is located in southwest Western Australia, Australia south of the larger cities of Perth and Bunbury. The small town of Greenbushes, near the project location, is accessed by Australian Highway 1, known as the South Western Highway, and is approximately 80 km from Bunbury and 250 km from Perth. From Greenbushes the site is approximately 3 km south via paved Maranup Ford Road. Maranup Ford Road is called Stanifer St within the town of Greenbushes. Figure 15-1 shows the general location of the project.

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Source: SRK, 2020
Figure 15-1: Greenbushes Project General Location

15.1.2    Airport
The nearest public airport is located approximately 60 km to the south in Manjimup. It is a small local airport with a 1,224 m asphalt runway. A larger airport with commercial flights is the Busselton Margaret River Airport located approximately 90 km to the northwest near Busselton, WA. A major international airport is located in Perth.
15.1.3    Rail
A rail line is located approximate 4 km north of the Greenbushes project. Known as the Northcliffe branch, the railway is controlled by Pemberton Tramway Company under arrangement with the Public transport Authority. Talison is researching rehabilitation of the line and utilizing the line to transport concentrate to Bunbury port. Figure 15-2 shows the location of the line. At Bunbury it connects with lines to the north to Perth and through Perth to the east. Talison has been undertaking minor repair work to rehabilitate rail access to the site.

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Source: Economics and Industry Standing Committee The Management of Western Australia’s Freight Rail Network Report No. 3, October 2014
Figure 15-2: Western Australia Railroad Lines

15.1.4    Port Facilities
Port facilities are available and used at Bunbury, 90 km north of the project. Bunbury is a major bulk-handling port in the southwest of Western Australia (WA). The Berth 8-8 shed is used for product storage. The bulk product is loaded into ships that are less than 229 m long and with a permissible draft of 11.6 m. The ship loader operates at 1,500 to 2,000 t/h depending on the configuration on the feed side. The feed can either be by Road Hopper or directly form the bulk storage at the higher rate.
The loading unit and storage sheds are shown in the photograph in Figure 15-3.

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Source: Port of Bunbury Web Site (www.byport.com.au/berth8), 2020
Figure 15-3: Berth 8 at Bunbury Port

15.1.5    Local Communities and Labor
The mine and processing facilities are located about 3 km south of the community of Greenbushes part of Bridgetown-Greenbushes Shire and the community of Greenbushes is the closest community to the site. Personnel working at the project typically live within a thirty-minute drive of the project. Table 15-1 shows the local communities and distance from the site. Note that Bunbury and Perth are included for reference as major cities in the region. Skilled labor is available in the region and Talison has an established work force with skilled labor. The 2020 labor levels were approximately 659 people as summarized in Table 15-2. Currently the staff is approximately 950 with an additional 300 people working on CGP3 construction. Full Time Equivalent (FTE) personnel refer to additional part-time contract personnel included to represent the total labor requirement by Talison.
Table 15-1: Local Communities

Community	Population	Distance from Greenbushes (km)
Greenbushes	390	3
Bridgetown	4,350	20
Manjimup	5,400	57
Nannup	1,400	50
Donnybrook	6,100	45
Boyup Brook	1,800	42
Bunbury	12,100	80
Perth	2,100,000	250
Source: SRK, 2020

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Table 15-2: Labor by Area

Area	2020
Administration	28
OHSTEC	22
Mining	37
Processing	109
Maintenance	49
Infrastructure	64
Shipping	6
Projects	7
Total Talison	321
L&H Mining Contractor	114
D&B Mining Contractor	32
Blasting Contractor	3
Total Contractors	149
FTE Personnel	188
Total Operational Workforce	659
Source: Talison, 2020

15.2    Facilities
The Project facilities are located proximate to the site. The overall layout can be seen in Figure 15-4. The established facilities on the site include security fencing and guard house access, communications systems, access roads and interior site roads, administrative and other offices, change houses, existing mine services area (MSA), warehousing, shops, crushing plants, processing plants (CGP1/CGP2/TGP/TRP), tailings facilities, explosives storage facilities, water supply and distribution system, power supply and distribution system, laboratory, fuel storage and delivery system, reverse-osmosis water treatment plant, health-safety-training offices, mine rescue area, storage sheds, mine waste storage area, miscellaneous waste storage facilities, and engineering offices. These facilities are in place and functional.

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Source: SRK, 2020
Figure 15-4: General Description with Facilities Map

15.2.1    Powerline Upgrade
The site power system is currently being upgraded to include a 15.3 km 132 kV power line routed to the north from Bridgetown North and then to the west along the south side of TSF4 past the end west of TSF4 and then north to the future location of CGP3/CGP4. The upgrade will include a 132 kV outdoor busbar with 2 x 60 MVA transformer circuits and a 22 kV switch room. Additionally, there will be a combined 132 kV relay room and Western Power 132 kV control and measuring room to upgrade the power to the site for potential future expansion.
15.2.2    Maintenance Service Area (MSA)
The current MSA is located on the IP dump near the existing open pit. The pit will consume the MSA, and relocation is necessary. The new MSA will be located to the northeast of the pit area as seen in Figure 15-4. The new MSA move is in progress and will be completed in Q1 2023. The facility supports maintenance activities on heavy mobile equipment including drill and blast equipment. The facility includes welding shops, support facilities including heavy and light equipment wash bays, lube storage and dispensing, tire handling and storage facilities, laydown yards, mining equipment parking, lighting, diesel storage and delivery facilities for light and heavy equipment, and a technical services complex with three separate offices and shared common areas. A parking area for contractor and employee parking is included in the facility design. The new facilities have a separate

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water supply, surface water control ditches and ponds, and waste-water treatment system. Construction is being completed in three stages with a pre-construction phase that includes bulk earthworks, geotechnical investigation, design, and tender which is currently being completed. The second stage will include the first stage of construction occurred in 2022 followed by a further expansion that will be tied to potential future expansion of the mining fleet in five years. Figure 15-5: shows the new MSA layout.
Source: Talison, 2020
Figure 15-5: Layout of the New MSA Facilities

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15.2.3    Mine Access Road
The existing route for the trucks transporting the concentrate, is to travel along the South West Highway from Bunbury and then traverse through the Greenbushes townsite via Stanifer street to the Greenbushes Lithium Mine. The number of supply and product transport truck movements associated with the mine is expected to increase in the future. An investigation was carried out to identify what alternative routes there were for the trucks to access the Mine which did not require them to traverse through the Greenbushes townsite. An alternate route to the west of the Greenbushes townsite was located and a project to construct a new road was designed. This project is planned for 2023.
15.2.4    Warehouse Workshop Expansion
The warehouse workshop is planned to be expanded for additional space. The design work has been initiated and the expansion will be completed in 2024.
15.2.5    Laboratory Expansion
The laboratory geological preparation facility is being expanded to provide additional materials handling capacity. The lab upgrade also will include an XRF upgrade to handle additional testing. An ICP will also be included in the expansion. The expansion is expected to be complete in 2024.
15.2.6    New Camp Facilities
Talison plans to add additional camp facilities at the with construction starting in 2023 and completion in Q1 2024 to allow housing for additional workforce associated with the addition of CGP3 and CGP4. The facilities are planned to be southwest of the project.
15.3    Waste Rock Storage and Temporary Stockpiles
Waste rock storage and temporary stockpiles are discussed in detail in Section 13.6.
15.4    Energy
15.4.1    Power
Greenbushes has a mature power delivery system with two feeds from Western Power with wholesale power from Alinta Energy through the Talison’s retailer Perth Energy. The power supply system is in a loop configuration so that the project has redundancy (Figure 15-6). main Western power line runs from north, west of the town of Greenbushes, along the west side of the Project parallel to the South Western Highway to a point where it turns due west to a point approximately aligned with the center of the deposit and then continues due south. The Talison 22 kV power system connects to the north near the town of Greenbushes and then to the south near the future location of TSF4. The Talison 22 kV connection from the south runs along the TSF1 and TSF2 to the west then turns north to the processing facilities on the north end of the deposit where it connects with the Talison north feed. Portions of the Talison supply system is on poles above ground other portions are underground to reduced congestion with other infrastructure and facilities.

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Source: Talison, 2020
Figure 15-6: Greenbushes Power Layout

Talison has a current connected load of approximately 20 MW and a running load of approximately 16 MW.
15.4.2    Propane
Propane (LPG in Au) is used for drying in the TGP, laboratory sample furnaces, shipping floor sweeping. The site consumes approximately 1.2 M liters annually. Storage is on site in LPG tanks. A 118,000-liter bulk tank is near TGP. A cylinder bank (210 kg capacity) is located at the lab. Two small 45 kg cylinders are used by the sweepers. Supply is by tanker truck for the large bulk tank.
15.4.3    Diesel
The site has four diesel tanks with a capacity of 55,000 liters each. Three are associated with the current MSA. One is located in the processing area. The three tanks associated with the existing MSA will be removed from service and disposed of once the new MSA is constructed. The new MSA will have two new 220,000 liter tanks when initial construction is complete. An additional 220,000 liter tank will be added in 2025, with the first site majority of the use is for the mining fleet. Supply is by tanker truck.
15.4.4    Gasoline
No gasoline is stored on site.

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15.5    Water and Pipelines
Water Supply and Storage
Mine water supply is sourced from surface water impoundments for capture of precipitation runoff, pumping from sumps within the mining excavations and recycled from multiple TSFs. No mine water is sourced directly from groundwater aquifers through production or dewatering wells. This lack of significant groundwater production for mine usage indicates the overall importance of the surface water and TSF water management systems to the operational capacity of Greenbushes.
Existing water sources and storage facilities at the mine include active and flooded historical mining excavations (C1/C2/C3 pits, and Vulcan pit), surface water impoundments/dams (Cowan Brook, Southampton/Austin’s Dam, Clear Water Dam, Clear Water Pond, Mt. Jones Dam, Norilup Dam, Dumpling Gully Dam, Swenkies Dam, and Tin Shed Dam), and tailings storage facilities (TSF1 and TSF2). Additional near-term storage is planned through the construction of TSF4 and expansion of the waste rock landform (WRL) storage infrastructure. The majority of these water sources and impoundments are linked through constructed surface pumps and conveyance.
Water Balance
SRK reviewed a water balance model constructed in 2018 to support current and future proposed operations at Greenbushes (GHD, 2018). The model included all existing water sources and storage facilities, pumps and transfer capabilities, and operating rules. On top of this base was added the proposed additional storage infrastructure and pump/pipeline modifications to increase optimization. In addition, numerous assumptions were applied where empirical data were not available to support operating methodology of the site wide water supply system.
The results of the water balance model indicated that there could be significant water supply shortfalls by 2025, potentially limiting operation of the proposed larger network of processing facilities, with significant depletion of water levels within the storage facilities by 2023. While the addition of water storage within TSF4, and more significantly the WRL, do serve to alleviate the magnitude of near-term supply shortages most commonly in the summer months; these structures will not serve to reduce the frequency of these supply shortfalls (GHD, 2018). Long term security of supply appears to be challenged. Talison has ongoing projects to increase the water storage options through raising the dam embankments on several storage structures including the Cowan Brook, Austins and Southhampton dams. The design of these water retention dam raises is being led by GHD and is undergoing independent third-party review.
Long term security of water supply is a significant risk for Greenbushes, given the scope of the proposed expansion of operations. Additional water storage structures, beyond those currently proposed, should be considered. It is recommended that those structures be located outside of the current facility catchment to maximize new supply sources. This work has commenced as noted in the previous paragraph.
15.6    Tailings Disposal
SRK performed a review of tailings data, relevant to the estimation of reserves, provided by Talison. Greenbushes has four tailings storage facilities (TSF) and SRK’s review focused on the currently active TSF and plans for two future TSFs. Documentation available to SRK included the design data, the two most recent annual site inspection reports, and supporting data. SRK’s review is for the

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purpose of supporting the resource and reserve disclosure reported herein and should not be interpreted by the reader to reflect an analysis of or any certification of TSF dam stability or associated risk and in no way should be interpreted to substitute for the role or any responsibilities of the Engineer of Record for the TSFs. SRK’s scope of work included review to confirm that applicable design documentation exists, review the operational aspect of the TSFs, check that the planned TSF capacity is adequate to support extraction of the full reserve for the Project, and to note risk and opportunity associated with the operation and capacity of the TSF, as applicable to estimation of reserves.
15.6.1    General Overview
Greenbushes has four TSFs on site. Greenbushes utilizes pumped slurry tailings through pipelines that are deposited by spigot in conventional tailings storage for long term tailings storage. The four tailings storage areas are designated TSF1, TSF2, TSF3, and TSF4. TSF2 is the only currently active TSF. Figure 15-7 shows the existing and future tailings locations.
•TSF1, currently approximately 110 ha in size, was constructed in 1970 and operated for approximately 30 years mainly for tantalum production and was placed on care and maintenance in 2006. It was initially laid out in a three-cell configuration but has subsequently modified into a single cell with a central decant. At the existing mRL 1280 crest it holds approximately 333 Mt of storage capacity. A 5 m high upstream lift was constructed in 2018 using mine overburden materials. This capacity allows TSF1 to be available for emergency storage of tailings if needed (GHD/Talison, 2020). The tailings facility will be upgraded, and additional lifts added for further use late in the mine life. Talison is reprocessing tailings from TSF1 in the Tailings Reprocessing Plant (TRP).
•TSF2, currently approximately 35 ha in size, is the only active TSF and has been in operation since 2006. The facility was constructed in 2006 with additional upstream raises that elevated the crest level to mRL 1271, the current elevation, which is approximately 36 m above lowest ground level, (GHD/Talison, 2020). The TSF will eventually be elevated to a final elevation of mRL 1280, this raise is currently underway. The additional planned additional capacity will be 9.9 Mt.
•TSF3 is a small (5 ha) historic tailings storage area approximately 1 km south of TSF1 and is closed and undergoing trial reclamation. The small storage pre-dates 1943 and was historically used to dispose of slimes from the Tin Shed operations, which are thought to contain about 800,000 t of process waste. Local information is that deposition ceased around the late 1980s or early 1990s (GHD/Talison, 2020).
•TSF4 is a two-cell 240 ha new downstream construction slated for 2021/2022 that will be the primary storage area for the remaining LoM. The TSF4 facility will have two-cell design adjacent to TSF1 for a portion of the northern edge. The two-cell system will allow balancing of the fill between the cells while the facility is in service from 2022 through 2048. The final elevation will be 1295 mRL. The total capacity of the facility is planned to be 68.2 Mt.
•Water is managed at the TSF1 and TSF2 facilities through local ponds. The 8.5 ha old Clear Water Pond (CWP) is a small water storage facility located between TSF1 and TSF2. It held water from the TSF2 decant system before water was returned to the process facilities. CWP now acts as the TSF2 decant system. The New Clear Water Pond (NCWP) is the primary water storage for TSF2. Water management, as summarized by GHD (GHD/Talison, 2020) follows:

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Rainfall runoff from the surfaces directly surrounding TSF 1 and TSF 2 collects within local surface water ponds. Runoff from the western side of TSF 1 and TSF 2 embankments and foundations is directed into open drains and pipe work running alongside Maranup Ford Road. The seepage water from TSF1 eastern wall reports back to Vultan dam via existing old mining channels. Vultan water is then pumped back to the TSF2 decant and into process.
Decant water from TSF 2 is pumped via a floating suction decant to the NCWP from where it is pumped back to CGP1, CGP2 and TGP. Water is pulled from the circuit into the ATP where the processed water is returned back to the mine process water circuit.
Surface water runoff on the southern and eastern sides of TSF 1 is diverted east by a channel into the Old Pits and is pumped back into CWP where it is returned to the plant water circuit.
At the time of this audit there was no decant pond on TSF 1 and no active return water system in operation.
Decant water from TSF 2 is pumped via a floating suction decant to the NCWP and mainly returned to the plant water circuit after removal of arsenic or to Austin’s Dam for return to the plant when required. Surplus water is pumped to Southampton Dam and some surplus from there is stored in underground workings until recovered in summer. Cowan Brook Dam is also used on occasion to top up the plant water circuit during dry periods.
The TSF4 water handling system will include a centralized tailings pumping station capable of moving tails from CGP1, CGP2, and TGP, power reticulation install and upgrade to the existing CGP1 tails booster pump system. The TSF4 design includes a decant system, underdrainage, toe drains, surface collection trenches and the associated sediment collection ponds.

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Source: Talison, 2020
Figure 15-7: Greenbushes Tailings Locations

15.6.2    Design Responsibilities and Engineer of Record
Design responsibilities for the active tailings facilities have been performed by GHD. GHD is the established Responsible Technical Person (RTP) or Engineer of record formally documented July 12, 2022. SRK documents the key engineering activities and the companies involved as follows:
•TSF1:
oD E Cooper and Associates (DCA) is understood to have been the original design engineer and Talison has limited documentation through 1998 from DCA.
oGHD has done inspections since 2013 including this facility.
oGHD is the RTP for TSF1.

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•TSF2:
oConstructed in 2006 under the direction of DCA:
-Stability modeling (DCA 2005) confirmed that the embankments met government guidelines and the stability modeling assumptions were confirmed by monitoring readings (GHD 2013a). Further geotechnical investigation and analyses indicated that there was some potential for liquefaction of the tailings under earthquake conditions (GHD 2013c). After consideration of alternatives, it was decided that a stability buttress should be added to the southern and western walls. To achieve the wider footprint, part of the Maranup Ford road was realigned further to the west. The current design also incorporates internal seepage interceptor drains with discharge pipes carrying the water through the embankment to an external collection system. (GHD).
oGHD is and will be the Engineer of Record for TSF2.
oGHD has performed inspections on this facility since 2013.
oGHD completed an engineering design for the development of TSF2 from mRL 1265 to mRL 1280 in 2015. An updated design was completed in 2020 to raise the facility to mRL 1275.
oGHD monitored construction (Feb 2019 – Oct 2019) and provided a summary construction report at the completion of construction. (GHD, TSF2 Construction Report, February 2020).
oA Dambreak Study was conducted by GHD in 2019 updating the 2014 Dambreak Study by GHD (GHD Draft Report dated October 2019):
-Key findings from GHD included potential impact of TSF2 breaches to the north or west on CGP2 and other planned future facilities at mRL 1300. Based on GHD’s analysis, breaches at mRL 1280 would have significantly lower impact.
-GHD provided a preliminary engineering design for a ground improvement project on TSF2 in 2021 that will support buttressing the central section of theTSF2 western wall.
oGHD will have design responsibilities for the active facilities TSF 2 and the future TSF4.
oThe raise to 1280 mRL is underway and will be completed in 2023.
oThe TSF2 buttress project is well progressed and nearing completion.
•TSF3:
oThere is limited design data available for TSF3 and no significant deposition has occurred since 2008. The facility is in the process of being reclaimed. GHD continues to inspect the area during their annual inspections.
•TSF4:
oTSF4 is new construction and GHD is the Engineer of Record for the design and is participating in the construction and monitoring of the construction. Talison plans to use GHD to monitor the ongoing operations consistent with their use on the annual tailings dam inspections. The TSF4 design was modified to include a liner during the regulatory approval process.
15.6.3    Production Capacities and Schedule
The production schedule over the life of mine requires as total storage capacity of 84.7 million m3 (118.5 million tailings tonnes at 1.4 t/m3) of tailings. This equates to approximately 4.2 million m3 per

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year of tailings placement. The tailings construction plans allow for placement of tailings in two or more locations to balance rate of rise needs. The tailings placement schedule with start and end year as well as capacity available and used is summarized in Table 15-3.
Table 15-3: Capacity Confirmation

Storage Location	Status	Start (year)	Finish (year)	Size (ha)	Current mRL	Final mRL	Additional Capacity (Millions of m3)	Capacity Used (Millions of m3)
TSF1	Inactive	2034	2042	110	1280	1305	30.6	30.1
TSF2	Active	2020	2024	35	1271	1280	5.9	5.9
TSF4	Construction	2023	2034	240	N/A	1295	48.7	48.7
Total Capacity (accounting for design freeboard)							85.2	84.7
Source: SRK, 2022

15.6.4    Tailings Risk Discussion
Several risks are noted in review of the tailings data:
•Tailings storage facilities are typically one of the highest risk aspects of a mining operation. Even if the probability of occurrence of a major incident is low, the magnitude of potential impact is often high which results in overall high risk to the business. Therefore, while SRK is not evaluating TSF dam stability or risk, it recommends that Talison follows all recommendations from its Engineer of Record in a prompt manner.
•SRK recommends a Comprehensive Dam Safety Review by a third party to be completed on all TSFs as soon as possible. This review will further clarify any issues of significance that have not been flagged by GHD and will provide guidance to Talison on any other key issues. The review will also note any deficiencies in the underlying design data and could flag additional technical work (geotech, hydro, materials characterization) to support future design or mitigation needs.
•The timing on construction of TSF4 is important from an operational flexibility standpoint with TSF2 being the only active TSF and TSF1 only available for emergency use. SRK recommends accelerating TSF4 construction, if possible. Additionally, permitting action delays can also delay Talison’s ability to construct in a timely manner.
•The TSF1 design will require additional geotechnical and hydrogeology work to clarify design parameters and understand clearly the risks associated with the in situ tailings due to the historic nature of TSF1 and lack of detailed historic design information. This work has begun, but SRK notes that the work is planned to take four years. SRK recommends this be a priority so that a more detailed plan is developed for TSF1 so that it can be available if needed for future expansion or if problems develop with the other active TSFs. SRK recommends that Talison follow all recommendations by the EOR. Other alternatives should be considered including dry stack tailings storage if space constraints continue to exist for LoM.
•SRK recommends that the tailings life of mine planning be integrated into the LoM mine planning effort to confirm long term planning needs and to prioritize issues if expansion plans move forward. Coordination and finding space for tailings and waste is accelerated with the additions of CGP3 and CGP4 into the production mix.

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16Market Studies
Fastmarkets was engaged by Albemarle through SRK to perform a preliminary market study to support resource and reserve estimates for Albemarle’s mining operations. This report covers the Greenbushes mine and concentrator and summarizes data from the preliminary market study, as applicable to the estimate of resources and reserves for Greenbushes. The preliminary market study and summary detail contained herein present a forward-looking price forecast for applicable lithium products. This includes forward-looking assumptions around supply and demand. Fastmarkets notes that as with any forward-looking assumptions, the eventual future outcome may deviate significantly from the forward-looking assumptions.
The Greenbushes facilities include a large-scale, long-life, low cost hard rock mine and a spodumene concentrate plant that produces a range of spodumene concentrate products that are sold primarily into the chemical lithium markets, with some sold into the technical lithium markets. As discussed in Section 11.6, Talison’s ability to predict lithium production for technical grade products at a level that meets the standard of uncertainty for a reserve requires grade control drilling and therefore has been excluded from this reserve estimate. Instead of predicting reserves of technical grade concentrate, Fastmarkets has assumed that all product produced by the operation is sold into chemical markets.
As the technical grade production is not included in the reserve, it has also been excluded from this market discussion.
The Greenbushes operation also has the ability to produce tantalum concentrate. However, Talison does not own the rights to this production and does not receive any economic benefit from it. Therefore, it has not been included in this analysis.
16.1    Market Information
This section presents the summary findings for the preliminary market study completed by Fastmarkets on lithium.
16.1.1    Lithium Market Introduction
Historically, (i.e., prior to the 2000s), the dominant use of lithium was in ceramics, glasses, and greases. The current lithium market is driven by the battery electric vehicle industry. Demand from lithium-ion batteries currently contributes 81% of total demand. Split into EV’s (70%), ESS (4%) and consumer electronics (7%) The remainder (19%) is from ceramics and other traditional applications.
Lithium is currently recovered from hard rock sources and evaporative brines. The predominant hard rock mineral is spodumene, whilst most production from brine operations occurs as lithium chloride (LiCl). For the rest of this document, unless specifically noted, when referring to brine production Fastmarkets will be referring to chloride brines, and when referring to hard rock, again unless specifically noted, Fastmarkets will be referring to spodumene. This is to minimize the complexity of this explanation and given these are the dominant forms of production from both sources, this simplification covers the majority of current and future production sources.
For use in batteries appropriate for electric vehicles, lithium is generally used in either a carbonate or hydroxide form. Current practice allows direct production of lithium carbonate from either brines or hard rock sources, whereas only hard rock sources directly produce lithium hydroxide (brine

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operations all first produce lithium carbonate which is then converted to hydroxide, if desired). However, there is a reasonable probability that lithium hydroxide will be produced directly from a brine source in the future. For existing producers, the major differences in cost between brine and hard rock include the following:
•Hard rock sources require additional mining, concentrating, and roasting/leaching costs.
•For a final hydroxide product, brine sources first produce a lithium carbonate that requires further conversion costs, whereas hard rock sources can be used to directly produce a lithium hydroxide from a mineral concentrate.
•Brine sources require concentration prior to production, as natural brine solutions are generally too diluted to allow for precipitation of lithium in a salable form.
•Brine sources generally have a higher level of impurities (in solution) that require removal.
Historically, brine producers have had a significant production cost advantage over hard rock producers for lithium carbonate and a smaller cost advantage for lithium hydroxide. New brine producers have relatively high operating costs when compared to traditional hard rock production, especially with respect to the production of lithium hydroxide, so the prior landscape is evolving.
16.1.2    Lithium Demand
In recent years, the lithium industry has gone through an evolution. The ceramic and glass sectors were traditionally the largest source of demand for lithium products globally. However, the development boom in demand for mobile consumer applications reliant upon lithium-ion batteries structurally changed the industry. Much of this change, 2000-2015, was driven by devices such as phones, laptop computers, tablet computers, and other devices (e.g., speakers, lights, drones and wearables, etc.), as well as small mobility devices (e.g., electric bikes). However, the use of lithium in EV’s has quickly become the most important aspect of overall lithium demand, not just within the battery sector of demand, but for lithium demand on whole. This is seen in Figure 16-1, with EV market share rapidly growing in importance and driving overall demand growth in the lithium industry.
Source: Fastmarkets
Figure 16-1: Lithium Demand

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The potential future demand scenarios look extremely strong as the adoption of EV's is happening at a fast pace, governments have accelerated their zero-carbon agendas, towns and cities are introducing emission charges, which is accelerating uptake of EV, especially light commercial EV’s and as more power generation comes from renewables, the need for Energy Storage Systems (ESS) will also need to grow at a fast pace. Indeed, lithium demand from ESS applications is expected to be bigger than EV’s.
But the future landscape could also change, instead of households owning cars, autonomous vehicles may lead to ride-hailing and car-sharing usage models, battery chemistries are likely to change and different power trains, such as hydrogen, could be adopted.
Nonetheless, acceleration in the growth of the EV industry appears to be unstoppable. Demand growth in 2019 and 2020 were relatively disappointing but were likely driven by external factors (e.g., changes in EV subsidies in jurisdictions such as China, as well as the global COVID-19 pandemic) that have largely moved through the system. Indeed, EV demand in China in the second half of 2020 and throughout 2021 accelerated at a fast pace and have remained strong in 2022 (Figure 16-2). In the first three quarters of 2022, BEV sales were up 89% in China, 69% in the US and 26% in Europe.
Source: CAAM, Fastmarkets
Figure 16-2: China PEV Sales

Ironically, the pandemic and the lockdowns led to significantly less polluted cities and clear skies, which has changed public perceptions about climate change, which combine with government incentives to buy EV’s, in an effort to boost economic recovery, have further boosted demand for EV’s. Most auto makers and other industry participants have invested heavily to expand into EV production and have accepted that the future is EV’s, with many already signaling when they will stop producing internal combustion engine (ICE)- based vehicles. Interestingly, many of Japan’s OEMs were reluctant to adopt EV’s wholeheartedly, given they had to import energy to produce electricity, but in recent years they have signaled their intent to switch to electric. In Fastmarkets’ opinion, many of the barriers to EV’s becoming the dominant type of vehicle sales have been lifted, although there are still concerns about availability of raw materials and the cost of EV’s.

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Several barriers for mass EV adoption persist, with cost being the most significant one. In 2020, Bloomberg New Energy Finance (BNEF) estimated that the battery pack makes up 33% of the total BEV cost. At that time, the cells within the pack made up 75% of the battery pack cost and the cathode active material (CAM) made up around 51% of the cell cost. The CAM is the most expensive component of the entire battery pack. These proportions will now have changed due to high commodity prices and other global economic factors.
Due to a lack of maturity of the lithium battery market, current contract prices are significantly lower than spot market prices. This is expected to change with time. Fastmarkets expects that a move to market-based pricing mechanisms will result in raw material prices settling at a level that is mutually beneficial for both producers and consumers.
For higher-end vehicles, this cost is manageable in the context of the overall vehicle cost. However, for entry level vehicles, the cost of the battery pack remains a hurdle to BEV’s being competitive with ICE cars. BNEF state that US$68 per kWh is a rough global benchmark for BEV’s becoming cheaper than ICE vehicles.
Fastmarkets’ modeling, which considers spot prices for lithium, nickel, manganese, cobalt, and iron phosphate, showed battery pack costs peaked at US$180 to US$190 per kWh for nickel-based chemistries in March 2022 following high lithium hydroxide prices and the nickel price spike. The LFP battery pack cost peaked near US$155 per kWh around the same time, driven by high lithium carbonate prices.
We expect a greater penetration of vehicles fitted with LFP/LMFP battery packs outside of China. LFP/LMFP is a lower cost on a kWh basis, helping to reduce the average fleet battery pack cost and improve cost parity in budget vehicle segments. Improvement in technologies will also help reduce battery pack costs by reducing material intensity (less material = reduced cost) and increasing energy density (higher kWh for the same cost).
We have seen EV’s become increasingly popular across developed markets in 2021 and 2022. We expect to see this level of growth sustained due to two factors. Firstly, the variety and availability of EV models have expanded since 2021, making EV’s attractive to a greater number of consumers. The second is the introduction, or expansion, of EV-related subsidies and electric mobility strategies by governments in order to increase local EV adoption rates.
That said, two headwinds pose a downside risk to EV adoption in the near term, namely EV prices and range anxiety. Data from Fleet Europe shows that, although EV prices have fallen in China by 52% since 2015, they have risen in the US and Europe by 20% and 14% respectively, making EV’s 43% and 27% more expensive than ICE cars in these markets. EV’s also remain unaffordable for most consumers in emerging markets where average household incomes are lower, making ICE and used vehicles more attractive. We also expect that range anxiety will continue to limit battery-only-EV (BEV) sales in the near term, particularly in markets where vehicle ownership is necessary for travel, until battery range and charging infrastructure improves. But, where range anxiety is an issue, plug-in-hybrid EV (PHEV) sales are expected to do well.
In Fastmarkets’ opinion, raw materials and supply chain limitations are the other potential major risk to widespread EV adoption, given how much longer it takes to build new mine supply, compared with downstream manufacturing capacity. Out of all the battery raw materials, Fastmarkets expects graphite and lithium to be the materials that are most likely to constraint battery production, but it is

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not a given. The risks are generally considered to exist in the nearer term period, as the further out you look, a broader base of producers, who will by then have better knowhow, will be better placed to expand production or use their expertise to help, by partnership or acquisition, other junior miners get into production. In addition, longer-term, widespread recycling will likely mitigate this risk. Downstream production (e.g., battery-grade lithium carbonate/hydroxide, cathode precursor, cathodes, batteries, etc.) also appears to have a low risk of creating a bottleneck, as an extensive investment in this manufacturing capacity has already happened and continues. Technological improvements, including direct lithium extraction, DLE, and mining different ore types, like lepidolite and clays, are also expected to speed up the bringing of new supply to the market as well as expand the availability of lithium units, in the case of lepidolite.
Fastmarkets expects near- to mid-term growth in the EV market to remain robust, the biggest near-term threats are the cost of living crisis, the higher interest rate environment, and the prospect of widespread recession. The International Monetary Fund (IMF) expects one-third of the world’s economy to be in recession in 2023. Normally, such an economic outlook would dampen the outlook for new vehicle sales, but while Fastmarkets expects total vehicle sales to be negatively impacted, it does not expect EV sales to be impacted. The reasons being first there are long waiting lists to buy EV’s, these range 3-24 months. Second, EV production that has been constrained by the parts shortages, especially the semiconductor shortage, is expected to recover as more capacity has been built and supply lines have had time to adjust to the disruption caused by Russia’s invasion of Ukraine, the latter being a significant manufacturer of auto parts. In addition, the EV market has moved on from being a niche market to being much more mainstream. In addition, it needs to be remembered that EV growth will run parallel with ESS growth, and both will be driving demand for lithium-ion batteries. While Fastmarkets has little doubt the electrification era will unfold at a fast pace, there is no room for complacency. There are risks - technological changes could see hydrogen power-trains, with hydrogen being used as a fuel to combust, or to power fuel cells, and other battery chemistries could evolve, such as sodium-ion. In addition, advances in charging could mean EV’s could operate with significantly smaller batteries, which in turn would mean the global vehicle fleet needs less battery raw materials. Under these scenarios, demand for lithium from EV’s would be curtailed. Overall, Fastmarkets expects lithium-ion batteries will remain essential as the electrification era unfolds at a fast pace.
To quantify potential demand growth, Fastmarkets has constructed a bottom-up demand model, forecasting BEV sales by region, by EV type (BEV, PHEV, Mild-hybrid (MHEV)), which is further broken down by battery size and battery chemistry, from which we calculate the volume of demand for each battery material. The demand side remains extremely dynamic, different battery chemistries, including sodium-ion, LFP LMFP, high nickel, high manganese and others are expected to be utilized by different applications going forward. The main risk for lithium would be if a non-lithium-ion battery gained traction. Again, while we expect non-lithium batteries will find some applications, we expect lithium-ion batteries will dominate.
With governments imposing targets and legislation as to when the sale of ICE vehicles will be banned, strong growth in EV uptake is expected over the next 10-15 years. Fastmarkets’ forecast is by 2032, EV sales will reach 50 million, which will mean about 55% of global sales will be EV - highlighting there will still be a lot of room for organic growth ahead.
While the is a lot of focus on EV growth, there is a likely cap on how big the EV market can be. But given the potential for grid scale energy storage, the ESS market is likely to surpass the EV market in the future.

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16.1.3    Lithium Supply
Lithium supply is currently sourced from two types of lithium deposit: hard rock (spodumene, lepidolite, and petalite minerals) and concentrated saline brines hosted within evaporite basins (largely salt flats in Chile, Argentina, China and Bolivia). Exploration and technical studies are currently ongoing on three additional types of deposits: hectorite clay deposits, a unique hard rock deposit with a lithium- boron mineral named Jadarite, and other deep brines (e.g., geothermal and oil field). Although extensive study has been completed and much is being invested in these alternate lithium sources, they have not yet been commercially developed, although some are expected to be commercially developed in the not too distant future.
Currently (i.e., 2022 production), approximately 45% of lithium produced comes from brines and 55% from hard rock deposits.
Up until 2016, global lithium production was dominated by two deposits: Greenbushes in Australia (hard rock) and the Salar de Atacama in Chile (brine), the latter having two commercial operations on it, Albemarle and SQM. Livent, formerly FMC, was the third main producer in South America with their operation in Argentina. Tianqi Lithium and Ganfeng Lithium were the two main Chinese lithium players, growing domestically and overseas with Tianqi buying a 51% stake in Greenbushes and Ganfeng developing lithium mining and production facilities in China, as well as investing in mines and brine operations in Australia and South America. Since then, many more producers have emerged on the scene, first with the restart of the Mt Cattlin mine in Australia, the brief restart of North American Lithium’s La Corne mine in Canada, the expansion at Mt Marion and the start-up of Allkem (formerly Orocobre) brine operation in Argentina. These were then followed by a rush of new production in 2017/18, with AMG’s Mibra in Brazil and four new starts in Australia, including Tawana Resources’ (later Alita Resources) Bald Hill mine, Altura Mining’s Pilgangoora mine, Pilbara Minerals’ Pilgangoora mine and Mineral Resources’ Wodgina mine. In addition, there were start-ups in China, including Qarhan, Taijinaier and Yiliping. In addition, a number of existing producers have expanded production in recent years, including at Albemarle, SQM, Pilbara Minerals, Allkem and Mineral Resources’ Mt Marion mine. The result is that production climbed to 528,000 tonnes LCE in 2021, from 186,000 tonnes LCE in 2016.
As of mid-2022 there were 27 miners, operating 30 mines/salars, with the average size of production being 16,500 tonnes per year LCE. In 2021, brine accounted for 46%, spodumene 45% and lepidolite and clays 9%. Geographically, in 2021, 41% of lithium raw material was mined in Australia, 32% in South America, 24% in China, with 3% from other countries.
Looking forward, as discussed above, Fastmarkets forecasts that demand will grow significantly. However, supply is also rapidly increasing. Based on Fastmarkets’ knowledge of global lithium projects in development, it forecasts that mine supply will grow by 165% between 2021 and 2025, with estimated mine supply reaching 1.4 million tonnes in 2025, from 0.58 million tonnes in 2021. This potential growth in supply is limited to projects that are near production (i.e., projects that are either producing, under construction, or at an advanced stage of development, such as operating demonstration plants and at the point of financing construction). The current price environment and political climate is extremely supportive of bringing on new production, with many governments giving grants, tax breaks and downstream consumers keen to provide support by offering partnerships and offtake agreements. The main headwinds today are social and environmental opposition while planning and permitting still take time. Given the demand outlook discussed above,

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Fastmarkets believes it is likely the next-in-line projects come into production and other junior miners will be incentivized to get into production as fast as they can. Our forecast is that there are more than enough potential lithium mines to provide enough supply, the big question is whether the supply can be commercially available in a timely manner.
Beyond 2025, the supply pipeline is well stocked with junior miners and their journey to market may well be accelerated as existing miners invest in them, bringing with them their know-how, finance, and management expertise.
16.1.4    Pricing Forecast
Lithium prices reacted negatively to the supply increases that started in 2017/18, with spot prices for battery grade lithium carbonate, CIF China, Japan, Korea (CJK) falling from a peak of US$20 per kg in early 2018, to a low of US$6.75 per kg in the second half 2020. They have since been catapulted higher, averaging US$16.60 per kg in 2021 and US$70.66 in the first eleven months of 2022, with the high price range so far in 2022 being US$80 to US$82 per kg. This surge in prices has been driven by stronger-than-expected demand and a far-from-optimal supply response, which was hampered by the negative fallout from the pandemic and a much slower-than-expected restart of idle production capacity, while new capacity and restarts have suffered the usual ramp-up issues.
With demand accelerating and spodumene supply unable to keep pace, the price increased by 433% in 2021 (as shown in Figure 16-3 and Figure 16-4). The market was somewhat caught off guard when prices started to race higher, the perception was that there was considerable spodumene stock around (that had built up in 2019-2020), which combined with idle capacity, would mean producers would be able to deliver more material as demand recovered. As it turned out, the stock of spodumene was held in tight hands and idle production capacity took much longer to restart than the market expected. Another period of lockdowns in China, due to Covid-19, saw the spot spodumene price recede slightly in the second quarter of 2022, from US$6,025 per tonne to US$5,250, according to Fastmarkets spot price assessment for SC6 CIF China, before rallying again to an all-time high of US$8,288 per tonne.
But, as 2022 turns into 2023, another supply response is underway, with some idle capacity restarting, expansions, and new mines starting up. This new capacity has been ramping up during 2022 and is expected to continue to do so in 2023, bringing with it much-needed additional supply that should alleviate the current supply shortage. Fastmarkets does, however, expect the market to end up being in a small supply surplus in 2023, which should take the pressure of prices. The supply-demand estimate is summarized in Figure 16-5.

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Source: Fastmarkets
Figure 16-3: Lithium Historical Carbonate and Hydroxide Spot Prices

Fastmarkets spodumene min 6% Li2O, spot price, $/tonne
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Jan-18
Apr-18
Jul-18
Oct-18
Jan-19
Apr-19
Jul-19
Oct-19
Jan-20
Apr-20
Jul-20
Oct-20
Jan-21
Apr-21
Jul-21
Oct-21
Jan-22
Apr-22
Jul-22
Oct-22
Jan-23

Source: Fastmarkets
Figure 16-4: Historical 6% Spodumene Concentrate Spot Price

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Lithium supply-demand balance, 2018-2030
kt LCE
Apparent demand
Balance
Avaliable production
3,500
3,000
2,500
2,000
1,500
1,000
500
0
-500
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030

Source: Fastmarkets
Figure 16-5: Lithium Supply-Demand Balance

After two years of a deficit market, 2023 is expected to see a significant supply response and the market tightness is expected to ease. Although Fastmarkets expects the market to move into a small surplus of 11,500 tonnes LCE in 2023, the market will still feel tight, and as such the price is expected to remain elevated. Thereafter, the market is expected to be tight and mainly in deficit until 2026, as we move further away from the parts shortages that have been constraining EV production, and therefore lithium demand.
Given the strong demand outlook we envisage a challenge for producers to keep up and bring supply online in a timely manner. Given this challenge, Fastmarkets does not expect prices to drop down below the incentive price anytime soon. In Fastmarkets’ opinion, the lithium price will need to exceed the production cost for new projects and provide an adequate rate of return on investment to justify developments.
Near to medium term supply increases will be fueled by traditional sources, including spodumene units from Australia, Africa and the Americas, as well as salar brines in Argentina, Chile and China. Post 2025, an increasing portion of new supply is forecast to come from lower-grade unconventional resources such as lepidolite, geothermal brines and oilfield brines. Based on how Chinese companies have rapidly developed the nickel/cobalt sector in Indonesia, as it strived to secure battery raw materials, Fastmarkets is confident in the ability of the Chinese to do the same in lithium by ramping-up domestic lepidolite production and developing lithium mines in Africa. Both of these are expected to become a significant contribution to global supply.
There is expected to be a period of surplus in the second half of the decade, but as mentioned, a significant amount of new capacity is reliant on the successful implementation of yet mostly unproven

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DLE technology at unconventional resources, so the forecast presence of some surpluses is not a bad thing. While an 87,100-tonne surplus in 2031 seems a lot now, it will only represent around 3% of forecast demand. Surpluses will also likely be absorbed by restocking. In addition, experience tells us that even though we have allowed for delays, we are likely to see more issues affecting the delivery of new material into the market - as such, prices are expected to remain elevated. The emergence of more recycled material will provide an extra boost to supply in the later years.
Fastmarkets has provided price forecasts out to 2030 for the most utilized market prices. These are the battery grade carbonate and hydroxide, CIF China, Japan, and Korea, and spodumene 6%, CIF China. Fastmarkets recognizes that Albemarle’s current operations are expected to continue for at least another 20 years, but due to a lack of visibility beyond 2030, there is little reward in attempting to forecast a supply-demand balance and therefore a price forecast beyond this period. We have therefore flatlined our forecast for 2030. Below, in Table 16-1, are the forecasts, provided in both nominal and real terms.
Table 16-1: Lithium Carbonate, Hydroxide, and 6% Spodumene Price Forecasts

Prices and Forecast (Base case)	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Lithium carbonate BG CIF China, Japan And Korea spot US$/kg (nominal)	16.6	71.2	63.5	59.0	61.0	42.0	47.8	28.0	33.0	24.0
Lithium carbonate BG CIF China, Japan And Korea spot US$/kg (real 2022)	17.9	71.2	61.3	55.8	56.4	37.9	42.7	24.7	28.6	20.5
Lithium hydroxide BG CIF China, Japan and Korea spot US$/kg (nominal)	17.4	72.9	65.5	61.0	60.0	40.0	48.0	28.0	33.0	24.0
Lithium hydroxide BG CIF China, Japan and Korea spot US$/kg (real 2022)	18.8	72.9	63.2	57.7	55.5	36.1	42.8	24.7	28.6	20.5
Spodumene 6% CIF China, US$/tonne (nominal)	1,453	6,085	6,500	5,100	5,800	3,700	4,500	2,400	2,900	2,000
Spodumene 6% CIF China, US$/tonne (real 2022)	1,569	6,085	6,277	4,827	5,364	3,342	4,016	2,114	2,516	1,711
Prices and Forecast (High case)
Lithium carbonate BG CIF China, Japan and Korea spot US$/kg (nominal)	16.6	70.8	76.0	76.0	70.0	65.0	65.0	55.0	55.0	55.0
Lithium carbonate BG CIF China, Japan and Korea spot US$/kg (real 2022)	17.9	70.8	73.4	71.9	64.7	58.7	58.0	48.4	47.7	47.1
Lithium hydroxide BG CIF China, Japan and Korea spot US$/kg (nominal)	17.4	72.2	76.0	76.0	70.0	65.0	65.0	55.0	55.0	55.0
Lithium hydroxide BG CIF China, Japan and Korea spot US$/kg (real 2022)	18.8	72.2	73.4	71.9	64.7	58.7	58.0	48.4	47.7	47.1
Spodumene 6% CIF China, US$/tonne (nominal)	1,453	5,800	7,500	7,500	7,000	5,000	5,000	3,500	4,000	3,500
Spodumene 6% CIF China, US$/tonne (real 2022)	1,569	5,800	7,242	7,098	6,474	4,517	4,462	3,083	3,470	2,995
Prices and Forecast (Low case)
Lithium carbonate BG CIF China, Japan and Korea spot US$/kg (nominal)	16.6	70.8	60.0	43.0	40.0	20.0	16.0	12.0	12.0	12.0
Lithium carbonate BG CIF China, Japan and Korea spot US$/kg (real 2022)	17.9	70.8	57.9	40.7	37.0	18.1	14.3	10.6	10.4	10.3
Lithium hydroxide BG CIF China, Japan and Korea spot US$/kg (nominal)	17.4	72.2	60.0	43.0	40.0	20.0	16.0	12.0	12.0	12.0
Lithium hydroxide BG CIF China, Japan and Korea spot US$/kg (real 2022)	18.8	72.2	57.9	40.7	37.0	18.1	14.3	10.6	10.4	10.3
Spodumene 6% CIF China, US$/tonne (nominal)	1,453	5,800	5,000	4,000	3,000	2,000	1,500	1,200	1,200	1,000
Spodumene 6% CIF China, US$/tonne (real 2022)	1,569	5,800	4,828	3,786	2,775	1,807	1,339	1,057	1,041	856
Source: Fastmarkets

Tightness is expected to keep prices well above incentive prices for the whole forecast period, albeit at lower levels than the peaks seen in 2022. Volatility will remain a key theme, as supply increases in waves, we expect periods when supply will be greater than that year’s demand, leading to surpluses, and downward pressure on prices.

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Post 2030, the continued growth of demand for lithium from EV’s and ESS, will require a lithium price that incentivizes new supply to come online to meet this demand. The lithium price will need to exceed the production cost for new projects and provide an adequate rate of return on investment to justify development. Based on our understanding of the cost of bringing new supply online, especially higher cost units such as lepidolite, whilst also ensuring an adequate rate of return, we believe prices long-term will settle around the US$20 per kg mark. Due to typical price volatility, Fastmarkets expects prices may spike well above or fall well below this level, but from an average pricing perspective, Fastmarkets views this forecast as reasonable. While Fastmarkets could select a similar price based on the spodumene cost curve, spodumene pricing is typically derived as a function of the more standard lithium carbonate and hydroxide pricing. We use this relationship and understanding of tolling and conversion costs as the basis for the spodumene price forecast.
Fastmarkets recommends that the above price of US$20 per kg for lithium carbonate CIF China, Japan, and Korea and US$1,500 per tonne spodumene SC6 CIF China should be utilized by Albemarle for the purpose of reserve estimation.
Our high-case scenario could pan out either if the growth in supply is slower than we expect, or if demand growth is faster than expected. The former could happen if the Chinese struggle to make lepidolite mining economically viable, or if DLE technology takes longer to be commercially available. The latter could be seen if the adoption of EV’s continues to accelerate, or if demand for ESS grows at a faster pace. However, we do think prices over US$55 to US$60 per kg would be unsustainable over the long term when most of the market is priced basis market prices.
Our low-case scenario could unfold if the current price regime prompts a much faster reaction from producers. This is most likely to be achievable by Chinese producers both domestically and in Africa, considering the strict permitting process in western economies is already delaying project development timelines. Alternatively, or possibly in tandem, we would expect a fast return towards incentive prices if demand did end up being hit by either a recession, a massive escalation in geopolitical events, or a more incapacitating pandemic.
As noted above, Fastmarkets views it likely that there will be short-term volatility in pricing. However, from a longer-term viewpoint, the key points of uncertainty regarding the average spodumene or lithium carbonate price in this forecast follow:
•EV sales growth – The rate at which EV’s are accepted by the general population will be the biggest driver of lithium prices. In the high case scenario, Fastmarkets believes prices of US$30/kg for battery grade lithium and US$3,000/t for spodumene are realistic for a sustained period to support the almost exponential supply growth required for this scenario beyond 2030.
•Fundamental battery technology – Even with very strong EV demand, if the industry substitutes away from lithium-based technology, it could materially reduce lithium demand resulting in a similar pricing situation to the low-scenario noted above. However, in Fastmarkets opinion, the probability of this occurring within the forecast period is low considering the performance, practicality and versatility of lithium-based battery technologies and chemistries. Given the very long timing to commercialize battery technology, it appears highly unlikely the industry will substitute away from lithium-ion in the forecast period.
•Supply growth beyond 2025 – As shown in Figure 16-5, Fastmarkets expects supply growth to broadly match demand in the period. There is a healthy number of potential projects in the

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pipeline but there remains uncertainty in the ability for these to come online in a timely manner. We have placed faith in the markets ability to develop alternative deposit types, such as the hectorite clay deposits in Nevada and Mexico, some of the largest occurrences of lithium in the world. At this stage, the only question around development of these deposits is the ultimate timeline on when they can start, especially projects in the US, which are being continually delayed due to NIMBYism and delays in permit issuance. We have allowed for delays, but experience tells us that we are likely to see more issues affecting the delivery of new material into the market. Toward the end of the decade, recycling will become an increasingly important component in filling potential supply gaps, especially in areas which lack inadequate raw material supply (Europe and US).
16.2    Product Sales
Greenbushes is an operating lithium mine. The mine produces a chemical-grade spodumene concentrate and a range of technical-grade spodumene concentrates. The specifications for the primary product, chemical grade spodumene, which is the focus of this market study, are provided in Table 16-2.
Table 16-2: Chemical Grade Spodumene Specifications

Chemical	Specification
Li2O	min.	6.0%
Fe2O3	max.	1.0%
Moisture	max.	8%
Source: Talison Shareholders Agreement, 2014

Historic production quantities for chemical-grade spodumene concentrate are presented in Table 16-3. In addition, historic consolidated technical grade spodumene concentrate sales are presented for reference.
Table 16-3: Historic Greenbushes Production (Tonnes Annual Production, 100% Basis)

	2015	2016	2017	2018	2019	2020	2021
Chemical Grade Spodumene	351,243	357,018	498,341	565,205	618,896	433,000	734,000
Technical Grade Spodumene	86,714	136,795	148,129	158,838	145,676	91,000	146,000
Source: Talison Physicals Reporting, 2015-2021Technical grade concentrate tonnage includes SC7.2 (Standard and Premium), SC6.8, SC6.5 and SC5.0 products

Talison constructed a second chemical grade lithium concentrate production plant (CGP2) that opened in 2019, which doubled capacity to 1.34 Mt/y Since then, a tailings retreatment pant (TRP) has been built and is being ramped up and a final investment decision has been approved to build a third chemical grade plant (CGP3) and there are plans for a fourth plant (CGP4). CGP 1 and 2 and TRP now mean the mine has 1.5 Mt/y of spodumene capacity, when/if CGP 3 and 4 are added would take capacity to 2.5 Mt/y. Spodumene from Greenbushes will then feel feed Albemarle’s Kemerton lithium hydroxide plant and Tianqi Lithium/IGO’s JVs Kwinana lithium hydroxide plant.
As a chemical-grade spodumene concentrate, the primary customer for the product is lithium conversion facilities that convert the spodumene concentrate into various chemical products, including battery-grade lithium carbonate and hydroxide that can be utilized as feedstock for electric vehicle batteries (the forecast primary growth market for lithium products). Chemical-grade spodumene concentrate is currently fully consumed by the joint venture owners of the operation (i.e., Albemarle and Tianqi/IGO JV) for their downstream conversion facilities. Including the recently

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expanded production capacity for Greenbushes, Albemarle expects to continue to fully consume its allocated proportion of chemical grade concentrate production from the operation internally.
16.3    Contracts and Status
As outlined above, the lithium chemical grade spodumene concentrate produced by Greenbushes is consumed internally by the current joint venture owners of the operation (Albemarle and Tianqi/IGO JV). The purchase of this concentrate from the Greenbushes operating entity (Talison) is governed by the 2014 joint venture agreement between the two owners. This joint venture agreement establishes that while Albemarle is an owner, it is entitled to take an election of up to 50% of the annual production from Greenbushes, with that election made on an annual basis. The sales price of chemical grade concentrate to Albemarle or Tianqi/IGO JV is based on the market price, as would any third-party concentrate sales.

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17Environmental Studies, Permitting, and Plans, Negotiations, or Agreements with Local Individuals or Groups
The following sections discuss reasonably available information on environmental, permitting, and social or community factors related to the Project. Where appropriate, recommendations for additional investigation(s), or expansion of existing baseline data collection programs, are provided.
On August 19 and 20, 2020, SRK conducted an inspection of the Greenbushes mine site. This inspection was to confirm the conditions on the mine site and any potentially material information that could affect mine development. The Project has been in operation as a hard rock mine since 1983 and is fully permitted for its current operations. The Project is in the process of obtaining further approvals for expansion; however, consideration of the expansion has been excluded from this evaluation as detailed assessment information is not yet available. This review is compiled from information provided by Talison Lithium Australia Pty Ltd (Talison) and publicly available documents.
Talison holds the mining rights to lithium at the Project, and Global Advanced Metals (GAM) holds the rights to non-lithium minerals. GAM processes tantalum and tin extracted by Talison during mining activities within the Project area under their own Part V Environmental Protection Act of 1986 Operating License. GAM is responsible for compliance with their Part V Operating License; however, Talison provides assistance to GAM in the form of environmental monitoring and reporting under a shared services agreement. As GAM operates within Talison-owned mining tenements and Mine Development Envelope (MDE), GAM’s compliance with environmental conditions associated with these approvals is the responsibility of Talison.
17.1    Environmental Study Results
The Project is in the southwest of WA in the Shire of Bridgetown-Greenbushes. The town of Greenbushes is located on the northern boundary of the mine. The majority of the Project is within the Greenbushes Class A State Forest (State Forest 20) which covers 6,088 hectares (ha) and is managed by the Department of Biodiversity, Conservation and Attractions (DBCA) as public reserve land under the Conservation and Land Management Act of 1984 (CALM Act). The DBCA manages State Forest 20 in accordance with the Forest Management Plan 2014-2023, that aims to maintain the overall area of native forest and plantation available for forest produce, including biodiversity and ecological integrity. The remaining land in the Project area is privately owned.
The Greenbushes region has been mined for tin, tantalum, and lithium since the 1880’s, initially by alluvial mining via shafts, and sluices and later by dredging of deep alluvium. A smelter and associated crushing and dressing plant was constructed in 1900 and operated for four years, and several treatment plants also commenced operations at the same time (IT Environmental, 1999). Soft rock mining of the weathered pegmatite occurred in the 1970’s and was processed at multiple wet and dry treatment plants before being consolidated at a single Integrated Plant site. Hard rock mining commenced in 1983, and a tin smelter, chemical plant, and Tailings Retreatment Plant were commissioned at the same time. Over this time, environmental studies and impact assessments have been completed to support project approval applications and these are summarized below.

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17.1.1    Flora and Vegetation
The Project is located in the Jarrah Forrest Bioregions under the Interim Biogeographic Regionalization of Australia classification system (Australian Government, 2012). Several flora and vegetation studies have been reported in support of project approvals with the most recent detailed flora and vegetation surveys conducted in spring and autumn 2018 across areas proposed for the mine expansion and access corridors (Onshore Environmental, 2018a; Onshore Environmental, 2018b). A total of nine vegetation types have been mapped in the mining development envelope that consists of two types of Eucalyptus Forest, two types of Corymbia Forest, Eucalyptus Woodland, Podocarpus Heath A, Hypocalymma Low Heath C, Melaleuca Forest and Pteridium Dense Heath A, with Allocasuarina Forest and Heath reported for the infrastructure corridors for access and pipelines.
No Threatened Ecological Communities, Priority Ecological Communities or threatened flora listed under the federal Environmental Protection and Biodiversity Conservation Act of1999 (EPBC Act) or the Western Australian Biodiversity Conservation Act of 2016 (BC Act) have been reported in the vicinity of the mine site. The nearest population of threatened vegetation within the Mining Leases identified by Onshore Environmental (2012) are Caladenia harringtoniae in M01/3 approximately 560 m west of the southwest in a declared Environmentally Sensitive Area (ESA). One priority flora species (Priority 4 – rare and near-threatened), Acacia semitrullata, was recorded by Onshore Environmental in 2018 adjacent to the state forest.
The vegetation condition is predominantly rated as good or very good according to the classification developed by Keighery (1994), with degraded areas typically those that have been logged in the past, areas of historical mine rehabilitation, such as gravel pits, and pasture (Onshore Environmental, 2018a). A total of 886 introduced flora species have been reported, including three which are Declared Plants under the Biosecurity and Agriculture Management Act of 2007, Bridal Creeper (Asparagus asparagoides), Blackberry (Rubus anglocandicans) and Sorrel (Rumex acetosella). The Project is located in an area at risk of Dieback (Phytophthora cinnamomi) that results in widespread vegetation death. Areas of infestation are known within the mine development envelope and require ongoing management.
17.1.2    Terrestrial and Aquatic Fauna
Terrestrial Fauna
A number of fauna studies have been conducted in support of project approvals, most recently in 2011 and 2018 (Biologic, 2011; Biologic, 2018a; Harewood, 2018). There have been seven conservation significant fauna species recorded in the mine development envelope. Recorded species listed under the EPBC Act includes the vulnerable Chuditch (Dasyurus geoffroii), the critically endangered Western Ringtail Possum (Pseudocheirus occidentalis), the endangered Baudin’s Cockatoo (Calyptorhynchus baudinii) and Carnaby’s Cockatoo (Calyptorhynchus latirostris) and the vulnerable Forest Red-tailed Black Cockatoo (Calyptorhynchus banksia naso). Species listed under the state’s BC Act includes two priority four species, Southern Brown Bandicoot (Isoodon fusciventer) and the Western Brush Wallaby (Notamacropus irma) and one conservation dependent species, the Wambenger Brush-tailed Phascogale (Phascogale tapoatafa wambenger). Additional species that may be present based on desktop assessments, but have not been recorded, include three mammals, seven birds, and one reptile.

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The presence of the Black Cockatoos resulted in the determination of the waste rock dump expansion in 2016 to be a ‘controlled action’ under the EPBC Act and was conditionally approved with a requirement for biodiversity offsets and the protection of the habitat of for this species (2013/6904).
Six introduced mammals have been recorded in the mine development envelope, pig (Sus scrofa), cat (Felis catus), rabbit (Oryctolagus cuniculus), fox (Vulpes vulpes), house mouse (Mus musculus) and the black rat (Rattus rattus).
Short Range Endemic (SRE) Species
An SRE study conducted by Biologic (2018a; 2018b) was not able to conclude the regional significance of the 20 specimens collected due to limited available information regarding the taxonomy of species. However, the Jarrah/Marri Forest and Jarrah/Marri Forest over Banksia, which is suitable habitat for SRE species, is well represented outside the mine development envelope and SRE species are likely to exist in the surrounding areas as well.
17.1.3    Surface and Groundwater
The region has a Mediterranean climate, with warm dry summers and cool wet winters with average annual rainfall of 820 mm, mainly falling between April and September (Talison, 2019a). The active mining area lies along a topographic ridge which hosts the mineralized pegmatite zone. The majority of the Project is located in the Middle Blackwood Surface Water Area. Surface watercourses within the mining leases are all tributaries of the Blackwood River, which has the largest catchment in southwest WA, approximately 22,000 square kilometers (km2) (Centre of Excellence in Natural Resource Management, 2005). The entire river is registered as a significant Aboriginal site (Site ID 20434) that must be protected under the Aboriginal Heritage Act of 1972.
The topographic ridge diverts surface water to either west into the Norilup Brook sub-catchment or east into the Hester Brook sub-catchment. The Project relies on surface water to supply mining activities; therefore, management of surface water between storage areas is important. The western catchment contains the mine infrastructure, processing plants, and TSFs. Surface water in the western catchment is stored in several dams that are part of the mine water circuit and that are impacted by mine waters, the Clean Water Dam, Austin’s Dam, Southampton Dam and Cowen Brook Dam. The Tin Shed Dam is the responsibility of GAM under their operating license. Schwenke's Dam and Norilup Dam are outside of the mining development envelope, but can potentially receive water from the mine water circuit as a result of overflows from the Southampton Dam or Cowen Brook Dam respectively. Water discharges from Cowen Brook Dam or Southampton Dam are not permitted. The current Water Management Plan (Talison 2020a) describes the Norilup Brook watercourse as fresh (500 to 1,500 microSiemens per centimeter (μS/cm)). The eastern catchment contains Floyds WRL which impacts the surface water. Discharges are permitted from Floyds Gully (below Floyds WRL) to Salt Water Gully which flows to the Hester Brook and onto the Blackwood River. The Hester Brook watercourse has elevated salinity (1,000 to 5,000 μS/cm).
Groundwater is not a resource in the local area due to the low permeability of the Archaean basement rock, as evidenced by low rate of groundwater ingress (approximately 5 L/s) into the existing Cornwall pit and underground workings (GHD, 2019a). In general, the mine site is underlain by a lateritic weathered basement of clays 15 to 40 m thick that has relatively low permeability (total hydraulic conductivity average 0.05 meters per day (m/d), range from 0.001 to 0.1 m/d) that is

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interpreted to limit the downward migration of water. Higher permeabilities are inferred to occur where the laterite is vuggy and have been identified from drilling data at the relatively sharp transition between the clays and the oxidized basement rocks (total hydraulic conductivity average 0.3 m/d, range from 0.05 to 1.3 m/d) (GHD, 2019a).
Earlier studies indicated that the pits would overflow to the south approximately 300 years after mine closure (Talison, 2016). Recent pit lake predictive modeling suggests that water levels will stabilize in approximately 500 to 900 years (based on the mine expansion) and that water levels will remain 20 m below the pit limits and will, therefore, not overflow after closure (GHD, 2020).
Paleochannels predominantly of sand between 2 m to 30 m are thick incised into the basement rock traverse the mine development envelope and were dredged as part of historically alluvial mining activities. Low-lying wetlands and surface water within the Project area, including the Austin’s and Southampton Dams, are coincident with the paleochannels and indicates a high degree of hydraulic connectivity between surface water and the alluvial material (GHD, 2019a). The channels also occur beneath the TSFs which are unlined and connectivity between the channels and seepage derived from the TSFs was reported by GHD in 2014 (GHD, 2019b).
Groundwater quality is variable across the site based on groundwater quality monitoring and is inferred to be locally influenced by groundwater recharge from surface water, mineralization (resulting in elevated magnesium, carbonate, and low pH) or by possible influence of seepage derived from historic mine/dredge workings (GHD, 2019a). Background groundwater quality has been noted as difficult to determine due to a lack of monitoring wells upgradient from the mine, and as monitoring wells are located close to the TSFs and/or in the historically dredged channels (GHD, 2014). Some monitoring wells have been impacted by seepage; however, only one well was determined to be impacted by seepage in 2019, which is a shallow well south of TSF2 (GDH, 2019c).
Downstream surface or groundwater users consist of private rural holdings and State Forest that typically use water for stock, pasture, and garden irrigation. Surveys of users with direct access to Norilup Brook and Waljenup Creek confirmed that water is not relied upon as a resource, and the higher salinity of Hester Brook indicates potential for seasonal stock use only (Talison, 2020a). Groundwater may also discharge as baseflow to watercourses in the area and, therefore, supports the ecological values of the Blackwood River (GHD 2019a).
17.1.4    Material Characterization
Several materials characterization studies of waste rock and tailings have been completed since 2000 and include analysis of the Floyds Dump drainage water quality between October 1997 and May 2013 (GCA, 2014), tailings seepage water quality between 1997 and 2014 (GHD, 2014), and analysis of the potential for acid rock drainage and metal leaching (ARD/ML).
Waste Rock
Studies between 2000 and 2019 indicate:
•Waste rock is not typically acid generating, with average concentrations of 0.1% sulfur of waste rock and 0.006% sulfur for the pegmatite ore (GHD, 2019d). Sulfide-minerals (e.g., pyrrhotite) in the pit waste-zone are sporadic in distribution and invariably occur as trace components (GCA 2014).

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•Waste rock that is potentially acid generating (PAG) are the granofels (metasediments) typically located in the footwall of the orebody. The amphibolite and dolerites also contain occasional stringers and pods of sulfides such as pyrite, pyrrhotite and arsenopyrite.
•Significant acid neutralizing capacity (ANC) has been shown to exist in waste rock and pit walls, predominantly in the amphibolite where frequent calcite veins occur (Baker 2014) and, therefore, leaching and mobilization of metals under acidic conditions is considered low risk (GCA, 2014; GHD, 2019d).
•Leachate analysis in 2019 concluded that there is a moderate risk that leaching of metals, such as arsenic, antimony, and lithium from waste rock, and may be a concern where there is hydraulic connection to groundwater and surface water systems (GHD, 2019d).
•The occurrences of high sulfur lithotypes are estimated to constitute less than 1% of the total volume of waste rock for the current mine plan (GCA, 2014). The mine expansion predicts that 17% of the mined waste rock will be PAG granofels (GHD, 2019d).
•Sulfide oxidation is occurring from Floyds Dump, as indicated by the elevated sulfate levels in the drainage water, which correlates seasonally with electrical-conductivity (EC) values within the range 2,500 to 3,500 μS/cm (GCA, 2014). Leach tests on 21 samples in 2019 suggest that elevated sulfate concentrations are due to the presence of granofels (GHD, 2019d).
•A close correlation of leachate-Li and leachate-SO4 concentrations for a granofels sample tested in 2002 suggests a dependence of Li solubility on sulfide-oxidation (GCA, 2014).
Further studies into the geochemistry of the waste rock are currently underway and should help clarify some of the uncertainties ahead of the proposed mine expansion application planned to be submitted to DMIRS in Q4 2020.
Tailings
The mine produces two grades of lithium oxide for the processing plant: technical grade (greater than 3.8% lithium oxide), and chemical grade (greater than 0.7% lithium oxide). The process water pH is raised to 8.0 s.u. with the addition of sodium carbonate (Na2CO3) prior to deposition in the tailings dams, as slurry and ionic ratios provide an indicator to identify seepage. Tailings characterization studies indicate:
•Tailings and ore have a low sulfur content (less than 0.015%) and are without inherent mineralogy that can provide carbonate buffering capacity (GHD, 2016).
•Analysis of tailings assay results (1,932 samples) identified that arsenic, cesium, lithium, rubidium, and tungsten were relatively enriched, with tungsten likely to be derived from the tungsten carbide balls in the mill (GHD, 2016).
•An assessment of long-term tailings water quality, as measured from decants and ponds, were summarized between 2011 and 2014 and indicated that the water is slightly basic, with a dissolved salt content of between 800 and 11,200 mg/L, and elevated metals such as arsenic, lithium, boron, nickel, and zinc (GHD, 2016).
•Specific leaching studies have not been carried out on the tailings and ARD is considered unlikely considering the low sulfur content; however, leaching studies of the ore indicate a moderate risk for leaching of arsenic, antimony, lithium, and rubidium under neutral pH conditions (GHD, 2019d).

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Soils
Soils have been characterized to consist of lateritic crests and upper hill (1a) slopes of sandy topsoil and gravelly sandy loam that are underlain by caprock at about 550 mm depth, lateritic mid and lower slopes (1b) sandy topsoil over gravelly sandy loam subsoil up to 1,100 mm depth, and sandy lower slopes and flats (2a) grey sand up to a minimum depth of 800 mm over laterite caprock (Talison, 2019a).
Radionuclides
Studies into the potential for radionuclides have consistently returned results that are below trigger values. This includes waste rock and ore samples (GHD, 2019d), radon flux assessments across the mine site (IT Environmental, 1999), and ongoing water monitoring for Radium-226 (Ra-226), and Radium-228 (Ra-228) within 20 monitoring wells, as required for the License.
17.1.5    Air Quality and Greenhouse Gas Assessment
The town of Greenbushes, located on the northern boundary of the mine development envelope, has a population of about 400 people, and includes a primary school approximately 100 m north of the Cornwall pit (currently in care and maintenance) and several rural residences nearby. The local existing air quality is primarily influenced by mining, and to a lesser extent surrounding agricultural activities, vehicle movements, burning (including residential wood burners, bush fires) and mechanical land disturbance (Talison, 2019). Air quality is regulated under the operating License (L4247/1991/13) and monitored by a continuous high-volume air sampler with a particle matter (PM10) limit of 90 µg/L at a single location at the boundary between the mine and the town. Dust monitoring results between 2010 and 2019 show that the rare exceedances of the National Environment Protection (Ambient Air Quality) Measure (NEPM) limit (50 µg/L averaged over a 24-hour period) were attributed to bushfires and earthworks for water services near the sampler (DWER, 2020). The surface of the tailings is prone to dust generation, and dust is currently managed by a crop of rye grass on TSF1 which is not currently in use. In 2020, the method of tailings deposition was changed from a single discharge point to multiple spigots around the circumference to help minimize fugitive dust generation. Additional air quality samplers are planned for the monitoring network for the mine expansion and will determine the effectiveness of the new tailings deposition plan, and reduce uncertainties regarding potential exceedances of soluble barium, an issue identified by the Department of Health (DOH), suggesting that more stringent dust management measures may be required to manage dust emissions.
Reporting of greenhouse gas emissions is required annually under the National Greenhouse and Energy Reporting Act of 2007, and emissions reports show an increase from 60,506 t CO2-e (Scope 1 and 2) in 2017 to 79,030 t CO2-e (Scope 1 and 2) in 2019 (Greenbase Environmental Accountants, 2018; Greenbase Environmental Accountants, 2019). These figures are reported publicly, as they exceed the corporate threshold of 50,000 t CO2-e, and as the project also consumes more than 200TJ energy per year. The current (and predicted emissions for project expansion) Scope 1 direct emissions do not exceed 100,000 t CO2-e, which is the trigger for assessment under EPA guidelines (EPA, 2020).
17.1.6    Noise, Vibration and Visual Amenity
Due to the proximity of the mine to the Greenbushes town, a safety berm/sound wall has been constructed. The mine is unable to meet the noise limits specified by the Environmental Protection (Noise) Regulations of 1997 (Noise Regulations), and has been granted approval to exceed the

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limits through the Environmental Protection (Talison Lithium Australia Greenbushes Operation Noise Emissions) Approval 2015 (a Regulation 17 exemption). GAM also operates under an identical approval, and the combined noise emissions cannot exceed the specified limits (Talison, 2019a). There have been no reported noise exceedances in 2018 and 2019 (Herring Storer Acoustics, 2018; Talison, 2019b), one-blasting overpressure non-compliance was reported, and four noise and blasting complaints were received in the 2018 to 2019 Annual Environmental Report period. It was noted in the vibration assessment for the mine expansion that the current monitoring network is prone to false triggers due to the receiver locations. It is recommended that this is reviewed.
The mine and associated light spill are obscured from the town by the safety/ sound barrier; however, several rural residences located east of the mine and some sections of the South Western Highway can see Floyds Dump, a significant feature located between the open pits and the highway. Talison undertakes progressive rehabilitation of the Floyds Dump embankment with only active dumping areas exposed, and currently the mine is screened by the surrounding State Forest and undulating topography (Onshore Environmental 2018c).
17.1.7    Cultural Heritage
The Blackwood River (ID 20434) is the only registered Aboriginal heritage site of significance in the location of the mine and is a site of mythological significance as the home created by the Waugal and also a customary path from inland to the coast (Brad Goode and Associates, 2018). Cultural, archaeological, and ethnographic surveys that involved representatives of the Gnaala Karla Booja, South West Boojarah, and Wagyl Kaip Native Title Groups, and ethnographic consultation with the nominated Noongar representatives, were conducted in 2015, 2016, and 2018. No sites or artifacts of significance, as defined under section 5 of the Aboriginal Heritage Act of 1972, were identified (Brad Goode and Associates, 2018).
There are no other cultural sites listed within the mining development envelope, and the nearest heritage sites listed on the inHerit database of Western Australia are the Golden Valley Site 7.25 km North East, and the Southampton Homestead approximately 6.5 km west of the mine. Local municipal listed cultural sites include several sites and buildings in Greenbushes town and the South Cornwall Pit (place number 6,639, Category 2) due to the continuous history of mining activity since 1903.
17.2    Environmental Management and Monitoring
The Project operates under approvals that contain conditions for environmental management that include waste and tailings disposal, site monitoring, and water management. Primary approvals are authorized under the federal Environment Protection and Biodiversity and Conservation Act of 1999 (Cwlth) (EPBC Act), the Environmental Protection Act of 1986 (EP Act), including the environmental impact assessment approval for the proposed mine expansion (Ministerial Statement 1111), the operation of a prescribed premises (License L4247/1991/13), approval for the construction and commissioning of a prescribed premises for the proposed mine expansion (W6283/2019/1), and under the Mining Act of 1978 under an approved Mine Closure Plan (Reg ID 60857) and several Mining Proposals (section 17.3).
17.2.1    Environmental Management
The Project has operated using an Environmental Management System (EMS) that has been accredited under ISO 14001 since 2001 (Sons of Gwalia Ltd., 2004). The Project has a Quality Management System accredited under ISO 9001. The EMS was last accredited in February 2020

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with no significant issues (Bureau Veritas, 2020) and key environmental management plans (EMP) must also be reviewed and approved by the regulatory authorities (under approval conditions):
•Conservation Significant Terrestrial Fauna Management Plan (Ministerial Statement 1111),
•Visual Impact Management and Rehabilitation Plan to minimize visual impacts including light spill (Ministerial Statement 1111),
•Disease Hygiene Management Plan to minimize impacts to flora and vegetation, including from marri canker and dieback (Ministerial Statement 1111),
•Water Management Plan (License L4247/1991/13),
•Noise Management Plan (Environmental Protection (Talison Lithium Australia Greenbushes Operation Noise Emissions) Approval 2015), and
•Dust Management Plan reviewed by the Department of Water and Environmental Regulation (DWER).
It was noted in the EPA’s environmental impact assessment report for the proposed expansion (2019) that the mine “has been operating since 1983 with no significant impacts to the environment having occurred as a result of activities at the Mine during this time.”
Additional management plans include:
•Waste Minimization and Management Plan,
•Hydrocarbon Management (Storage, Disposal and Maintenance and Cleanup Plans), and
•Emergency Management Plan (and location specific Emergency Repossess Plans).
17.2.2    Tailings and Waste Disposal
Tailings Disposal
Tailings are disposed of as a slurry from the processing plant into the active TSF2 under the Operation Manual – Tailings Storage Facility (Talison, 2020). TSF1 commenced operations around 1970 (GHD, 2014) and was originally used for tin mining operations prior to the 1990’s, and later for hard rock mining tailings deposition until 2006 (Talison, 2011). TSF1 is currently covered with rye grass to minimize dust. TSF3 is currently partially rehabilitated and was originally used for tantalum tailings. All the TSFs are unlined.
•The tailings dams have been classified in accordance with ANCOLD guidelines (2012) as Significant for TSF1, High C for TSF 2, and Low for TSF2, and that Hazard Rating for all three TSFs are Category 1 in accordance with the Code of Practice for Tailings Storage Facilities in Western Australia (DMP, 2013).
•The emergency actions and response plans for the TSFs are defined using Trigger Actions Response Plans for actions to be taken at different escalation levels for flooding, seepage, embankment instability or damage, and earthquake scenarios.
•Seepage was identified in the shallow aquifer (paleochannels) in six bores; however, the deep aquifer was not impacted (GHD, 2014). Recent monitoring data only confirm one well.
•Seepage from the western embankment of TSF2 has been reported in the AERs since 2015. Significant works have been undertaken since 2017 to install buried pipe collector drains that transport the seepage to the mine water circuit. The requirement for ongoing active seepage management is due to the location of the TSF over the shallow sand aquifer/paleochannels.

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•The tailings deposition strategy was updated in the winter of 2020 to include multiple spigots around the circumference of TSF2 to minimize dust generation during the summer months.
•Tailings deposited in TSF3 have been classified as predominantly NAF, with small quantities of PAG material generated as a result of sulfide flotation concentrate. Management of the small quantities of PAG material was by co-disposal with the NAF material (GCA, 1994).
•TSF3 has already been closed and partially rehabilitated. On closure, the TSFs will be capped, landscaped, and rehabilitated. The final design is not yet determined.
It is recommended that the closure designs or the TSFs are undertaken as soon as possible.
Waste Rock Disposal
Potentially hazardous waste rock has been managed on the site since 2003, whereby waste rock with a sulfide content greater than 0.25% is segregated for special treatment. In 2014, it was estimated that approximately 1% of samples of waste met this criterion (Baker, 2014). The site currently manages waste rock under the Waste Rock Management Plan (OPM-MP-11000, issued 2020) and Environmentally Hazardous Waste Rock Management (GEO-PR-2024, issued 2018). Waste rock with a sulfide content greater than 0.25%, or arsenic content greater than 1.000 ppm, is segregated with high sulfide material encapsulated in an unlined cell in the center of Floyds Dump, and material containing high arsenic is sent to the TSF. Historically, high arsenic material was sent to the Integrated Plant (IP) Waste Rock Dump which is no longer active (IT Environmental, 1999). The embankments of Floyds Dump are regraded to 18o batters and covered with topsoil or weathered growth media for rehabilitation.
17.2.3    Water Management
The Project is reliant on surface water and operates under a holistic Water Management Plan (WMP) which has been revised to include the current approval conditions for the mine expansion (Talison, 2020). The mine water circuit operates as a closed system and is comprised of the four primary storage dams (Southampton Dam, Austin’s Dam, Clear Water Dam, Cowen Brook Dam), the TSF2 decant (Clear Water Pond), pits, seepage drains, collection sumps, and associated pipelines and pumps. The Project is currently upgrading the water circuit with the installation of additional pipeline tracks which will permit the movement of water between all the primary water storages to manage levels during periods of high rainfall. Contaminated water and seepage are pumped to the Clear Water Dam, which is the primary source of water for the adjacent processing plants. The Cornwall Pit and Vultan Pit are currently being used for water storage, but this will change with the proposed mine expansion.
Water levels and quality are monitored throughout the water circuit, as per the conditions of the License (L4247/1991/13). The primary source of arsenic in the mine water circuit was historically from tantalum processing activities and was contained within the Tin Shed Dam under GAM’s responsibility, with some precipitation into dam sediments (Talison, 2017). Current arsenic and lithium sources are from lithium processing and pit dewatering. Over time, the water quality of the mine water circuit has shown increasing levels of arsenic and lithium. In 2014, arsenic remediation units (ARU) were established to manage arsenic concentrations which have now stabilized below License limits, and the ARUs have recently been replaced with a larger capacity unit. Lithium concentrations are planned to be managed at a Water Treatment Plant (WTP), currently being commissioned, which will remove lithium by reverse osmosis and is located at the Clear Water Dam.

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Offsite discharge of water from the Southampton Dam and the Cowan Brook Dam is explicitly prohibited in the License due to potential downstream receptors from the accumulation of lithium and metals/metalloids in the mine water circuit, and connection to seepage from TSF2 via the underlying aquifer. Prior to 2018, discharges were permitted from the Cowen Brook Dam, and typically occurred during the winter months. Talison anticipates that water treatment will improve the quality of water to acceptable discharge levels in the future. Discharge is permitted from emission points specified in the license (L4247/1991/13) and Works Approval (W6283/2019/1) which are Floyds North and Floyds South (adjacent to Floyds Dump), Carters Farm and Cemetery.
There has been no predictive modeling of the pit lake quality as far as SRK is aware, and this is recommended to inform closure management strategies. There is potential for site water management to be required post-closure until seepage from TSF2 attenuates.
17.2.4    Solid Waste Management
Talison is required under License (L4247/1991/13) to dispose of solid waste in the waste rock dump by landfill (no more than 200 t) or by burial (batches of no more than 1,000 whole tires), or at a licensed third-party premises. Talison was non-compliant with the landfill criteria in the 2018-2019 AER period due to increased operations and have stated that they are seeking to amend the license conditions.
17.2.5    Environmental Monitoring
Specific requirements for compliance and ambient monitoring are defined in the License (L4247/1991/13) and Works Approval (W6283/2019/1). The monitoring results must be reported to the regulators (DWER and DMIRS) on an annual basis and include point source emissions to surface water including discharge and seepage locations, process water monitoring, permitted emission points for waste discharge to surface water, ambient surface water quality and ambient groundwater quality monitoring, ambient surface water flow and each spring, complete an ecological assessment of four sites upstream and six sites downstream of the Norilup Dam.
17.3    Project Permitting Requirements
17.3.1    Legislative Framework
Australia has a robust and well-developed legislative framework for the management of the environmental impacts from mining activities. Primary environmental approvals are governed by the federal EPBC Act and the environmental impact assessment process in Western Australia is administered under Part IV of the Environmental Protection Act of 1986 (EP Act). Additional approvals in Western Australia are principally governed by Part V of the EP Act and by the Mining Act of 1978 (Mining Act) as well as several other regulatory instruments.
17.3.2    Primary Approvals
The Project is currently approved under the EPBC Act and Part IV of the EP Act.
Environmental Protection and Biodiversity and Conservation Act 1999 (Cwlth)
The Project was referred to the federal Department of Environment and Heritage (now called the Department of Agriculture Water and the Environment – DAWE) under the EPBC Act in 2013 for

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expansion of the waste rock dump, and in 2018 for further expansion of the waste rock dump and tailings storage facilities. The works were determined to be a ‘controlled action’ due to potential impacts to listed threatened species and ecological communities and was approved with conditions for biodiversity offsets and to protect the habitat of black cockatoos (2013/6904 and 2018/8206).
Part IV, Environmental Protection Act 1986 (WA)
The principal legislative framework in Western Australia for environmental and social impact assessment is the EP Act. Approvals under Part IV of the EP Act are made by the Environmental Protection Authority (EPA), an independent statutory authority. Under the EP Act, projects that have to potential to cause significant impacts to the environment are referred to the EPA which determines if a proposal should be formally assessed. At the completion of the Part IV assessment process, the EPA provides advice to the Minister for the Environment who then issues a Ministerial Statement if the proposal is approved. The current operations have not required approval under part IV of the EP Act. The proposed mine expansion has been approved, and the Project now operates under Ministerial Statement 1111 (MS1111).
17.3.3    Other Key Approvals
Part V, Environmental Protection Act of 1986 (WA)
The Department of Water and Environmental Regulation (DWER) administers Part V, Division 3 of EP Act, which involves the regulation of emissions and discharges from ‘Prescribed Premises’ as defined by the Environmental Protection Regulations of 1987 (Schedule 1). Mining is not a prescribed activity; however, pit dewatering, ore processing, storage of tailings, crushing and screening, and power generation are among the prescribed activities regulated by the DWER.
A license is required for the operation of Prescribed Premises. Talison holds License No. L4247/1991/13, which was granted on December 12, 2013, was last amended July 27, 2021, and is valid until December 13, 2026. The License authorizes operation of Category 5 Prescribed Premises, processing or beneficiation of metallic or non-metallic ore up to 4.7 Mt/y of processing capacity and 5 Mt/y deposited tailings. The site operates two chemical grade processing plants (CGP 1 and 2) and one TSF (TSF2). TSF3 is closed and has been rehabilitated, and TSF1 is not currently receiving tailings and is approved for use only for emergency deposition.
Off-site discharge of water from the Southampton Dam and the Cowan Brook Dam is explicitly prohibited in the License due to the high risk from accumulation of lithium and metals/metalloids in the mine water circuit.
A Works Approval (W6283/2019/1) was granted on April 2, 2020, for the construction and commissioning of additional processing plants, a crusher, and a tailings retreatment plant to increase the processing capacity of spodumene ore to a maximum of 11.6 Mt/y, and the Project’s current management and operating strategies include compliance with the conditions of the Works Approval.
Clearing permits are required for the disturbance of native vegetation under the EP Act. Talison holds two clearing permits, CPS 5056/2 valid until December 27, 2026, for clearing up to 120 ha for mine disturbances and CPS 5057/1 valid until December 27, 2026, for clearing up to 10 ha for rehabilitation purposes outside the mine development envelope. Offset proposals are required under these permits to address residual impacts to the Forest Red-tailed Black Cockatoo, Baudin’s Cockatoo and Carnaby’s Cockatoo.

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Mining Act of 1978 (WA)
The environmental impacts of mining and related activities are also assessed by the Department of Mines, Industry Regulations and Safety (DMIRS), the statutory body for the regulation of mineral exploration and associated resource development activities. Environmental and social assessment requirements are defined by the Statutory Guideline for Mining Proposals and the Statutory Guidelines for Mine Closure Plans which are enabled under section 70O of the Mining Act and the MCP must be revised a minimum of every three years. The commitments made in mining proposals for a project generally accrue rather than superseding each other, so that obligations arising from earlier approvals become binding. The applicable mining proposals and MCPs are shown in Table 17-1.
A Mining Proposal and MCP must be approved by the DMIRS before mining activities commence and must contain a description of all the relevant environmental approvals and statutory requirements that must be obtained and that will affect the environmental management of the Project. A Memorandum of Understanding (MoU) exists between the DMIRS and other regulatory agencies to minimize duplication of effort and to enable consultation in cases where expertise relating to a particular type of impact resides with another agency.
Table 17-1: Mining Proposals and MCPs Conditioned in Mining Tenure

Registration ID	Document Title	Date	Applicable Tenure
14168	Greenbushes Notice of Intent: Greenbushes Tantalum/Lithium Project: Greenbushes, Western Australia	April 1991	M01/16
2122/92	Notice of Intent to build an additional waste dump for material form the Tantalum and Lithium Pits at the Greenbushes Mine site	13 July 1993	M01/16
15064	Proposed construction of Lithium carbonate Plant - Greenbushes Mine	21 June 1994	M01/16
16518	Greenbushes Operations - Preliminary Project Proposal - Continuation of Hard Rock Mining	March 1999	M01/16
45382	Greenbushes Operations 2013 Mining Proposal - Continuation of Hardrock Mining III	9 April 2014	M01/03, M01/16, G01/1
EARS-MP-30733	Talison Lithium Australia Pty Ltd Greenbushes Mine Site Project 640 2011 Lithium Processing Plant Upgrade Tenement G01/1	June 2011	G01/1
60857	Talison Lithium Australia Pty Ltd - Greenbushes Operations Mine Closure Plan 2016	23 February 2017	M01/1, M01/02, M01/03, M01/4, M01/5, M01/8, M01/10, M01/16, M01/18, G01/1
80328	Mining Proposal - Expansion of Mine Development Envelope, Mine Services Area, Chemical Grade Plant 3, 4, Mine Access Road and Tailings Retreatment Plant	23 July 2019	M01/03, M01/8
87604	Infrastructure and road works at the new site Explosives Magazine and Batching Facility	23 June 2020	M01/03
95694	Mine Services Area, Gate 5 and 132kV powerline corridor	30 April 2021	M01/03, M01/06, M01/09
96748	TSF2 buttressing and ground stabilization works	14 July 2021	M01/06
Source: Talison Lithium Australia Pty Ltd., 2019.

Aboriginal Heritage Act of 1972 (WA)
The Aboriginal Heritage Act of 1972 (AH Act) provides for the protection of all Aboriginal heritage sites in Western Australia regardless of whether they are formally registered with the administering

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authority, the Department of Planning, Lands and Heritage (DPLH). Overall, the surveys have not identified any heritage sites and, therefore, Section 18 consents are not required at this time.
Contaminated Sites Act of 2003 (WA)
The Project has five registered contaminated sites which encompass the entire mine area due to known or suspected contamination of hydrocarbons and metals in soil, and elevated concentrations of metals in groundwater and surface water (Site IDs 34013, 73571, 73572, 75019, and 75017). The classification of the Mine as ‘Contaminated – Restricted use’ restricts land for commercial and industrial uses only. The mine cannot be developed for more sensitive uses, such as recreation open space or residential use without further contamination assessment and/or remediation.
17.3.4    Environmental Compliance
The Project has not incurred any significant environmental incidents (EPA, 2020). Reportable incidents in the 2018-2019 AER period totaled 85 incidents and consist primarily of spills (44), followed by water or tailings incidents (18), flora and fauna incidents (16), and dust incidents (11). Complaints comprised four complaints for noise and blasting, one dust complaint, one light complaint, and one odor complaint. Through the end of 2022 there were 14 non-conformance events reported to regulators.
DWER note in the Works Approval decision report (2020) that there have been 36 dust related complaints since the 2015/2016 reporting period; however, dust monitoring for License L4247/1991/13 from previous years (2010-2019) confirms consistent dust measurements well below the NEPM standard, with results over 50 µg/m3 observed on only rare occasions.
As noted above, the Project has contaminated five sites listed which encompass the entire mine area due to known or suspected contaminated site due to hydrocarbons and metals in soil, and elevated concentrations of metals in groundwater and surface water (Site IDs 34013, 73571, 73572, 75019, and 75017). These sites are classified as “Contaminated – Restricted use” and only permit commercial and industrial uses. This will need to be reviewed for final land use options for closure.
17.4    Local Individuals and Groups
The mining tenure for the Project was granted in 1984 and, therefore, is not a future act as defined under the Native Title Act of 1993 (a 'future act' is an act done after the January 1, 1994, which affects Native Title). The Project is, therefore, not required to have obtained agreements with the local native title claimant groups.
The Project lies immediately south of the town of Greenbushes and maintains an active stakeholder engagement program and information sessions to groups such as the “Grow Greenbushes.” Senior mine management reside in the town. Talison promotes local education (the Greenbushes Primary School and tertiary sponsorships) and provides support community groups with money and services (allocated in the Environmental and Community budget).
Talison has two agreements in place with local groups:
•Blackwood Basin Group (BBG) Incorporated – offset management agreement whereby BBG have agreed to manage and improve the condition of native vegetation for the purpose of the Black Cockatoo offset requirements.
•Tonebridge Grazing Pty Ltd. – site conservation agreement for the protection and improvement of native vegetation to protect Black Cockatoo habitat.

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17.5    Mine Reclamation and Closure
17.5.1    Closure Planning
The requirements for Mine Closure Plans (MCPs) in Western Australia are defined in the Mining Act of 1978 and the Guidelines for Preparing Mine Closure Plans (Department of Mines and Petroleum and Environmental Protection Authority (DMP and EPA), 2015) which is statutory guidance under s70O of the Mining Act. Talison has a mine closure plan submitted and approved by DMIRS on February 23, 2017, with their costs updated in October 2016.
Talison states in their currently approved MCP that the closure concept for the Greenbushes site is to re-integrate the mine into the surrounding State Forest. All of the project facilities would be part of the re-integration including artificial landforms such as tailings storage, two contoured waste rock dumps, and a large pit void.
Based on progressive rehabilitation that has been performed at the site, Talison believes that the rehabilitated landscape will be stable and non-polluting. However, the site is currently classified as Contaminated: restricted use and water from several areas does not meet current discharge criteria. Talison has stated this does not impact the proposed use to allow native fauna and general public to conduct normal activities.
Talison has developed a closure completion criterion for the return of historic areas to the State Forest after rehabilitation, specifically historic shallow alluvial workings along gullies surrounded by forest. The post-mining landforms associated with the active mine site have less in common with the pre-mining surrounding environment. Talison is working with the Department of Biodiversity, Conservation and Attractions (DBCA) on the development of a completion criteria for the active mine site, with the closure criteria still in early draft stage, with further negotiation needed with DBCA before final criteria can be agreed on.
The Broad Principal Closure Objectives are:
•Post-mining land use has been identified and is compatible with the surrounding land use
•Post-mining land use is achievable and acceptable to the future landowner/manager
•The Environment is safe, non-polluting, and stable, and will not be the cause of any environmental or public safety liability and has an acceptable contamination risk level for the intended land use
•Potential hazardous substances are removed from site and/or the location of buried or underground hazards is defined and adequately demarcated
•The Environment can be integrated into the post-closure management practices without the input of extraordinary resources above that which could reasonably and normally be expected, unless otherwise agreed by the future landowner
•The Environment is able to support functional landforms, soil profiles, ground and surface water systems, and ecological communities for the agreed post mining land-use
•Any built infrastructure is removed, unless otherwise agreed by the future landowner/manager and so long as the maintenance of the infrastructure is not inconsistent with all these objectives
The approved closure plan is based on 11 domains, with Talison responsible to all facilities but two, with the responsibility falling on to Global Advanced Metals Greenbushes (GAMG) who have the rights to the non-lithium minerals and ownership of the Tantalum processing facilities.

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Domains and subdomains and infrastructure are summarized in Table 17-2.

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Table 17-2: Reclamation and Closure Domains and Responsibilities

Talison Domain
Pit Domain	Floyds Waste Dump
Central pits	Waste landform
Haul Roads	Haul roads
Tantalum Ore Stockpiles	Magazine
Portal	Hardstand areas
Powerlines and transformers	Powerlines
Water Pipelines	Monitored Rehabilitation
Monitored Rehabilitation	Natural regrowth/Unmonitored rehabilitation (disturbed but not assigned
Natural regrowth/Unmonitored rehabilitation (disturbed but not assigned	Remnant vegetation
Remnant vegetation
IP Waste Dump Domain	Water Circuit Doman
IP Waste landform	Austins/Southampton Dam
Rehabilitation soil stockpiles	Cowan Brook Dam
Haul roads	Water pipelines
Mining Contractors workshop	Raw water tanks
Drill and blast workshop	Austins Wetland
Offices	Pumping stations
Bioremediation area	Powerlines and transformers
DG Storage-Mining contractors fuel farm	Monitored Rehabilitation
Lithium tailings (Historic)	Natural regrowth/Unmonitored rehabilitation (disturbed but not assigned
Hardstand areas	Remnant vegetation
TSF Domain	Vultan Domain
TSF1	Vultans Wetland
TSF2	Historic tailings
Clear water pond	Powerlines and transformers
TSF3	Monitored Rehabilitation
Tailings pipelines	Natural regrowth/Unmonitored rehabilitation (disturbed but not assigned
Powerlines	Remnant vegetation
Pumping station
Lithium Processing Domain	TSF 3 Domain
Technical Grade Lithium Production Plant	Historic tailings rehabilitated
Chemical Grade Lithium Production Plant	Historic tailings no rehabilitated
Engineering workshop	Monitored rehabilitation
Light vehicle workshop	Natural regrowth/Unmonitored rehabilitation (disturbed but not assigned
Underground cables
LMP Warehouse and Offices	Administration Domain
DG Storage - Light vehicle fuel farm	Administration offices
DG Storage - LMP gas storage	Laboratory
DG Storage - Sulphuric acid tank	Research facility
Powerlines	Hardstand areas
Transformers and substations	Access roads.
Hardstand areas
GAMG Domains
GAMG Primary Domain	GAMG Secondary Domain
Crushing facility	Wet and Dry plant
Primary tantalum plant	Roaster/Smelter
Run of Mine pad	Arsenic Remediation Facility
Fine ore stockpile	Settling pond
Hardstand areas	Tin shed dam
Water Pipelines	DG Storage - Arsenic trioxide fume storage
Gas storage
Pumping station
Powerline and transformers
Administration offices and store
Product storage warehouse
hygiene facility
Access roads

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Post-closure activities will comprise of a 10-year monitoring schedule for the following:
•Surface water flows
•Monthly water quality
•Ground water monitoring
•Dust monitoring
•Monthly TSF inspections and seepage checks
•Annual TSF geotechnical reviews
•Pit wall stability
•Pit void water levels
•Weed monitoring
•Flora and fauna assessments
•Monthly rehabilitation slope stability
•Feral animal monitoring
•Monthly water dam inspections
Proposed monitoring methods must be able to demonstrate trends towards the agreed site-specific completion criteria and environmental indicators for a sufficient timeframe.
17.5.2    Closure Cost Estimate
Financial provision for MCPs are required to be prepared with transparent and verifiable methodology with uncertainties and assumptions clearly documented (DMP and EPA, 2015). A cost estimate for immediate (unplanned) closure of Greenbushes has been prepared by Talison using the Victorian Government Rehabilitation bond calculator (dpi-bond-calculator-24-feb-2011) as a template to assist them in identifying and costing the rehabilitation, decommissioning, and monitoring requirements for the Greenbushes site. As stated within their closure plan, Talison’s initial closure costs were calculated in 2013, with these costs escalated annually using Perth, Western Australia inflation rates. The Victorian Government bond calculator uses predefined third-party unit rates based on the typical current market ‘third party rates’ as of July 2010, which may overestimate or underestimate closure costs for Western Australia. Where more accurate costing information was available, that was used in lieu of the default third-party rate as prescribed in the Victorian bond calculator. A more accurate closure cost estimate should be prepared using Western Australian third-party rates or quoted estimates based on ‘first principles.’
The 2021 closure cost estimate update was AU$48,757,253, of which AU$37,232,334 represents Talison’s portion of the operation.
The closure cost estimate for Greenbushes only addresses immediate mine closure. SRK was not provided a Life-of-Mine (LoM) closure cost estimate, which, although not a regulatory requirement, is industry best practice and consistent with sustainable development goals (Department of Industry, Innovation and Science, 2016). The LoM closure costs include rehabilitation, closure, decommissioning, monitoring, and maintenance following closure at the end of the mine life and are typically much higher than the immediate closure due to a greater final footprint. Early recognition of mine closure costs aids financial planning, long-term budgeting, and mine plans, and promotes improved strategies for progressive rehabilitation. It provides a more accurate representation of the total closure liability for the Greenbushes operation.

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17.5.3    Performance or Reclamation Bonding
Western Australia does not require a company to post performance or reclamation bonds. However, all tenement holders in Western Australia are required to annually report surface disturbance and make contributions to a pooled mine rehabilitation fund (MRF) based on the type and extent of disturbance under the Mining Rehabilitation Fund Act of 2012 (MRF Act). Each operator supplies the areas of disturbance for each facility type, and a standard rehabilitation cost is applied to each. Therefore, the cost used to estimate the annual contribution to the MRF may not reflect the actual cost to close the mine, as it does not use site-specific information, and is unlikely to include all of the activities that would be required to close the mine. The pooled fund can be used by the Department of Mines, Industry Regulation and Safety (DMIRS) to rehabilitate mines where the tenement holder/operator has failed to meet their rehabilitation obligations and finances have not been able to be recovered. The interest earned on the pooled fund is used for administration and to rehabilitate legacy abandoned mine sites.
However, the Mine Closure Plan Guidance - How to prepare in accordance with Part 1 of the Statutory Guidelines for Mine Closure Plans (DMIRS, March 2020) states that “DMIRS may require a fully detailed closure costing report to be submitted for review, and/ or an independent audit to be conducted on the report to certify that the company has adequate provision to finance closure. Where appropriate, the costing report should include a schedule for financial provision for closure over the life of the operation.” If requested by DMIRS, tenement holders are required to provide financial assurance for mine closure to ensure that adequate funds are available and that the government and community are not left with unacceptable liabilities. The financial assurance process and methodology must be transparent and verifiable, with assumptions and uncertainties that are clearly documented, and based on reasonable, site-specific information. As of the preparation of this report, DMIRS has not requested that Talison provide financial assurance for the Greenbushes operation; but Talison does submit annual payments to the MRF in accordance with the MRF Act.
17.5.4    Limitations on the Current Closure Plan and Cost Estimate
The latest closure cost estimate available for review was the 2021 updated estimate. It includes the facilities that currently exist on site and future expansion of Floyd’s dump.
The model used to prepare the closure cost estimate was developed in the State of Victoria. Its purpose is to provide the Victorian government with an assessment of the closure liabilities at the site and form the basis of financial assurance. However, because Western Australia does not require operators to post a financial assurance and, instead relies on a pooled fund, it is believed this cost estimate has not been reviewed by the Western Australian government. Furthermore, this model was created in 2011, and uses fixed unit rates developed by a consultant to the government. These rates have been increased for inflation since that time.
Talison used this model to prepare a cost estimate in the event that the government requires demonstration of adequate financial assurance for the site. This type of estimate typically reflects the cost that the government agency responsible for closing the site in the event that an operator fails to meet their obligation. If Talison, rather than the government, closes the site in accordance with their current mine plan and approved closure plan, the cost of closure is likely to be different from the financial assurance cost estimate approved by the government.

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There are a number of costs that are typically included in the financial assurance estimates that would only be incurred by the government, such as government contract administration. Other costs, such as head office costs, a number of human resource costs, taxes, fees and other operator-specific costs that are not included in the financial assurance cost estimate would likely be incurred by Talison during closure of the site. Because Talison does not currently have an internal closure cost estimate, other than the Victorian model, SRK was not able to prepare a comparison of the two types of closure cost estimates. The actual cost could be greater or less than the financial assurance estimate.
There is no documentation on the basis of the unit rates used in the Victorian model and the government of Victoria was unable to provide any information regarding the accuracy of the rates. Because of this, SRK cannot validate any of the unit rates used in the model or the overall cost estimate.
Furthermore, because closure of the site is not expected until 2057, the closure cost estimate represents future costs based on current site conditions. In all probability, site conditions at closure will be different than currently expected and, therefore, the current estimate of closure costs is unlikely to reflect the actual closure cost that will be incurred in the future.
17.5.5    Potential Material Omissions from the Closure Plan and Cost Estimate
As noted above, the closure plan and current cost estimate is based on the assumption that the mine site will be stable and non-polluting following completion of the closure measures included in the closure plan. However, there are several aspects of the project that may require additional measures to be implemented at the site to achieve this goal.
Currently, the site must treat mine water collecting in the Southampton and Cowan Brook Dams prior to discharge due to elevated levels of arsenic and lithium in the water. The sources of elevated lithium and arsenic in the mine water circuit include dewatering water from the pit. However, there has been no study to determine if water that will eventually collect in the pit or from any other point source and discharge will meet discharge water quality standards. Therefore, no assessment of the probability that post-closure water management or water treatment has been performed.
Additionally, contaminated seepage from TSF2 has recently been observed in the alluvial aquifer and is now being collected via French drains constructed along the toe of the embankment and conveyed to the water treatment plant. At this time, no studies have been conducted to determine the cause of the current seepage, the likelihood and duration of continued seepage, or the possibility that additional seepage could occur from the other TSF facilities.
If perpetual, or even long-term, treatment of water is required to comply with discharge requirements, the closure cost estimate provided by Talison could be materially deficient.
17.6    Adequacy of Plans
In general, current plans are considered sufficient to address any significant issues related to environmental compliance, permitting, and local individuals or groups. Additional studies such as waste rock characterization, noise and dust monitoring, and mine closure are recommended for the proposed mine expansion.

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17.7    Commitments to Ensure Local Procurement and Hiring
The Project has no formal commitments to ensure local procurement and hiring. However, the mine applies a fatigue management policy that requires staff to have a maximum workday of 13 hours that includes travel to and from home (Distance from Work ADM-ST-014, 2018). Staff operating on a 12-hour workday must live within a 30-minute drive of the mine (approximately 50 km), and those on an 8-hour workday must live within 1.5 hours of the mine site (approximately 120 km). This policy limits the radius of staff employment to the local region, with the majority of staff residing within 50 km.

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18Capital and Operating Costs
Estimation of capital and operating costs is inherently a forward-looking exercise. These estimates rely upon a range of assumptions and forecasts that are subject to change depending upon macroeconomic conditions, operating strategy and new data collected through future operations. For this report, capital and operating costs are estimated to a PFS-level with a targeted accuracy of +/- 25%. However, this accuracy level is only applicable to the base case operating scenario and forward-looking assumptions outlined in this report. Therefore, changes in these forward-looking assumptions can result in capital and operating costs that deviate more than 25% from the costs forecast herein.
Cost presented here are presented on a 100% basis with no adjustment for Albemarle’s ownership in the operation.
18.1    Capital Cost Estimates
Summary LoM capital costs are shown in Table 18-1.
Table 18-1: Life-of-Mine Capital Costs

Category	LoM Cost (AU$ million)	Distribution (%)
Expansionary Development	86.3	5%
Plant and Equipment Expansion	1,235.4	69%
Tailings Addition - Expansion	21.2	1%
Sustaining Development	33.7	2%
Exploration	14.7	1%
Plant and Equipment - Sustaining	352.1	20%
Closure	48.8	3%
Total	1,792	100%
Source: SRK, 2023

Total LoM capital expenditures are estimated at AU$1,792 million. Talison classifies capital expenditures as either expansionary or sustaining. A discussion of both types of capital expenditures is presented below.
18.1.1    Expansionary Capital Costs
Planned LoM capital expenditures that are characterized as expansionary are shown in Table 18-2.
Table 18-2: Life-of-Mine Expansionary Capital Costs

Category	LoM Cost (AU$ million)
Expansionary Development
Water Circuit Facilities	13.9
TSF4	54.2
Waste dump expansion	7.0
Other Development - Expansion	11.3
Plant and Equipment Expansion
CGP3	431.9
CGP4	626.8
Camp Facilities	119.1
Other Plant and Equipment Expansion	57.6
Tailings Addition – Expansion
TSF 1 Tailings lift (2028 to end of life)	21.2
Total Expansionary Capital	1,342.9
Source: SRK, 2023

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LoM expansionary capital expenditures are estimated at AU$1,343 million, with approximately AU$75 million directly attributable to constructing tailings storage facilities. The majority of the capital expenditure is related to the construction of the CGP3 and CGP 4 processing facilities. CGP 3 is currently under construction and CGP is scheduled to start construction in 2025. SRK’s review of the Talison capital expenditure buildups confirmed that the estimates typically include contingency. The contingency is embedded within the line-item expenditures in Table 18-3. SRK review indicates that all contingency amounts were less than 15%.
18.1.2    Sustaining Capital Costs
Planned LoM capital expenditures that are characterized as sustaining are shown in Table 18-3.
Table 18-3: Life-of-Mine Sustaining Capital Costs

Category	LoM Cost (AU$ Million)
Sustaining Development
Cutback Preparation Works	1.2
TSF1 (2023-2026)	24.2
TSF2	0.9
Floyds Preparation Works	7.4
Exploration
Drilling	14.7
Plant and Equipment
Other Sustaining	352.1
Closure
Closure	48.8
Total Sustaining Capital	449.2
Source: SRK, 2023

LoM sustaining capital expenditures are estimated at AU$449.2 million, including estimated closure costs. The assumption is that Talison will continue to rely on a contractor for open pit mining and, accordingly, no mining equipment costs have been included in the sustaining capital cost estimate. No contingency is included in the sustaining capital shown in Table 18-4.
18.2    Operating Cost Estimate
The LoM operating costs are summarized in Table 18-4. No contingency is included in the operating cost estimates.
Table 18-4: Life-of-Mine Total Operating Cost Estimate

Category	LoM Total Cost (AU$ million)	LoM Unit Cost (AU$/t-processed)	Distribution (%)
Mining	6,328	40.29	35%
Processing	5,169	32.90	28%
G&A	674	4.29	4%
Water Treatment	182	1.16	1%
Market Development	11	0.07	0%
Concentrate Shipping	1,572	10.01	9%
Other Transport and Shipping Costs	697	4.44	4%
Government Royalty	3,557	22.64	20%
Total	18,190	118.77	100%
Source: SRK, 2023

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The LoM total operating cost is AU$118.77 per t processed. On a combined basis, mining and processing make up approximately 63% of total LoM total operating cost.
A discussion of the cost categories comprising the total operating cost estimate is presented below.
1.2.1Mine Operating
The LoM mine operating costs are summarized in Table 18-5.
Table 18-5: Mine Operating Costs

Category	LoM Total Cost (AU$ million)	LoM Unit Cost (AU$/t-mined)
Mining Overheads	473	0.55
Drill and Blast	1,336	1.56
Load and Haul	3,916	4.58
RoM Loader	362	0.42
Stockpile Rehandle	151	0.18
Grade Control Assays	8	0.01
Rockbreaking	82	0.10
Total	6,328	7.40
Source: SRK, 2022

The operating cost estimate is based on recent actual costs and the load and haul rates specified in the existing mining contract between Talison and SG Mining Pty Ltd (SGM), which include appropriate adjustments for rise and fall. Load and haul costs are variable depending on the pit bench from which the material is mined and whether the destination is the RoM pad, a long-term stockpile, or a waste dump.
The LoM unit operating cost is AU$7.40 per t mined from the open pit (AU$20.47 per bcm mined). On a total material movement basis (which includes tonnes of ore re-handled from long-term stockpiles), the LoM unit cost is AU$7.01 per t moved.
The mine operating cost profile over the life of the operation is shown in Figure 18-1.

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LoM values are provided in Table 19-12
Source: SRK, 2022
Figure 18-1: Mine Operating Cost Profile

Mine operating costs remain in a relatively constant range until the final three years of open pit mining (2040 to 2042) when the annual mining rate decreases, and the deepest benches of the open pit are mined.
18.2.2    Processing Operating Costs
The LoM processing costs are summarized in Table 18-6.
Table 18-6: Process Operating Costs

Category	LoM Total Cost (AU$ million)	LoM Unit Cost (AU$/t-processed)
Crushing
Crushing Plant 1	412	10.37
Crushing Plant 2	352	7.84
Crushing Plant 3	301	7.84
Crushing Plant 4	266	7.84
Subtotal Crushing Plants	1,332	8.48
Technical Grade Plant
Variable Costs	142	44.36
Chemical Grade Plant 1
Variable Costs	823	22.53
Chemical Grade Plant 2
Variable Costs	1,098	24.47
Chemical Grade Plant 3
Variable Costs	941	24.47
Chemical Grade Plant 4
Variable Costs	831	24.47
Subtotal All Plants	3,836	24.42
Source: SRK, 2023

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The average LoM crushing cost is AU$8.48/t crushed. The average LoM processing cost for the Technical Grade Plant is AU$44.36/t processed. For Chemical Grade Plant 1, Chemical Grade Plant 2, Chemical Grade Plant 3, and Chemical Grade Plant 4 the LoM average processing costs are AU$22.53/t-processed, AU$24.47/t-processed, AU$24.47/t-processed, and AU$24.47/t-processed, respectively. The average LoM combined crushing and processing cost is AU$32.90/t processed. The estimate of processing costs is based on Talison’s recent actual costs. The processing costs exclude the crusher feed loader and the mobile rockbreaker.
18.2.3    Other Operating Costs
Other operating costs consist of general and administrative costs (G&A), water treatment and marketing development as shown Table 18-7.
Table 18-7: Other Operating Costs

Category	LoM Total Cost (AU$ million)	LoM Unit Cost (AU$/t-processed)
G&A
Site G&A	674	4.29
Water Treatment	182	1.16
Market Development	11	0.07
Total Other Operating Costs	867	5.52
Source: SRK,2023

The other operating costs (G&A, water treatment and market development) are generally fixed over the life of the project and average approximately AU$43.3 million per year. The estimate of other operating costs is based on Talison’s recent actual costs.
18.2.4    Shipping and Transportation Costs
Shipping and other transportation cost are shown Table 18-8.
Table 18-8: Shipping and Transportation Costs

Category	LoM Total Cost (AU$ million)	LoM Unit Cost (AU$/t-processed)
Shipping	1,572	10.01
Other Transportation Costs	697	4.44
Total Other Operating Costs	2,269	14.45
Source: SRK, 2023

Costs for shipping and transportation are estimated based on Talison’s recent actual costs, near term budgets and rates from current contracts.
18.2.5    Royalties
LoM royalty payments are estimated at AU$3,557 million based on application of a 5% government royalty. The royalty is applicable to estimated LoM gross revenue from concentrate sales after deducting shipping costs to China.

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19Economic Analysis
19.1    General Description
SRK prepared a cash flow model to evaluate Greenbushes’ ore reserves on a real basis. This model was prepared on an annual basis from the reserve effective date to the exhaustion of the reserves. This section presents the main assumptions used in the cash flow model and the resulting indicative economics. The model results are presented in U.S. dollars (US$), unless otherwise stated.
All results are presented in this section on a 49% basis reflective of Albemarle’s ownership unless otherwise noted. Technical and cost information is presented on a 100% basis to assist the reader in developing a clear view of the fundamentals of the operation.
As with the capital and operating cost forecasts, the economic analysis is inherently a forward-looking exercise. These estimates rely upon a range of assumptions and forecasts that are subject to change depending upon macroeconomic conditions, operating strategy and new data collected through future operations.
19.1.1    Basic Model Parameters
Key criteria used in the analysis are presented throughout this section. Basic model parameters are summarized in Table 19-1.
Table 19-1: Basic Model Parameters

Description	Value
TEM Time Zero Start Date	January 1, 2023
Mine Life (years)	20
Discount Rate	8%
Source: SRK, Albemarle

All costs incurred prior to the model start date are considered sunk costs. The potential impact of these costs on the economics of the operation is not evaluated. This includes contributions to depreciation and working capital as these items are assumed to have a zero balance at model start.
The model continues one year beyond the mine life to incorporate closure costs in the cashflow analysis.
The selected discount rate is 8% as directed by Albemarle.
19.1.2    External Factors
Exchange Rates
As the operation is located in Australia, the operating and capital costs are modeled in AU$ and converted to US$ within the model. The foreign exchange rate for the model was provided by Albemarle, is held constant over the life of the model and is presented in Table 19-2.
Table 19-2: Modeled Exchange Rate

FX Rate	AU$:US$	0.72
Source: Albemarle

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Pricing
Modeled prices are based on the prices developed in the Market Study section of this report. The prices are modeled as US$1,500/t concentrate over the life of the operation. This price is a CIF price and shipping costs are applied separately within the model.
All concentrate streams produced by the operation are modeled as being subject to the price presented above.
Taxes and Royalties
As modeled, the operation is subject to a 30% income tax. All expended capital is subject to depreciation over a 20 year period. Depreciation occurs via a reducing balance method with a 2x multiplier. No existing depreciation pools are accounted for in the model.
As the operation is located within Western Australia, the operation is subject to a royalty of 5%. The amount of revenue subject to the royalty is the project’s gross revenue less deductions for shipping costs.
SRK notes that the project is being evaluated as a standalone entity for this exercise (without a corporate structure). As such, tax and royalty calculations presented here may differ significantly from actuals incurred by Albemarle.
Working Capital
The assumptions used for working capital in this analysis are as follows:
•Accounts Receivable (A/R): 30 day delay
•Accounts Payable (A/P): 30 day delay
•Zero opening balance for A/R and A/P
19.1.3    Technical Factors
Mining Profile
The modeled mining profile was developed by SRK. The details of mining profile are presented previously in this report. No modifications were made to the profile for use in the economic model. The modeled profile is presented on a 100% basis in Figure 19-1.

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Source: SRK
Figure 19-1: Greenbushes Mining Profile (Tabular data in Table 19-12)

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A summary of the modeled life of mine mining profile is presented in Table 19-3.
Table 19-3: Greenbushes Mining Summary

LoM Mining	Units	Value
Total Ore Mined	Mt	153.1
Total Waste Mined	Mt	701.5
Total Material Mined	Mt	854.7
Average Mined Li2O Grade	%	1.91%
Contained Li2O Metal Mined	Mt	2.9
LoM Strip Ratio	Num#	4.58x
Source: SRK

Processing Profile
The processing profile was developed by SRK and results from the application of stockpile logic to the mining profile external to the economic model. No modifications were made to the profile for use in the economic model. The modeled profile is presented on a 100% basis in Figure 19-2.

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Source: SRK
Figure 19-2: Greenbushes Processing Profile (Tabular data in Table 19-12)

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The production profile was developed by SRK and results from the application of processing logic to the processing profile external to the economic model. No modifications were made to the profile for use in the economic model. The modeled profile is presented on a 100% basis in Figure 19-3.

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Source: SRK
Figure 19-3: Greenbushes Production Profile (Tabular data in Table 19-12)

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A summary of the modeled life of mine processing profile is presented on a 100% basis in Table 19-4.
Table 19-4: Greenbushes Processing Summary

LoM Processing	Units	Value
TECH Plant
Plant Feed (LoM)	Mt	3.2
Average Annual Feed Rate	kt/y	356
Average Feed Grade (Li2O)%		3.72%
Average Mass Yield	%	37.52%
CGP 1
Plant Feed (LoM)	Mt	36.5
Average Annual Feed Rate	kt/y	1,823
Average Feed Grade (Li2O)%		2.35%
Average Mass Yield	%	29.03%
CGP 2
Plant Feed (LoM)	Mt	44.9
Average Annual Feed Rate	kt/y	2,363
Average Feed Grade (Li2O)%		1.85%
Average Mass Yield	%	21.2%
CGP 3
Plant Feed (LoM)	Mt	38.5
Average Annual Feed Rate	kt/y	2,264
Average Feed Grade (Li2O)%		1.80%
Average Mass Yield	%	20.82%
CGP 4
Plant Feed (LoM)	Mt	34.0
Average Annual Feed Rate	kt/y	2,265
Average Feed Grade (Li2O)%		1.48%
Average Mass Yield	%	16.39%
Source: SRK

Operating Costs
Operating costs modeled in Australian dollars and can be categorized as mining, processing and SG&A costs. No contingency amounts have been added to the operating costs within the model. All cost information in this section is presented on a 100% basis. A summary of the operating costs over the life of the operation is presented in Figure 19-4.

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Source: SRK
Figure 19-4: Life of Mine Operating Cost Summary (Tabular data in Table 19-12)

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The contributions of the different operating cost segments over the life of the operation are presented in Figure 19-5.
Source: SRK
Figure 19-5: Life-of-Mine Operating Cost Contributions

Mining
The mining cost profile was developed external to the model and was imported into the model as a fixed cost on an annual basis in Australian dollars. Within the model, the cost was converted to US$ using the long term exchange rate of 0.72 AU$:1:00 US$. The result of this approach is presented in Table 19-5 on a 100% basis.
Table 19-5: Greenbushes Mining Cost Summary

LoM Mining Costs	Unit	Value
Mining Costs	US$ million	4,556
Mining Cost	US$/t mined	5.33
Source: SRK

Processing
Processing costs were incorporated into the model as variable costs. Variable costs are applied to the tonnage processed each processing plant. Table 19-6 presents the variable cost on a per tonne basis for each plant. The CR 1 crushing facility process ore for both the TECH plant and the CGP 1 plant.

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Table 19-6: Variable Processing Costs

Processing Area	Unit	Value
Crushing (CR 1)	AU$/t	10.37
Crushing (CR 2)	AU$/t	7.84
Crushing (CR 3)	AU$/t	7.84
Crushing (CR 4)	AU$/t	7.84
TECH Plant	AU$/t	44.36
CGP 1	AU$/t	22.53
CGP 2	AU$/t	24.47
CGP 3	AU$/t	24.47
CGP 4	AU$/t	24.47
Source: SRK

Within the model, the cost was converted to US$ using the long term exchange rate of 0.72 US$:AU$ The result of this approach is presented in Table 19-7on a 100% basis.
Table 19-7: Greenbushes Processing Cost Summary

LoM Processing Costs	Unit	Value
Processing Costs	US$ million	3,721
Processing Cost	US$/t processed	23.69
Source: SRK

SG&A
SG&A costs were incorporated into the model as annual fixed and variable costs. The fixed cost component is presented on a 100% basis in Table 19-8.
Table 19-8: SG&A Fixed Costs

Item	Unit	Value
		Op Yr 1	Op Yr 2	Op Yr 3	Op Yr 4+
G&A	AU$ million	32.1	32.1	32.1	34.0
Water Treatment	AU$ million	9.1	9.1	9.1	9.1
Market Development	AU$ million	0.5	0.5	0.5	0.5
Source: SRK

Variable SG&A costs consist of the transport and shipping costs associated with moving the operation’s product to the selling point. These costs are presented on a 100% basis in Table 19-9.
Table 19-9: SG&A Variable Costs

Item	Unit	Value
Shipping	AU$/t concentrate	45.04
Other Transport and Shipping Costs	AU$/t concentrate	19.98
Source: SRK

Within the model, the cost was converted to US$ using the long term exchange rate of 0.72 AU$:US$ The result of this approach is presented in Table 19-10 on a 100% basis.
Table 19-10: Greenbushes SG&A Cost Summary

LoM SG&A Costs	Unit	Value
SG&A Costs	US$ million	2,258
SG&A Cost	US$/t concentrate	64.7
Source: SRK

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Capital Costs
As the operation is an existing mine, no initial capital has been modeled. Sustaining capital is modeled on an annual basis and is used in the model as developed in previous sections. No contingency amounts have been added to the sustaining capital within the model. Closure costs are modeled as sustaining capital and are captured as a one-time payment the year following cessation of operations. The modeled sustaining capital profile is presented on a 100% basis in Figure 19-6.

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Source: SRK
Figure 19-6: Greenbushes Sustaining Capital Profile (Tabular data in Table 19-12)

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19.2    Results
The economic analysis metrics are prepared on annual after-tax basis in US$. The results of the analysis are presented in Table 19-11. The results indicate that, at a concentrate price of US$1,500/t CIF China, the operation returns an after-tax NPV at 8% of US$13.2 billion (US$6.5 billion attributable to Albemarle). Note, that because the mine is in operation and is valued on a total project basis with prior costs treated as sunk, IRR and payback period analysis are not relevant metrics. Information about the economic result of the operation in this section is presented on a 49% basis (portion of the project attributable to Albemarle). Information about the technical aspects of the mining operation (tonnes, grade, costs, recoveries, etc.) is presented on a 100% basis to provide clear visibility into the underlying asset and aid the reader in resolving the information presented here to earlier sections in this report where the information is developed.
Table 19-11: Indicative Economic Results (Albemarle)

LoM Cash Flow (Unfinanced)	Units	Value
Total Revenue	US$ million	25,653
Total Opex	US$ million	(5,162)
Operating Margin	US$ million	20,490
Operating Margin Ratio	%	80%
Taxes Paid	US$ million	(5,631)
Free Cashflow	US$ million	12,972
Before Tax
Free Cash Flow	US$ million	18,603
NPV at 8%	US$ million	9,048
After Tax
Free Cash Flow	US$ million	12,972
NPV at 8%	US$ million	6,455
Source: SRK

The economic results and back-up chart information for charts within this section are presented on an annual basis in Table 19-12, Table 19-13 and Figure 19-7.

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Source: SRK
Figure 19-7: Annual Cashflow Summary (Albemarle) (Tabular data in Table 19-12)

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Table 19-12: Greenbushes Annual Cashflow (on an attributable basis)

US$ in millions
Counters
Calendar Year			2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044
Days in Period			365	366	365	365	365	366	365	365	365	366	365	365	365	366	365	365	365	366	365	365	365	366
Escalation
Escalation Index			1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00
Project Cashflow (unfinanced) – (Albemarle)
Revenue	US$ million	25,652.5	898.6	900.5	1,107.7	1,280.2	1,651.2	1,762.4	1,650.3	1,594.9	1,556.9	1,394.2	1,335.7	1,288.6	1,334.0	1,549.8	1,411.7	1,527.1	1,096.4	1,167.4	1,120.7	24.4	-	-
Operating Cost	US$ million	-5,162.4	(177.7)	(201.7)	(221.0)	(260.7)	(306.9)	(308.4)	(318.6)	(311.7)	(311.7)	(300.3)	(297.1)	(292.6)	(284.9)	(291.3)	(275.1)	(296.5)	(259.6)	(246.6)	(181.0)	(19.0)	-	-
Working Capital Adjustment	US$ million	0.0	(59.2)	2.0	(15.6)	(10.9)	(26.7)	(8.7)	9.7	4.0	3.1	12.7	4.3	3.5	(4.4)	(16.9)	9.7	(7.7)	32.4	(6.7)	(1.8)	76.8	0.4	-
Royalty	US$ million	-1,254.9	(44.0)	(44.1)	(54.2)	(62.6)	(80.8)	(86.2)	(80.7)	(78.0)	(76.2)	(68.2)	(65.3)	(63.0)	(65.3)	(75.8)	(69.1)	(74.7)	(53.6)	(57.1)	(54.8)	(1.2)	-	-
Sustaining Capital	US$ million	-632.3	(124.1)	(110.4)	(118.2)	(140.1)	(8.1)	(9.5)	(7.6)	(7.6)	(7.6)	(7.6)	(7.6)	(7.6)	(9.5)	(7.6)	(9.5)	(7.6)	(9.5)	(7.6)	(7.6)	-	(17.2)	-
Other Government Levies	US$ million	0.0	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Tax Paid	US$ million	-5,630.6	-	(203.1)	(192.7)	(243.1)	(277.5)	(366.3)	(398.6)	(364.4)	(351.5)	(341.5)	(299.2)	(284.1)	(272.5)	(288.3)	(348.4)	(314.2)	(341.1)	(229.6)	(254.0)	(260.6)	-	-
Project Net Cashflow	US$ million	12,972.4	493.6	343.3	506.0	562.7	951.3	983.4	854.4	837.1	813.0	689.3	670.8	644.8	697.4	869.8	719.4	826.3	465.0	619.8	621.5	(179.6)	(16.8)	-
Cumulative Net Cashflow	US$ million		493.6	836.8	1,342.9	1,905.5	2,856.8	3,840.2	4,694.6	5,531.7	6,344.7	7,034.0	7,704.8	8,349.5	9,046.9	9,916.8	10,636.2	11,462.5	11,927.5	12,547.3	13,168.8	12,989.1	12,972.4	12,972.4
Source: SRK

February 2023

SRK Consulting (U.S.), Inc.

SEC Technical Report Summary – Greenbushes Mine	Page 263

Table 19-13: Greenbushes Key Project Data (100% basis)

US$ in millions
Counters
Calendar Year			2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044
Days in Period			365	366	365	365	365	366	365	365	365	366	365	365	365	366	365	365	365	366	365	365	365	366
Escalation
Escalation Index			1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00
Operating Cost (LoM) – (100% Basis)
Mining Cost	US$ million	4,556.2	161.2	209.3	206.5	251.6	269.7	263.0	286.1	275.5	277.9	279.1	277.0	270.8	252.3	250.9	227.2	263.6	224.2	184.0	123.5	2.8	-	-
Mining Cost	US$/t mined	5.33	5.8	5.2	5.2	5.0	5.3	5.1	5.5	5.3	5.4	5.4	5.4	4.8	4.9	4.8	5.6	5.1	5.4	7.2	7.9	9.8	-	-
Fixed SG&A Costs	US$ million	624.0	30.1	30.1	30.1	31.4	31.4	31.4	31.4	31.4	31.4	31.4	31.4	31.4	31.4	31.4	31.4	31.4	31.4	31.4	31.4	31.4	-	-
Processing Cost	US$ million	3,721.3	114.2	114.8	143.9	167.6	220.0	222.7	227.6	227.6	227.6	213.4	212.9	212.9	212.9	213.4	212.9	212.9	204.4	213.4	143.1	3.0	-	-
Variable SG&A	US$ million	1,634.0	57.2	57.4	70.6	81.5	105.2	112.3	105.1	101.6	99.2	88.8	85.1	82.1	85.0	98.7	89.9	97.3	69.8	74.4	71.4	1.6	-	-
Royalty Costs	US$ million	2,561.0	89.7	89.9	110.6	127.8	164.8	176.0	164.8	159.2	155.4	139.2	133.4	128.6	133.2	154.7	140.9	152.5	109.5	116.5	111.9	2.4	-	-
Mining Profile – (100% Basis)
Ore Mined	kt	153,144	4,000	6,000	6,000	7,600	8,762	9,150	9,150	9,150	9,150	9,150	9,150	8,567	9,150	9,150	9,150	6,167	8,429	9,150	5,991	129	-	-
Waste Mined	kt	701,517	23,577	34,213	34,000	42,400	42,550	42,600	42,600	42,600	42,600	42,600	42,600	47,495	42,654	42,600	31,735	45,275	32,997	16,554	9,709	158	-	-
Li2O Grade Mined (%)%		1.91%	2.77%	2.16%	2.18%	2.08%	2.18%	2.27%	2.11%	1.81%	1.82%	1.90%	1.73%	1.59%	1.79%	1.90%	1.83%	1.63%	1.48%	1.58%	2.08%	2.13%	-	-
Mill Feed Profile – (100% Basis)
TECH Plant Ore Feed	kt	3,205	368	371	375	375	356	235	375	375	375	-	-	-	-	-	-	-	-	-	-	-	-	-
TECH Plant Feed Grade	%	3.72%	3.71%	3.71%	3.72%	3.72%	3.72%	3.73%	3.72%	3.70%	3.76%	-	-	-	-	-	-	-	-	-	-	-	-	-
CGP1 Plant Ore Feed	kt	36,534	1,899	1,909	1,899	1,899	1,899	1,925	1,920	1,920	1,920	1,925	1,920	1,920	1,920	1,925	1,920	1,920	1,920	1,925	1,920	129	-	-
CGP1 Plant Feed Grade	%	2.35%	2.53%	2.52%	2.55%	2.58%	2.55%	2.50%	2.47%	2.51%	2.51%	2.13%	2.13%	2.16%	2.18%	2.24%	2.13%	2.13%	2.03%	2.11%	2.65%	2.13%	-	-
CGP2 Plant Ore Feed	kt	44,892	2,351	2,364	2,351	2,351	2,351	2,402	2,396	2,396	2,396	2,402	2,396	2,396	2,396	2,402	2,396	2,396	2,396	2,402	1,955	-	-	-
CGP2 Plant Feed Grade	%	1.85%	1.83%	1.80%	1.81%	1.84%	1.85%	2.07%	1.84%	1.84%	1.82%	1.87%	1.75%	1.66%	1.71%	2.18%	1.87%	2.03%	1.62%	1.71%	2.03%	-	-	-
CGP3 Plant Ore Feed	kt	38,480	-	-	1,266	2,284	2,375	2,407	2,400	2,400	2,400	2,407	2,400	2,400	2,400	2,407	2,400	2,400	2,400	2,407	1,329	-	-	-
CGP3 Plant Feed Grade	%	1.80%	-	-	1.83%	1.82%	1.89%	2.03%	1.80%	1.82%	1.88%	1.83%	1.75%	1.70%	1.76%	2.10%	1.76%	1.81%	1.44%	1.51%	1.92%	-	-	-
CGP4 Plant Ore Feed	kt	33,971	-	-	-	-	2,194	2,407	2,400	2,400	2,400	2,407	2,400	2,400	2,400	2,407	2,400	2,400	2,037	2,407	913	-	-	-
CGP4 Plant Feed Grade	%	1.48%	-	-	-	-	1.83%	1.85%	1.79%	1.54%	1.36%	1.43%	1.42%	1.35%	1.39%	1.34%	1.55%	1.78%	1.12%	1.08%	1.06%	-	-	-
Production Profile – (100% Basis)
TECH Plant Mass Yield	%		37.26%	37.01%	37.47%	37.50%	37.35%	37.68%	37.60%	36.83%	39.06%	-	-	-	-	-	-	-	-	-	-	-	-	-
TECH Plant Concentrate Production	kt	1,203	137	137	141	141	133	88	141	138	146	-	-	-	-	-	-	-	-	-	-	-	-	-
CGP1 Plant Mass Yield	%		31.92%	31.62%	32.21%	32.69%	32.17%	31.40%	30.92%	31.53%	31.56%	25.49%	25.68%	26.17%	26.39%	27.39%	25.79%	25.85%	24.11%	25.26%	33.84%	25.82%	-	-
CGP1 Plant Concentrate Production	kt	10,606	606	604	612	621	611	605	594	605	606	491	493	503	507	527	495	496	463	486	650	33	-	-
CGP2 Plant Mass Yield	%		20.39%	20.48%	20.67%	21.09%	21.14%	24.68%	21.06%	20.98%	20.64%	21.61%	19.72%	18.37%	19.10%	26.32%	21.71%	24.12%	17.80%	19.02%	24.33%	-	-	-
CGP2 Plant Concentrate Production	kt	9,515	479	484	486	496	497	593	505	503	495	519	472	440	458	632	520	578	426	457	476	-	-	-
CGP3 Plant Mass Yield	%		-	-	21.24%	21.21%	22.30%	24.32%	20.76%	21.15%	21.85%	21.16%	20.00%	19.27%	20.27%	25.29%	20.18%	21.07%	15.60%	16.34%	23.05%	-	-	-
CGP3 Plant Concentrate Production	kt	8,010	-	-	269	485	530	585	498	508	525	509	480	463	487	609	484	506	374	393	306	-	-	-
CGP4 Plant Mass Yield	%		-	-	-	-	21.68%	21.89%	21.16%	17.34%	14.45%	15.70%	15.49%	14.50%	15.17%	14.15%	17.56%	20.74%	11.18%	10.46%	10.19%	-	-	-
CGP4 Plant Concentrate Production	kt	5,567	-	-	-	-	476	527	508	416	347	378	372	348	364	340	421	498	228	252	93	-	-	-
Capital Profile – (100% Basis)
Development-Expansion	US$ million	62.1	26.3	17.0	16.0	2.9	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Plant and Equipment-Expansion	US$ million	889.5	203.5	192.9	218.0	275.1	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Development-Sustaining	US$ million	24.2	5.5	7.2	5.8	5.8	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Tailings Addition	US$ million	15.3	-	-	-	-	-	3.8	-	-	-	-	-	-	3.8	-	3.8	-	3.8	-	-	-	-	-
Exploration	US$ million	10.5	6.0	2.6	0.3	1.7	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Plant and Equipment-Sustaining	US$ million	253.5	12.0	5.6	1.2	0.6	16.4	15.6	15.6	15.6	15.6	15.6	15.6	15.6	15.6	15.6	15.6	15.6	15.6	15.6	15.6	-	-	-
Closure	US$ million	35.1	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	35.1	-
Total	US$ million	1,290.3	253.2	225.2	241.3	286.0	16.4	19.4	15.6	15.6	15.6	15.6	15.6	15.6	19.4	15.6	19.4	15.6	19.4	15.6	15.6	-	35.1	-
Source: SRK

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SEC Technical Report Summary – Greenbushes Mine	Page 264

19.3    Sensitivity Analysis
SRK performed a sensitivity analysis to determine the relative sensitivity of the operation’s NPV to a number of key parameters. This is accomplished by flexing each parameter upwards and downwards by 10%. Within the constraints of this analysis, the operation appears to be most sensitive to, mined lithium grades, commodity prices and recovery or mass yield assumptions within the processing plant.
SRK cautions that this sensitivity analysis is for information only and notes that these parameters were flexed in isolation within the model and are assumed to be uncorrelated with one another which may not be reflective of reality. Additionally, the amount of flex in the selected parameters may violate physical or environmental constraints present at the operation.
Source: SRK
Figure 19-8: Greenbushes NPV Sensitivity Analysis (Albemarle)

February 2023

SRK Consulting (U.S.), Inc.

SEC Technical Report Summary – Greenbushes Mine	Page 265

20Adjacent Properties
SRK notes that no adjacent properties are relevant or material to the study or understanding of the Greenbushes property. Minor exploration areas exist on the same property discussed herein, and there is potential for disclosure of additional materials from these areas if they are developed.

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SRK Consulting (U.S.), Inc.

SEC Technical Report Summary – Greenbushes Mine	Page 266

21Other Relevant Data and Information
SRK includes the following information as it involves future expansion options at the Greenbushes site and the reader should be aware that they could have an impact on the overall production, economics, and roll on impact of permitting.
21.1.1    Technical Grade Plant (TGP)
The TGP plant operation is discussed in detail in Section 14.1. The TGP has operated historically for many years. The material feeding the plant is identified in the geologic model, then detailed grade control drilling is conducted in the pit. The results of the grade control assays are then used by Talison to assign which material is processed through the TGP. Feed to TGP is defined primarily by Li2O grade and the iron grade that will achieve the final product iron quality specification for SC7.2. The iron grade for the plant feed is governed by mineralogy and is modeled using oxides of manganese, calcium, potassium, sodium and lithium in plant feed.
21.1.2    Tailings Retreatment Plant (TRP)
Greenbushes has developed and installed a Tailings Reprocessing Plant (TRP) to reprocess tailings at a rate of 2 Mt per year from Tailings Storage Facility 1 (TSF1). The TRP is planned to process approximately 10 Mt of tailings. The TRP processing facilities include an oxide flotation plant capable of processing 2.0 Mt/y of reclaimed tailings, nominally grading 1.4% Li2O at a design feed rate of 250 tph, to produce 285 kt/y of Spodumene concentrate grading 6.0% Li2O. Feed to the TRP is by a dedicated mining fleet operated by a Mining Contractor with experience in tailings reclamation. Feed is directly loaded into the plant by a fleet of mining trucks or stored on a RoM stockpile adjacent to the feed bin. Mining is conducted on a day shift only basis, with the processing plant fed by front end loader from the RoM during night shift. The TRP is located adjacent to and west of the planned TSF4. Operation of the facility began in 2022 and continues today. As noted earlier in the report, the TRP production is not included in reserve cost model as the resource does in the QP’s opinion meet the standards for inclusion in reserves.

February 2023

SRK Consulting (U.S.), Inc.

SEC Technical Report Summary – Greenbushes Mine	Page 267

22Interpretation and Conclusions
22.1    Geology and Resources
Geology and mineralization on the Greenbushes property are well understood through decades of active mining and exploration. SRK has used relevant data to integrate into the modeling effort at the scale of LoM resources for public reporting.
The Greenbushes operation utilizes a 3D geological model informed by various data types (primarily drilling and pit mapping) to constrain and control the volume of the pegmatite bodies which host the Li2O. Drilling data from the exploration data was composited within relevant geological wireframes, and Li2O grades were interpolated into a block model using ordinary kriging methods. Results were validated visually, via various statistical comparisons, and against recent production reconciliation data. The estimate was depleted for recent production, categorized in a manner consistent with industry standards, and reviewed with Talison site personnel. Mineral resources have been reported using an economic pit shell, based on economic and mining assumptions to support the reasonable prospects for economic extraction of the resource. A cut-off grade has been assigned based on site practices, and the resource has been reported above this cut-off.
In SRK’s is of the opinion, that the mineral resources stated herein are appropriate for public disclosure and meet the definitions of Indicated and Inferred resources established by SEC guidelines and industry standards.
22.2    Reserves and Mining Methods
22.2.1    Reserves and Mine Planning
SRK has reported mineral reserves that, in our opinion as QP, are appropriate for public disclosure. The mine plan, which is based on the mineral reserves, spans approximately 19 years. Annual material movement requirements are reasonable, with a peak annual material movement of approximately 56 Mt. Over the life of the project, approximately 701 Mt of waste will be mined from the open pit. A feasible waste dump design exists to accommodate the LoM waste quantity; however, a portion of the waste will need to be deposited (backfilled) into the Kapanga pit and the southern portion of the Central Lode pit after all ore has been extracted from those areas. SRK recommends that alternative waste dump locations be investigated so there is flexibility to expand the open pit operations and extend the mine life beyond what has been contemplated for the year-end 2022 reserves discussed herein.
22.2.2    Geotechnical
The overall pit has been designed such that it meets the minimum acceptable stability criteria. Even under reduced strength conditions the slopes are predicted to remain stable. The 2022 pit has been adjusted to minimize the bullnose geometry between Cornwall and Central Lode pits to enhance stability. This is an area to watch for local stability issues, but it is not anticipated to present a major stability problem.
There remains uncertainty in hydrogeological conditions, particularly in regard to bench face stability due to local pore pressures and the need to dewatering benches.

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SEC Technical Report Summary – Greenbushes Mine	Page 268

The character and orientation of the interpreted geologic structures in the east wall of the Central Lode have a high degree of uncertainty. Given the conservative FoS of the east wall, this uncertainty is not expected to have significant impact of predicted stability unless geologic structures locally intersect such that unstable wedges are formed. Additional structural data should be collected to mitigate this potential ahead of any local instabilities.
The thickness and strength properties of the waste dump material at the crest of the west wall of the Central Lode are uncertain. Given the adequate stability analysis results this should not be a major issue unless the assumed properties are vastly different. This can be mitigated by conducting a geotechnical investigation of the waste dump nearest the pit crest.
Local bench-scale failures and rockfalls in the west wall of the Central Lode present a safety risk. Greenbushes is aware of this need which can be mitigated via the slope monitoring program and use of safety protocols when approaching the face, including annual/semiannual bench face scaling and real-time movement monitoring.
22.3    Mineral Processing and Metallurgical Testing
As part of the process design for CGP2, Greenbushes conducted an evaluation of the use of HPGR as an alternative to the ball mill grinding circuit currently used in CGP1.
Greenbushes used a combination of size distributions, Li2O analysis of size fractions and liberation data to estimate the yield and lithium recovery. Greenbushes’ HPGR yield model developed for CGP2 predicts about 5% higher overall lithium recovery than the CGP1 yield model.
CGP2 plant optimization has not been completed and the lithium recovery benefit associated with HPGR comminution has not yet been demonstrated.
22.4    Processing and Recovery Methods
Greenbushes currently has two ore crushing facilities (CR1 and CR2) and three ore processing plants which includes the Technical Grade Plant (TGP), Chemical Grade Plant-1 (CGP1) and Chemical Grade Plant-2 (CGP2) with a nominal capacity of 4.5 Mt/y of pegmatite feed to produce a nominal 1.3 Mt/y of spodumene concentrates (chemical and technical grades).
The process flowsheets utilized by both CGP1 and CGP2 are similar, however, CGP2 was designed with a number of modifications based on HPGR comminution studies and CGP1 operational experience. The most notable modification included the replacement of the ball mill grinding circuit with HPGRs.
CGP2 commissioning began during September 2019 and continued through April 2020 and was then shut down and put on care and maintenance during the period of March 2020 to April 2021 due to market demand considerations. CGP2 was then put back into production during May 2021 and has continued through to-date. During 2021 CGP2 significantly underperformed design expectations.
Greenbushes retained MinSol Engineering to undertake a performance assessment of CGP2 and identify areas where improvements in the plant could be made to increase lithium recovery. MinSol identified and coordinated process plant improvements which resulted in increasing lithium recovery from about 50% reported for 2021 to the Q4 2022 average of 68%. This represents an 18% increase in recovery.

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SRK Consulting (U.S.), Inc.

SEC Technical Report Summary – Greenbushes Mine	Page 269

Lithium recovery remains about 8% less than the design recovery and MinSol has identified additional process improvements for CGP2 that could be implemented in an effort order to achieve the original design lithium recovery.
SRK notes that that CGP2 and CGP1 flowsheets are similar and both plants process ore from the same mining operation, as such, SRK believes that it is reasonable to expect that CGP2 will eventually achieve performance similar to CGP1 but cautions that at this point design performance of CGP2 remains to be demonstrated and has not yet been confirmed.
Greenbushes is currently constructing Chemical Grade Plant-3 (CGP3), which will be identical to CGP2. CGP3 is scheduled to come on-line during Q2 2025. Greenbushes also has plans to construct Chemical Grade Plant-4 (CGP4), which will also be based CGP2. CGP4 is currently planned to commence production during Q1 2027.
22.5    Infrastructure
The infrastructure at Greenbushes is installed and functional. Expansion projects have been identified and are at the appropriate level of design depending on their expected timing of the future expansion. Tailings and waste rock are flagged as risks due to the potential for future expansion and location of future resources that are in development. A detailed review of long-term storage options for both tailings and waste rock will allow timely planning and identification of alternative storage options for future accelerated expansion if needed.
22.6    Environmental/Social
The Project has been in operation as a hard rock mine since 1983 and is fully permitted for its current operations. The Project is in the process of obtaining further approvals for expansion; however, consideration of the expansion has been excluded from this evaluation, as detailed assessment information is not yet available.
During development and subsequent modifications to the mine, environmental studies and impact assessments have been completed to support project approval applications. Many of these studies are currently being updated as part of the current expansion efforts; as such, the most up-to-date information was not readily available. Some of the key findings from previous studies include:
•No Threatened Ecological Communities, Priority Ecological Communities or threatened flora have been reported in the vicinity of the mine site.
•There have been seven conservation significant fauna species recorded in the mine development area.
•Surface water drains through tributaries of the Blackwood River, which is registered as a significant Aboriginal site that must be protected under the Aboriginal Heritage Act of 1972.
•Groundwater is not a resource in the local area due to the low permeability of the basement rock.
•Earlier studies indicated that the pits would overflow approximately 300 years after mine closure. However, more recent modeling suggests that water levels will stabilize in approximately 500 to 900 years and remain 20 m below the pit rims (i.e., no overflow).
•Background groundwater quality data are limited due to a lack of monitoring wells upgradient of the mine, and as monitoring wells are located close to the TSFs and/or in the historically

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dredged channels; some of these wells have been impacted by seepage and is under investigation and remediation efforts.
•Waste rock is not typically acid generating, though some potentially acid generating (PAG) granofels (metasediments) do occur in the footwall of the orebody. Significant acid neutralizing capacity (ANC) has been shown to exist in waste rock and pit walls.
•Studies into the potential for radionuclides has consistently returned results that are below trigger values.
•There are no other cultural sites listed within the mining development area.
The Project operates under approvals that contain conditions for environmental management that include waste and tailings disposal, site monitoring, and water management. The Project has not incurred any significant environmental incidents (EPA, 2020).
There has been no predictive modeling of the pit lake quality as far as SRK is aware, and this is recommended to inform closure management strategies. There is potential for site water management to be required post-closure until seepage from TSF2 attenuates.
The Project has contaminated five sites listed which encompass the entire mine area due to known or suspected contaminated sites due to hydrocarbons and metals in soil, and elevated concentrations of metals in groundwater and surface water. These sites are classified as “Contaminated – Restricted use” and only permit commercial and industrial uses. This will need to be reviewed for final land use options for closure.
Talison has agreements in place with two local groups.
22.7    Closure
Although Greenbushes has a closure plan prepared in accordance with applicable regulations, this plan should be updated to include all closure activities necessary to properly close all of the project facilities that are part of the current mine plan, including future expansions and facilities. This update should be prepared in accordance with applicable regulatory requirements and commitments included in the approved closure plan. It should also be prepared in sufficient detail that a proper PFS-level closure cost estimate can be prepared. SRK cannot validate the current closure cost estimate because there is no information on how the unit rates used in the model were derived.
22.8    Costs
The Greenbushes cost forecasts are based on mature mine budgets that have historical accounting data to support the cost basis and forward looking mine plans as a basis for future operating costs as well as forward looking capital estimates based on engineered estimates for expansion capital and historically driven sustaining capital costs. In SRK’s opinion, the estimates are reasonable in the context of the current reserve and mine plan.
22.9    Economics
The Greenbushes operation consists of an open pit mine and several processing facilities fed primarily by the open pit mine. The operation is expected to have a 20 year life. Under the forward-looking assumptions modeled and documented in this report, the operation is forecast to generate positive cashflow.

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As modeled for this analysis, the operation is forecast to produce 34.9 Mt of concentrate to be sold at a spodumene price of US$1,500/t CIF China. This results in a forecast after-tax project NPV at 8% of US$13.2 billion, of which, US$6.5 billion is attributable to Albemarle.
The analysis performed for this report indicates that the operation’s NPV is most sensitive to variations in the grade of ore mined, the commodity price received and processing plant performance.

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23Recommendations
23.1    Recommended Work Programs
23.1.1    Geology and Mineral Resources
SRK recommends the following work programs as opportunities for improvement to geology and mineral resources:
•Updating of the property-wide geological and resource block model from a first principles perspective to align the Central Lode and Kapanga deposit input parameters for consistency and include recent drilling and other geological data in the update.
•Conduct a full data validation and review of QA/QC of Central Lode and Kapanga data during the next resource model update.
•Construct a detailed 3D wireframe structural model across the property to support the geological model update and provide aid to geotechnical design assumptions.
•Continue exploration drilling across the property for condemnation and deposit definition purposes.
23.1.2    Mining and Mineral Reserves
SRK recommends that alternative waste dump locations be investigated so there is flexibility to expand the open pit operations and extend the mine life beyond what has been contemplated for the year-end 2022 reserves discussed herein.

SRK also recommends that Greenbushes closely monitor the mining sequence as mining progresses to ensure timely availability of in-pit dumps.
23.1.3    Processing and Recovery Methods
SRK recommends that Greenbushes continue with the optimization programs identified by Minsol for CGP2, which includes the following:
•Blending of ore on the ROM pad to decrease plant feed variability
•Redirecting fines flotation cleaner tailings to allow for additional reagent conditioning
•Improve reagent conditioning efficiency of the fines flotation conditioner
•Improve reagent conditioning in the Hydrofloat reagent conditioners
•Prescreening HPGR feed to reduce slimes generation
•Add a scavenger flotation circuit
•Add a scavenger WHIMS circuit
23.1.4    Geotechnical Program
Recommendations for future geotechnical work includes the following:
•Field mapping to ground truth interpreted geologic structures and update structural model
•Conduct numerical modeling of the east wall to check for interaction with the proposed Kapanga pit
•Update the hydrogeological conceptual model considering VWP data and asses the benefits of dewatering on bench stability

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•Conduct rock fall trials and perform a rock fall risk assessment towards developing rockfall hazard maps with focus on ramp and active pit safety
23.1.5    Environmental and Closure
There has been no predictive modeling of the pit lake quality as far as SRK is aware, and this is recommended to inform closure management strategies. There is potential for site water management to be required post-closure until seepage from TSF2 attenuates. The closure cost estimate should be updated to reflect current industry best practice.
23.2    Recommended Work Program Costs
Table 23-1 summarizes the costs for recommended work programs.

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Table 23-1: Summary of Costs for Recommended Work

Discipline	Program Description	Cost (1000’s US$)
Geology and Mineralization	Detailed 3D structural model development	50
Mineral Resource Estimates	Update property scale geological and resource models incorporating recent data.	100
Deposit definition drilling	Continued exploration and condemnation drilling across the deposit to define extents of pegmatites on the Greenbushes property.	500 to 1,000 per year
Mineral Reserves and Mining	Investigated alternative waste dump locations to determine if there is flexibility to expand the open pit operations and extend the mine life.	100
Geotechnical	Structural mapping, hydrogeological model update, pit phase stability assessments, rock fall assessment	90
Process	Continue ongoing performance assessment on CGP2 to determine modifications/adjustments to the flow sheet to improve the performance to design levels.	2,000
Infrastructure	Life of Mine Tailings Disposal study, Studies required for further characterization of TSF1 and advancement of the expansion design, Comprehensive 3rd party dam safety review.	2,500
Environmental Studies, Permitting, and Plans, Negotiations, or Agreements with Local Individuals or Groups	Conduct comprehensive geochemical predictive modeling of the post-closure pit lakes, as this could have significant bearing on possible long-term water treatment requirements. A site-wide assessment of water quality should be completed including diffuse and point sources, and predictions of long-term water quality. This would inform closure planning and determine if long-term, post-closure water management or treatment is required.	375
Closure Costs	The closure cost estimate should be updated to reflect current industry best practice. The update should use standard calculating methods, site specific data, and include all costs that could be reasonably incurred. It is possible that the closure plan may require additional modification, such as predicting the need for long-term water treatment.	75
Total US$		$5,790 to $6,290
Source: SRK, 2022

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24References
Australian Government (2012). IBRA version 7, co-operative efforts of the Department of the Environment and Energy and State/Territory land management agencies. Topographic Data - Australia - 1:10 million (c) Geoscience Australia, 1994. All rights reserved. Caveats: Data used are assumed to be correct as received from the data suppliers. (c) Commonwealth of Australia 2012 Map produced by ERIN, Australian Government Department of the Environment and Energy, Canberra, October 2016.
Baker D. (2014). Memorandum – Historical waste mining central lode, dated February 12, 2014.
Behre Dolbear (BDA), (2012). Greenbushes Lithium Operations. NI 43-101 Technical Report prepared for Talison Lithium Limited, 104 pp., December 2012
Behre Dolbear (BDA), (2022). Competent Person’s Report, Greenbushes Lithium Mine – Western Australia, June, 2022.
Biologic (2011). Greenbushes Level 1 Fauna Survey, Talison Lithium Australia Pty Ltd, November 2011.
Biologic (2018a). Greenbushes Vertebrate, SRE and Subterranean Fauna Desktop Assessment, Talison Lithium Limited, 10 July 2018.
Biologic (2018b). Greenbushes Targeted Vertebrate and SRE Invertebrate Fauna Survey, Talison Lithium Limited, 10 July 2018
Brad Goode and Associates (2018). Report of an Aboriginal Heritage Survey for the Talison Lithium Mine Expansion M01/2, M01/3, M01/6, M01/7 and L01/1 Greenbushes, Western Australia, May 2018.
Bureau Veritas (2020). Management System Certification Audit Report for the Recertification Audit of TALISON LITHIUM LTD and GLOBAL ADVANCED METALS PTY LTD, Rev 16 (04/12/19).
Centre of Excellence in Natural Resource Management (2004). Ecological Water Requirements of the Blackwood River and tributaries – Nannup to Hut Pool. Report CENRM 11/04. Centre of Excellence in Natural Resource Management, the University of Western Australia. February 2005.
Department of Water and Environmental Regulation (DWER) (2020). Decision report for Works Approval Number W6283/2019/1, DWER File Number DER2019/000216.
Department of Mines and Petroleum (W. Australia), 2020. Public land tenure data as taken from Mineral Titles Online (MTO) Database, November 30, 2020.
Economic Geology and the Bulletin of the Society of Economic Geologists, 1990. Environment and Structural Controls on the Intrusion of the Giant Rare Metal Greenbushes Pegmatite, Western Australia, G. A. Partington
Environmental Protection Authority (EPA) (2020). Environmental Factor Guideline: Greenhouse Gas Emissions, EPA, Western Australia.
GCA (1994). Greenbushes Mine Geochemical Characterization Of Process Tailings Produced By The Tantalum Plant, Implications for Tailings Management, DECEMBER 1994.

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GCA (2014). Memorandum - Greenbushes Mine: Appraisal of Drainage-water Quality from Floyd's Dump and Implications for Future Minewaste Management, dated 17th February 2014.
GHD (2014). Stage 3, Integrated Geophysics and Hydrogeological Investigation, Interpretation of Geochemical data, March 2014.
GHD (2016). Talison Lithium Mine, Green Bushes, WA. Characterization of Acid Metalliferous Drainage potential from Tailings Storage Facility 2 (TSF2), September 2016.
GHD (2018). Talison Lithium Australia Pty Ltd., Greenbushes Proposed Mine Expansion Water Balance Model Update, August 2018.
GHD (2019a). Greenbushes Lithium Mine Expansion, Hydrogeological Investigation 2018, Site-wide Hydrogeological Report, January 2019.
GHD (2019b). Talison Lithium Australia Pty Ltd, Greenbushes Lithium Mine Expansion, Works Approval Application 1 Supporting Document, March 2019.
GHD (2019c). Talison Lithium Limited, Talison compliance monitoring report 2019, Surface water and groundwater, September 2019.
GHD (2019d) Talison leaching study Stage 2 AMD testing results. Unpublished report prepared for Talison Lithium Australia Pty Ltd.
GHD (2020). Talison Lithium Australia Pty Ltd, Greenbushes Lithium Mine - Dewatering Update and Pit Lake Assessment, March 2020.
Greenbase Environmental Accountants 2018, Letter - Greenhouse Gas Estimates For Greenbushes Expansion Project, dated 29 November 2018.
Greenbase Environmental Accountants )2019). Section 19 National Greenhouse and Energy Report for Windfield Holdings Pty Ltd, 2019 Financial Year
Harwood G (2018). Greenbushes Black Cockatoo Tree Hollow Review, Talison Lithium Pty Ltd, July 2018, Version 2.
Herring Storer Acoustics (2018). Proposed Expansion Greenbushes – Acoustic Assessment. Unpublished report prepared for Talison Lithium Ltd.
IT Environmental (1999). Environmental Investigation for Gwalia Consolidated Ltd, Marinup Road, Greenbushes.
Onshore Environmental (2012). Flora and Vegetation Survey, Greenbushes Mining Leases, February 2012.
Onshore Environmental (2018a). Greenbushes Mining Operations Detailed Flora and Vegetation Survey, prepared for Talison Lithium, July 2018.
Onshore Environmental (2018b). Greenbushes Infrastructure Corridors Detailed Flora and Vegetation Survey, prepared for Talison Lithium, 3 December 2018.
Onshore Environmental (2018c). Visual Impact Assessment, Greenbushes Lithium Mine Expansion, Prepared for Talison Lithium, 28 September 2018.

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Partington, G.A., (1990). Environmental and Structural Controls on the Intrusion of the Giant Rare Metal Greenbushes Pegmatite, Western Australia. Economic Geology, May 1990.
Pells Sullivan Meynink (2020). Central Mine Life of Mine Feasibility Slope Design, PSM2193-059R.pdf, January 15, 2020.
Sons of Gwalia Ltd. (2004). Greenbushes Operations, Tailings Management New Cell, Notice Of Intent, Reg ID 4870.
SRK Consulting (2020). Greenbushes Slope Stability Analysis, December 8, 2020.
SRK Consulting (Australia) Pty Ltd. (2021). Greenbushes Lithium Deposits 2021 – Mineral Resource Update to Talison. Internal Talison memorandum.
Talison (2011). Talison Lithium Australia Pty Ltd, Greenbushes Mine Site, Project 640, 2011 Lithium Processing Plant Upgrade, Version 3 - June 2011.
Talison (2016). Greenbushes Operations Mine Closure Plan 2016. Reg ID 60857.
Talison (2017). Site Management Plan, Environmental ENV 1001 Surface Water Management Plan, Version 5A, August 2017.
Talison (2018). Greenbushes Central Lode Pegmatite; Li2O Estimate – Resource Report, March 31, 2018
Talison (2019a). Mining Proposal, Version 1.0, 23rd July 2019, Reg ID 80328.
Talison (2019b). Annual Environmental Report, Talison Lithium Australia Pty Ltd L4247/1991/13, 1 July 2018 to 30 June 2019.
Talison (2020a). Water Management Plan. Site Management Plan: ENV-MP-1001, version 7, dated 28 July 2020.
Talison (2020*). Multiple internal reports or files provided by Talison to SRK over the course of this review.

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25Reliance on Information Provided by the Registrant
The Consultant’s opinion contained herein is based on information provided to the Consultants by Albemarle throughout the course of the investigations. Table 25 1 of this section of the Technical Report Summary will:
(i) Identify the categories of information provided by the registrant;
(ii) Identify the particular portions of the Technical Report Summary that were prepared in reliance on information provided by the registrant pursuant to Subpart 1302 (f)(1), and the extent of that reliance; and
(iii) Disclose why the qualified person considers it reasonable to rely upon the registrant for any of the information specified in Subpart 1302 (f)(1).
Table 25-1: Reliance on Information Provided by the Registrant

Category	Report Item/ Portion	Portion of Technical Report Summary	Disclose why the Qualified Person considers it reasonable to rely upon the registrant
Discount Rates	19	19 Economic Analysis	Albemarle provided discount rates based on a benchmarking of publicly available information for 54 lithium mining project studies. The median value of the benchmarking dataset is 8%. SRK typically applies discount rates to mining projects ranging from 5% to 12% dependent upon commodity. SRK views the selected 8% discount rate as appropriate for this analysis.
Foreign Exchange Rates	19	19 Economic Analysis	SRK was provided with an exchange rate comparison of a forward-looking consensus average and 12 month historical rates and a 3-year trailing average. The selected FX rate is the average of the consensus and 3-year trailing average. The selected rate is lower than the spot FX rate and is therefore more conservative. As such, it is SRK’s opinion that the rates provided are appropriate for a long term analysis such as reserves.
Tax rates and government royalties	19	19 Economic Analysis	SRK was provided with tax rates and government royalties for application within the model. These rates are in line with SRK’s understanding of the tax regime at the project location.
Environmental Studies	17	17.1 Environmental Studies	SRK was provided various environmental studies conducted on site. These studies were of a vintage that independent validation could not be completed.

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Environmental Compliance	17	17.3.4 Environmental Compliance	Registrant provided regulatory compliance audit results. SRK did not conduct an independent regulatory compliance audit as part of the scope.
Local Agreements	17	17.4 Local Individuals and Groups	Registrant provided agreements with local stakeholders. SRK was unable to query all project stakeholders on issue of agreements.

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Signature Page

This report titled “SEC Technical Report Summary, Pre-Feasibility Study, Greenbushes Mine, Western Australia” with an effective date of December 31, 2022, was prepared and signed by:

SRK Consulting (U.S.) Inc.                    Signed SRK Consulting (U.S.) Inc.
Dated at Denver, Colorado
February 14, 2023

February 2023